Dreyfus BASIC S&P 500 Stock Index Fund

Seeks to match the total return of the Standard & Poor's® 500 Composite Stock Price Index by investing in equity securities

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Fund

Your Investment

For More Information

See back cover.

Dreyfus BASIC S&P 500 Stock Index Fund

Ticker Symbol: **DSPIX**

The Fund



GOAL/APPROACH

The fund seeks to match the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500®). This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 95% of its assets in common stocks included in the index.

The fund attempts to have a correlation between its performance and that of the index of at least .95, before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund generally invests in all 500 stocks in the S&P 500® in proportion to their weighting in the index. The S&P 500® is an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy and is often considered a proxy for the stock market in general. Each stock is weighted by its market capitalization, which means larger companies have greater representation in the index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of securities.

Concepts to understand

Index funds: mutual funds that are designed to meet the performance of an underlying benchmark index.

To replicate index performance, the manager uses a passive management approach and purchases all or a representative sample of the securities comprising the benchmark index. Because the fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

"Standard & Poor's®," "S&P®," "Standard & Poor's® 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor stock performance. The correlation between fund and index performance may be affected by the fund's expenses, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

Other potential risks

The fund may invest in stock index futures contracts whose performance is tied to the S&P 500 Index. While used primarily as a substitute for the sale or purchase of securities, such investments can increase the fund's volatility and lower its return. Derivatives, such as futures contracts, can be illiquid, and a small investment in certain derivatives could have a potentially large impact on the fund's performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P 500®, a broad measure of large-cap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax–deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*			
	1 Year	5 Years	10 Years
Fund *returns before taxes*	**10.63%**	**-2.51%**	**11.78%**
Fund *returns after taxes on distributions*	**10.33%**	**-2.91%**	**11.06%**
Fund *returns after taxes on distributions and sale of fund shares*	**7.28%**	**-2.32%**	**10.11%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**10.88%**	**-2.30%**	**12.07%**

Year-by-year total returns *as of 12/31 each year (%)*



95	96	97	98	99	00	01	02	03	04
36.82	22.76	33.02	28.38	20.62	-9.26	-12.09	-22.29	28.40	10.63

Best Quarter:	**Q4 '98**	**+21.32%**
Worst Quarter:	**Q3 '02**	**-17.29%**



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.20%
Other expenses	0.00%
Total	**0.20%**

Expense example

1 Year	3 Years	5 Years	10 Years
$20	**$64**	**$113**	**$255**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors and extraordinary expenses.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.20% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus manages the fund by making investment decisions based on the fund's investment objective, policies and restrictions in seeking to match the performance of the S&P 500®.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		21.99	18.51	22.16	29.94	28.76
Investment operations:	Investment income – net[1]	.35	.31	.29	.28	.31
	Net realized and unrealized gain (loss) on investments	1.65	3.45	(3.64)	(7.72)	1.38
Total from investment operations		2.00	3.76	(3.35)	(7.44)	1.69
Distributions:	Dividends from investment income – net	(.33)	(.28)	(.30)	(.30)	(.28)
	Dividends from net realized gain on investments	–	–	–	(.04)	(.23)
Total distributions		(.33)	(.28)	(.30)	(.34)	(.51)
Net asset value, end of period		23.66	21.99	18.51	22.16	29.94
Total Return (%)		9.19	20.56	(15.32)	(25.08)	5.92
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.20	.20	.20	.20	.20
Ratio of net investment income to average net assets		1.51	1.59	1.35	1.10	1.04
Portfolio turnover rate		4.21	8.01	4.72	6.34	4.16
Net assets, end of period ($ x 1,000)		1,338,323	1,331,547	1,114,140	1,292,792	1,989,765

[1] *Based on average shares outstanding at each month end.*

Your Investment



ACCOUNT POLICIES

Buying shares

You pay no sales charges to invest in this fund. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Minimum investments

	Initial	Additional
Regular accounts	$10,000	$1,000* $500 *for Dreyfus TeleTransfer investments*
Traditional IRAs	$5,000	$1,000**
Spousal IRAs	$5,000	$1,000**
Roth IRAs	$5,000	$1,000**
Dreyfus automatic investment plans	n/a	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

  * *$100 for investors who have held shares since September 14, 1995.*
** *No minimum for investors who have held shares since September 14, 1995.*

Concepts to understand

Traditional IRA: an individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

Spousal IRA: an IRA funded by a working spouse in the name of a nonworking spouse.

Roth IRA: an IRA with non-deductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

For more complete IRA information, consult Dreyfus or your tax professional.

Third-party investments: If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

· if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

· the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through Dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

· amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

· requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $5,000*, the fund may ask you to increase your balance. If it is still below $5,000* after 45 days, the fund may close your account and send you the proceeds.

* Below $500 if you have been a fund shareholder since September 14, 1995.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing	
Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).
For exchanging shares	
Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.
For selling shares	
Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see ''Account Policies – Selling Shares'').

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044288
• the fund name
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044288
• the fund name
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but insert ''411'' before your 14-digit account number.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

Check Call us to request your transaction. A check will be sent to the address of record.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record. |

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more. |

INSTRUCTIONS FOR **IRAS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — In Writing

Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for.

Mail your application and a check to:
The Dreyfus Trust Company, Custodian
P.O. Box 55552, Boston, MA 02205-8568

Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for.

Mail in the slip and the check (see "To Open an Account" at left).

Write a letter of instruction that includes:
• your name and signature
• your account number
• the fund name
• the dollar amount you want to sell
• how and where to send the proceeds
• whether the distribution is qualified or premature
• whether the 10% TEFRA should be withheld

Obtain a signature guarantee or other documentation, if required. (See "Account Policies – Selling Shares").

Mail in your request (see "To Open an Account" at left).

 — By Telephone

————

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044288
• the fund name
• your account number
• name of investor
• the contribution year

Electronic check Same as wire, but insert "411" before your 14-digit account number.

Telephone Contribution Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).

————

— Automatically —

————

All services Call us to request a form to add an automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

All contributions will count as current year.

Systematic Withdrawal Plan Call us to request instructions to establish the plan.

NOTES

For More Information

Dreyfus BASIC S&P 500 Stock Index Fund

A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's managers discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings Reports. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com**.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

　SEC http://www.sec.gov

　Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0713P0305

Dreyfus Bond Market Index Fund

Seeks to match the total return of the Lehman Brothers
U.S. Aggregate Index by investing in bonds

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Bond Market Index Fund

Ticker Symbols   BASIC shares: **DBIRX**
Investor shares: **DBMIX**



GOAL/APPROACH

The fund seeks to match the total return of the Lehman Brothers U.S. Aggregate Index. Total return includes changes in the fund's share price as well as interest income. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in bonds that are included in the index. To maintain liquidity, the fund may invest up to 20% of its assets in various short-term, fixed-income securities and money market instruments.

As the fund grows, it expects to have a correlation between its performance and that of the index of at least .95 before expenses. A correlation of 1.00 would mean that the fund and the index were perfectly correlated.

The fund's investments are selected by a "sampling" process. By using this sampling process, the fund typically will not invest in all of the securities in the index.

The Lehman Brothers U.S. Aggregate Index is a broad-based, unmanaged index that covers the U.S. investment grade fixed-rate bond market and is comprised of U.S. government, corporate, mortgage-backed and asset-backed securities. Most of the bonds in the index are issued by the U.S. Treasury and other U.S. government and agency issuers. Lehman Brothers is not affiliated with this fund, and it does not sell or endorse the fund, nor does it guarantee the performance of the fund or the index.

Concepts to understand

Index funds: mutual funds that are designed to meet the performance of an underlying benchmark index. In seeking to match index performance, the manager uses a passive management approach and purchases all or a representative sample of the bonds comprising the benchmark index. Because the fund has expenses, performance will tend to be slightly lower than that of the target benchmark.

Sampling: a statistical process used to select bonds so that the fund has investment characteristics that closely approximate those of the index.

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

Investment grade bonds: bonds rated "BBB" or "Baa" or above by nationally recognized rating agencies are considered investment grade.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Indexing strategy risk.* The fund uses an indexing strategy. It does not attempt to manage market volatility, use defensive strategies or reduce the effects of any long-term periods of poor performance among bonds. The correlation between fund and index performance may be affected by the fund's expenses and use of sampling techniques, changes in securities markets, changes in the composition of the index and the timing of purchases and redemptions of fund shares.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's effective maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates. During periods of market illiquidity or rising interest rates. During periods of market illiquidity or rising interest rates, prices of the fund's "callable" issues are subject to increased price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Market risk.* The value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry.

- *Liquidity risk.* When there is no little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

Other potential risks

General downturns in the economy could cause the value of asset-backed securities to fall, and the risk that any recovery on repossessed collateral might be inadequate is greater than for mortgage-backed securities.

While some of the fund's securities may carry guarantees of the U.S. government or its agencies, these guarantees do not apply to shares of the fund itself.

To the extent that the fund invests in securities not included in the index to maintain liquidity, it will not achieve its goal of matching the total return of the index.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund's BASIC shares from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the Lehman Brothers U.S. Aggregate Index, a broad-based, unmanaged, market-weighted index covering the U.S. investment grade fixed-rate bond market. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share class due to differences in charges and expenses.

After-tax performance is shown only for BASIC shares. After-tax performance of the fund's Investor shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*

Share class/ inception date	1 Year	5 Years	10 Years
BASIC shares (11/30/93) *returns before taxes*	**4.15%**	**7.36%**	**7.38%**
BASIC shares *returns after taxes* *on distributions*	**2.53%**	**5.21%**	**5.00%**
BASIC shares *returns after taxes* *on distributions and* *sale of fund shares*	**2.70%**	**4.99%**	**4.85%**
Investor shares (4/28/94) *returns before taxes*	**3.89%**	**7.10%**	**7.10%**
Lehman Brothers U.S. **Aggregate Index** *reflects no deduction for* *fees, expenses or taxes*	**4.34%**	**7.71%**	**7.72%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
BASIC shares



Best Quarter:	Q2 '95	**+6.30%**
Worst Quarter:	Q1 '96	**-2.48%**



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	BASIC shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.15%	0.15%
Rule 12b-1 fee	none	0.25%
Other expenses	0.00%	0.00%
Total	**0.15%**	**0.40%**

Expense example

	1 Year	3 Years	5 Years	10 Years
BASIC shares	**$15**	**$48**	**$85**	**$192**
Investor shares	**$41**	**$128**	**$224**	**$505**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.15% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus manages the fund by making investment decisions based on the fund's investment objective, policies and restrictions in seeking to match the total return of the Lehman Brothers U.S. Aggregate Index.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended

Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

				Year Ended October 31,		
BASIC shares		**2004**	2003	2002[1]	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		10.36	10.39	10.35	9.63	9.64
Investment operations:	Investment income – net	.43[2]	.43[2]	.54[2]	.61	.62
	Net realized and unrealized gain (loss) on investments	.11	.02	.05	.72	(.01)
Total from investment operations		.54	.45	.59	1.33	.61
Distributions:	Dividends from investment income – net	(.46)	(.48)	(.55)	(.61)	(.62)
	Dividends from net realized gain on investments	(.05)	(.00)[3]	–	–	–
Total distributions		(.51)	(.48)	(.55)	(.61)	(.62)
Net asset value, end of period		10.39	10.36	10.39	10.35	9.63
Total Return (%)		5.29	4.36	5.95	14.25	6.63
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.15	.15	.15	.15	.15
Ratio of net investment income to average net assets		4.19	4.06	5.32	6.11	6.53
Portfolio turnover rate		44.84	99.57	37.69	90.97	67.33
Net assets, end of period ($ x 1,000)		171,827	140,249	103,194	82,050	70,040

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.40% to 5.32%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01.

Investor shares		*Year Ended October 31,*				
		2004	2003	2002[1]	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		10.35	10.38	10.34	9.62	9.63
Investment operations:	Investment income − net	.41[2]	.40[2]	.51[2]	.59	.60
	Net realized and unrealized gain (loss) on investments	.10	.02	.05	.72	(.01)
Total from investment operations		.51	.42	.56	1.31	.59
Distributions:	Dividends from investment income − net	(.43)	(.45)	(.52)	(.59)	(.60)
	Dividends from net realized gain on investments	(.05)	(.00)[3]	−	−	−
Total distributions		(.48)	(.45)	(.52)	(.59)	(.60)
Net asset value, end of period		10.38	10.35	10.38	10.34	9.62
Total Return (%)		5.02	4.10	5.68	13.99	6.34
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.40	.40	.40	.40	.40
Ratio of net investment income to average net assets		3.94	3.77	5.04	5.85	6.25
Portfolio turnover rate		44.84	99.57	37.69	90.97	67.33
Net assets, end of period ($ x 1,000)		208,234	218,731	110,923	62,314	35,613

[1] *As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended October 31, 2002 was to decrease net investment income per share and increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.11% to 5.04%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.*

[2] *Based on average shares outstanding at each month end.*

[3] *Amount represents less than $.01.*

Your Investment



ACCOUNT POLICIES

Buying shares

The fund offers two share classes — BASIC shares and Investor shares. Both classes of shares are offered to any investor. The classes differ in their expenses, minimum purchase and account balance requirements, and the services they offer to shareholders. **You pay no sales charges** to invest in this fund. Your price for fund shares is the net asset value per share (NAV) for the class of shares you purchase, which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments generally are valued by one or more independent pricing services approved by the fund's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values.

Minimum investments

	Initial	Additional
BASIC shares		
Regular accounts	$10,000	$1,000*; $500 *for Dreyfus TeleTransfer investments*
Traditional IRAs, Spousal IRAs, Roth IRAs	$5,000	$1,000**
Education Savings Accounts	n/a	n/a
Dreyfus automatic investment plans	n/a	$100
Investor shares		
Regular accounts	$2,500***	$100; $500 *for Dreyfus TeleTransfer investments*
Traditional IRAs, Spousal IRAs, Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*
Dreyfus automatic investment plans	$100	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

  * *$100 for shareholders who have held BASIC shares since August 14, 1997.*

  ** *No minimum for shareholders who have held BASIC shares in such accounts since August 14, 1997.*

*** *$1,000 for clients of certain agents and certain other purchases.*

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

When calculating its NAV, the fund's investments are generally valued by using available market quotations or at fair value, which may be determined by one or more pricing services approved by the fund's board.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

• if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

• the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through Dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* Not available online on accounts whose address has been changed within the last 30 days.

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

• amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

• requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

*   change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

*   change its minimum or maximum investment amounts

*   delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

*   "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

*   refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $5,000* in the BASIC share class, or below $500 in the Investor share class, the fund may ask you to increase your balance. If it is still below the minimum balance amount after 45 days, the fund may close your account and send you the proceeds.

* Below $500 for holders of BASIC shares since August 14, 1997.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends monthly and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online through Dreyfus.com. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online through Dreyfus.com, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — In Writing ——————

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

 — By Telephone ——————

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name and the share class
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name and the share class
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but before your 14-digit account number insert "445" for BASIC shares **or** "446" for Investor shares.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

Check Call us to request your transaction. A check will be sent to the address of record.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

| | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction. | **Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. |

Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

Without any initial investment (Investor shares only) Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.

All services Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and share class and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail in the slip and the check (see "To Open an Account" at left).	Write a letter of instruction that includes: • your name and signature • your account number • the fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required. (See "Account Policies — Selling Shares"). Mail in your request (see "To Open an Account" at left).
By Telephone	—	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name and the share class • your account number • name of investor • the contribution year **Electronic check** Same as wire, but before your 14-digit account number insert "445" for BASIC shares **or** "446" for Investor shares. **Telephone Contribution** Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).	—
Automatically	**Without any initial investment** (Investor shares only) Call us to request a Dreyfus Step Program form. Complete and return the form along with your application.	**All services** Call us to request a form to add an automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

For More Information

Dreyfus Bond Market Index Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings . The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com**.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

   SEC http://www.sec.gov

   Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus
Disciplined Stock Fund

Seeks capital appreciation by investing
in large-cap stocks

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks. The fund focuses on stocks of large-cap companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's® 500 Composite Stock Price Index (S&P 500).

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth

- **growth,** in this case the sustainability or growth of earnings

- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Finally, Dreyfus manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P 500.

Concepts to understand

Large-cap companies: generally, established companies that are considered "known quantities," with market capitalizations of $5 billion or more at the time of purchase. Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis, and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P 500: an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy. The S&P 500 is often considered a proxy for the stock market in general.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Value and growth stock risk.* By investing in a mix of value and growth companies, the fund assumes the risks of both. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

Although the fund invests principally in the securities of U.S. issuers, it may invest in ADRs, which represent indirect ownership of securities issued by foreign companies, and, to a limited extent, in foreign securities. The securities of foreign issuers carry additional risks such as less liquidity, changes in currency exchange rates, a lack of comprehensive company information, differing auditing and legal standards and political and economic instability.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table compares the fund's average annual total returns to those of the S&P 500, a broad measure of large-cap stock performance. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.



Year-by-year total returns *as of 12/31 each year (%)*

Year	Return
95	36.86
96	24.88
97	31.94
98	26.62
99	18.21
00	-9.24
01	-13.31
02	-22.93
03	23.23
04	7.74

Best Quarter:	Q4 '98	**+22.56%**
Worst Quarter:	Q3 '02	**-15.97%**

Average annual total returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Fund *returns before taxes*	**7.74%**	**-4.24%**	**10.52%**
Fund *returns after taxes on distributions*	**7.54%**	**-4.54%**	**9.40%**
Fund *returns after taxes on distributions and sale of fund shares*	**5.29%**	**-3.63%**	**8.83%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**10.87%**	**-2.30%**	**12.07%**

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.90%
Rule 12b-1 fee	0.10%
Other expenses	0.00%
Total	**1.00%**

Expense example

1 Year	3 Years	5 Years	10 Years
$102	**$318**	**$552**	**$1,225**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

For the period from February 1, 2004 through October 31, 2004, Dreyfus assumed certain expenses of the fund pursuant to an undertaking, reducing total expenses from 1.00% to 0.93%.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.83% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund's primary portfolio manager is Sean P. Fitzgibbon. Mr. Fitzgibbon has held this position and been employed by Dreyfus since October 2004. He also is a senior vice president, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team at The Boston Company Asset Management, LLC, a Dreyfus affiliate, where he has been employed since 1991.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

This table describes the fund's performance for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		28.64	25.06	29.57	42.34	40.96
Investment operations:	Investment income – net[1]	.19	.17	.12	.05	.01
	Net realized and unrealized gain (loss) on investments	1.38	3.58	(4.53)	(10.87)	2.78
Total from investment operations		1.57	3.75	(4.41)	(10.82)	2.79
Distributions:	Dividends from investment income – net	(.19)	(.17)	(.10)	(.03)	(.02)
	Dividends from net realized gain on investments	–	–	–	(1.92)	(1.39)
Total distributions		(.19)	(.17)	(.10)	(1.95)	(1.41)
Net asset value, end of period		30.02	28.64	25.06	29.57	42.34
Total Return (%)		5.54	14.99	(14.96)	(26.63)	6.88
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets		.93	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets		.66	.66	.41	.16	.02
Portfolio turnover rate		79.49	50.96	41.46	53.68	50.32
Net assets, end of period ($ x 1,000)		1,245,344	1,464,281	1,560,441	2,362,569	3,514,925

[1] *Based on average shares outstanding at each month end.*

Your Investment



ACCOUNT POLICIES

Buying shares

You pay no sales charges to invest in this fund. Your price for fund shares is the fund's net asset value per share (NAV), which is generally calculated as of the close of trading on the New York Stock Exchange (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business.

Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Minimum investments

	Initial	Additional
Regular accounts	$2,500	$100 **$500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	$750	no minimum
Spousal IRAs	$750	no minimum
Roth IRAs	$750	no minimum
Education Savings Accounts	$500	no minimum *after the first year*
Dreyfus automatic investment plans	$100	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Traditional IRA: an individual retirement account. Your contributions may or may not be deductible depending on your circumstances. Assets grow tax-deferred; withdrawals and distributions are taxable in the year made.

Spousal IRA: an IRA funded by a working spouse in the name of a nonworking spouse.

Roth IRA: an IRA with nondeductible contributions, and tax-free growth of assets and distributions to pay retirement expenses, provided certain conditions are met.

Education Savings Account: an IRA with nondeductible contributions, and tax-free growth of assets and distributions, if used to pay certain educational expenses.

For more complete IRA information, consult Dreyfus or your tax professional.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through Dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* Not available online on accounts whose address has been changed within the last 30 days.

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends quarterly and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling **1–800–645–6561.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1–800–645–6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**
- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete the application. Mail your application and a check to: The Dreyfus Family of Funds P.O. Box 55299, Boston, MA 02205-8553	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: The Dreyfus Family of Funds P.O. Box 105, Newark, NJ 07101-0105	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55263, Boston, MA 02205-8501
By Telephone	**Wire** Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • your account number • name(s) of investor(s) Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • your account number • name(s) of investor(s) **Electronic check** Same as wire, but insert "405" before your 14-digit account number. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check. **Check** Call us to request your transaction. A check will be sent to the address of record.





Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Family of Funds

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
Without any initial investment Check the Dreyfus Step Program option on your application. Return your application, then complete the additional materials when they are sent to you.		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail in the slip and the check (see “To Open an Account” at left).	Write a letter of instruction that includes: • your name and signature • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see “Account Policies — Selling Shares”). Mail in your request (see “To Open an Account” at left).
By Telephone	—	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • your account number • name of investor • the contribution year **Electronic check** Same as wire, but insert “405” before your 14-digit account number. **Telephone Contribution** Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).	—
Automatically	**Without any initial investment** Call us to request a Dreyfus Step Program form. Complete and return the form along with your application.	**All services** Call us to request a form to add an automatic investing service (see “Services for Fund Investors”). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Trust Company, Custodian

You also can deliver requests to any Dreyfus Financial Center. Because processing time may vary, please ask the representative when your account will be credited or debited.

NOTES

For More Information

Dreyfus Disciplined Stock Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's managers discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings Reports. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N–Q or Form N–CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com**.

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

   SEC http://www.sec.gov

   Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0728P0305

Dreyfus Institutional Prime Money Market Fund

Dreyfus Institutional Government Money Market Fund

Dreyfus Institutional U.S. Treasury Money Market Fund

Seeking a high level of current income
and a stable $1.00 share price

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Funds

**Dreyfus Institutional Prime
Money Market Fund**

**Dreyfus Institutional Government
Money Market Fund**

**Dreyfus Institutional U.S. Treasury
Money Market Fund**

Series of The Dreyfus/Laurel Funds, Inc.



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other funds. This combined prospectus has been prepared for the convenience of investors so that investors can consider three investment choices in one document.

Each fund seeks to maintain a stable share price (although it cannot guarantee that it will always do so) and is designed to offer a high level of current investment income consistent with stability of principal and high liquidity.

The main differences among these funds are the securities in which they invest. Dreyfus Institutional Prime Money Market Fund invests in a range of high quality money market instruments. Dreyfus Institutional Government Money Market Fund invests primarily in money market instruments issued or guaranteed by the U.S. government and its agencies and instrumentalities. Dreyfus Institutional U.S. Treasury Money Market Fund maintains an even higher quality standard by investing exclusively in U.S. Treasury obligations and repurchase agreements secured by such obligations.



GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund invests in a diversified portfolio of high quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies and instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by U.S. or foreign banks or their subsidiaries or branches
- repurchase agreements, including tri-party repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Concepts to understand

Money market fund: a specific type of mutual fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the fund.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default
- adverse developments could occur in the banking industry, which issues or guarantees many of the securities the fund typically owns
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Generally, the fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



5.84	5.27	5.47	5.38	5.00	6.28	4.02	1.53	0.90	1.09
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q3 '00	+1.63%
Worst Quarter:	Q1 '04	+0.20%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	10 Years
1.09%	**2.74%**	**4.06%**

The fund's 7-day yield on 12/31/04 was 1.89%. For the fund's current yield, call toll-free **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in this fund, but also has the potential to make money.



EXPENSES

Fund investors pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.15%
Shareholder services fee	0.15%
Other expenses	0.00%
Total	**0.30%**

Expense example

1 Year	3 Years	5 Years	10 Years
$31	**$97**	**$169**	**$381**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether the investor sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees (shareholder services fee in the case of this fund) and extraordinary expenses.

Shareholder services fee: the fee paid to certain banks, brokers or dealers and other financial institutions for shareholder services. This fee is paid out of the fund's assets on an ongoing basis, and over time it will increase the cost of a shareholder's investment in the fund.



GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund normally invests at least 80% of its assets in money market instruments issued or guaranteed by the U.S. government and its agencies and instrumentalities. These instruments include those backed by the full faith and credit of the U.S. government and those that are neither insured nor guaranteed by the U.S. government. The fund may also invest in repurchase agreements, including tri-party repurchase agreements.

Concepts to understand

Money market fund: a specific type of mutual fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high quality, dollar-denominated obligations

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of an investment at $1.00 per share, it is possible to lose money by investing in the fund.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. In addition, interest rates could drop, thereby reducing the fund's yield.

Certain U.S. government agency securities are backed by the right of the issuer to borrow from the U.S. Treasury, or are supported only by the credit of the issuer or instrumentality. While the U.S. government provides financial support to U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



5.76	5.18	5.32	5.25	4.83	6.12	3.88	1.50	0.86	1.05
95	96	97	98	99	00	01	02	03	04

Best Quarter:	Q3 '00	+1.59%
Worst Quarter:	Q1 '04	+0.18%

Average annual total returns *as of 12/31/04*

1 Year	5 Years	10 Years
1.05%	**2.66%**	**3.96%**

The fund's 7-day yield on 12/31/04 was 1.87%. For the fund's current yield, call toll-free **1-800-645-6561**.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in this fund, but also has the potential to make money.



EXPENSES

Fund investors pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.15%
Shareholder services fee	0.15%
Other expenses	0.00%
Total	**0.30%**

Expense example

1 Year	3 Years	5 Years	10 Years
$31	**$97**	**$169**	**$381**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether the investor sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees (shareholder services fee in the case of this fund) and extraordinary expenses.

Shareholder services fee: the fee paid to certain banks, brokers or dealers and other financial institutions for shareholder services. This fee is paid out of the fund's assets on an ongoing basis, and over time it will increase the cost of a shareholder's investment in the fund.

Dreyfus Institutional U.S. Treasury Money Market Fund

Ticker Symbol: **DITXX**

 GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal and conservative investment risk. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to strict federal requirements and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements, including tri-party repurchase agreements, secured by these obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.

 MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the value of the fund's investments and its share price to drop. In addition, interest rates could drop, thereby reducing the fund's yield.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's performance from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past per–formance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives an investor the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. An investor could lose money in this fund, but also has the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter:	Q4 '00	**+1.52%**
Worst Quarter:	Q1 '04	**+0.17%**

Average annual total returns *as of 12/31/04*

1 Year	5 Years	10 Years
0.99%	**2.56%**	**3.84%**

The fund's 7-day yield on 12/31/04 was 1.66%. For the fund's current yield, call toll-free **1-800-645-6561**.



EXPENSES

Fund investors pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load) or Rule 12b–1 distribution fees.

Fee table

Annual fund operating expenses
% of average daily net assets

Management fees	0.15%
Shareholder services fee	0.15%
Other expenses	0.00%
Total	**0.30%**

Expense example

1 Year	3 Years	5 Years	10 Years
$31	**$97**	**$169**	**$381**

This example shows what an investor could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether the investor sold their shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees (shareholder services fee in the case of this fund) and extraordinary expenses.

Shareholder services fee: the fee paid to certain banks, brokers or dealers and other financial institutions for shareholder services. This fee is paid out of the fund's assets on an ongoing basis, and over time it will increase the cost of a shareholder's investment in the fund.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.15% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc.

and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any shareholder services fees paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits their personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe each fund's performance for the fiscal periods indicated. "Total return" shows how much an investment in a fund would have increased (or decreased) during each period, assuming reinvestment of all dividends and

distributions. These financial highlights have been audited by KPMG LLP, whose report, along with each fund's financial statements, is included in the respective fund's annual report, which is available upon request.

			Year Ended October 31,		
Dreyfus Institutional Prime Money Market Fund	**2004**	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.009	.010	.017	.047	.060
Distributions: Dividends from investment income − net	(.009)	(.010)	(.017)	(.047)	(.060)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.93	.98	1.68	4.76	6.13
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	.93	.98	1.66	4.69	5.98
Net assets, end of period ($ x 1,000)	492,454	562,529	720,952	670,915	677,756

			Year Ended October 31,		
Dreyfus Institutional Government Money Market Fund	**2004**	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.009	.009	.016	.045	.058
Distributions: Dividends from investment income − net	(.009)	(.009)	(.016)	(.045)	(.058)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.89	.93	1.66	4.59	5.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	.83	.97	1.65	4.08	5.81
Net assets, end of period ($ x 1,000)	208,809	329,410	822,496	624,020	292,672

Dreyfus Institutional U.S. Treasury Money Market Fund	*Year Ended October 31,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.008	.009	.016	.044	.055
Distributions: Dividends from investment income − net	(.008)	(.009)	(.016)	(.044)	(.055)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.84	.88	1.59	4.53	5.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.30	.30	.30	.30	.30
Ratio of net investment income to average net assets	.84	.89	1.56	4.52	5.53
Net assets, end of period ($ x 1,000)	344,847	541,549	615,142	420,096	462,366

Your Investment



ACCOUNT POLICIES

Buying shares

Investors pay no sales charges to invest in these funds. The price for fund shares is the net asset value per share (NAV) for the shares purchased. For the Dreyfus Institutional Government Money Market Fund and the Dreyfus Institutional U.S. Treasury Money Market Fund, the NAV generally is calculated at 3:00 p.m., Eastern time, on days the New York Stock Exchange (NYSE) is open for regular business. The NAV of the Dreyfus Institutional Prime Money Market Fund generally is calculated at 5:00 p.m., Eastern time, on days the NYSE is open for regular business. Orders (except through Dreyfus Tele-Transfer) will be priced at the NAV next calculated after they are accepted by a fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000,000**	**no minimum; $500** *for Dreyfus TeleTransfer investments*
Dreyfus automatic investment plans	**n/a**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. Investors may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains and losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. Each fund uses this valuation method pursuant to Rule 2a-7 under the Investment Company Act of 1940 in order to be able to price its shares at $1.00 per share. In accordance with Rule 2a-7, each fund is subject to certain maturity, quality, and diversification requirements to help maintain the $1.00 share price.

Selling shares

Investors may sell (redeem) shares at any time. Shares will be sold at the next NAV calculated after a sale order is accepted by a fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with the redemption request. Orders will be processed promptly and investors will generally receive the proceeds within a week.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone

Proceeds sent by	Minimum	Maximum
Check	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

For the Dreyfus Institutional Prime Money Market Fund, shares for which the purchase order (except through Dreyfus TeleTransfer) is received by the transfer agent or other authorized entity in proper form by 5:00 p.m., Eastern time, will receive the dividend declared that day if federal funds are received by 6:00 p.m., Eastern time. For the Dreyfus Institutional Government Money Market Fund and the Dreyfus Institutional U.S. Treasury Money Market Fund, shares begin accruing dividends on the day the purchase order (except through Dreyfus TeleTransfer) is effected if the instructions to purchase shares and payment are received by the transfer agent or other authorized entity before 3:00 p.m., Eastern time. The proceeds of a redemption requested to be made by wire ordinarily will be sent on the day the request is effective, and the shares will not receive the dividend declared that day.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Unless an investor declines telephone privileges on the application, the investor may be responsible for any fraudulent telephone order as long as Dreyfus takes reasonable measures to verify the order.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the fund has not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved policies and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions, or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the primary trading markets are open and the fund's management determines to do so.

Small account policy

If an investor's account falls below $10,000*, the fund may ask that the balance be increased. If it is still below $10,000* after 45 days, the fund may close the account and send the investor the proceeds.

* *$500 or less if an investor has been a fund shareholder since September 14, 1995.*



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Dividends and other distributions paid by each fund are subject to federal income tax, and may be subject to state and local taxes (unless you are investing through a tax-advantaged retirement account).

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Exchange privilege

Investors can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. Investors can request an exchange in writing or by phone. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as an original account (as long as they are available). There is currently no fee for exchanges, although an investor may be charged a sales load when exchanging into any fund that has one.

Dreyfus Auto-Exchange privilege

Dreyfus Auto-Exchange privilege enables an investor to invest regularly (on a semi-monthly, quarterly or annual basis), in exchange for shares of a fund, in shares of certain other Dreyfus funds. There is currently no fee for this privilege.

Dreyfus TeleTransfer privilege

To move money between a bank account and a Dreyfus fund account with a phone call, an investor can use the Dreyfus TeleTransfer privilege. Investors can set up Dreyfus TeleTransfer on an account by providing bank account information and following the instructions on the application.

Other automatic services

Certain other services for buying and selling shares automatically are offered by the funds. See the Statement of Additional Information (SAI) for further information.

INSTRUCTIONS FOR **ACCOUNTS**

(Different instructions apply for IRA rollover accounts. See the SAI or call 1-800-645-6561.)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 ── In Writing ──────────

Complete the application.	Fill out an investment slip, and write your account number on your check.	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • how and where to send the proceeds
Mail your application and a check to: The Dreyfus Family of Funds P.O. Box 55299, Boston, MA 02205-8553	Mail the slip and the check to: The Dreyfus Family of Funds P.O. Box 105, Newark, NJ 07101-0105	Obtain a signature guarantee or other documentation, if required (see "Account Policies − Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55263, Boston, MA 02205-8501

 ── By Telephone ──────────

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• Dreyfus Institutional Prime Money Market Fund
  ABA# 011001234
  DDA# 044288
• Dreyfus Institutional Government Money Market Fund
  ABA# 011001234
  DDA# 044288
• Dreyfus Institutional U.S. Treasury Money Market Fund
  ABA# 011001234
  DDA# 044288
• your account number
• name(s) of investor(s)
 	
Return your application with the account number on the application.
	Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
	• Dreyfus Institutional Prime Money Market Fund
	  ABA# 011001234
	  DDA# 044288
	• Dreyfus Institutional Government Money Market Fund
	  ABA# 011001234
	  DDA# 044288
	• Dreyfus Institutional U.S. Treasury Money Market Fund
	  ABA# 011001234
	  DDA# 044288
	• your account number
	• name(s) of investor(s)
	
	Electronic check Same as wire, but before your 14-digit account number insert the appropriate number as shown below.
	
	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.
		Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.
		
		Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.
		
		Check Call us to request your transaction. A check will be sent to the address of record.

 ── Automatically ──────────

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. Be sure to maintain an account balance of $10,000 or more.

To reach Dreyfus,
call toll free in the U.S. **1-800-645-6561.**

Outside the U.S. **516-794-5452.**

Make checks payable to: **The Dreyfus Family of Funds.**

Electronic check numbers

Dreyfus Institutional Prime Money Market Fund:
  "464"

Dreyfus Institutional Government Money Market Fund:
  "461"

Dreyfus Institutional U.S. Treasury Money Market Fund:
  "467"

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee,
by visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by E-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public Reference
Section, Washington, DC 20549-0102.

**Dreyfus Institutional Prime
Money Market Fund**

**Dreyfus Institutional Government
Money Market Fund**

**Dreyfus Institutional U.S. Treasury
Money Market Fund**

Series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on these funds is available free
upon request, including the following:

Annual/Semiannual Report

Describes a fund's performance and lists its portfolio holdings.

Statement of Additional Information (SAI)

Provides more details about a fund and its policies.
A current SAI is on file with the Securities and
Exchange Commission (SEC) and is incorporated
by reference (is legally considered part of this
prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of
portfolio holdings, as reported on a month–end
basis, on its website at **www.dreyfus.com**, under
Mutual Fund Center – Dreyfus Mutual Funds –
Mutual Fund Total Holdings. The information will
be posted with a one–month lag and will remain
accessible until the fund files a report on Form N–
Q or Form N–CSR for the period that includes the
date as of which the information was current. In
addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the
website its complete schedule of portfolio holdings
as of the end of such quarter.

A complete description of the fund's policies and
procedures with respect to the disclosure of the
fund's portfolio securities is available (i) in the
fund's SAI, and (ii) on the fund's website at
www.dreyfus.com.



LFISTP0305

Dreyfus Money Market Reserves
Dreyfus U.S. Treasury Reserves
Dreyfus Municipal Reserves

Seeking current income, safety of principal and liquidity
by investing in high-quality, short-term securities

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Funds

Your Investment

For More Information

See back cover.

The Funds

Dreyfus Money Market Reserves
Dreyfus U.S. Treasury Reserves
Dreyfus Municipal Reserves

Series of The Dreyfus/Laurel Funds, Inc.



INTRODUCTION

Each fund is a money market mutual fund with a separate investment portfolio. The operations and results of one fund are unrelated to those of the other funds. This combined prospectus has been prepared for the convenience of investors so that investors can consider three investment choices in one document.

Each fund seeks to maintain a stable share price (although it cannot guarantee that it will always do so) and is designed to offer current investment income and high liquidity.

The main differences among these funds are the securities in which they invest. Dreyfus Money Market Reserves invests in a range of high-quality money market instruments. Dreyfus U.S. Treasury Reserves maintains an even higher quality standard by investing exclusively in U.S. Treasury obligations and repurchase agreements secured by such obligations. Dreyfus Municipal Reserves invests in municipal obligations from around the country, allowing the fund's dividends to be free from federal income tax in most cases.

Dreyfus Money Market Reserves

Ticker Symbols: Class R shares **DPOXX**
Investor shares **DPIXX**



GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including:

- securities issued or guaranteed by the U.S. government or its agencies and instrumentalities
- certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches
- repurchase agreements
- asset-backed securities
- domestic and dollar-denominated foreign commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high-quality, dollar-denominated obligations

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- adverse developments could occur in the banking industry, which issues or guarantees many of the securities the fund typically owns
- any of the fund's holdings could have its credit rating downgraded or could default
- the risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on the payment of principal and interest

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Generally, the fund is required to invest at least 95% of its assets in the securities of issuers with the highest credit rating, with the remainder invested in securities with the second-highest credit rating, or the unrated equivalent as determined by Dreyfus.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class R performance from year to year. The table shows the average annual total returns of each share class over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	Q3 '00	+1.59%
Worst Quarter:	Q2 '04	+0.14%

Average annual total returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Class R shares	0.90%	2.65%	3.94%
Investor shares	0.70%	2.44%	3.73%

The fund's 7-day yield on 12/31/04 was 1.74% for Class R shares and 1.54% for Investor shares. For the fund's current yield, call toll-free **1-800-645-6561**.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	Class R shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.50%	0.50%
Rule 12b-1 fee	none	0.20%
Other expenses	0.00%	0.00%
Total	**0.50%**	**0.70%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class R shares	**$51**	**$160**	**$280**	**$628**
Investor shares	**$72**	**$224**	**$390**	**$871**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Dreyfus U.S. Treasury Reserves

Ticker Symbols: Class R shares **DUTXX**
Investor shares **DUIXX**



GOAL/APPROACH

The fund seeks a high level of current income consistent with stability of principal. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to strict federal requirements and must maintain an average dollar-weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

Concepts to understand

Repurchase agreement: a U.S. commercial bank or securities dealer sells securities, typically U.S. government securities, to the fund and agrees to repurchase them at an agreed-upon date (usually the next day) and price. These agreements offer the fund a means of investing money for a short period of time.



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity. The current market prices for such securities are not guaranteed and will fluctuate. While the fund has maintained a constant share price since inception, and will continue to try to do so, the fund is subject to the risk that interest rates could rise sharply, causing the fund's share price to drop. In addition, interest rates could drop, thereby reducing the fund's yield.

The fund is subject to the risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class R performance from year to year. The table shows the average annual total returns of each share class over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Year	95	96	97	98	99	00	01	02	03	04
Return	5.32	4.89	5.15	5.04	4.55	5.83	4.11	1.32	0.64	0.77

Best Quarter:	Q3 '00	+1.53%
Worst Quarter:	Q2 '04	+0.12%

Average annual total returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Class R shares	0.77%	2.52%	3.74%
Investor shares	0.57%	2.31%	3.54%

The fund's 7-day yield on 12/31/04 was 1.50% for Class R shares and 1.30% for Investor shares. For the fund's current yield, call toll-free **1-800-645-6561**.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	Class R shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.50%	0.50%
Rule 12b-1 fee	none	0.20%
Other expenses	none	none
Total	**0.50%**	**0.70%**

Expense example

	1 Year	3 Years	5 Years	10 Years
Class R shares	**$51**	**$160**	**$280**	**$628**
Investor shares	**$72**	**$224**	**$390**	**$871**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Dreyfus Municipal Reserves

Ticker Symbols: Class R shares **DTMXX**
Investor shares **DLTXX**



GOAL/APPROACH

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. This objective may be changed without shareholder approval. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price.

To pursue its goal, the fund invests at least 80% of its assets in tax–exempt municipal obligations, including short–term municipal debt securities. Among these are municipal notes, short–term municipal bonds, tax–exempt commercial paper and municipal leases. The fund reserves the right to invest up to 20% of total assets in taxable money market securities, such as U.S. government obligations, U.S. and foreign bank and corporate obligations and commercial paper.

Concepts to understand

Money market fund: a specific type of fund that seeks to maintain a $1.00 price per share. Money market funds are subject to strict federal requirements and must:

- maintain an average dollar-weighted portfolio maturity of 90 days or less
- buy individual securities that have remaining maturities of 13 months or less
- invest only in high-quality, dollar-denominated obligations

Municipal obligations: debt securities that provide income free from federal income tax, and state income tax if the investor lives in the issuing state.

Municipal obligations are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenues derived from a specific revenue source, such as charges for water and sewer service or highway tolls



MAIN RISKS

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates.

An investment in the fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

Not all obligations of the U.S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations, such as those issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation, are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself. In addition, because many types of U.S. government securities trade actively outside the U.S., their prices may rise and fall as changes in global economic conditions affect the demand for these securities.

While the fund has maintained a constant share price since inception, and will continue to try to do so, the following factors could reduce the fund's income level and/or share price:

- interest rates could rise sharply, causing the value of the fund's investments and its share price to drop
- interest rates could drop, thereby reducing the fund's yield
- any of the fund's holdings could have its credit rating downgraded or could default

To the extent that the fund invests in municipal leases, it takes on additional risks. Because municipal leases generally are backed by revenues from a particular source or that depend on future appropriations by municipalities and are not obligations of their issuers, they are less secure than most municipal obligations.

Although the fund's objective is to generate income exempt from federal income tax, interest from some of its holdings may be subject to federal income tax including the alternative minimum tax. In addition, the fund occasionally may invest in high-quality, taxable money market instruments.

Concepts to understand

Credit rating: a measure of the issuer's expected ability to make all required interest and principal payments in a timely manner. An issuer with the highest credit rating still has a very strong degree of certainty (or safety) with respect to making all payments. An issuer with the second-highest credit rating has a strong capacity to make all payments, but the degree of safety is somewhat less.

Generally, the fund is required to invest its assets in securities with the highest or second-highest credit rating, or the unrated equivalent as determined by Dreyfus.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class R performance from year to year. The table shows the average annual total returns of each share class over time. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



3.52	95	
3.16	96	
3.24	97	
3.07	98	
2.84	99	
3.68	00	
2.36	01	
1.01	02	
0.59	03	
0.72	04	

Best Quarter:	**Q2 '00**	**+0.95%**
Worst Quarter:	**Q3 '03**	**+0.11%**

Average annual total returns *as of 12/31/04*

	1 Year	5 Years	10 Years
Class R shares	**0.72%**	**1.67%**	**2.41%**
Investor shares	**0.52%**	**1.47%**	**2.21%**

The fund's 7-day yield on 12/31/04 was 1.34% for Class R shares and 1.14% for Investor shares. For the fund's current yield, call toll-free **1-800-645-6561**.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is included in the share price. The fund has no sales charge (load).

Fee table

	Class R shares	Investor shares
Annual fund operating expenses *% of average daily net assets*		
Management fees	0.50%	0.50%
Rule 12b-1 fee	none	0.20%
Other expenses*	0.01%	0.01%
Total	**0.51%**	**0.71%**

* *The 0.01% amount notes in "Other expenses" reflects interest payments.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class R shares	**$52**	**$164**	**$285**	**$640**
Investor shares	**$73**	**$227**	**$395**	**$883**

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. The figures shown would be the same whether you sold your shares at the end of a period or kept them. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid for distribution and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for each fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, each fund paid Dreyfus a management fee at the annual rate of 0.50% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service

Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

Each fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the funds or provide other services. Such payments are in addition to any 12b-1 fees paid by the funds. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the funds on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of a fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the funds.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The funds, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by each fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

Dreyfus Money Market Reserves

The following tables describe the performance for each share class of the fund for the fiscal periods indicated. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

				Year Ended October 31,		
Class R shares		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income – net	.007	.008	.018	.046	.058
Distributions:	Dividends from investment income – net	(.007)	(.008)	(.018)	(.046)	(.058)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.74	.83	1.79	4.68	5.91
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.50	.50	.50	.50	.50
Ratio of net investment income to average net assets		.72	.84	1.82	4.54	5.80
Net assets, end of period ($ X 1,000)		179,552	214,112	248,164	419,057	393,117

				Year Ended October 31,		
Investor shares		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		1.00	1.00	1.00	1.00	1.00
Investment operations:	Investment income – net	.005	.006	.016	.044	.056
Distributions:	Dividends from investment income – net	(.005)	(.006)	(.016)	(.044)	(.056)
Net asset value, end of period		1.00	1.00	1.00	1.00	1.00
Total Return (%)		.54	.64	1.58	4.47	5.70
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.70	.70	.70	.70	.70
Ratio of net investment income to average net assets		.53	.64	1.63	3.91	5.56
Net assets, end of period ($ X 1,000)		357,163	379,265	432,816	871,945	333,377



FINANCIAL HIGHLIGHTS

Dreyfus U.S. Treasury Reserves

The following tables describe the performance for each share class of the fund for the fiscal periods indicated. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

| Class R shares | *Year Ended October 31,* | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.006	.007	.014	.048	.055
Net realized and unrealized gain (loss) on investments	−	−	−	.002	−
Total from investment operations	.006	.007	.014	.050	.055
Distributions: Dividends from investment income − net	(.006)	(.007)	(.014)	(.048)	(.055)
Dividends from net realized gain on investments	−	−	−	(.002)	−
Total distributions	(.006)	(.007)	(.014)	(.050)	(.055)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.62	.72	1.43	4.88	5.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.50	.50	.50	.50	.50
Ratio of net investment income to average net assets	.63	.72	1.43	4.95	5.49
Net assets, end of period ($ x 1,000)	82,911	60,297	65,847	101,909	591,466

| Investor shares | *Year Ended October 31,* | | | | |
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.004	.005	.012	.046	.053
Net realized and unrealized gain (loss) on investments	−	−	−	.002	−
Total from investment operations	.004	.005	.012	.048	.053
Distributions: Dividends from investment income − net	(.004)	(.005)	(.012)	(.046)	(.053)
Dividends from net realized gain on investments	−	−	−	(.002)	−
Total distributions	(.004)	(.005)	(.012)	(.048)	(.053)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.42	.51	1.23	4.66	5.42
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	.42	.51	1.20	4.25	5.28
Net assets, end of period ($ x 1,000)	77,043	91,987	89,950	45,969	34,482



FINANCIAL HIGHLIGHTS

Dreyfus Municipal Reserves

The following tables describe the performance for each share class of the fund for the fiscal periods indicated. "Total Return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

	Year Ended October 31,				
Class R shares	**2004**	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment operations: Investment income − net	.006	.006	.011	.028	.035
Distributions: Dividends from investment income − net	(.006)	(.006)	(.011)	(.028)	(.035)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.64	.65	1.07	2.78	3.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.51	.50	.51	.51	.51
Ratio of net investment income to average net assets	.60	.65	1.07	2.72	3.52
Net assets, end of period ($ X 1,000)	124,838	249,243	317,102	341,092	264,215

	Year Ended October 31,				
Investor shares	**2004**	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations: Investment income − net	.004	.004	.009	.026	.033
Distributions: Dividends from investment income − net	(.004)	(.004)	(.009)	(.026)	(.033)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.44	.44	.87	2.60	3.38
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.71	.70	.71	.71	.71
Ratio of net investment income to average net assets	.43	.45	.86	2.64	3.35
Net assets, end of period ($ X 1,000)	26,380	31,311	31,902	26,955	39,694

Your Investment



ACCOUNT POLICIES

Buying shares

Each fund offers two share classes — Class R shares and Investor shares. Class R shares are sold primarily to financial service providers acting on behalf of customers having a qualified trust or investment account or relationship at such institution, or to customers who hold shares of the fund distributed to them through such account or relationship. Investor shares are offered primarily to investors who have certain accounts with financial institutions that have entered into selling agreements with the fund's distributor.

You pay no sales charges to invest in these funds. Your price for fund shares is the net asset value per share (NAV) for the class of shares you purchase, which is generally calculated twice a day, at 12:00 noon and 4:00 p.m. Eastern time, on days the New York Stock Exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Each fund's investments are valued based on amortized cost.

Concepts to understand

Net asset value (NAV): a mutual fund's share price on a given day. A fund's NAV is calculated by dividing the value of its net assets by the number of existing shares.

Amortized cost: a method of valuing a money market fund's portfolio securities, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. Each fund uses this valuation method pursuant to Rule 2a-7 under the Investment Company Act of 1940 in order to be able to price its shares at $1.00 per share. In accordance with Rule 2a-7, each fund is subject to certain maturity, quality, and diversification requirements to help maintain the $1.00 share price.

Minimum investments

	Initial	Additional
Regular accounts	$100,000	**no minimum;** **$500** *for Dreyfus TeleTransfer investments*
Dreyfus automatic investment plans	n/a	$100

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day. Dreyfus Municipal Reserves is not recommended for IRAs or other retirement plans.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling or writing a check against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares

- the fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online through Dreyfus.com

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts or for cash management purposes. Investors value the ability to add and withdraw their funds quickly, without restriction. For this reason, although Dreyfus discourages excessive trading and other abusive trading practices, the funds have not adopted policies and procedures, or imposed redemption fees or other restrictions such as minimum holding periods, to deter frequent purchases and redemptions of fund shares. Dreyfus also believes that money market funds, such as the funds, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the funds' shares could increase the funds' transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the funds' portfolios, which could detract from the funds' performance. Accordingly, each fund reserves

the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved polices and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds which may apply to exchanges from or into the fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

Each fund reserves the right to:

- refuse any purchase or exchange request
- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

Each fund also may process purchase and sale orders and calculate its NAV on days that the fund's primary trading markets are open and the fund's management determines to do so.

Third-party investments

If you invest through a third party (rather than directly with Dreyfus), the policies, limitations and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares.

Small account policy

If your account falls below $10,000*, the fund may ask you to increase your balance. If it is still below $10,000* after 45 days, the fund may close your account and send you the proceeds.

* Below $500 if you were a fund shareholder since August 31, 1995.



DISTRIBUTIONS AND TAXES

Each fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each fund also realizes capital gains from its invest-ments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and cap-ital gain distributions will be reinvested in your fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Dividends and other distributions paid by Dreyfus U.S. Treasury Reserves and Dreyfus Money Market Reserves are subject to federal income tax, and may be subject to state and local taxes (unless you are investing through a tax-advantaged retire-ment account).

Dreyfus Municipal Reserves anticipates that vir-tually all dividends paid to you will be exempt from federal income tax. However, for federal tax pur-poses, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordi-nary income, while long-term capital gains are tax-able to you as capital gains. Income exempt from federal income tax may be subject to state and local taxes. The fund's income also may be subject to the alternative minimum tax.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application or by calling 1–800–645–6561.

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from one Dreyfus fund into another (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from one Dreyfus fund into another.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds.

Dreyfus Financial Centers

Through a nationwide network of Dreyfus Financial Centers, Dreyfus offers a full array of investment services and products. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find the Financial Center nearest you, call **1-800-499-3327.**

Checkwriting privilege

You may write redemption checks against your account in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not postdate your checks or use them to close your account.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one Dreyfus fund into another. You can request your exchange in writing, by phone or online through Dreyfus.com. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online through Dreyfus.com, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application.

Dreyfus Express® voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1-800-645-6561.** Certain requests may require the services of a representative.

Retirement plans

Dreyfus offers a variety of retirement plans, including traditional and Roth IRAs, and Education Savings Accounts. Here's where you call for information:

- for traditional, rollover and Roth IRAs, and Education Savings Accounts, call **1-800-645-6561**

- for SEP-IRAs, Keogh accounts, 401(k) and 403(b) accounts, call **1-800-358-0910**

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
The Dreyfus Family of Funds
P.O. Box 55299, Boston, MA 02205-8553

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
The Dreyfus Family of Funds
P.O. Box 105, Newark, NJ 07101-0105

TO SELL SHARES

Write a redemption check **or** write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name and the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Account Policies – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55263, Boston, MA 02205-8501

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• Dreyfus Money Market Reserves
  DDA# 043435
• Dreyfus U.S. Treasury Reserves
  DDA# 043435
• Dreyfus Municipal Reserves
  DDA# 043508
• the share class
• your account number
• name(s) of investor(s)

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• Dreyfus Money Market Reserves
  DDA# 043435
• Dreyfus U.S. Treasury Reserves
  DDA# 043435
• Dreyfus Municipal Reserves
  DDA# 043508
• the share class
• your account number
• name(s) of investor(s)

Electronic check Same as wire, but before your 14-digit account number insert the appropriate number as shown below.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Be sure the fund has your bank account information on file. Call us to request your transaction. Proceeds will be sent to your bank by electronic check.

Check Call us to request your transaction. A check will be sent to the address of record.

Electronic check numbers

Dreyfus Money Market Reserves	"480" – Class R shares "479" – Investor shares
Dreyfus U.S. Treasury Reserves	"489" – Class R shares "490" – Investor shares
Dreyfus Municipal Reserves	"485" – Class R shares "486" – Investor shares

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:
The Dreyfus Family of Funds

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $10,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail in the slip and the check (see "To Open an Account" at left).	Write a redemption check* **or** write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail in your request (see "To Open an Account" at left). * A redemption check written for a qualified distribution is not subject to TEFRA.
By Telephone		**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • Dreyfus Money Market Reserves DDA# 043435 • Dreyfus U.S. Treasury Reserves DDA# 043435 • Dreyfus Municipal Reserves DDA# 043508 • the share class • your account number • name of investor • the contribution year **Electronic check** Same as wire, but before your 14-digit account number insert the appropriate number as shown below. **Telephone Contribution** Call to request us to move money from a regular Dreyfus account to an IRA (both accounts must be held in the same shareholder name).	
Automatically		**All services** Call us to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.







Electronic check numbers

Dreyfus Money Market Reserves	"480" — Class R shares "479" — Investor shares
Dreyfus U.S. Treasury Reserves	"489" — Class R shares "490" — Investor shares
Dreyfus Municipal Reserves	"485" — Class R shares "486" — Investor shares

To reach Dreyfus, call toll free in the U.S.

1-800-645-6561

Outside the U.S. 516-794-5452

Make checks payable to:

The Dreyfus Trust Company, Custodian

NOTES

NOTES

NOTES

For More Information

Dreyfus Money Market Reserves
Dreyfus U.S. Treasury Reserves
Dreyfus Municipal Reserves

Series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on these funds is available free upon request, including the following:

Annual/Semiannual Report

Describes a fund's performance and lists its portfolio holdings.

Statement of Additional Information (SAI)

Provides more details about a fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Each fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until each fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the funds' policies and procedures with respect to the disclosure of the funds' portfolio securities is available (i) in the funds' SAI, and (ii) on the funds' website at **www.dreyfus.com**.



To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:

SEC http://www.sec.gov

Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Premier Balanced Fund

Seeks total return by
investing in stocks and bonds

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

For More Information

See back cover.

The Fund

Dreyfus Premier Balanced Fund

Ticker Symbols **Class A: PRBAX**
Class B: PRBBX
Class C: DPBCX
Class R: PDBLX
Class T: DBFTX



GOAL/APPROACH

The fund seeks to outperform an unmanaged hybrid index, 60% of which is the Standard & Poor's® 500 Composite Stock Price Index (S&P 500) and 40% of which is the Lehman Brothers U.S. Aggregate Index. This objective may be changed without shareholder approval. To pursue its goal, the fund invests in a diversified mix of stocks and bonds (fixed-income securities) of both U.S. and foreign issuers.

The fund's normal asset allocation is approximately 60% stocks and 40% bonds. However, the fund is permitted to invest up to 75% and as little as 40% of its assets in stocks, and up to 60% and as little as 25% of its assets in bonds.

In allocating assets between stocks and bonds, the portfolio managers assess the relative return and risks of each asset class, analyzing several factors, including interest-rate-adjusted price/earnings ratio, the valuation and volatility levels of stocks relative to bonds, and other economic factors, such as interest rates.

Dreyfus uses a valuation model and fundamental analysis to select stocks based on:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings or cash flow
- **financial profile,** which measures the financial health of the company

Dreyfus manages risk by diversifying across companies and industries and by using quantitative and fundamental risk analysis.

In choosing bonds, the portfolio managers review economic, market and other factors, leading to valuations by sector, maturity and quality. The fund invests primarily in U.S. government securities, corporate bonds, mortgage-backed securities and asset-backed securities for its fixed-income portfolio. The dollar-weighted average maturity of the fund's fixed-income portfolio normally will not exceed 10 years.

Up to 20% of the fund's fixed-income portfolio may be invested in securities rated below investment grade (BB/Ba and lower), but no lower than B, or the unrated equivalent as determined by Dreyfus at the time of purchase (commonly referred to as "high yield" or "junk" bonds).

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy.

Concepts to understand

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

Maturity: length of time between the date on which a bond is issued and the date the principal amount must be paid. Bonds with a longer maturity tend to offer higher yields, but generally fluctuate more in price than shorter-term counterparts.

Dollar-weighted average maturity: an average of the stated maturities of the bonds held by the fund, based on their dollar-weighted proportions in the fund.



MAIN RISKS

The stock and bond markets can perform differently from each other at any given time (as well as over the long term), so the fund will be affected by its asset allocation. If the fund favors an asset class during a period when that class underperforms, the fund's performance may be hurt. The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive

company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and interest rates), CMOs, stripped mortgage-backed securities and asset-backed securities. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

- *Market sector risk.* The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

The fund's investments in stocks and other equity securities also are subject to the following principal risks:

- *Growth and value stock risk.* By investing in a mix of growth and value companies, the fund assumes the risks of both. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that may cushion stock prices in market downturns. Value stocks involve the risk that they may never reach what the manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth or the manager misgauged that worth. They also may decline in price, even though in theory they are already undervalued.

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.

- *Midsize company stock risk.* Investments in midsize company stocks tend to be more volatile than large company stocks and could have a disproportionate effect on performance.
- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

The fund's investments in bonds and other fixed-income securities also are subject to the following principal risks:

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the effective maturity and duration of the bond portion of the fund, the more its share price is likely to react to interest rates.
- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price. Although the fund's bond investments are primarily in investment grade bonds, it may invest to a limited extent in high yield ("junk") bonds which involve greater credit risk, including the risk of default, than investment grade bonds and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.
- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.
- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could have the effect of reducing the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance.

The fund may lend its securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class R performance from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the listed indexes. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*

Share class/ inception date	1 Year	5 Years	10 Years	Since inception
Class R (9/15/93) *returns before taxes*	5.62%	-1.95%	8.62%	–
Class R *returns after taxes on distributions*	5.21%	-2.53%	6.77%	–
Class R *returns after taxes on distributions and sale of fund shares*	4.00%	-1.95%	6.54%	–
Class A (4/14/94) *returns before taxes*	-0.68%	-3.35%	7.70%	–
Class B (12/19/94) *returns before taxes*	0.57%	-3.31%	7.86%*	–
Class C (12/19/94) *returns before taxes*	3.64%	-2.92%	7.57%	–
Class T (8/16/99) *returns before taxes*	0.45%	-3.33%	–	-2.46%
S&P 500 *reflects no deduction for fees, expenses or taxes*	10.87%	-2.30%	12.07%	-0.10%**
U.S. Aggregate Index *reflects no deduction for fees, expenses or taxes*	4.34%	7.71%	7.72%	7.42%**
Hybrid Index *reflects no deduction for fees, expenses or taxes*	8.26%	2.22%	10.86%	6.42%**

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on life of Class T. For comparative purposes, the value of each index on 8/31/99 is used as the beginning value on 8/16/99.*

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	Q4 '98	+14.53%
Worst Quarter:	Q3 '02	-12.31%

Concepts to understand

S&P 500: a widely recognized, unmanaged index of U.S. stock market performance.

U.S. Aggregate Index: a widely accepted, unmanaged index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of one to ten years.

Hybrid Index: an unmanaged index composed of 60% S&P 500 and 40% U.S. Aggregate Index.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.00	1.00	1.00	1.00	1.00
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	**1.25**	**2.00**	**2.00**	**1.00**	**1.50**

*   *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$695	$949	$1,222	$1,999
Class B				
with redemption	$603	$927	$1,278	$1,956**
without redemption	$203	$627	$1,078	$1,956**
Class C				
with redemption	$303	$627	$1,078	$2,327
without redemption	$203	$627	$1,078	$2,327
Class R	$102	$318	$552	$1,225
Class T	$596	$903	$1,232	$2,160

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

For the period February 1, 2004 through October 31, 2004, Dreyfus assumed certain expenses of the fund pursuant to an undertaking, reducing total expenses from 1.25% to 1.18% for Class A, from 2.00% to 1.93% for Class B, from 2.00% to 1.93% for Class C, from 1.00% to 0.93% for Class R and from 1.50% to 1.43% for Class T shares.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.93% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The asset allocation and equity portion of the fund's portfolio are managed by Emerson Tuttle. Mr. Tuttle has co-managed the fund since October 2004. He has been employed by Dreyfus as a portfolio manager since January 2002. He also is senior vice president and portfolio manager of The Boston Company Asset Management, LLC, an affiliate of Dreyfus. Prior to joining The Boston Company Asset Management, LLC in September 2001, he was a principal at State Street Global Advisors where he was employed from April 1981 to September 2001.

Catherine Powers is the primary portfolio manager for the fixed-income portion of the fund's portfolio. She has held this position since January 2005 and has been employed by Dreyfus since September 2001. Ms. Powers also is a senior portfolio manager for active core strategies, responsible for high grade core and core plus fixed-income strategies, with Standish Mellon Asset Management, LLC, a subsidiary of Mellon Financial and an affiliate of Dreyfus. Ms. Powers joined Standish Mellon in 1988. In prior positions with Standish Mellon, she was the director of structured finance and liquid products research, coordinating strategy with respect to mortgage-related and asset-backed securities.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and manage-ment representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
Class A		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		11.90	10.73	12.44	15.23	15.69
Investment operations:	Investment income – net[1]	.15	.09	.13	.22	.44
	Net realized and unrealized gain (loss) on investments	.43	1.19	(1.68)	(2.71)	(.19)
Total from investment operations		.58	1.28	(1.55)	(2.49)	.25
Distributions:	Dividends from investment income – net	(.17)	(.11)	(.16)	(.30)	(.38)
	Dividends from net realized gain on investments	–	–	–	–	(.33)
Total distributions		(.17)	(.11)	(.16)	(.30)	(.71)
Net asset value, end of period		12.31	11.90	10.73	12.44	15.23
Total Return (%)[2]		4.90	12.05	(12.62)	(16.65)	1.66
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.25	1.25	1.25	1.25	1.25
Ratio of net expenses to average net assets		1.18	1.25	1.25	1.25	1.25
Ratio of net investment income to average net assets		1.20	.86	1.06	1.57	2.83
Portfolio turnover rate		215.48	305.24	268.17	150.98	100.47
Net assets, end of period ($ x 1,000)		98,546	128,519	178,679	290,331	379,670

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

		Year Ended October 31,				
Class B		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		11.85	10.69	12.40	15.18	15.65
Investment operations:	Investment income – net[1]	.05	.01	.04	.11	.32
	Net realized and unrealized gain (loss) on investments	.44	1.19	(1.68)	(2.70)	(.19)
Total from investment operations		.49	1.20	(1.64)	(2.59)	.13
Distributions:	Dividends from investment income – net	(.08)	(.04)	(.07)	(.19)	(.27)
	Dividends from net realized gain on investments	–	–	–	–	(.33)
Total distributions		(.08)	(.04)	(.07)	(.19)	(.60)
Net asset value, end of period		12.26	11.85	10.69	12.40	15.18
Total Return (%)[2]		4.13	11.21	(13.29)	(17.27)	.84
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets		1.93	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets		.44	.12	.31	.83	2.07
Portfolio turnover rate		215.48	305.24	268.17	150.98	100.47
Net assets, end of period ($ x 1,000)		78,262	103,904	118,415	174,172	223,096

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class C		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		11.89	10.73	12.45	15.23	15.70
Investment operations: Investment income – net[1]		.05	.01	.04	.12	.32
Net realized and unrealized gain (loss) on investments		.44	1.19	(1.69)	(2.71)	(.19)
Total from investment operations		.49	1.20	(1.65)	(2.59)	.13
Distributions: Dividends from investment income – net		(.08)	(.04)	(.07)	(.19)	(.27)
Dividends from net realized gain on investments		–	–	–	–	(.33)
Total distributions		(.08)	(.04)	(.07)	(.19)	(.60)
Net asset value, end of period		12.30	11.89	10.73	12.45	15.23
Total Return (%)[2]		4.20	11.17	(13.32)	(17.26)	.90
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.00	2.00	2.00	2.00	2.00
Ratio of net expenses to average net assets		1.93	2.00	2.00	2.00	2.00
Ratio of net investment income to average net assets		.45	.11	.31	.83	2.07
Portfolio turnover rate		215.48	305.24	268.17	150.98	100.47
Net assets, end of period ($ x 1,000)		16,426	20,370	25,970	43,451	60,237

[1] Based on average shares outstanding at each month end.

[2] Exclusive of sales charge.

Class R		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		11.91	10.74	12.45	15.24	15.70
Investment operations: Investment income – net[1]		.18	.12	.16	.25	.47
Net realized and unrealized gain (loss) on investments		.43	1.19	(1.68)	(2.71)	(.18)
Total from investment operations		.61	1.31	(1.52)	(2.46)	.29
Distributions: Dividends from investment income – net		(.20)	(.14)	(.19)	(.33)	(.42)
Dividends from net realized gain on investments		–	–	–	–	(.33)
Total distributions		(.20)	(.14)	(.19)	(.33)	(.75)
Net asset value, end of period		12.32	11.91	10.74	12.45	15.24
Total Return (%)		5.25	12.19	(12.38)	(16.43)	1.86
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.00	1.00	1.00	1.00	1.00
Ratio of net expenses to average net assets		.93	1.00	1.00	1.00	1.00
Ratio of net investment income to average net assets		1.46	1.10	1.31	1.83	3.07
Portfolio turnover rate		215.48	305.24	268.17	150.98	100.47
Net assets, end of period ($ x 1,000)		54,429	99,620	234,741	300,882	424,083

[1] Based on average shares outstanding at each month end.

Class T	*Year Ended October 31,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	11.88	10.72	12.43	15.21	15.68
Investment operations: Investment income – net[1]	.12	.07	.10	.18	.36
Net realized and unrealized gain (loss) on investments	.44	1.18	(1.68)	(2.70)	(.15)
Total from investment operations	.56	1.25	(1.58)	(2.52)	.21
Distributions: Dividends from investment income – net	(.14)	(.09)	(.13)	(.26)	(.35)
Dividends from net realized gain on investments	–	–	–	–	(.33)
Total distributions	(.14)	(.09)	(.13)	(.26)	(.68)
Net asset value, end of period	12.30	11.88	10.72	12.43	15.21
Total Return (%)[2]	4.73	11.69	(12.86)	(16.82)	1.35
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.50	1.50	1.50	1.50	1.50
Ratio of net expenses to average net assets	1.43	1.50	1.50	1.50	1.50
Ratio of net investment income to average net assets	.95	.62	.78	1.31	2.52
Portfolio turnover rate	215.48	305.24	268.17	150.98	100.47
Net assets, end of period ($ x 1,000)	249	320	451	1,074	1,154

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your investment professional before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fee)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's Statement of Additional Information (SAI).

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Founders Funds. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- investors who have continuously owned shares of the fund since before the imposition of a sales load

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in certain qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) at the end of the calendar quarter six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and unqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	**$750**	**no minimum**
Spousal IRAs	**$750**	**no minimum**
Roth IRAs	**$750**	**no minimum**
Education Savings Accounts	**$500**	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends quarterly and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing	
Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).
For exchanging shares	
Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.
For selling shares	
Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed–income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete the application. Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing
By Telephone	**Wire** Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "413" for Class A, "414" for Class B, "415" for Class C, "416" for Class R, or "560" for Class T. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
Online (www.dreyfus.com)		
———	**Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.
Automatically		
With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone		**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "413" for Class A, "414" for Class B, "415" for Class C, "416" for Class R, or "560" for Class T.	
Automatically		**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

For More Information

Dreyfus Premier Balanced Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com**.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus Premier
Limited Term Income Fund

Seeks high current income by
investing in fixed–income securities

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved
or disapproved these securities or passed upon the adequacy of this prospectus.
Any representation to the contrary is a criminal offense.

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Premier Limited Term Income Fund

Ticker Symbols   **Class A: DPIAX**
Class B: DPIBX
Class C: DPICX
Class R: PLTIX



GOAL/APPROACH

The fund seeks to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 65% of its assets in various types of U.S. and foreign investment grade bonds or their unrated equivalent as determined by Dreyfus. The fund's portfolio may include government bonds, corporate debt securities, mortgage-related securities and asset-backed securities.

To select securities for the fund, the portfolio manager conducts extensive research into the credit history and current financial strength of investment grade bond issuers. The portfolio manager also examines such factors as maturity of the securities, the long-term outlook for the industry in which an issuer operates, the economy and the bond market.

Although the portfolio manager may invest in individual bonds with different remaining maturities, the fund's dollar-weighted average portfolio maturity will be no more than 10 years. Investors generally consider such a maturity to be intermediate.

The fund may invest in inflation-indexed securities. These are fixed-income securities designed to protect investors from a loss of value due to inflation by periodically adjusting their principal and/or coupon according to the rate of inflation.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. The fund may enter into swap agreements, such as credit default swaps, which can be used to transfer the credit risk of a security without actually transferring ownership of the security. To enhance current income, the fund also may engage in a series of purchase and sale contracts or forward roll transactions in which the fund sells a mortgage-related security, for example, to a financial institution and simultaneously agrees to purchase a similar security from the institution at a later date at an agreed-upon price.

Concepts to understand

Bond rating: a ranking of a bond's quality, based on its ability to pay interest and repay principal. Bonds are rated from a high of "AAA" or "Aaa" (highly unlikely to default) through a low of "D" (companies already in default).

Investment grade bonds: bonds rated "BBB" or "Baa" or above by nationally recognized rating agencies are considered investment grade.

Average portfolio maturity: an average of the stated maturities of bonds held by the fund, based on their dollar-weighted proportions in the fund, adjusted to reflect provisions that may cause a bond's principal to be repaid earlier than at its stated maturity.

Credit default swap: a derivative instrument whereby the buyer makes fixed, periodic premium payments to the seller in exchange for being made whole on an agreed-upon amount of principal, should the specified reference entity (i.e., the issuer of a particular security) experience a "credit event" (e.g., failure to pay interest or principal, bankruptcy or restructuring).



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the fund's maturity and duration, the more its share price is likely to react to interest rates.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates. During periods of market illiquidity or rising interest rates, prices of the fund's "callable" issues are subject to increased price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price.

- *Market risk.* The value of a security may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. It also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and most asset-backed securities may be prepaid. The loss of higher yielding, underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising rates and its potential for price declines.

- *Foreign investment risk.* The prices and yields of foreign bonds can be affected by political and economic instability or changes in currency exchange rates. The bonds of issuers located in emerging markets can be more volatile and less liquid than those of issuers in more mature economies.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Inflation-indexed bond risk.* Interest payments on inflation-indexed bonds can be unpredictable and will vary as the principal and/or interest is periodically adjusted based on the rate of inflation. If the index measuring inflation falls, the interest payable on these securities will be reduced. In the case of U.S. Treasury inflation-indexed bonds, the U.S. Treasury has guaranteed that in the event of a drop in prices, it would repay the par amount of its inflation-indexed bonds. Inflation-indexed bonds issued by corporations generally do not guarantee repayment of principal. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity. As a result, the fund may be required to make annual distributions to shareholders that exceed the cash the fund received, which may cause the fund to liquidate certain investments when it is not advantageous to do so. Also, if the principal value of an inflation-indexed bond is adjusted downward due to deflation, amounts previously distributed may be characterized in some circumstances as a return of capital.

- *Derivatives risk.* In addition to mortgage-related and asset-backed securities, the fund may invest in other derivative instruments, such as options, futures and options on futures (including those relating to foreign currencies, indexes and interest rates), swaps and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments. The use of a derivative instrument involves the risk that a loss may be sustained as a result of the failure of another party to the contract (usually referred to as a "counterparty") to make required payments or otherwise comply with the contract's terms. Additionally, credit default swaps could result in losses if the fund does not correctly evaluate the creditworthiness of the company on which the credit default swap is based.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions and lower the fund's after-tax performance. The fund's forward roll transactions will increase its portfolio turnover rate.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class R performance from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the Lehman Brothers U.S. Aggregate Index, a widely recognized, unmanaged index of bond market performance. All returns assume rein-vestment of dividends and distributions. The returns shown in the table reflect any applicable sales loads. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculat-ed using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrange-ments such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



| Best Quarter: | Q2 '95 | +4.92% |
| Worst Quarter: | Q2 '04 | -2.68% |

Average annual total returns *as of 12/31/04*

Share class/ Inception date	1 Year	5 Years	10 Years
Class R (7/11/91) *returns before taxes*	4.12%	6.87%	6.65%
Class R *returns after taxes on distributions*	2.62%	4.96%	4.52%
Class R *returns after taxes on distributions and sale of fund shares*	2.90%	4.73%	4.38%
Class A (4/7/94) *returns before taxes*	0.80%	5.99%	6.07%
Class B (12/19/94) *returns before taxes*	0.37%	5.91%	6.10%*
Class C (12/19/94) *returns before taxes*	2.61%	6.08%	5.72%
Lehman Brothers U.S. Aggregate Index *reflects no deduction for fees, expenses or taxes*	4.34%	7.71%	7.72%

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R
Shareholder transaction fees *(fees paid from your account)*				
Maximum front-end sales charge on purchases				
% of offering price	3.00	none	none	none
Maximum contingent deferred sales charge (CDSC)				
% of purchase or sale price, whichever is less	none*	3.00	.75	none
Annual fund operating expenses *(expenses paid from fund assets)*				
% of average daily net assets				
Management fees	.60	.60	.60	.60
Rule 12b-1 fee	.25	.75	.75	none
Other expenses	.00	.00	.00	.00
Total	**.85**	**1.35**	**1.35**	**.60**

* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$384	$563	$757	$1,318
Class B				
with redemption	$437	$628	$839	$1,362**
without redemption	$137	$428	$739	$1,362**
Class C				
with redemption	$212	$428	$739	$1,624
without redemption	$137	$428	$739	$1,624
Class R	$61	$192	$335	$750

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.60% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Christopher Pellegrino is the fund's primary portfolio manager. Mr. Pellegrino has been a portfolio manager of the fund since inception and has been employed by Dreyfus as a portfolio manager since October 1994. Mr. Pellegrino is a senior portfolio manager at Standish Mellon Asset Management LLC (SMAM), an affiliate of Dreyfus. Mr. Pellegrino has been employed by SMAM since July 2003 and was employed by Mellon Bank, N.A. and Mellon Bond Associates (which merged with SMAM in July 2003) since August 1988.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

				Year Ended October 31,		
Class A		**2004**	2003	2002[1]	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		11.44	11.44	11.46	10.64	10.60
Investment operations:	Investment income − net	.38[2]	.37[2]	.49[2]	.60	.62
	Net realized and unrealized gain (loss) on investments	.16	.01	.00[3]	.82	.04
Total from investment operations		.54	.38	.49	1.42	.66
Distributions:	Dividends from investment income − net	(.40)	(.38)	(.51)	(.60)	(.62)
	Dividends from net realized gain on investments	(.01)	–	–	–	–
Total distributions		(.41)	(.38)	(.51)	(.60)	(.62)
Net asset value, end of period		11.57	11.44	11.44	11.46	10.64
Total Return (%)[4]		4.76	3.34	4.44	13.74	6.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		.85	.85	.85	.85	.85
Ratio of net investment income to average net assets		3.33	3.13	4.44	5.41	5.87
Portfolio turnover rate		202.27[5]	173.68	136.77	65.05	72.30
Net assets, end of period ($ x 1,000)		19,293	20,176	17,159	11,415	6,657

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.43% to 4.44%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01 per share.

[4] Exclusive of sales charge.

[5] The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.

Class B	Year Ended October 31,				
	2004	2003	2002[1]	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	11.47	11.48	11.49	10.68	10.64
Investment operations: Investment income − net	.32[2]	.30[2]	.44[2]	.55	.57
Net realized and unrealized gain (loss) on investments	.17	.01	.00[3]	.81	.04
Total from investment operations	.49	.31	.44	1.36	.61
Distributions: Dividends from investment income − net	(.34)	(.32)	(.45)	(.55)	(.57)
Dividends from net realized gain on investments	(.01)	–	–	–	–
Total distributions	(.35)	(.32)	(.45)	(.55)	(.57)
Net asset value, end of period	11.61	11.47	11.48	11.49	10.68
Total Return (%)[4]	4.32	2.74	4.00	13.05	5.90
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	2.83	2.64	3.93	4.94	5.37
Portfolio turnover rate	202.27[5]	173.68	136.77	65.05	72.30
Net assets, end of period ($ x 1,000)	17,225	24,877	26,352	16,144	9,813

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.91% to 3.93%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01 per share.

[4] Exclusive of sales charge.

[5] The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.

			Year Ended October 31,		
Class C	**2004**	2003	2002[1]	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	11.31	11.32	11.33	10.53	10.50
Investment operations: Investment income − net	.32[2]	.30[2]	.43[2]	.54	.56
Net realized and unrealized gain (loss) on investments	.15	.01	.00[3]	.80	.03
Total from investment operations	.47	.31	.43	1.34	.59
Distributions: Dividends from investment income − net	(.33)	(.32)	(.44)	(.54)	(.56)
Dividends from net realized gain on investments	(.01)	−	−	−	−
Total distributions	(.34)	(.32)	(.44)	(.54)	(.56)
Net asset value, end of period	11.44	11.31	11.32	11.33	10.53
Total Return (%)[4]	4.25	2.73	4.00	13.05	5.80
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets	2.83	2.64	3.90	4.86	5.34
Portfolio turnover rate	202.27[5]	173.68	136.77	65.05	72.30
Net assets, end of period ($ x 1,000)	9,838	11,104	7,603	3,713	2,156

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 3.88% to 3.90%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] Amount represents less than $.01 per share.

[4] Exclusive of sales charge.

[5] The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.

| | Year Ended October 31, | | | | |
Class R	**2004**	2003	2002[1]	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	11.44	11.44	11.46	10.64	10.61
Investment operations: Investment income − net	.41[2]	.39[2]	.54[2]	.63	.64
Net realized and unrealized gain (loss) on investments	.15	.02	(.03)	.82	.03
Total from investment operations	.56	.41	.51	1.45	.67
Distributions: Dividends from investment income − net	(.42)	(.41)	(.53)	(.63)	(.64)
Dividends from net realized gain on investments	(.01)	–	–	–	–
Total distributions	(.43)	(.41)	(.53)	(.63)	(.64)
Net asset value, end of period	11.57	11.44	11.44	11.46	10.64
Total Return (%)	5.02	3.61	4.70	14.02	6.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.60	.60	.60	.60	.60
Ratio of net investment income to average net assets	3.57	3.37	4.80	5.77	6.12
Portfolio turnover rate	202.27[3]	173.68	136.77	65.05	72.30
Net assets, end of period ($ x 1,000)	13,203	14,711	21,796	24,322	40,492

[1] As required, effective November 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount on fixed-income securities on a scientific basis and including paydown gains and losses in interest income. The effect of these changes for the period ended October 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.79% to 4.80%. Per-share data and ratios/supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

[2] Based on average shares outstanding at each month end.

[3] The portfolio turnover rate excluding mortgage dollar roll transactions was 144.28%.

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B and Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your investment professional before determining which class to invest in.

	Class A	Class B	Class C	Class R
Initial sales charge	up to 3.00%	none	none	none
Ongoing distribution or service fee (Rule 12b-1 fee)	0.25%	0.75%	0.75%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over five years	1% on sale of shares held for one year or less	none
Conversion feature	no	yes	no	no
Recommended purchase maximum	none	$100,000	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

· plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge

· qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $100,000	3.00%	3.10%
$100,000 to $249,999	2.75%	2.80%
$250,000 to $499,999	2.25%	2.30%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's Statement of Additional Information (SAI).

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Founders Funds. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- shareholders holding Class A shares of the fund since December 19, 1994

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A shares. However, you will pay higher ongoing service and/or distribution fees. Over time these fees may cost you more than paying an initial sales charge on Class A shares.

Due to availability of sales charge discounts for Class A shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within five years are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	3.00%
Second year	3.00%
Third year	2.00%
Fourth year	2.00%
Fifth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) at the end of the calendar quarter six years after the date they were purchased. If you intend to hold your shares less than five years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and unqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments generally are valued by one or more independent pricing services approved by the fund's board or on the basis of market quotations. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values. Foreign securities held by the fund may trade on days that the fund is not open for business, thus affecting the value of the fund's assets on days when fund investors have no access to the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	$750	**no minimum**
Spousal IRAs	$750	**no minimum**
Roth IRAs	$750	**no minimum**
Education Savings Accounts	$500	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions, and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing, and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends monthly and distributes capital gains annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A or B shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete the application. Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing
By Telephone	**Wire** Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "424" for Class A, "425" for Class B, "426" for Class C, or "427" for Class R. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.





To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.
		Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone		**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 0011001234 • DDA# 044350 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "424" for Class A, "425" for Class B, "426" for Class C, or "427" for Class R.	
Automatically		**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

Dreyfus Premier Limited Term Income Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com.**

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0345P0305

Dreyfus Premier
Large Company Stock Fund

Seeks capital appreciation by investing
in large-cap stocks

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Premier Large Company Stock Fund

Ticker Symbols **Class A: DRDEX**
Class B: DRLBX
Class C: DLCCX
Class R: DEIRX
Class T: DLSTX



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's® 500 Composite Stock Price Index (S&P 500).

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Finally, Dreyfus manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P 500.

Concepts to understand

Large-cap companies: generally, established companies that are considered "known quantities" with market capitalizations of $5 billion or more at the time of purchase. Large companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis, and maintains the flexibility to adapt the screening criteria to changes in market conditions.

S&P 500: an unmanaged index of 500 common stocks chosen to reflect the industries of the U.S. economy. The S&P 500 is often considered a proxy for the stock market in general.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500, the fund is expected to hold fewer securities than the index. Owning fewer securities and having the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

- *Value and growth stock risk.* By investing in a mix of value and growth companies, the fund assumes the risks of both. Value stocks involve the risk that they may never reach what the portfolio managers believe is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio managers misgauged that worth. They also may decline in price even though in theory they are already undervalued. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.

Although the fund invests principally in the securities of U.S. issuers, it may invest in ADRs, which represent indirect ownership of securities issued by foreign companies, and, to a limited extent, in foreign securities. The securities of foreign issuers carry additional risks such as less liquidity, changes in currency exchange rates, a lack of comprehensive company information, differing auditing and legal standards and political and economic instability.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class R performance from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the S&P 500, a broad measure of large-cap stock performance. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*

Share class/ inception date	1 Year	5 Years	10 Years	Since inception
Class R (9/2/94) *returns before taxes*	**8.64%**	**-4.03%**	**10.58%**	–
Class R *returns after taxes on distributions*	**8.44%**	**-4.09%**	**9.85%**	–
Class R *returns after taxes on distributions and sale of fund shares*	**5.87%**	**-3.39%**	**9.04%**	–
Class A (9/2/94) *returns before taxes*	**2.05%**	**-5.40%**	**9.67%**	–
Class B (1/16/98) *returns before taxes*	**3.51%**	**-5.37%**	–	**2.33%***
Class C (1/16/98) *returns before taxes*	**6.45%**	**-4.99%**	–	**2.23%**
Class T (8/16/99) *returns before taxes*	**3.22%**	**-5.40%**	–	**-3.39%**
S&P 500 *reflects no deduction for fees, expenses or taxes*	**10.87%**	**-2.30%**	**12.07%**	**4.66%****

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on the life of Class B and Class C. For comparative purposes, the value of the index on 1/31/98 is used as the beginning value on 1/16/98.*

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	Q4 '98	+22.70%
Worst Quarter:	Q3 '02	-15.99%

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	.90	.90	.90	.90	.90
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	**1.15**	**1.90**	**1.90**	**.90**	**1.40**

* Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$685	$919	$1,172	$1,892
Class B				
with redemption	$593	$897	$1,226	$1,848**
without redemption	$193	$597	$1,026	$1,848**
Class C				
with redemption	$293	$597	$1,026	$2,222
without redemption	$193	$597	$1,026	$2,222
Class R	$92	$287	$498	$1,108
Class T	$586	$873	$1,181	$2,054

** Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

For the period February 1, 2004 through October 31, 2004, Dreyfus assumed certain expenses of the fund pursuant to an undertaking, reducing total expenses from 1.15% to 1.08% for Class A, from 1.90% to 1.83% for Class B, from 1.90% to 1.83% for Class C, from 0.90% to 0.83% for Class R and from 1.40% to 1.33% for Class T shares.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.83% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund's primary portfolio manager is Sean P. Fitzgibbon. Mr. Fitzgibbon has held this position and been employed by Dreyfus since October 2004. He also is a senior vice preseident, portfolio manager, analyst and member of the U.S. Large Cap Core Equity Team at The Boston Company Asset Management, LLC, a Dreyfus affiliate, where he has been employed since 1991.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and

derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
Class A		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		18.23	15.90	18.71	25.59	23.97
Investment operations:	Investment income (loss) – net[1]	.10	.08	.05	.00[2]	(.03)
	Net realized and unrealized gain (loss) on investments	1.00	2.26	(2.86)	(6.88)	1.66
Total from investment operations		1.10	2.34	(2.81)	(6.88)	1.63
Distributions:	Dividends from investment income – net	(.06)	(.01)	–	–	–
	Dividends from net realized gain on investments	–	–	–	–	(.01)
Total distributions		(.06)	(.01)	–	–	(.01)
Net asset value, end of period		19.27	18.23	15.90	18.71	25.59
Total Return (%)[3]		6.05	14.71	(15.02)	(26.88)	6.80
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.15	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets		1.08	1.15	1.15	1.15	1.15
Ratio of net investment income (loss) to average net assets		.51	.50	.26	.02	(.11)
Portfolio turnover rate		65.83	51.02	43.46	54.09	43.98
Net assets, end of period ($ x 1,000)		33,185	98,320	95,930	124,162	71,133

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*

Class B	2004	2003	2002	2001	2000
		Year Ended October 31,			
Per-Share Data ($):					
Net asset value, beginning of period	17.54	15.40	18.26	25.16	23.75
Investment operations: Investment (loss) − net[1]	(.05)	(.04)	(.09)	(.15)	(.22)
Net realized and unrealized gain (loss) on investments	.98	2.18	(2.77)	(6.75)	1.64
Total from investment operations	.93	2.14	(2.86)	(6.90)	1.42
Distributions: Dividends from investment income − net	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.01)
Total distributions	(.02)	–	–	–	(.01)
Net asset value, end of period	18.45	17.54	15.40	18.26	25.16
Total Return (%)[2]	5.34	13.83	(15.66)	(27.42)	5.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.83	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets	(.25)	(.25)	(.49)	(.72)	(.87)
Portfolio turnover rate	65.83	51.02	43.46	54.09	43.98
Net assets, end of period ($ x 1,000)	45,297	55,336	54,937	77,099	98,884

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class C		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		17.54	15.40	18.27	25.17	23.75
Investment operations:	Investment (loss) − net[1]	(.05)	(.04)	(.09)	(.15)	(.22)
	Net realized and unrealized gain (loss) on investments	.98	2.18	(2.78)	(6.75)	1.65
Total from investment operations		.93	2.14	(2.87)	(6.90)	1.43
Distributions:	Dividends from investment income − net	(.02)	–	–	–	–
	Dividends from net realized gain on investments	–	–	–	–	(.01)
Total distributions		(.02)	–	–	–	(.01)
Net asset value, end of period		18.45	17.54	15.40	18.27	25.17
Total Return (%)[2]		5.28	13.90	(15.71)	(27.41)	6.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.90	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets		1.83	1.90	1.90	1.90	1.90
Ratio of net investment (loss) to average net assets		(.25)	(.24)	(.50)	(.72)	(.86)
Portfolio turnover rate		65.83	51.02	43.46	54.09	43.98
Net assets, end of period ($ x 1,000)		10,271	13,094	14,133	23,072	30,213

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class R	*Year Ended October 31,*				
	2004	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	18.40	16.02	18.81	25.66	23.97
Investment operations: Investment income − net[1]	.14	.13	.09	.06	.04
Net realized and unrealized gain (loss) on investments	1.02	2.27	(2.88)	(6.91)	1.66
Total from investment operations	1.16	2.40	(2.79)	(6.85)	1.70
Distributions: Dividends from investment income − net	(.09)	(.02)	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.01)
Total distributions	(.09)	(.02)	−	−	(.01)
Net asset value, end of period	19.47	18.40	16.02	18.81	25.66
Total Return (%)	6.35	14.98	(14.83)	(26.70)	7.10
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.90	.90	.90	.90	.90
Ratio of net expenses to average net assets	.83	.90	.90	.90	.90
Ratio of net investment income to average net assets	.75	.76	.51	.28	.16
Portfolio turnover rate	65.83	51.02	43.46	54.09	43.98
Net assets, end of period ($ x 1,000)	10,019	11,492	12,379	17,709	28,492

[1] *Based on average shares outstanding at each month end.*

Class T		2004	Year Ended October 31, 2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		18.04	15.77	18.61	25.51	23.96
Investment operations:	Investment income (loss) − net[1]	.05	.04	.00[2]	(.05)	(.13)
	Net realized and unrealized gain (loss) on investments	1.00	2.23	(2.84)	(6.85)	1.69
Total from investment operations		1.05	2.27	(2.84)	(6.90)	1.56
Distributions:	Dividends from investment income − net	(.05)	–	–	–	–
	Dividends from net realized gain on investments	–	–	–	–	(.01)
Total distributions		(.05)	–	–	–	(.01)
Net asset value, end of period		19.04	18.04	15.77	18.61	25.51
Total Return (%)[3]		5.82	14.40	(15.26)	(27.08)	6.55
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.40	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets		1.33	1.40	1.40	1.40	1.40
Ratio of net investment income (loss) to average net assets		.25	.27	.01	(.23)	(.49)
Portfolio turnover rate		65.83	51.02	43.46	54.09	43.98
Net assets, end of period ($ x 1,000)		660	734	936	1,423	1,310

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

[3] *Exclusive of sales charge.*

Your Investment


The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your investment professional before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fees)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

· plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge

· qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

· plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential

· invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

· qualify for a reduced or waived sales charge

· are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's Statement of Additional Information (SAI).

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Founders Funds. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored, qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) at the end of the calendar quarter six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and unqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	$750	**no minimum**
Spousal IRAs	$750	**no minimum**
Roth IRAs	$750	**no minimum**
Education Savings Accounts	$500	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* Not available online on accounts whose address has been changed within the last 30 days.

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends quarterly and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

 By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044210
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "407" for Class A, "468" for Class B, "469" for Class C, "491" for Class R, or "561" for Class T.

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone		**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "407" for Class A, "468" for Class B, "469" for Class C, "491" for Class R, or "561" for Class T.	
Automatically		**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund
documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee,
by visiting the SEC's Public Reference Room in Washington, DC
(for information, call 1-202-942-8090) or by E-mail request to
publicinfo@sec.gov, or by writing to the SEC's Public Reference
Section, Washington, DC 20549-0102.

Dreyfus Premier Large Company Stock Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free
upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio
holdings and contains a letter from the fund's
managers discussing recent market conditions,
economic trends and fund strategies that significantly affected the fund's performance during the
last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and
Exchange Commission (SEC) and is incorporated
by reference (is legally considered part of this
prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of
portfolio holdings, as reported on a month–end
basis, on its website at **www.dreyfus.com**, under
Mutual Fund Center – Dreyfus Mutual Funds –
Mutual Fund Total Holdings Reports. The information will be posted with a one-month lag and
will remain accessible until the fund files a report
on Form N–Q or Form N–CSR for the period that
includes the date as of which the information was
current. In addition, fifteen days following the end
of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and
procedures with respect to the disclosure of the
fund's portfolio securities is available (i) in the
fund's SAI, and (ii) on the fund's website at
www.dreyfus.com.



Dreyfus Premier Midcap Stock Fund

Seeks capital appreciation by investing in stocks of midsize companies

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

Dreyfus Premier Midcap Stock Fund

Ticker Symbols
Class A: DPMAX
Class B: DMSBX
Class C: DMSCX
Class R: DDMRX
Class T: DMSTX



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of midsize companies. The fund invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Standard & Poor's® MidCap 400 Index (S&P 400).

In selecting securities, Dreyfus uses a computer model to identify and rank stocks within an industry or sector, based on several characteristics, including:

- **value,** or how a stock is priced relative to its perceived intrinsic worth
- **growth,** in this case the sustainability or growth of earnings
- **financial profile,** which measures the financial health of the company

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Finally, Dreyfus manages risk by diversifying across companies and industries, seeking to limit the potential adverse impact from any one stock or industry. The fund is structured so that its sector weightings and risk characteristics, such as growth, size, quality and yield, are generally similar to those of the S&P 400.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

Concepts to understand

Midsize companies: generally, established companies that may not be well known with market capitalizations ranging between $1 billion and $15 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Midsize companies may lack the resources to weather economic shifts, though they can be faster to innovate than large companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Midsize company risk.* Midsize companies carry additional risks because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 400, the fund is expected to hold fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the S&P 400 can cause the fund to underperform the index.

- *Value and growth stock risk.* By investing in a mix of value and growth companies, the fund assumes the risks of both. Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued. Investors often expect growth companies to increase their earnings at a certain rate. If these expectations are not met, investors can punish the stocks inordinately, even if earnings do increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Other potential risks

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class R performance from year to year. The table compares the average annual total returns of each of the fund's share classes to those of the S&P 400, a broad measure of mid-cap stock performance. The returns shown in the table reflect any applicable sales charges. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class R shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*

Share class/ inception date	1 Year	5 Years	10 Years	Since inception
Class R (11/12/93) *returns before taxes*	**14.37%**	**6.40%**	**14.63%**	–
Class R *returns after taxes on distributions*	**14.08%**	**5.26%**	**12.72%**	–
Class R *returns after taxes on distributions and sale of fund shares*	**9.70%**	**4.93%**	**11.97%**	–
Class A (4/6/94) *returns before taxes*	**7.47%**	**4.87%**	**13.66%**	–
Class B (1/16/98) *returns before taxes*	**9.25%**	**5.01%**	–	**7.11%***
Class C (1/16/98) *returns before taxes*	**12.23%**	**5.34%**	–	**7.04%**
Class T (8/16/99) *returns before taxes*	**8.66%**	**4.90%**	–	**6.25%**
S&P 400 *reflects no deduction for fees, expenses or taxes*	**16.48%**	**9.54%**	**16.10%**	**12.05%****

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on life of Class B. For comparative purposes, the value of the index on 1/31/98 is used as the beginning value on 1/16/98.*

Year-by-year total returns *as of 12/31 each year (%)*
Class R shares



Best Quarter:	Q4 '98	+22.30%
Worst Quarter:	Q3 '98	-16.74%

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.10	1.10	1.10	1.10	1.10
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	**1.35**	**2.10**	**2.10**	**1.10**	**1.60**

* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$705	$978	$1,272	$2,105
Class B				
with redemption	$613	$958	$1,329	$2,064**
without redemption	$213	$658	$1,129	$2,064**
Class C				
with redemption	$313	$658	$1,129	$2,431
without redemption	$213	$658	$1,129	$2,431
Class R	$112	$350	$606	$1,340
Class T	$605	$932	$1,282	$2,265

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 1.10% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

John O'Toole has managed the fund since its inception and has been employed by Dreyfus as a portfolio manager since October 1994. Mr. O'Toole is a senior vice president and a portfolio manager for Mellon Equity Associates, LLP, an affiliate of Dreyfus. He has been employed by Mellon Bank since 1979.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the fund. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
Class A		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		16.68	13.16	13.73	19.99	16.69
Investment operations:	Investment (loss) − net[1]	(.03)	(.03)	(.03)	(.04)	(.03)
	Net realized and unrealized gain (loss) on investments	1.37	3.55	(.54)	(2.69)	3.66
Total from investment operations		1.34	3.52	(.57)	(2.73)	3.63
Distributions:	Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period		18.02	16.68	13.16	13.73	19.99
Total Return (%)[2]		8.10	26.67	(4.15)	(15.81)	22.14
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.35	1.35	1.35	1.35	1.36
Ratio of net investment (loss) to average net assets		(.17)	(.24)	(.24)	(.31)	(.17)
Portfolio turnover rate		77.47	92.97	65.85	82.49	122.19
Net assets, end of period ($ x 1,000)		157,483	146,958	105,449	81,028	78,425

[1] Based on average shares outstanding at each month end.

[2] Exclusive of sales charge.

Class B		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		15.87	12.62	13.26	19.57	16.46
Investment operations:	Investment (loss) – net[1]	(.15)	(.13)	(.14)	(.14)	(.17)
	Net realized and unrealized gain (loss) on investments	1.31	3.38	(.50)	(2.64)	3.61
Total from investment operations		1.16	3.25	(.64)	(2.78)	3.44
Distributions:	Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period		17.03	15.87	12.62	13.26	19.57
Total Return (%)[2]		7.31	25.75	(4.83)	(16.47)	21.22
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.10	2.10	2.10	2.10	2.11
Ratio of net investment (loss) to average net assets		(.91)	(.98)	(.98)	(1.06)	(.91)
Portfolio turnover rate		77.47	92.97	65.85	82.49	122.19
Net assets, end of period ($ x 1,000)		40,755	50,866	42,067	37,556	35,959

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class C		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		15.90	12.64	13.29	19.59	16.48
Investment operations:	Investment (loss) – net[1]	(.15)	(.13)	(.14)	(.14)	(.17)
	Net realized and unrealized gain (loss) on investments	1.31	3.39	(.51)	(2.63)	3.61
Total from investment operations		1.16	3.26	(.65)	(2.77)	3.44
Distributions:	Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period		17.06	15.90	12.64	13.29	19.59
Total Return (%)[2]		7.30	25.79	(4.89)	(16.40)	21.19
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.10	2.10	2.10	2.10	2.11
Ratio of net investment (loss) to average net assets		(.92)	(.99)	(.99)	(1.06)	(.91)
Portfolio turnover rate		77.47	92.97	65.85	82.49	122.19
Net assets, end of period ($ x 1,000)		16,041	16,164	11,587	8,203	7,178

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Class R			Year Ended October 31,			
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		16.95	13.35	13.89	20.14	16.77
Investment operations:	Investment income (loss) − net[1]	.02	.01	.00[2]	(.01)	.02
	Net realized and unrealized gain (loss) on investments	1.40	3.59	(.54)	(2.71)	3.68
Total from investment operations		1.42	3.60	(.54)	(2.72)	3.70
Distributions:	Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period		18.37	16.95	13.35	13.89	20.14
Total Return (%)		8.38	26.97	(3.89)	(15.56)	22.40
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.10	1.10	1.10	1.10	1.11
Ratio of net investment income (loss) to average net assets		.09	.04	.02	(.06)	.10
Portfolio turnover rate		77.47	92.97	65.85	82.49	122.19
Net assets, end of period ($ x 1,000)		39,215	59,256	73,575	86,251	113,318

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

Class T		*Year Ended October 31,*				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		16.49	13.05	13.64	19.93	16.68
Investment operations:	Investment (loss) – net[1]	(.07)	(.07)	(.12)	(.07)	(.08)
	Net realized and unrealized gain (loss) on investments	1.35	3.51	(.47)	(2.69)	3.66
Total from investment operations		1.28	3.44	(.59)	(2.76)	3.58
Distributions:	Dividends from net realized gain on investments	–	–	–	(3.53)	(.33)
Net asset value, end of period		17.77	16.49	13.05	13.64	19.93
Total Return (%)[2]		7.83	26.28	(4.32)	(16.04)	21.84
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.60	1.60	1.60	1.60	1.61
Ratio of net investment (loss) to average net assets		(.42)	(.49)	(.83)	(.53)	(.41)
Portfolio turnover rate		77.47	92.97	65.85	82.49	122.19
Net assets, end of period ($ x 1,000)		1,570	1,486	734	243	109

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your investment professional before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fees)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's Statement of Additional Information (SAI).

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Founders Funds. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members*. You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- investors who have continuously owned shares of the fund since before the imposition of a sales load

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored, qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years are subject to the following CDSCs:

Class B sales charges	
For shares sold in the:	**CDSC as a % of amount redeemed subject to the charge**
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) at the end of the calendar quarter six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and unqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	$750	**no minimum**
Spousal IRAs	$750	**no minimum**
Roth IRAs	$750	**no minimum**
Education Savings Accounts	$500	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policies

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing	
Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares	
Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares	
Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete the application. Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and the check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund name • the dollar amount you want to sell • the share class • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing
By Telephone	**Wire** Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "404" for Class A, "470" for Class B, "471" for Class C, "403" for Class R, or "563" for Class T. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

| | **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction. | **Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. |

Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone	—	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044210 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "404" for Class A, "470" for Class B, "471" for Class C, "403" for Class R, or "563" for Class T.	—
Automatically	—	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

For More Information

Dreyfus Premier Midcap Stock Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com**.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0330P0305

Dreyfus Premier Small Cap Value Fund

Seeks capital appreciation by investing in small-cap value stocks

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Contents

The Fund

Your Investment

For More Information

See back cover.

Dreyfus Premier Small Cap Value Fund

Ticker Symbols | **Class A: DSVAX**
Class B: DSVBX
Class C: DSVCX
Class R: DSVRX
Class T: DSVTX

The Fund



GOAL/APPROACH

The fund seeks capital appreciation. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of small U.S. companies. Dreyfus uses a disciplined process that combines computer modeling techniques, fundamental analysis and risk management to select undervalued stocks for the fund. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the Russell 2000® Value Index (Russell 2000 Value).

In selecting securities, Dreyfus uses a computer model to identify and rank undervalued stocks. Undervalued stocks are normally characterized by relatively low price-to-earnings and low price-to-book ratios. The model analyzes how a stock is priced relative to its perceived intrinsic value.

Next, based on fundamental analysis, Dreyfus generally selects the most attractive of the higher ranked securities, drawing on a variety of sources, including internal as well as Wall Street research, and company management.

Then the portfolio is constructed so that its sector weightings and risk characteristics are generally similar to those of the Russell 2000 Value.

The fund may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, or as part of a hedging strategy.

Concepts to understand

Small companies: generally new and often entrepreneurial companies with market capitalizations ranging between $100 million and $3 billion at the time of purchase. This range may fluctuate depending on changes in the value of the stock market as a whole. Small companies tend to grow faster than larger companies, but frequently are more volatile, more vulnerable to major setbacks and have a higher failure rate than larger companies.

Computer model: a proprietary model that evaluates and ranks a large universe of stocks. The model screens each stock for relative attractiveness within its economic sector and industry. Dreyfus reviews each of the screens on a regular basis and maintains the flexibility to adapt the screening criteria to changes in market conditions.

Russell 2000 Value: an unmanaged index of small-cap value stock performance.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Small company risk.* Small companies carry additional risks because their operating histories tend to be more limited, their earnings and revenues less predictable (and some companies may be experiencing significant losses), and their share prices more volatile than those of larger, more established companies. The shares of smaller companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of smaller companies' securities and the fund's ability to sell them when the portfolio manager deems it appropriate. These companies may have limited product lines, markets and/or financial resources, or may depend on a limited management group. Some of the fund's investments will rise and fall based on investor perception rather than economic factors. Other investments, including special situations, are made in anticipation of future products and services or events whose delay or cancellation could cause the stock price to drop.

- *Value stock risk.* Value stocks involve the risk that they may never reach what the portfolio manager believes is their full market value, either because the market fails to recognize the stock's intrinsic worth, or the portfolio manager misgauged that worth. They also may decline in price even though in theory they are already undervalued. Because different types of stocks tend to shift in and out of favor depending on market and economic conditions, the fund's performance may sometimes be lower or higher than that of other types of funds (such as those emphasizing growth stocks).

- *Stock selection risk.* Although the fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the Russell 2000 Value, the fund holds fewer securities than the index. Owning fewer securities and the ability to purchase companies not listed in the index can cause the fund to underperform the index.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political and economic instability and differing auditing and legal standards.

- *Foreign currency risk.* Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged.

- *Derivatives risk.* The fund may invest in derivative instruments, such as options, futures and options on futures (including those relating to stocks, indexes and foreign currencies). A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the fund's other investments.

- *IPO risk.* The fund may purchase securities of companies in initial public offerings (IPOs). The prices of securities purchased in IPOs can be very volatile. The effect of IPOs on the fund's performance depends on a variety of factors, including the number of IPOs the fund invests in relative to the size of the fund and whether and to what extent a security purchased in an IPO appreciates or depreciates in value. As a fund's asset base increases, IPOs often have a diminished effect on such fund's performance.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

At times, the fund may engage in short-term trading, which could produce higher transaction costs and taxable distributions, and lower the fund's after-tax performance.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the fund's share classes to those of the Russell 2000 Value, a widely recognized, unmanaged index of small-cap value stock performance. The returns shown in the table reflect any applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Performance on each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*			
Share class/ Inception date	1 Year	5 Year	Since inception
Class A (4/1/98) *returns before taxes*	**18.16%**	**15.68%**	**9.20%**
Class A *returns after taxes on distributions*	**16.41%**	**14.99%**	**8.69%**
Class A *returns after taxes on distributions and sale of fund shares*	**12.18%**	**13.43%**	**7.79%**
Class B (4/1/98) *returns before taxes*	**20.66%**	**15.99%**	**9.43%***
Class C (4/1/98) *returns before taxes*	**23.50%**	**16.18%**	**9.36%**
Class R (4/1/98) *returns before taxes*	**25.71%**	**17.35%**	**10.45%**
Class T (3/1/00) *returns before taxes*	**19.46%**	**–**	**17.54%**
Russell 2000 Value *reflects no deduction for fees, expenses or taxes*	**22.25%**	**17.23%**	**9.83%****

* *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *Based on the life of Class A, Class B, Class C and Class R. For comparative purposes, the value of the index on 3/31/98 is used as the beginning value on 4/1/98.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



Year-by-year total returns *as of 12/31 each year (%)*
Class A shares

47.36
25.34
15.49
9.08
-4.72
-5.60

95 96 97 98 99 00 01 02 03 04

Best Quarter: Q2 '03   **+25.36%**
Worst Quarter: Q3 '02   **-19.37%**



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.25	1.25	1.25	1.25	1.25
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	**1.50**	**2.25**	**2.25**	**1.25**	**1.75**

* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$719	$1,022	$1,346	$2,263
Class B				
with redemption	$628	$1,003	$1,405	$2,223**
without redemption	$228	$703	$1,205	$2,223**
Class C				
with redemption	$328	$703	$1,205	$2,585
without redemption	$228	$703	$1,205	$2,585
Class R	$127	$397	$686	$1,511
Class T	$620	$976	$1,356	$2,420

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 1.25% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund is managed by Mark Sikorski. Mr. Sikorski has been employed by Dreyfus as a portfolio manager since October 1996 and has been a primary portfolio manager of the fund since June 2002. He is also a vice president of Mellon Equity Associates, LLP, an affiliate of Dreyfus, which he joined in 1996.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's pre-clearance and disclosure procedures. Its primary purpose is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

		Year Ended October 31,				
Class A		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		17.43	12.32	12.11	11.75	10.63
Investment operations:	Investment income − net[1]	.03	.04	.05	.10	.06
	Net realized and unrealized gain (loss) on investments	3.50	5.07	.25	.32	1.06
Total from investment operations		3.53	5.11	.30	.42	1.12
Distributions:	Dividends from investment income − net	−	−	(.06)	(.06)	−
	Dividends from net realized gain on investments	(.77)	−	(.03)	−	−
Total distributions		(.77)	−	(.09)	(.06)	−
Net asset value, end of period		20.19	17.43	12.32	12.11	11.75
Total Return (%)[2]		20.86	41.48	2.47	3.55	10.54
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.50	1.50	1.50	1.51	1.50
Ratio of net investment income to average net assets		.16	.27	.33	.82	.59
Portfolio turnover rate		136.35	147.81	95.03	112.09	101.02
Net assets, end of period ($ x 1,000)		116,828	17,901	8,260	4,574	4,392

[1] Based on average shares outstanding at each month end.

[2] Exclusive of sales charge.

Class B		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		16.91	12.04	11.89	11.56	10.54
Investment operations:	Investment income (loss) − net[1]	(.13)	(.06)	(.06)	.00[2]	(.02)
	Net realized and unrealized gain (loss) on investments	3.43	4.93	.26	.33	1.04
Total from investment operations		3.30	4.87	.20	.33	1.02
Distributions:	Dividends from investment income − net	−	−	(.02)	−	−
	Dividends from net realized gain on investments	(.77)	−	(.03)	−	−
Total distributions		(.77)	−	(.05)	−	−
Net asset value, end of period		19.44	16.91	12.04	11.89	11.56
Total Return (%)[3]		20.18	40.45	1.69	2.85	9.68
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.25	2.25	2.25	2.27	2.25
Ratio of net investment income (loss) to average net assets		(.73)	(.45)	(.44)	.03	(.15)
Portfolio turnover rate		136.35	147.81	95.03	112.09	101.02
Net assets, end of period ($ x 1,000)		23,897	19,519	12,804	6,591	1,658

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

Class C		*Year Ended October 31,*				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		16.94	12.06	11.90	11.57	10.55
Investment operations:	Investment income (loss) – net[1]	(.12)	(.06)	(.06)	.01	(.02)
	Net realized and unrealized gain (loss) on investments	3.41	4.94	.25	.32	1.04
Total from investment operations		3.29	4.88	.19	.33	1.02
Distributions:	Dividends from net realized gain on investments	(.77)	–	(.03)	–	–
Net asset value, end of period		19.46	16.94	12.06	11.90	11.57
Total Return (%)[2]		20.02	40.46	1.61	2.85	9.67
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.25	2.25	2.25	2.27	2.25
Ratio of net investment income (loss) to average net assets		(.63)	(.45)	(.44)	.05	(.17)
Portfolio turnover rate		136.35	147.81	95.03	112.09	101.02
Net assets, end of period ($ x 1,000)		26,828	6,598	4,996	2,012	1,014

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

		Year Ended October 31,				
Class R		**2004**	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		17.54	12.36	12.17	11.80	10.65
Investment operations:	Investment income – net[1]	.10	.08	.08	.14	.09
	Net realized and unrealized gain (loss) on investments	3.52	5.10	.25	.32	1.06
Total from investment operations		3.62	5.18	.33	.46	1.15
Distributions:	Dividends from investment income – net	–	–	(.11)	(.09)	–
	Dividends from net realized gain on investments	(.77)	–	(.03)	–	–
Total distributions		(.77)	–	(.14)	(.09)	–
Net asset value, end of period		20.39	17.54	12.36	12.17	11.80
Total Return (%)		21.26	41.91	2.64	3.88	10.80
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.25	1.25	1.25	1.26	1.25
Ratio of net investment income to average net assets		.58	.55	.58	1.07	.84
Portfolio turnover rate		136.35	147.81	95.03	112.09	101.02
Net assets, end of period ($ x 1,000)		15,740	1,998	1,154	589	631

[1] *Based on average shares outstanding at each month end.*

Class T	*Year Ended October 31,*				
	2004	2003	2002	2001	2000[1]
Per-Share Data ($):					
Net asset value, beginning of period	17.30	12.25	12.10	11.72	10.34
Investment operations: Investment income (loss) − net[2]	(.02)	.00[3]	.01	.06	.02
Net realized and unrealized gain (loss) on investments	3.48	5.05	.25	.35	1.36
Total from investment operations	3.46	5.05	.26	.41	1.38
Distributions: Dividends from investment income − net	−	−	(.08)	(.03)	−
Dividends from net realized gain on investments	(.77)	−	(.03)	−	−
Total distributions	(.77)	−	(.11)	(.03)	−
Net asset value, end of period	19.99	17.30	12.25	12.10	11.72
Total Return (%)[4]	20.61	41.22	2.09	3.46	13.35[5]
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.75	1.75	1.75	1.77	1.17[5]
Ratio of net investment income (loss) to average net assets	(.12)	.00[6]	.05	.52	.21[5]
Portfolio turnover rate	136.35	147.81	95.03	112.09	101.02
Net assets, end of period ($ x 1,000)	3,282	795	225	48	1

[1] *From March 1, 2000 (commencement of initial offering) to October 31, 2000.*

[2] *Based on average shares outstanding at each month end.*

[3] *Amount represents less than $.01.*

[4] *Exclusive of sales charge.*

[5] *Not annualized.*

[6] *Amount represents less than .01%.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling or servicing shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your investment professional before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fees)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

· plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge

· qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

· plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential

· invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

· qualify for a reduced or waived sales charge

· are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's Statement of Additional Information (SAI).

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Founders Funds. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored, qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) at the end of the calendar quarter six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:

- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and unqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	$750	**no minimum**
Spousal IRAs	$750	**no minimum**
Roth IRAs	$750	**no minimum**
Education Savings Accounts	$500	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days /* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest and income distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain other foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1–800–554–4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, B or T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

In Writing

TO OPEN AN ACCOUNT

Complete the application.

Mail your application and a check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO ADD TO AN ACCOUNT

Fill out an investment slip, and write your account number on your check.

Mail the slip and the check to:
Name of Fund
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

TO SELL SHARES

Write a letter of instruction that includes:
• your name(s) and signature(s)
• your account number
• the fund name
• the share class
• the dollar amount you want to sell
• how and where to send the proceeds

Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").

Mail your request to:
The Dreyfus Family of Funds
P.O. Box 55268, Boston, MA 02205-8502
Attn: Institutional Processing

By Telephone

TO OPEN AN ACCOUNT

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Return your application with the account number on the application.

TO ADD TO AN ACCOUNT

Wire Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions:
• ABA# 011001234
• DDA# 044350
• the fund name
• the share class
• your account number
• name(s) of investor(s)
• dealer number if applicable

Electronic check Same as wire, but before your 14-digit account number insert "462" for Class A, "463" for Class B, "465" for Class C, "466" for Class R, or "567" for Class T

Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.

TO SELL SHARES

Wire Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.

Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.

Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

 Automatically

With an initial investment Indicate on your application which automatic service(s) you want. Return your application with your investment.

All services Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.

Dreyfus Automatic Withdrawal Plan Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more.

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number and fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone		**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your 14-digit account number insert "462" for Class A, "463" for Class B, "465" for Class C, "466" for Class R or "567" for Class T.	
Automatically		**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from:
http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Premier Small Cap Value Fund
A series of The Dreyfus/Laurel Funds, Inc.
SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com**.



0148P0305

Dreyfus Premier
Tax Managed Growth Fund

Seeks long-term capital appreciation while minimizing taxable gains and income
by investing in large-cap stocks and using a tax-managed strategy

PROSPECTUS March 1, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

Contents

The Fund

Your Investment

For More Information

See back cover.

Dreyfus Premier Tax Managed Growth Fund

Ticker Symbols **Class A: DTMGX**
Class B: DPTMX
Class C: DPTAX
Class R: n/a
Class T: DPMTX

The Fund



GOAL/APPROACH

The fund seeks long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. This objective may be changed without shareholder approval. To pursue its goal, the fund normally invests at least 80% of its assets in common stocks and employs a tax-managed strategy. The fund focuses on "blue chip" companies with market capitalizations exceeding $5 billion at the time of purchase, including multinational companies. The fund may invest up to 10% of its assets in foreign securities.

In choosing stocks, the fund first identifies economic sectors that it believes will expand over the next three to five years or longer. Using fundamental analysis, the fund then seeks companies within these sectors that have dominant positions in their industries and that have demonstrated sustained patterns of profitability, strong balance sheets, an expanding global presence and the potential to achieve predictable, above-average earnings growth. The fund is also alert to companies which it considers undervalued in terms of current earnings, assets or growth prospects.

The fund attempts to enhance after-tax returns by minimizing its annual taxable distributions to shareholders. To do so, the fund employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover rate of below 15%. The fund typically sells a stock when it believes there is a significant adverse change in a company's business fundamentals that may lead to a sustained impairment in earnings power.

Concepts to understand

Tax-managed strategy: an approach to managing a fund that seeks to reduce current tax liabilities. The fund seeks to minimize taxable distributions, particularly short-term capital gains and current income, which are taxed at a higher rate than long-term capital gains. For example, when selling securities, the fund generally will select those shares bought at the highest price to minimize capital gains. When this would produce short-term capital gains, however, the fund may sell those highest-cost shares with a long-term holding period.

Multinational companies: large, established, globally managed companies that manufacture and distribute their products and services throughout the world. These companies often have the resources to weather economic shifts, though they can be slower to innovate than small companies. They may be subject to the risks that are involved in investing in foreign securities.



MAIN RISKS

The fund's principal risks are discussed below. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Market risk.* The value of a security may decline due to general market conditions which are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They also may decline because of factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry.

- *Issuer risk.* The value of a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's products or services.

- *Blue chip risk.* By focusing on large-capitalization, high quality stocks, the fund may underperform its benchmark during periods when lower quality, smaller-capitalization companies are in favor.

- *Market sector risk.* The fund may significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those companies, industries or sectors.

- *Foreign investment risk.* To the extent the fund invests in foreign securities, its performance will be influenced by political, social and economic factors affecting investments in foreign companies. Special risks associated with investments in foreign companies include exposure to currency fluctuations, less liquidity, less developed or less efficient trading markets, lack of comprehensive company information, political instability and differing auditing and legal standards.

Other potential risks

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objectives.

The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the fund may experience delays in recovering the loaned securities or exercising its rights in the collateral.



PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the fund's Class A performance from year to year. Sales loads are not reflected in the bar chart; if they were, the returns shown would have been lower. The table compares the average annual total returns for the fund's Class A, B, C and T shares to those of the S&P 500 Index, a broad measure of large-cap stock performance. Sales loads are reflected in the performance table. All returns assume reinvestment of dividends and distributions. Of course, past performance is no guarantee of future results. Since Class R shares have less than one calendar year of performance, past performance information for Class R shares is not included in this part of the prospectus. Performance for each share class will vary from the performance of the fund's other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Average annual total returns *as of 12/31/04*

Share class/ inception date	1 Year	5 Years	Since inception
Class A (11/4/97) *returns before taxes*	-2.52%	-3.26%	2.97%
Class A *returns after taxes on distributions*	-2.70%	-3.32%	2.93%
Class A *returns after taxes on distributions and sale of fund shares*	-1.42%	-2.74%	2.56%
Class B (11/4/97) *returns before taxes*	-1.36%	-3.23%	3.18%*
Class C (11/4/97) *returns before taxes*	1.65%	-2.84%	3.05%
Class T (11/4/97) *returns before taxes*	-1.48%	-3.26%	2.90%
S&P 500 *reflects no deduction for fees, expenses or taxes*	10.87%	-2.30%	5.57%**

 * *Assumes conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.*

** *For comparative purposes, the value of the index on 10/31/97 is used as the beginning value on 11/4/97.*

What this fund is – and isn't

This fund is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this fund, but you also have the potential to make money.



Year-by-year total returns *as of 12/31 each year (%)*
Class A shares

95 96 97 98 99 00 01 02 03 04

29.14 10.58 -2.03 -9.43 -18.10 19.60 3.44

| Best Quarter: | Q4 '98 | +20.53% |
| Worst Quarter: | Q3 '02 | -15.00% |



EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Fee table

	Class A	Class B	Class C	Class R	Class T
Shareholder transaction fees *(fees paid from your account)*					
Maximum front-end sales charge on purchases *% of offering price*	5.75	none	none	none	4.50
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	none*	4.00	1.00	none	none*
Annual fund operating expenses *(expenses paid from fund assets)* *% of average daily net assets*					
Management fees	1.10	1.10	1.10	1.10	1.10
Rule 12b-1 fee	.25	1.00	1.00	none	.50
Other expenses	.00	.00	.00	.00	.00
Total	1.35	2.10	2.10	1.10	1.60

* *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	$705	$978	$1,272	$2,105
Class B				
with redemption	$613	$958	$1,329	$2,064**
without redemption	$213	$658	$1,129	$2,064**
Class C				
with redemption	$313	$658	$1,129	$2,431
without redemption	$213	$658	$1,129	$2,431
Class R	$112	$350	$606	$1,340
Class T	$605	$932	$1,282	$2,265

** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the fund. Unlike the arrangements between most investment advisers and their funds, Dreyfus pays all fund expenses except for brokerage fees, taxes, interest, fees and expenses of the independent directors, Rule 12b-1 fees and extraordinary expenses.

Rule 12b-1 fee: the fee paid out of fund assets (attributable to appropriate share classes) for distribution expenses and shareholder service. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.



MANAGEMENT

Investment advisers

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $157 billion in approximately 200 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 1.10% of the fund's average daily net assets. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company with approximately $4.0 trillion of assets under management, administration or custody, including approximately $707 billion under management. Mellon Financial provides financial services for institutions, corporations and individuals, offering institutional asset management, mutual funds, private wealth management, asset servicing, human resources services and treasury services. Mellon Financial is headquartered in Pittsburgh, Pennsylvania.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Dreyfus has engaged Fayez Sarofim & Co. (Sarofim & Co.), located at Two Houston Center, Suite 2907, Houston, Texas 77010, to serve as the fund's sub-investment adviser. Sarofim & Co., subject to Dreyfus' supervision and approval, provides investment advisory assistance and research and the day-to-day management of the fund's investments. Sarofim & Co. managed approximately $43.2 billion in assets, which include investment advisory services for four other registered investment companies having aggregate assets of approximately $6.6 billion as of December 31, 2004.

Fayez Sarofim, president and chairman of Sarofim & Co., has been the fund's primary portfolio manager since the fund's inception. Mr. Sarofim founded Fayez Sarofim & Co. in 1958.

In early 2004, two purported class and derivative actions were filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC, and certain directors of the Dreyfus funds and the Dreyfus Founders funds (together, the Funds). In September 2004, plaintiffs served a consolidated amended complaint (the Amended Complaint) on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named Dreyfus Service Corporation, Premier Mutual Fund Services, Inc. and two additional Fund directors as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Funds. Dreyfus believes the allegations to be totally without merit and intends to defend the action vigorously. Defendants filed motions to dismiss the amended complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Dreyfus' ability to perform its contract with the Funds.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker–dealer regulations, as periodically amended.

Code of ethics

The fund, Dreyfus, Sarofim & Co. and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The codes of ethics of Dreyfus and Sarofim & Co. restrict the personal securities transactions of Dreyfus' and Sarofim & Co.'s respective employees, and require portfolio managers and other investment personnel to comply with the relevant code's pre-clearance and disclosure procedures. The primary purpose of each code is to ensure that personal trading by Dreyfus or Sarofim & Co. employees does not disadvantage any fund managed by Dreyfus or Sarofim & Co., respectively.



FINANCIAL HIGHLIGHTS

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial high-lights have been audited by KPMG LLP, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

Class A		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		14.86	13.51	15.27	18.88	17.67
Investment operations:	Investment income − net[1]	.12	.10	.07	.05	.02
	Net realized and unrealized gain (loss) on investments	.40	1.25	(1.83)	(3.66)	1.19
Total from investment operations		.52	1.35	(1.76)	(3.61)	1.21
Distributions:	Dividends from investment income − net	(.12)	–	–	–	–
Net asset value, end of period		15.26	14.86	13.51	15.27	18.88
Total Return (%)[2]		3.48	9.99	(11.53)	(19.12)	6.85
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.35	1.35	1.35	1.35	1.35
Ratio of net investment income to average net assets		.77	.74	.44	.27	.10
Portfolio turnover rate		.72	3.51	7.25	3.56	4.21
Net assets, end of period ($ x 1,000)		91,759	80,401	68,183	70,431	89,166

[1] Based on average shares outstanding at each month end.

[2] Exclusive of sales charge.

Class B		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		14.22	13.03	14.83	18.48	17.43
Investment operations:	Investment income (loss) − net[1]	.00[2]	.00[2]	(.05)	(.08)	(.12)
	Net realized and unrealized gain (loss) on investments	.38	1.19	(1.75)	(3.57)	1.17
Total from investment operations		.38	1.19	(1.80)	(3.65)	1.05
Distributions:	Dividends from investment income − net	(.00)[2]	–	–	–	–
Net asset value, end of period		14.60	14.22	13.03	14.83	18.48
Total Return (%)[3]		2.77	9.13	(12.14)	(19.75)	6.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		2.10	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets		.02	.01	(.32)	(.48)	(.65)
Portfolio turnover rate		.72	3.51	7.25	3.56	4.21
Net assets, end of period ($ x 1,000)		102,007	142,689	146,118	182,073	227,555

[1] Based on average shares outstanding at each month end.

[2] Amount represents less than $.01 per share.

[3] Exclusive of sales charge.

		Year Ended October 31,			
Class C	**2004**	2003	2002	2001	2000
Per-Share Data ($):					
Net asset value, beginning of period	14.22	13.03	14.82	18.47	17.42
Investment operations: Investment income (loss) − net[1]	.00[2]	.00[2]	(.05)	(.08)	(.12)
Net realized and unrealized gain (loss) on investments	.38	1.19	(1.74)	(3.57)	1.17
Total from investment operations	.38	1.19	(1.79)	(3.65)	1.05
Distributions: Dividends from investment income − net	(.01)	−	−	−	−
Net asset value, end of period	14.59	14.22	13.03	14.82	18.47
Total Return (%)[3]	2.73	9.13	(12.08)	(19.76)	6.03
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.10	2.10	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets	.02	.01	(.31)	(.48)	(.64)
Portfolio turnover rate	.72	3.51	7.25	3.56	4.21
Net assets, end of period ($ x 1,000)	51,391	59,007	58,289	59,104	70,239

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*

	Period Ended October 31,
Class R	**2004**[1]
Per-Share Data ($):	
Net asset value, beginning of period	15.56
Investment operations: Investment income − net[2]	.06
Net realized and unrealized gain (loss) on investments	(.34)
Total from investment operations	(.28)
Net asset value, end of period	15.28
Total Return (%)[3]	(1.80)
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets[3]	.51
Ratio of net investment income to average net assets[3]	.41
Portfolio turnover rate	.72
Net assets, end of period ($ x 1,000)	1

[1] *From May 14, 2004 (commencement of initial offering) to October 31, 2004.*
[2] *Based on average shares outstanding at each month end.*
[3] *Not annualized.*

Class T		Year Ended October 31,				
		2004	2003	2002	2001	2000
Per-Share Data ($):						
Net asset value, beginning of period		14.64	13.36	15.12	18.75	17.60
Investment operations:	Investment income (loss) − net[1]	.08	.07	.03	.00[2]	(.03)
	Net realized and unrealized gain (loss) on investments	.39	1.21	(1.79)	(3.63)	1.18
Total from investment operations		.47	1.28	(1.76)	(3.63)	1.15
Distributions:	Dividends from investment income − net	(.07)	−	−	−	−
Net asset value, end of period		15.04	14.64	13.36	15.12	18.75
Total Return (%)[3]		3.25	9.58	(11.64)	(19.36)	6.53
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets		1.60	1.60	1.60	1.60	1.60
Ratio of net investment income (loss) to average net assets		.52	.51	.18	.02	(.14)
Portfolio turnover rate		.72	3.51	7.25	3.56	4.21
Net assets, end of period ($ x 1,000)		4,641	5,135	5,615	7,404	8,290

[1] *Based on average shares outstanding at each month end.*

[2] *Amount represents less than $.01 per share.*

[3] *Exclusive of sales charge.*

Your Investment



SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees for Class B and Class C shares have the same purpose as the front-end sales charge on sales of Class A and Class T shares: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions for selling shares.

Deciding which class of shares to buy

This prospectus offers Class A, B, C, T and R shares of the fund. The different classes represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A or Class T shares you generally pay an initial sales charge. Class A shares have lower ongoing Rule 12b-1 fees than Class B, Class C or Class T shares, and Class T shares have lower ongoing Rule 12b-1 fees than either Class B or Class C shares. Each class, except Class R shares, is subject to a Rule 12b-1 fee. Class R shares are available only to limited types of investors. Please see below for more information regarding the eligibility requirements.

A more complete description of each class follows. You should review these arrangements with your investment professional before determining which class to invest in.

	Class A	Class B	Class C	Class T	Class R
Initial sales charge	up to 5.75%	none	none	up to 4.50%	none
Ongoing distribution or service fee (Rule 12b-1 fee)	0.25%	1.00%	1.00%	0.50%	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	sliding scale over six years	1% on sale of shares held for one year or less	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	none
Conversion feature	no	yes	no	no	no
Recommended purchase maximum	none	$100,000	$1 million	$1 million	none

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class B and Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class R shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	5.75%	6.10%
$50,000 to $99,999	4.50%	4.70%
$100,000 to $249,999	3.50%	3.60%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Class T share considerations

When you invest in Class T shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

The initial sales charge on Class A is higher than that of Class T. Nevertheless, you are usually better off purchasing Class A shares rather than Class T shares if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fee on Class T may eventually exceed the initial sales charge differential
- invest at least $1 million, regardless of your investment horizon, because there is no initial sales charge at that level and Class A has a lower ongoing Rule 12b-1 fee

Since some of your investment goes to pay an up-front sales charge when you purchase Class T shares, you purchase fewer shares than you would with the same investment in Class B or Class C shares. Nevertheless, you should consider purchasing Class T shares, rather than Class B or Class C shares, and paying an up-front sales charge if you:

- qualify for a reduced or waived sales charge
- are unsure of your expected holding period

Class T sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.00%	2.00%
$500,000 to $999,999	1.50%	1.50%
$1 million or more *	none	none

* No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the fund's Statement of Additional Information (SAI).

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation*. You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Founders Funds. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent*. You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

Class A and Class T shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- employees participating in qualified or non-qualified employee benefit plans

- shareholders in Dreyfus-sponsored IRA rollover accounts funded with the proceeds from a Dreyfus-sponsored qualified retirement plan or Dreyfus-sponsored 403(b)(7) plan that invested all or a portion of its assets in the Dreyfus Family of Funds, certain funds advised by Founders Asset Management, LLC, or certain other products made available by the fund's distributor to such plans

Class B and Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class B or Class C shares buys more shares than the same investment would in Class A or Class T shares. However, you will pay higher ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A or Class T shares.

Due to availability of sales charge discounts for Class A and Class T shares and the higher ongoing fees for Class B and Class C shares, the fund will generally not accept a purchase order for Class B shares in the amount of $100,000 or more and will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $100,000 or more in Class B shares, and $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares sold within six years are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares convert to Class A shares (which are subject to a lower Rule 12b-1 fee) at the end of the calendar quarter six years after the date they were purchased. If you intend to hold your shares less than six years, Class C shares will generally be more economical than Class B shares.

Class C shares redeemed within one year are subject to a 1% CDSC. Unlike Class B shares, Class C shares will never convert to Class A shares. As a result, long-term Class C shareholders may pay higher ongoing Rule 12b-1 fees over the life of their investment.

Class R share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class R shares buys more shares than the same investment would in Class A or Class T shares. There is also no CDSC imposed on purchases of Class R shares, and you do not pay any ongoing service or distribution fees.

Class R shares may be purchased by:
- a bank trust department or other financial services provider acting on behalf of its customers having a qualified trust or investment account or relationship at such institution
- a custodian, trustee, investment manager or other entity authorized to act on behalf of a qualified or non-qualified employee benefit plan that has entered an agreement with the fund's distributor or a SEP-IRA

CDSC waivers

The CDSC on Class A, B, C and T shares may be waived in the following cases:
- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70 ½
- redemptions of Class B or Class C shares through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually
- redemptions from qualified and unqualified employee benefit plans

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. The fund's investments are valued on the basis of market quotations or official closing prices. If market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV), the fund may value those investments at fair value as determined in accordance with the procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Foreign securities may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (normally 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	$1,000	**$100; $500** *for Dreyfus TeleTransfer investments*
Traditional IRAs	$750	**no minimum**
Spousal IRAs	$750	**no minimum**
Roth IRAs	$750	**no minimum**
Education Savings Accounts	$500	**no minimum** *after the first year*

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. The fund's Class A and Class T shares are offered to the public at NAV plus a sales charge. Classes B, C and R are offered at NAV, but Classes B and C generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is accepted by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on shares you acquired by reinvesting your dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus/Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the selling agreements between the distributor and financial intermediaries include obligations to comply with all applicable federal and state securities laws and rules, regulations, requirements and conditions of all applicable regulatory and self-regulatory agencies or authorities. Moreover, the intermediaries agree that the fund's procedures relating to all orders and the handling thereof will be subject to the terms of the prospectus and the distributor's written instructions. In order to seek assurances that such intermediaries comply with rules and regulations, all intermediaries, including those whose trades occur through omnibus accounts, have been sent written reminders of their obligations under the selling agreements, specifically highlighting rules relating to late trading. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

Although these policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.



DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Distributions paid by the fund are subject to federal income tax, and may also be subject to state or local taxes (unless you are investing through a tax-advantaged retirement account). For federal tax purposes, in general, certain fund distributions, including interest income and distributions of short-term capital gains, are taxable to you as ordinary income. Other fund distributions, including dividends from U.S. companies and certain foreign companies and distributions of long-term capital gains, generally are taxable to you as qualified dividends and capital gains.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your redemption of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive upon redemption.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.



SERVICES FOR FUND INVESTORS

The third party through whom you purchased fund shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Founders-advised funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Founders-advised funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Exchange privilege

You can exchange shares worth $500 or more (no minimum for retirement accounts) from one class of the fund into the same class of another Dreyfus Premier fund or Founders-advised fund. You can also exchange Class T shares into Class A shares of certain Dreyfus Premier fixed-income funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A, Class B or Class T shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

 — In Writing ————————————————————————

Complete the application.	Fill out an investment slip, and write your account number on your check.	Write a letter of instruction that includes:
Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Mail the slip and the check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	• your name(s) and signature(s) • your account number • the fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds
		Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide – Selling Shares").
		Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing

 — By Telephone ————————————————————————

Wire Call us to request an account application and an account number. Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name(s) of investor(s) • dealer number if applicable	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
Return your application with the account number on the application.	**Electronic check** Same as wire, but before your account number insert "450" for Class A, "451" for Class B, "452" for Class C, "450" for Class R, or "453" for Class T.	**Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.**
Make checks payable to: **The Dreyfus Family of Funds.**

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

INSTRUCTIONS FOR **REGULAR ACCOUNTS** (continued)

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES

Online (www.dreyfus.com)

	Dreyfus TeleTransfer Request Dreyfus TeleTransfer on your application. Visit the Dreyfus website to request your transaction.	**Wire** Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank.
		Dreyfus TeleTransfer Visit the Dreyfus website to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check.
		Check Visit the Dreyfus website to request your transaction. A check will be sent to the address of record.

Automatically

| **With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment. | **All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. | **Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like.

Be sure to maintain an account balance of $5,000 or more. |

INSTRUCTIONS FOR **IRAS**

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing	Complete an IRA application, making sure to specify the fund name and to indicate the year the contribution is for. Mail your application and a check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Indicate the year the contribution is for. Mail the slip and the check to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing	Write a letter of instruction that includes: • your name and signature • your account number • the fund name • the share class • the dollar amount you want to sell • how and where to send the proceeds • whether the distribution is qualified or premature • whether the 10% TEFRA should be withheld Obtain a signature guarantee or other documentation, if required (see "Shareholder Guide — Selling Shares"). Mail your request to: The Dreyfus Trust Company, Custodian P.O. Box 55552, Boston, MA 02205-8568 Attn: Institutional Processing
By Telephone	—	**Wire** Have your bank send your investment to Mellon Trust of New England, N.A., with these instructions: • ABA# 011001234 • DDA# 044350 • the fund name • the share class • your account number • name of investor • the contribution year • dealer number if applicable **Electronic check** Same as wire, but before your account number insert "450" for Class A, "451" for Class B, "452" for Class C, "450" for Class R, or "453" for Class T.	—
Automatically	—	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials. All contributions will count as current year.	**Systematic Withdrawal Plan** Call us to request instructions to establish the plan.

For information and assistance, contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Trust Company, Custodian.**

NOTES

NOTES

NOTES

For More Information

Dreyfus Premier Tax Managed Growth Fund
A series of The Dreyfus/Laurel Funds, Inc.

SEC file number: 811-5270

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is on file with the Securities and Exchange Commission (SEC) and is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available (i) in the fund's SAI, and (ii) on the fund's website at **www.dreyfus.com**.

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-942-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



0149P0305

THE DREYFUS/LAUREL FUNDS, INC.
DREYFUS BASIC S&P 500 STOCK INDEX FUND
DREYFUS BOND MARKET INDEX FUND
(Investor Shares and BASIC Shares)
DREYFUS DISCIPLINED STOCK FUND
DREYFUS PREMIER BALANCED FUND
(Class A, Class B, Class C, Class R and Class T Shares)
DREYFUS PREMIER LARGE COMPANY STOCK FUND
(Class A, Class B, Class C, Class R and Class T Shares)
DREYFUS PREMIER LIMITED TERM INCOME FUND
(Class A, Class B, Class C and Class R Shares)
DREYFUS PREMIER MIDCAP STOCK FUND
(Class A, Class B, Class C, Class R and Class T Shares)
DREYFUS PREMIER SMALL CAP VALUE FUND
(Class A, Class B, Class C, Class R and Class T Shares)
DREYFUS PREMIER TAX MANAGED GROWTH FUND
(Class A, Class B, Class C, Class R and Class T Shares)

STATEMENT OF ADDITIONAL INFORMATION
MARCH 1, 2005

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus, each dated March 1, 2005, as it may be revised from time to time, of Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund and Dreyfus Premier Tax Managed Growth Fund, each a separate, diversified portfolio (each, a "Fund" and collectively, the "Funds") of The Dreyfus/Laurel Funds, Inc. (the "Company"), an open-end management investment company, that is registered with the Securities and Exchange Commission ("SEC"). To obtain a copy of the Prospectus for Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund or Dreyfus Disciplined Stock Fund, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit the Dreyfus.com website, or call one of the following numbers:

> Call Toll Free 1-800-645-6561
> In New York City – Call 1-718-895-1206
> Outside the U.S. – Call 516-794-5452

To obtain a copy of the Prospectus for Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund, or Dreyfus Premier Tax Managed

Growth Fund (collectively, the "Dreyfus Premier Funds"), please call your financial adviser or call 1-800-554-4611, visit the Dreyfus.com website, or write to the Fund at the above address.

The most recent Annual Report and Semi-Annual Report to Shareholders for each Fund are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying related notes and report of the independent registered public accounting firm appearing in the Annual Report are incorporated herein by reference.

TABLE OF CONTENTS

DESCRIPTION OF THE COMPANY AND FUNDS

The Company is a Maryland corporation formed on August 6, 1987. The Company is an open-end management investment company, known as a mutual fund, comprised of separate portfolios, including the Funds, each of which is treated as a separate fund. Each Fund is diversified, which means that, with respect to 75% of its total assets, the Fund will not invest more than 5% of its assets in the securities of any single issuer, nor hold more than 10% of the outstanding voting securities of any single issuer (other than, in each case, securities of other investment companies, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities).

The Dreyfus Corporation ("Dreyfus" or the "Manager") serves as each Fund's investment adviser. The Manager has engaged Fayez Sarofim & Co. ("Sarofim & Co." or the "Sub-Adviser") to serve as Dreyfus Premier Tax Managed Growth Fund's sub-investment adviser to provide day-to-day management of such Fund's investments, subject to the supervision of the Manager.

Dreyfus Service Corporation (the "Distributor") is the distributor of each Fund's shares.

Dreyfus BASIC S&P 500 Stock Index Fund ("S&P 500 Index Fund"). The Fund seeks to match the total return of the Standard & Poor's 500® Composite Stock Price Index ("S&P 500®"). The Fund normally invests at least 95% of its total assets in common stocks included in the S&P 500. The S&P 500 is composed of 500 common stocks, most of which are traded on the New York Stock Exchange ("NYSE"), chosen by Standard & Poor's Ratings Services ("Standard and Poor's"), a division of The McGraw-Hill Companies, Inc., to best capture the price performance of a large cross-section of the U.S. publicly traded stock market. The S&P 500 is structured to approximate the general distribution of industries in the U.S. economy. The inclusion of a stock in the S&P 500 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The 500 securities represent approximately 75% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted by its market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500. Component stocks included in the S&P 500 are chosen with the aim of achieving a distribution at the index level representative of the various components of the U.S. economy and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 may include foreign securities. "Standard & Poor's®," "S&P®," "S&P 500®," and "Standard & Poor's 500®," are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Company. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Fund. Standard & Poor's makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability if investing in securities generally or in the Fund particularly or the ability of the S&P 500 to track general stock market performance. To maintain liquidity, the Fund may invest up to 5% of its assets in U.S. Government securities, commercial paper, bank certificates of deposit, bank demand and time deposits, repurchase agreements, when-issued

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

transactions and variable amount master demand notes. See "Certain Portfolio Securities" below.

Dreyfus Bond Market Index Fund ("Bond Index Fund"). The Fund seeks to match the total return of the Lehman Brothers U.S. Aggregate Index ("U.S. Aggregate Index"). The U.S. Aggregate Index covers the U.S. investment grade fixed-rate bond market, including government and corporate securities, agency mortgage pass-through securities and asset-backed securities. The U.S. Aggregate Index covers those securities in the Lehman Brothers Government/Corporate Bond Index ("Government/Corporate Bond Index") plus those covered by the Lehman Brothers Mortgage-Backed Securities Index ("MBS Index") and the Lehman Brothers Asset-Backed Securities Index ("ABS Index"). The Government/Corporate Bond Index is composed of (i) all public obligations of the U.S. Government, its agencies and instrumentalities (excluding "flower" bonds and pass-through issues such as GNMA Certificates) and (ii) all publicly issued, fixed-rate, non-convertible, investment grade, dollar-denominated, SEC-registered obligations of domestic corporations, foreign governments and supranational organizations. The MBS Index covers all fixed-rate securities backed by mortgage pools of the Government National Mortgage Association ("GNMA"), Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA"). The ABS Index covers three subsectors – credit and charge cards, auto, and home equity loans – and includes pass-through, bullet, and controlled amortization structures. Prior to November 14, 1997, the Fund's investment objective was to seek to match the total return of the Government/Corporate Bond Index.

Dreyfus Disciplined Stock Fund ("Disciplined Stock Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500. The S&P 500 is composed of 500 common stocks, most of which are traded on the NYSE, chosen by Standard and Poor's to best capture the price performance of a large cross-section of the U.S. publicly traded stock market. The S&P 500 is structured to approximate the general distribution of industries in the U.S. economy. The inclusion of a stock in the S&P 500 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The 500 securities represent approximately 75% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted by its market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500. Component stocks included in the S&P 500 are chosen with the aim of achieving a distribution at the index level representative of the various components of the U.S. economy and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 may include foreign securities. The Fund may invest in money market instruments, including U.S. Government securities, repurchase agreements, bank obligations and commercial paper, to meet liquidity needs in amounts not generally expected to exceed 20% of the Fund's assets. See "Certain Portfolio Securities" below. Prior to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 500.

Dreyfus Premier Balanced Fund ("Balanced Fund"). The Fund seeks to outperform a hybrid index, 60% of which is the S&P 500 and 40% of which is the U.S. Aggregate Index. The S&P 500 is composed of 500 common stocks, most of which are traded on the NYSE, chosen by Standard and Poor's to best capture the price performance of a large cross-section of the U.S. publicly traded stock market. The S&P 500 is structured to approximate the general distribution of industries in the U.S. economy. The inclusion of a stock in the S&P 500 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The 500 securities represent approximately 75% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted by its market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500. Component stocks included in the S&P 500 are chosen with the aim of achieving a distribution at the index level representative of the various components of the U.S. economy and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 may include foreign securities. The U.S. Aggregate Index is an index established by Lehman Brothers, Inc. which includes fixed-rate debt issues rated investment grade by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's, or Fitch Ratings ("Fitch" and together with Moody's and Standard & Poor's, the "Rating Agencies"). All issues have at least one year to maturity and an outstanding par value of at least $100 million for U.S. Government issues and $25 million for all others. The U.S. Aggregate Index includes bonds with maturities of up to ten years. Prior to March 1, 2002, the Fund's investment objective was to outperform an unmanaged hybrid index, 60% of which was the S&P 500 and 40% of which was the Lehman Brothers Intermediate Government/Credit Bond Index.

Dreyfus Premier Large Company Stock Fund ("Large Company Stock Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the S&P 500. The S&P 500 is composed of 500 common stocks, most of which are traded on the NYSE, chosen by Standard and Poor's to best capture the price performance of a large cross-section of the U.S. publicly traded stock market. The S&P 500 is structured to approximate the general distribution of industries in the U.S. economy. The inclusion of a stock in the S&P 500 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The 500 securities represent approximately 75% of the market value of all U.S. common stocks. Each stock in the S&P 500 is weighted by its market capitalization. That is, each security is weighted by its total market value relative to the total market values of all the securities in the S&P 500. Component stocks included in the S&P 500 are chosen with the aim of achieving a distribution at the index level representative of the various components of the U.S. economy and therefore do not represent the 500 largest companies. Aggregate market value and trading activity are also considered in the selection process. A limited percentage of the S&P 500 may include foreign securities. Prior to January 16, 1998, the Fund's investment objective was to seek an above-average level of income along with moderate long-term growth of income and principal. From January 16, 1998 to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 500.

Dreyfus Premier Limited Term Income Fund ("Limited Term Income Fund"). The Fund seeks to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity.

Dreyfus Premier Midcap Stock Fund ("Midcap Stock Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the Standard & Poor's MidCap 400 Index® ("S&P 400"). The S&P 400 is composed of 400 domestic common stocks chosen by Standard & Poor's for market size, liquidity and industry group representation. It is a market-weighted index (stock price times shares outstanding), with each stock affecting the S&P 400 in proportion to its market value. The inclusion of a stock in the S&P 400 does not imply that Standard & Poor's believes the stock to be an attractive or appropriate investment. The S&P 400 was created by Standard & Poor's to capture the performance of the stocks that fall in the medium capitalization range. The medium capitalization range of stocks was defined, at the original time of screening, as between $1 billion and $15 billion in market value. Any medium capitalization stocks already included in the S&P 500 were excluded from candidacy for the S&P 400. Prior to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the S&P 400.

Dreyfus Premier Small Cap Value Fund ("Small Cap Value Fund"). The Fund seeks capital appreciation. The Fund seeks to manage risk by broadly diversifying among industries and by maintaining a risk profile generally similar to the Russell 2000® Value Index. The Russell 2000® Value Index is an unmanaged index of those companies in the Russell 2000® Index with lower price-to-book ratios and lower forecasted growth values. The Russell 2000® Index measures the performance of the 2,000 smallest companies in the Russell 3000® Index, which in turn measures the performance of the 3,000 largest publicly traded U.S. companies based on total market capitalization. Prior to October 1, 2004, the Fund's investment objective was to seek investment returns (consisting of capital appreciation and income) that are consistently superior to the Russell 2000® Value Index.

Dreyfus Premier Tax Managed Growth Fund ("Tax Managed Growth Fund"). The Fund seeks long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Fund employs a tax-managed strategy, focusing on "blue chip" companies with market capitalizations exceeding $5 billion.

Certain Portfolio Securities

The following information regarding the securities a Fund may purchase supplements (as noted) and should be read in conjunction with the relevant Fund's Prospectus.

American Depository Receipts ("ADRs") and New York Shares. (Balanced Fund, Disciplined Stock Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund). Each of these Funds may invest in U.S. dollar-denominated ADRs and, with respect to Large Company Stock Fund, Small Cap Value Fund and Tax Managed Growth Fund, New York Shares. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by

B-6

foreign companies. New York Shares are securities of foreign companies that are issued for trading in the United States. ADRs and New York Shares are traded in the United States on national securities exchanges or in the over-the-counter market. Investment in securities of foreign issuers presents certain risks, including those resulting from adverse political and economic developments and the imposition of foreign governmental laws or restrictions. See "Foreign Securities."

Government Obligations. (All Funds) Each Fund may invest in a variety of U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance: (a) U.S. Treasury bills have a maturity of one year or less, (b) U.S. Treasury notes have maturities of one to ten years, and (c) U.S. Treasury bonds generally have maturities of greater than ten years.

In addition to U.S. Treasury obligations, each Fund may invest in obligations issued or guaranteed by U.S. Government agencies and instrumentalities that are supported by any of the following: (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Treasury, (c) the discretionary authority of the U.S. Treasury to lend to such Government agency or instrumentality, or (d) the credit of the instrumentality. (Examples of agencies and instrumentalities are: Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Federal Home Loan Banks, General Services Administration, Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Inter-American Development Bank, Asian-American Development Bank, Student Loan Marketing Association, International Bank for Reconstruction and Development, Small Business Administration and Fannie Mae). No assurance can be given that the U.S. Government will provide financial support to the agencies or instrumentalities described in (b), (c) and (d) in the future, other than as set forth above, since it is not obligated to do so by law.

Inflation-Indexed Bonds. (Limited Term Income Fund) The Fund may invest in inflation-indexed bonds, which are fixed-income securities whose value is periodically adjusted according to the rate of inflation. Two structures are common. The U.S. Treasury and some other issuers utilize a structure that accrues inflation into the principal value of the bond. Most other issuers pay out the Consumer Price Index ("CPI") accruals as part of a semiannual coupon.

Inflation-indexed securities issued by the U.S. Treasury have varying maturities and pay interest on a semi-annual basis equal to a fixed percentage of the inflation-adjusted principal amount. If the periodic adjustment rate measuring inflation falls, the principal value of inflation indexed bonds will be adjusted downward, and consequently the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. Repayment of the original bond principal upon maturity (as adjusted for inflation) is guaranteed in the case of U.S. Treasury inflation-indexed bonds, even during a period of deflation. However, the current market value of the bonds is not guaranteed and will fluctuate. The Fund also may invest in other inflation-related bonds which may or may not provide a similar guarantee. If a guarantee of principal is not provided, the adjusted principal value of the bond repaid at maturity may be less than the original principal amount.

The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. Therefore, if the rate of inflation rises at a faster rate than nominal interest rates, real interest rates might decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates might rise, leading to a decrease in value of inflation-indexed bonds. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income, even though investors do not receive their principal until maturity.

While these securities are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these securities may not be protected to the extent that the increase is not reflected in the bond's inflation measure.

The periodic adjustment of U.S. inflation-indexed bonds is tied to the Consumer Price Index for Urban Consumers ("CPI-U"), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of changes in the cost of living, made up of components such as housing, food, transportation and energy. Inflation-indexed bonds issued by a foreign government are generally adjusted to reflect a comparable inflation index calculated by that government. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States.

Repurchase Agreements. (S&P 500 Index Fund, Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, and Small Cap Value Fund). Each of these Funds may enter into repurchase agreements with U.S. Government securities dealers recognized by the Federal Reserve Board, with member banks of the Federal Reserve System, or with such other brokers or dealers that meet the respective Fund's credit guidelines. This technique offers a method of earning income on idle cash. In a repurchase agreement, the Fund buys a security from a seller that has agreed to repurchase the same security at a mutually agreed upon date and price. The Fund's resale price will be in excess of the purchase price, reflecting an agreed upon interest rate. This interest rate is effective for the period of time the Fund is invested in the agreement and is not related to the coupon rate on the underlying security. Repurchase agreements may also be viewed as a fully collateralized loan of money by the Fund to the seller. The period of these repurchase agreements will usually be short, from overnight to one week, and at no time will a Fund invest in repurchase agreements for more than one year. The Fund will always receive as collateral securities whose market value including accrued interest is, and during the entire term of the agreement remains, at least equal to 100% of the dollar amount invested by the Fund in each agreement, including interest, and the Fund will make payment for such securities only upon physical delivery or upon evidence of book entry transfer to the account of the custodian. If the seller defaults, the Fund might incur a loss if the value of the collateral securing the repurchase agreement declines and might incur disposition costs in connection with liquidating the collateral. In addition, if

B-8

bankruptcy proceedings are commenced with respect to the seller of a security which is the subject of a repurchase agreement, realization upon the collateral by the Fund may be delayed or limited. Each Fund seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligors under repurchase agreements, in accordance with the Fund's credit guidelines.

Commercial Paper. (All Funds). Each Fund may invest in commercial paper. These instruments are short-term obligations issued by banks and corporations that have maturities ranging from two to 270 days. Each instrument may be backed only by the credit of the issuer or may be backed by some form of credit enhancement, typically in the form of a guarantee by a commercial bank. Commercial paper backed by guarantees of foreign banks may involve additional risk due to the difficulty of obtaining and enforcing judgments against such banks and the generally less restrictive regulations to which such banks are subject. A Fund will only invest in commercial paper of U.S. and foreign companies rated at the time of purchase at least A-1 by Standard & Poor's, Prime-1 by Moody's and F1 by Fitch.

Bank Instruments. (All Funds). Each Fund may purchase bankers' acceptances, certificates of deposit, time deposits, and other short-term obligations issued by domestic banks, foreign subsidiaries or foreign branches of domestic banks, domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. Included among such obligations, except with respect to the S&P 500 Index Fund, are Eurodollar certificates of deposit ("ECDs"), Eurodollar time deposits ("ETDs") and Yankee Dollar certificates of deposit ("Yankee CDs"). ECDs are U.S. dollar-denominated certificates of deposit issued by foreign branches of domestic banks. ETDs are U.S. dollar-denominated time deposits in a foreign branch of a U.S. bank or a foreign bank. Yankee CDs are certificates of deposit issued by a U.S. branch of a foreign bank denominated in U.S. dollars and held in the United States. The Fund may also invest in Eurodollar bonds and notes, which are obligations that pay principal and interest in U.S. dollars held in banks outside the United States, primarily in Europe. All of these obligations are subject to somewhat different risks than are the obligations of domestic banks or issuers in the United States. See "Foreign Securities."

Foreign Securities. (Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund, and to a limited extent, S&P 500 Index Fund). Each of these Funds may purchase securities of foreign issuers and may invest in foreign currencies and obligations of foreign branches of domestic banks and domestic branches of foreign banks. Investment in foreign currencies, securities and obligations presents certain risks, including those resulting from fluctuations in currency exchange rates, revaluation of currencies, adverse political and economic developments, the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, reduced availability of public information concerning issuers, and the fact that foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to domestic issuers. Moreover, securities of many foreign issuers may be less liquid and their prices more volatile than those of comparable domestic issuers. In addition, with respect to certain foreign countries, there is the possibility of expropriation, confiscatory taxation and limitations on the use or removal of funds or other assets of the Fund, including withholding of dividends. Foreign securities may be subject to foreign government taxes that would reduce the return on such securities. Foreign securities held by the Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when Fund shareholders may not be able to buy or sell Fund shares.

Securities of Emerging Markets Issuers. (Limited Term Income Fund) The Fund may invest in companies, the ratings of which correspond with the ratings of other permissible Fund investments, whose principal activities are in, or governments of, emerging markets. Emerging markets will include any countries (i) having an "emerging stock market" as defined by the International Finance Corporation; (ii) with low- to middle-income economies according to the World Bank; or (iii) listed in World Bank publications as developing. Currently, the countries not included in these categories are Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Spain, Sweden, Switzerland, the United Kingdom and the United States. Issuers whose principal activities are in countries with emerging markets include issuers: (1) organized under the laws of, (2) whose securities have their primary trading market in, (3) deriving at least 50% of their revenues or profits from goods sold, investments made, or services performed in, or (4) having at least 50% of their assets located in a country with, an emerging market. In emerging markets, the Fund may purchase debt securities issued or guaranteed by foreign governments, including participation in loans between foreign governments and financial institutions, and interests in entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued or guaranteed by foreign governments ("Sovereign Debt Obligations"). These include Brady Bonds, Structured Securities, and Loan Participations and Assignments (as defined below).

Brady Bonds -- Brady Bonds are debt obligations created through the exchange of existing commercial bank loans to foreign entities for new obligations in connection with debt restructurings under a plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady.

Brady Bonds have been issued only relatively recently, and, accordingly, do not have a long payment history. They may be collateralized or uncollateralized and issued in various currencies (although most are U.S. dollar-denominated). They are actively traded in the over-the counter secondary market.

Collateralized Brady Bonds may be fixed rate par bonds or floating rate discount bonds, which are generally collateralized in full as to principal due at maturity by U.S. Treasury zero coupon obligations which have the same maturity as the Brady Bonds. Interest payments on these Brady Bonds generally are collateralized by cash or securities in an amount that, in the case of fixed rate bonds, is equal to at least one year of rolling interest payments or, in the case of floating rate bonds, initially is equal to at least one year's rolling interest payments based on the applicable interest rate at that time and is adjusted at regular intervals thereafter. Certain Brady Bonds are entitled to "value recovery payments" in certain circumstances, which in effect constitute supplemental interest payments but generally are not collateralized. Brady Bonds are often viewed as having three or four valuation components: (i) the collateralized repayment of principal at final maturity; (ii) the collateralized interest payments; (iii) the uncollateralized

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

interest payments; and (iv) any uncollateralized repayment of principal at maturity (these uncollateralized amounts constitute the "residual risk"). In the event of a default with respect to Collateralized Brady Bonds as a result of which the payment obligations of the issuer are accelerated, the U.S. Treasury zero coupon obligations held as collateral for the payment of principal will not be distributed to investors, nor will such obligations be sold and the proceeds distributed. The collateral will be held by the collateral agent to the scheduled maturity of the defaulted Brady Bonds, which will continue to be outstanding, at which time the face amount of the collateral will equal the principal payments which would have then been due on the Brady Bonds in the normal course. In addition, in light of the residual risk of Brady Bonds and, among other factors, the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds, investments in Brady Bonds are to be viewed as speculative.

Structured Securities -- Structured Securities are interests in entities organized and operated solely for the purpose of restructuring the investment characteristics of Sovereign Debt Obligations. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, of specified instruments (such as commercial bank loans or Brady Bonds) and the issuance by that entity of one or more classes of securities ("Structured Securities") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly-issued Structured Securities to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to Structured Securities is dependent on the extent of the cash flow on the underlying instruments. Because Structured Securities of the type in which the Fund anticipates it will invest typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments.

The Fund is permitted to invest in a class of Structured Securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated Structured Securities typically have higher yields and present greater risks than unsubordinated Structured Securities. Certain issuers of Structured Securities may be deemed to be "investment companies" as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). As a result, the Fund's investment in these Structured Securities may be limited by the restrictions contained in the 1940 Act. See "Investment Companies" below.

Loan Participations and Assignments -- The Fund may invest in fixed and floating rate loans ("Loans") arranged through private negotiations between an issuer of Sovereign Debt Obligations and one or more financial institutions ("Lenders"). The Fund's investments in Loans are expected in most instances to be in the form of participations in Loans ("Participations") and assignments of all or a portion of Loans ("Assignments") from third parties. The government that is the borrower on the Loan will be considered by the Fund to be the issuer of a Participation or Assignment. The Fund's investment in Participations typically will result in the Fund having a contractual relationship only with the Lender and not with the borrower. The Fund will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and only upon receipt by the Lender of the payments from the borrower. In connection with purchasing Participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loan, nor any rights of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the Loan in which it has purchased the Participation. As a result, the Fund may be subject to the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Fund may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower. Certain Participations may be structured in a manner designed to avoid purchasers of Participations being subject to the credit risk of the Lender with respect to the Participation, but even under such a structure, in the event of the Lender's insolvency, the Lender's servicing of the Participation may be delayed and the assignability of the Participation impaired. The Fund will acquire Participations only if the Lender interpositioned between the Fund and the borrower is a Lender having total assets of more than $25 billion and whose senior unsecured debt is rated investment grade or higher (i.e., Baa/BBB or higher).

When the Fund purchases Assignments from Lenders it will acquire direct rights against the borrower on the Loan. Because Assignments are arranged through private negotiations between potential assignees and potential assignors, however, the rights and obligations acquired by the Fund as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender. The assignability of certain Sovereign Debt Obligations is restricted by the governing documentation as to the nature of the assignee, such that the only way in which the Fund may acquire an interest in a Loan is through a Participation and not an Assignment. The Fund may have difficulty disposing of Assignments and Participations because to do so it will have to assign such securities to a third party. Because there is no established secondary market for such securities, the Fund anticipates that such securities could be sold only to a limited number of institutional investors. The lack of an established secondary market may have an adverse impact on the value of such securities and the Fund's ability to dispose of particular Assignments or Participations when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the borrower. The lack of an established secondary market for Assignments and Participations also may make it more difficult for the Fund to assign a value to these securities for purposes of valuing the Fund's portfolio and calculating its net asset value. The Fund may not invest more than 15% of the value of its net assets in Loan Participations and Assignments that are illiquid, and in other illiquid securities.

Investing in Sovereign Debt Obligations of Emerging Market Countries. (Limited Term Income Fund) No established secondary markets may exist for many of the Sovereign Debt Obligations in which the Fund will invest. Reduced secondary market liquidity may have an adverse effect on the market price and the Fund's ability to dispose of particular instruments when necessary to meet its liquidity requirements or in response to specific economic events such as a deterioration in the creditworthiness of the issuer. Reduced secondary market liquidity for certain Sovereign Debt Obligations also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing its portfolio. Market quotations are generally available on many Sovereign Debt Obligations only from a limited number of dealers and may not necessarily represent firm bids of those dealers or prices for actual sales. The Sovereign Debt Obligations in which the Fund will invest in most cases pertain to countries that are among the world's largest debtors to commercial banks, foreign governments, international financial organizations and other financial institutions. In recent years, the governments of some of these countries have encountered difficulties in servicing their external debt obligations, which led to defaults on certain obligations and the restructuring of certain indebtedness. Restructuring arrangements have included, among other things, reducing and rescheduling interest and principal payments by negotiating new or amended credit agreements or converting outstanding principal and unpaid interest to Brady Bonds, and obtaining new credit to finance interest payments. Certain governments have not been able to make payments of interest on or principal of Sovereign Debt Obligations as those payments have come due. Obligations arising from past restructuring agreements may affect the economic performance and political and social stability of those issuers.

The Fund is permitted to invest in Sovereign Debt Obligations that are not current in the payment of interest or principal or are in default, so long as Dreyfus believes it to be consistent with the Fund's investment objective. The Fund may have limited legal recourse in the event of a default with respect to certain Sovereign Debt Obligations it holds. Bankruptcy, moratorium and other similar laws applicable to issuers of Sovereign Debt Obligations may be substantially different from those applicable to issuers of private debt obligations. The political context, expressed as the willingness of an issuer of Sovereign Debt Obligations to meet the terms of the debt obligation, for example, is of considerable importance. In addition, no assurance can be given that the holders of commercial bank debt will not contest payments to the holders of securities issued by foreign governments in the event of default under commercial bank loan agreements.

The ability of governments to make timely payments on their obligations is likely to be influenced strongly by the issuer's balance of payments, including export performance, and its access to international credits and investments. A country whose exports are concentrated in a few commodities could be vulnerable to a decline in the international prices of one or more of those commodities. Increased protectionism on the part of a country's trading partners also could adversely affect the country's exports and diminish its trade account surplus, if any. To the extent that a country receives payment for its exports in currencies other than dollars, its ability to make debt payments denominated in dollars could be adversely affected.

To the extent that a country develops a trade deficit, it will need to depend on continuing loans from foreign governments, multilateral organizations or private commercial banks, aid payments from foreign governments and on inflows of foreign investment. The access of a country to these forms of external funding may not be certain, and a withdrawal of external funding could adversely affect the capacity of a government to make payments on its obligations. In addition, the cost of servicing debt obligations can be affected by a change in international interest rates since the majority of these obligations carry interest rates that are adjusted periodically based upon international rates.

Another factor bearing on the ability of a country to repay Sovereign Debt Obligations is the level of the country's international reserves. Fluctuations in the level of these reserves can affect the amount of foreign exchange readily available for external debt payments and, thus, could have a bearing on the capacity of the country to make payments on its Sovereign Debt Obligations.

Expropriation, confiscatory taxation, nationalization, political, economic or social instability or other similar developments, such as military coups, have occurred in the past in countries in which the Fund will invest and could adversely affect the Fund's assets should these conditions or events recur.

Foreign investment in certain Sovereign Debt Obligations is restricted or controlled to varying degrees. These restrictions or controls at times may limit or preclude foreign investment in certain Sovereign Debt Obligations and increase the costs and expenses of the Fund. Certain countries in which the Fund will invest require governmental approval prior to investment by foreign persons, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors.

Certain countries other than those on which the Fund initially will focus its investments may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors. In addition, if a deterioration occurs in a country's balance of payments, the country could impose temporary restrictions on foreign capital remittances. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation of capital, as well as by the application to the Fund of any restrictions on investments. Investing in local markets may require the Fund to adopt special procedures, seek local government approvals or take other actions, each of which may involve additional costs to the Fund.

Discount Obligations. (Limited Term Income Fund) A significant portion of the Fund's investments may be in (i) securities (including most Brady Bonds) which were initially issued at a discount from their face value (collectively, "Discount Obligations") and (ii) securities purchased by the Fund at a price less than their stated face amount or, in the case of Discount Obligations, at a price less than their issue price plus the portion of "original issue discount" previously accrued thereon, i.e., purchased at a "market discount." The amount of original issue discount and/or market discount on obligations purchased by the Fund may be significant, and accretion of market discount together with original issue discount, will cause the Fund to realize income prior to the receipt of cash payments with respect to these securities. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.

Illiquid Securities. (All Funds). Each Fund may invest up to 15% of the value of its net assets in illiquid securities, including time deposits and, except with respect to the Tax Managed Growth Fund, repurchase agreements having maturities longer than seven days. Securities that have readily available market quotations are not deemed illiquid for purposes of this limitation (irrespective of any legal or contractual restrictions on resale). The Fund may invest in commercial obligations issued in reliance on the so-called "private placement" exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2) paper"). The Fund may also purchase securities that are not registered under the Securities Act of 1933, as amended, but that can be sold to qualified institutional buyers in accordance with Rule 144A under that Act ("Rule 144A securities"). Liquidity determinations with respect to Section 4(2) paper and Rule 144A securities will be made by the Company's Board of Directors (the "Board" or "Directors" or "Board of Directors") or by the Manager pursuant to guidelines established by the Board of Directors. The Board or the Manager will consider availability of reliable price information and other relevant information in making such determinations. Section 4(2) paper is restricted as to disposition under the federal securities laws, and generally is sold to institutional investors, such as the Funds, that agree that they are purchasing the paper for investment and not with a view to public distribution. Any resale by the purchaser must be pursuant to registration or an exemption therefrom. Section 4(2) paper normally is resold to other institutional investors like the Funds through or with the assistance of the issuer or investment dealers who make a market in the Section 4(2) paper, thus providing liquidity. Rule 144A securities generally must be sold to other qualified institutional buyers. If a particular investment in Section 4(2) paper or Rule 144A securities is not determined to be liquid, that investment will be included within the percentage limitation on investment in illiquid securities. Investing in Rule 144A securities could have the effect of increasing the level of Fund illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities from a Fund or other holders.

Preferred Stock. (Balanced Fund, Small Cap Value Fund and Tax Managed Growth Fund). Each of these Funds may purchase preferred stock, which is a class of capital stock that typically pays dividends at a specified rate. Preferred stock is generally senior to common stock, but subordinate to debt securities, with respect to the payment of dividends and on liquidation of the issuer. In general, the market value of preferred stock is its "investment value," or its value as a fixed-income security. Accordingly, the market value of preferred stock generally increases when interest rates decline and decreases when interest rates rise, but, as with debt securities, is also affected by the issuer's ability to make payments on the preferred stock. While most preferred stocks pay a dividend, a Fund may purchase preferred stock where the issuer has omitted, or is in danger of omitting, payment of its dividend. Such investments would be made primarily for their capital appreciation potential.

Convertible Securities. (Balanced Fund, Small Cap Value Fund and Tax Managed Growth Fund). Each of these Funds may purchase convertible securities. Convertible securities may be converted at either a stated price or stated rate into underlying shares of common stock. Convertible securities have characteristics similar to both fixed-income and equity securities. Convertible securities generally are subordinated to other similar but non-convertible securities of the same issuer, although convertible bonds, as corporate debt obligations, enjoy seniority in right of payment to all equity securities, and convertible preferred stock is senior to common stock, of the same issuer. Because of the subordination feature, however, convertible securities typically have lower ratings than similar non-convertible securities.

Although to a lesser extent than with fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock. While no securities investments are without risk, investments in convertible securities generally entail less risk than investments in common stock of the same issuer.

Convertible securities provide for a stable stream of income with generally higher yields than common stocks, but there can be no assurance of current income because the issuers of the convertible securities may default on their obligations. A convertible security, in addition to providing fixed income, offers the potential for capital appreciation through the conversion feature, which enables the holder to benefit from increases in the market price of the underlying common stock. There can be no assurance of capital appreciation, however, because securities prices fluctuate. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality because of the potential for capital appreciation.

Warrants. (Small Cap Value Fund and Tax Managed Growth Fund) A warrant is a form of derivative that gives the holder the right to subscribe to a specified amount of the issuing corporation's capital stock at a set price for a specified period of time. Each of these Funds may invest up to 5% of its net assets in warrants, except that this limitation does not apply to warrants purchased by the Fund that are sold in units with, or attached to, other securities.

Municipal Obligations. (Tax Managed Growth Fund and Limited Term Income Fund) Municipal obligations are debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, generally to obtain funds for various public purposes and include certain industrial development bonds issued by or on behalf of public authorities. Municipal obligations are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal obligations include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal obligations bear fixed, floating or variable rates of interest, which are determined in some instances by formulas under which the municipal obligation's interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain municipal obligations are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related municipal obligation and purchased and sold separately. Each of these Funds also may acquire call options on specific municipal obligations. The Fund generally would purchase these call options to protect the Fund from the issuer of the related municipal obligation redeeming, or other holder of the call option from calling away, the municipal obligation before maturity.

While, in general, municipal obligations are tax exempt securities having relatively low yields as compared to taxable, non-municipal obligations of similar quality, certain municipal obligations are taxable obligations offering yields comparable to, and in some cases greater than, the yields available on other permissible Fund investments. Dividends received by shareholders on Fund shares which are attributable to interest income received by the Fund from municipal obligations generally will be subject to Federal income tax. Each of these Funds may invest in municipal obligations, the ratings of which correspond with the ratings of other permissible Fund investments.

Limited Term Income Fund currently intends to invest no more than 5% of its assets in municipal obligations. However, this percentage may be varied from time to time without shareholder approval.

Mortgage-Related Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund) Mortgage-related securities are a form of derivative collateralized by pools of commercial or residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. These securities may include complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities, mortgage pass-through securities, interests in real estate mortgage investment conduits ("REMICs"), adjustable rate mortgages, real estate investment trusts ("REITs"), or other kinds of mortgage-backed securities, including those with fixed, floating and variable interest rates, those with interest rates based on multiples of changes in a specified index of interest rates and those with interest rates that change inversely to changes in interest rates, as well as those that do not bear interest.

Residential Mortgage-Related Securities—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in mortgage-related securities representing participation interests in pools of one- to four-family residential mortgage loans issued or guaranteed by governmental agencies or instrumentalities, such as GNMA, FNMA and FHLMC, or issued by private entities. Residential mortgage-related securities have been issued using a variety of structures, including multi-class structures featuring senior and subordinated classes.

Mortgage-related securities issued by GNMA include GNMA Mortgage Pass-Through Certificates (also known as "Ginnie Maes"), which are guaranteed as to the timely payment of principal and interest by GNMA and such guarantee is backed by the full faith and credit of the United States. GNMA certificates also are supported by the authority of GNMA to borrow funds from the U.S. Treasury to make payments under its guarantee. Ginnie Maes are created by an "issuer," which is a Federal Housing Administration ("FHA") approved mortgagee that also meets criteria imposed by GNMA. The issuer assembles a pool of FHA, Farmers' Home Administration or Veterans' Administration ("VA") insured or guaranteed mortgages which are homogeneous as to interest rate, maturity and type of dwelling. Upon application by the issuer, and after approval by GNMA of the pool, GNMA provides its commitment to guarantee timely payment of principal and interest on the Ginnie Maes backed by the mortgages included in the pool. The Ginnie Maes, endorsed by GNMA, then are sold by the issuer through securities dealers. Ginnie Maes bear a stated "coupon rate" which represents the effective FHA-VA mortgage rate at the time of issuance, less GNMA's and issuer's fees.

Mortgage-related securities issued by FNMA include FNMA Guaranteed Mortgage Pass-Through Certificates (also known as "Fannie Maes") which are solely the obligations of FNMA and are not backed by or entitled to the full faith and credit of the United States. Fannie Maes are guaranteed as to timely payment of principal and interest by FNMA. Mortgage-related securities issued by FHLMC include FHLMC Mortgage Participation Certificates (also known as "Freddie Macs" or "PCs"). Freddie Macs are not guaranteed by the United States or by any Federal Home Loan Bank and do not constitute a debt or obligation of the United States or of any Federal Home Loan Bank. Freddie Macs entitle the holder to timely payment of interest, which is guaranteed by FHLMC. FHLMC guarantees either ultimate collection or timely payment of all principal payments on the underlying mortgage loans. When FHLMC does not guarantee timely payment of principal, FHLMC may remit the amount due on account of its guarantee of ultimate payment of principal at any time after default on an underlying mortgage, but in no event later than one year after it becomes payable.

Commercial Mortgage-Related Securities—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in commercial mortgage-related securities, which generally are multi-class debt or pass-through certificates secured by mortgage loans on commercial properties. These mortgage-related securities generally are constructed to provide protection to the senior classes investors against potential losses on the underlying mortgage loans. This protection generally is provided by having the holders of subordinated classes of securities ("Subordinated Securities") take the first loss if there are defaults on the underlying commercial mortgage loans. Other protection, which may benefit all of the classes or particular classes, may include issuer guarantees, reserve funds, additional Subordinated Securities, cross-collateralization and over-collateralization.

Subordinated Securities—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in Subordinated Securities issued or sponsored by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. Subordinated Securities have no governmental guarantee, and are subordinated in some manner as to the payment of principal and/or interest to the holders of more senior mortgage-related securities arising out of the same pool of mortgages. The holders of Subordinated Securities typically are compensated with a higher stated yield than are the holders of more senior mortgage-related securities. On the other hand, Subordinated Securities typically subject the holder to greater risk than senior mortgage-related securities and tend to be rated in a lower rating category, and frequently a substantially lower rating category, than the senior mortgage-related securities issued in respect of the same pool of mortgage. Subordinated Securities generally are likely to be more sensitive to changes in prepayment and interest rates and the market for such securities may be less liquid than is the case for traditional fixed-income securities and senior mortgage-related securities.

Collateralized Mortgage Obligations ("CMOs") and Multi-Class Pass-Through-Securities—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in CMOs, which are multiclass bonds backed by pools of mortgage pass-through certificates or mortgage loans. CMOs may be collateralized by (a) Ginnie Mae, Fannie Mae, or Freddie Mac pass-through certificates, (b) unsecuritized mortgage loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans' Affairs, (c) unsecuritized conventional mortgages, (d) other mortgage-related securities, or (e) any combination thereof.

Each class of CMOs, often referred to as a "tranche," is issued at a specific coupon rate and has a stated maturity or final distribution date. Principal prepayments on collateral underlying a CMO may cause it to be retired substantially earlier than the stated maturities or final distribution dates. The principal and interest on the underlying mortgages may be allocated among the several classes of a series of a CMO in many ways. One or more tranches of a CMO may have coupon rates which reset periodically at a specified increment over an index, such as the London Interbank Offered Rate ("LIBOR") (or sometimes more than one index). These floating rate CMOs typically are issued with lifetime caps on the coupon rate thereon. The Fund also may invest in inverse floating rate CMOs. Inverse floating rate CMOs constitute a tranche of a CMO with a coupon rate that moves in the reverse direction to an applicable index such as LIBOR. Accordingly, the coupon rate thereon will increase as interest rates decrease. Inverse floating rate CMOs are typically more volatile than fixed or floating rate tranches of CMOs.

Many inverse floating rate CMOs have coupons that move inversely to a multiple of the applicable indexes. The effect of the coupon varying inversely to a multiple of an applicable index creates a leverage factor. Inverse floaters based on multiples of a stated index are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to extreme reductions of yield and loss of principal. The markets for inverse floating rate CMOs with highly leveraged characteristics at times may be very thin. The Fund's ability to dispose of its positions in such securities will depend on the degree of liquidity in the markets for such securities. It is impossible to predict the amount of trading interest that may exist in such securities, and therefore the future degree of liquidity.

Stripped Mortgage-Backed Securities—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in stripped mortgage-backed securities, which are created by segregating the cash flows from underlying mortgage loans or mortgage securities to create two or more new securities, each with a specified percentage of the underlying security's principal or interest payments. Mortgage securities may be partially stripped so that each investor class receives some interest and some principal. When securities are completely stripped, however, all of the interest is distributed to holders of one type of security, known as an interest-only security, or IO, and all of the principal is distributed to holders of another type of security known as a principal-only security, or PO. Strips can be created in a pass-through structure or as tranches of a CMO. The yields to maturity on IO and POs are very sensitive to the rate of principal payments (including prepayments) on the related underlying mortgage assets. If the underlying mortgage assets experience greater than anticipated prepayments of principal, the Fund may not fully recoup its initial investment in IOs. Conversely, if the underlying mortgage assets experience less than anticipated prepayments of principal, the yield on POs could be materially and adversely affected.

Real Estate Investment Trusts—(Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, S&P 500 Index Fund, Limited Term Income Fund, Midcap Stock Fund and Small Cap Value Fund). Each of these Funds may invest in REITs. A REIT is a corporation, or a business trust that would otherwise be taxed as a corporation, which meets the definitional requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level Federal income tax and making the REIT a pass-through vehicle for Federal income tax purposes. To meet the definitional requirements of the Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to shareholders annually a substantial portion of its otherwise taxable income.

REITs are characterized as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which may include operating or finance companies, own real estate directly and the value of, and income earned by, the REITs depends upon the income of the underlying properties and the rental income they earn. Equity REITs also can realize capital gains (or losses) by selling properties that have appreciated (or depreciated) in value. Mortgage REITs can make construction, development or long-term mortgage loans and are sensitive to the credit quality of the borrower. Mortgage REITs derive their income from interest payments on such loans. Hybrid REITs combine the characteristics of both equity and mortgage REITs, generally by holding both ownership interests and mortgage interests in real estate. The value of securities issued by REITs are affected by tax and regulatory requirements and by perceptions of management skill. They also are subject to heavy cash flow dependency, defaults by borrowers or tenants, self-liquidation and the possibility of failing to qualify for tax-free status under the Code or to maintain exemption from the 1940 Act.

Adjustable-Rate Mortgage Loans ("ARMs")—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in ARMs. ARMs eligible for inclusion in a mortgage pool generally will provide for a fixed initial mortgage interest rate for a specified period of time, generally for either the first three, six, twelve, thirteen, thirty-six, or sixty scheduled monthly payments. Thereafter, the interest rates are subject to periodic adjustment based on changes in an index. ARMs typically have minimum and maximum rates beyond which the mortgage interest rate may not vary over the lifetime of the loans. Certain ARMs provide for additional limitations on the maximum amount by which the mortgage interest rate may adjust for any single adjustment period. Negatively amortizing ARMs may provide limitations on changes in the required monthly payment. Limitations on monthly payments can result in monthly payments that are greater or less than the amount necessary to amortize a negatively amortizing ARM by its maturity at the interest rate in effect during any particular month.

Private Entity Securities—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in mortgage-related securities issued by commercial banks, savings and loan institutions, mortgage bankers, private mortgage insurance companies and other non-governmental issuers. Timely payment of principal and interest on mortgage-related securities backed by pools created by non-governmental issuers often is supported partially by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance. The insurance and guarantees are issued by government entities, private insurers and the mortgage poolers. There can be no assurance that the private insurers or mortgage poolers can meet their obligations under the policies, so that if the issuers default on their obligations the holders of the security could sustain a loss. No insurance or guarantee covers the Fund or the price of the Fund's shares. Mortgage-related securities issued by non-governmental issuers generally offer a higher rate of interest than government-agency and government-related securities because there are no direct or indirect government guarantees of payment.

Other Mortgage-Related Securities—(Bond Index Fund, Balanced Fund and Limited Term Income Fund). Other mortgage-related securities in which each of these Funds may invest include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including CMO residuals. Other mortgage-related securities may be equity or debt securities issued by agencies or instrumentalities of the U.S. Government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.

Asset-Backed Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds may invest in asset-backed securities, which are a form of derivative. The securitization techniques used for asset-backed securities are similar to those used for mortgage-related securities. These securities include debt securities and securities with debt-like characteristics. The collateral for these securities has included home equity loans, automobile and credit card receivables, boat loans, computer leases, airplane leases, mobile home loans, recreational vehicle loans and hospital account receivables. Each of these Funds may invest in these and other types of asset-backed securities that may be developed in the future.

Asset-backed securities present certain risks that are not presented by mortgage-backed securities. Primarily, these securities may provide the Fund with a less effective security interest in the related collateral than do mortgage-backed securities. Therefore, there is the possibility that recoveries on the underlying collateral may not, in some cases, be available to support payments on these securities.

Corporate Obligations. (Bond Index Fund, Balanced Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund). Each of these Funds may invest in corporate obligations rated at least Baa by Moody's or BBB by Standard & Poor's or Fitch, or, if unrated, of comparable quality as determined by the Manager (and the Sub-Adviser as applicable). Securities rated BBB by Standard & Poor's or Baa by Moody's or Fitch, are considered by those rating agencies to be "investment grade" securities. Moody's, however, considers securities rated Baa to have speculative characteristics. Further, while bonds rated BBB by Standard & Poor's exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and principal for debt in this category than debt in higher rated categories. A Fund will sell in a prudent and orderly fashion bonds whose ratings drop below these minimum ratings.

In addition to "investment grade" securities, the Balanced Fund may invest in debt securities which are rated Ba or B by Moody's, or BB or B by Standard & Poor's or Fitch, or if unrated, deemed to be of comparable quality as determined by Dreyfus. See "Lower Rated Securities."

<u>Lower Rated Securities</u>. (Balanced Fund only) The Fund may invest up 20% of its assets invested in fixed income securities in higher yielding (and therefore higher risk) debt securities such as those rated Ba by Moody's or BB by Standard & Poor's or Fitch, or as low as those rated B by a Rating Agency (commonly referred to as "high yield" or "junk" bonds). Such securities, though higher yielding, are characterized by risk. See "Appendix" for a general description of the Rating Agencies' ratings. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value of risk of these securities. The Fund will rely on Dreyfus' judgment, analysis and experience in evaluating the creditworthiness or an issuer.

Investors should be aware that the market values of many of these securities tend to be more sensitive to economic conditions than are higher rated securities. These securities generally are considered by the Rating Agencies to be predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

Companies that issue certain of these securities often are highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risk associated with acquiring the securities of such issuers generally is greater than is the case with higher rated securities. For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of these securities may not have sufficient revenues to meet their interest payment obligations. The issuer's ability to service its debt obligations also may be affected adversely by specific corporate developments, or the issuer's inability to meet specific projected business forecasts, or the unavailability of additional financing. The risk of loss because of default by issuer is significantly greater for the holders of these securities because such securities generally are unsecured and often are subordinated to other creditors of the issuer.

Because there is no established retail secondary market for many of these securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these securities does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness or the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value ("NAV"). Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases,

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

judgment may play a greater role in valuation because less reliable, objective data may be available.

These securities may be particularly susceptible to economic downturns. An economic recession could adversely affect the ability of the issuers of lower rated securities to repay principal and pay interest thereon, which would increase the incidence of default for such securities. It is likely that any economic recession also would disrupt severely the market for such securities and have an adverse impact on their value.

The Fund may acquire these securities during an initial offering. Such securities may involve special risks because they are new issues. The Fund has no arrangement with any persons concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

Fixed-Income Securities. (Bond Index Fund, Balanced Fund and Limited Term Income Fund). Each of these Funds invests in fixed-income securities. In periods of declining interest rates, a Fund's yield (its income from portfolio investments over a stated period of time) may tend to be higher than prevailing market rates, and in periods of rising interest rates, a Fund's yield may tend to be lower than prevailing interest rates. Also, in periods of falling interest rates, the inflow of net new money to a Fund from the continuous sale of its shares will likely be invested in portfolio instruments producing lower yields than the balance of a Fund's portfolio, thereby reducing the yield of the Fund. In periods of rising interest rates, the opposite can be true. The NAV of a Fund investing in fixed-income securities also may change as general levels of interest rates fluctuate. When interest rates increase, the value of a portfolio of fixed-income securities can be expected to decline. Conversely, when interest rates decline, the value of a portfolio of fixed-income securities can be expected to increase.

Variable Amount Master Demand Notes. (S&P 500 Index Fund, Bond Index Fund, Balanced Fund, and Limited Term Income Fund). Each of these Funds may invest in variable amount master demand notes. Variable amount master demand notes are unsecured obligations that are redeemable upon demand and are typically unrated. These instruments are issued pursuant to written agreements between their issuers and holders. The agreements permit the holders to increase (subject to an agreed maximum) and the holders and issuers to decrease the principal amount of the notes, and specify that the rate of interest payable on the principal fluctuates according to an agreed-upon formula. If an issuer of a variable amount master demand note were to default on its payment obligations, a Fund might be unable to dispose of the note because of the absence of a secondary market and might, for this or other reasons, suffer a loss to the extent of the default. The Funds will only invest in variable amount master demand notes issued by entities that the Manager considers creditworthy.

Floating Rate Securities. (Bond Index Fund and Limited Term Income Fund). Each of these Funds may invest in floating rate securities. A floating rate security provides for the automatic adjustment of its interest whenever a specified interest rate changes. Interest rates on these securities are ordinarily tied to, and are a percentage of, a widely recognized interest rate, such as the yield on 90-day U.S. Treasury bills or the prime rate of a specified bank. These rates may change as often as twice daily. Generally, changes in interest rates will have a smaller effect on the market value of floating rate securities than on the market value of comparable fixed-income obligations. Thus, investing in variable and floating rate securities generally allows less opportunity for capital appreciation and depreciation than investing in comparable fixed-income securities.

Initial Public Offerings ("IPOs"). (Balanced Fund, Disciplined Stock Fund, Large Company Stock Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund). Each of these Funds may invest in stock issued in an IPO, a corporation's first offering of stock to the public. Shares are given a market value reflecting expectations for the corporation's future growth. Special rules of the National Association of Securities Dealers, Inc. ("NASD") apply to the distribution of IPOs. Corporations offering IPOs generally have a limited operating history and may involve greater risk.

Investment Companies. (All Funds) Each Fund may invest in securities issued by registered and unregistered investment companies. Under the 1940 Act, a Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations. Each Fund also may invest its uninvested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program, in shares of one or more money market funds advised by the Manager. Such investments will not be subject to the limitations described above, except that a Fund's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets. See "Loans of Fund Securities."

Investment Techniques

The following information regarding the investment techniques a Fund may engage in supplements (as noted) and should be read in conjunction with the relevant Fund's Prospectus. A Fund might not use, or may not have the ability to use, any of these strategies and there can be no assurance that any strategy that is used will succeed.

Loans of Fund Securities. (All Funds) Each Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

       <u>When-Issued Securities and Delayed Delivery Transactions.</u> (S&P 500 Index Fund, Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, and Small Cap Value Fund) New issues of U.S. Treasury and Government securities are often offered on a when-issued basis. This means that delivery and payment for the securities normally will take place approximately 7 to 45 days after the date the buyer commits to purchase them. The payment obligation and the interest rate that will be received on securities purchased on a when-issued basis are each fixed at the time the buyer enters into the commitment. Each Fund will make commitments to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities or dispose of the commitment before the settlement date if it is deemed advisable as a matter of investment strategy. A Fund will segregate permissible assets at least equal at all times to the amount of the Fund's when-issued and delayed-delivery purchase commitments.

       Securities purchased on a when-issued basis and the securities held by the Fund are subject to changes in market value based upon the public's perception of changes in the level of interest rates. Generally, the value of such securities will fluctuate inversely to changes in interest rates -- i.e., they will appreciate in value when interest rates decline and decrease in value when interest rates rise. Therefore, if in order to achieve higher interest income the Fund remains substantially fully invested at the same time that it has purchased securities on a when-issued basis, there will be a greater possibility of fluctuation in the Fund's NAV.

       When payment for when-issued securities is due, the Fund will meet its obligations from then-available cash flow, the sale of segregated securities, the sale of other securities, and/or although it would not normally expect to do so, from the sale of the when-issued securities themselves (which may have a market value greater or less than the Fund's payment obligation). The sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are subject to federal income taxes.

       To secure advantageous prices or yields, a Fund may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement periods, but no payment or delivery is made by the Fund prior to the actual delivery or payment by the other party to the transaction. The purchase of securities on a delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction.

Borrowing Money. (All Funds) Each Fund is permitted to borrow in an amount up to 33-1/3% of the value of its total assets. Each Fund is authorized currently, within specified limits, to borrow money for temporary administrative purposes and to pledge its assets in connection with such borrowings.

Short-Selling. (Balanced Fund only) In these transactions, the Fund sells a security it does not own in anticipation of a decline in the market value of the security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively. The Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns.

Securities will not be sold short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets.

At no time will more than 15% of the value of the Fund's net assets be in deposits on short sales against the box.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) segregate permissible liquid assets in an amount that, together with the amount provided as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Forward Roll Transactions. (Bond Index Fund, Balanced Fund and Limited Term Income Fund) To enhance current income, each of these Funds may enter into forward roll transactions with respect to Ginnie Maes and other mortgage-related securities. In a forward roll transaction, the Fund sells a mortgage-related security to a financial institution, such as a bank or broker-dealer, and simultaneously agrees to repurchase a similar security from the institution at a later date at an agreed upon price. The securities that are repurchased will bear the same interest rate as those sold, but generally will be collateralized by different pools of mortgages with different prepayment histories than those sold. During the period between the sale and repurchase, the Fund will not be entitled to receive interest and principal payments on the securities sold. Proceeds of the sale will be invested in short-term instruments, particularly repurchase agreements, and the income from these instruments, together with any additional fee income received on the sale, will generate income for the Fund exceeding the yield on the securities sold. Forward roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the purchase price of those securities. The Fund will segregate permissible liquid assets at least equal to the amount of the repurchase price (including accrued interest).

Reverse Repurchase Agreements. (S&P 500 Index Fund, Bond Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, and Small Cap Value Fund). Each of these Funds may enter into reverse repurchase agreements to meet redemption requests where the liquidation of Fund securities is deemed by the Manager to be disadvantageous. Under a reverse repurchase agreement, the Fund: (1) transfers possession of Fund securities to a bank or broker-dealer in return for cash in an amount equal to a percentage of the securities' market value; and (2) agrees to repurchase the securities at a future date by repaying the cash with interest. The Fund retains record ownership of the security involved including the right to receive interest and principal payments. A Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest, in certain cases, in accordance with releases promulgated by the SEC. The SEC views reverse repurchase transactions as collateralized borrowings by the Fund. Except for these transactions, borrowings by a Fund generally will be unsecured. These transactions may increase the risk of potential fluctuations in the market value of the Fund's assets. In addition, interest costs on the cash received may exceed the return on the securities purchased.

Futures, Options and Other Derivative Instruments. (S&P 500 Index Fund, Disciplined Stock Fund, Balanced Fund, Large Company Stock Fund, Limited Term Income Fund, Midcap Stock Fund, Small Cap Value Fund, and Tax Managed Growth Fund). Each of these Funds may purchase and sell various financial instruments ("Derivative Instruments"), including financial futures contracts (such as index futures contracts) and options (such as options on U.S. and foreign securities or indices of such securities). The index a Fund may use may be based on indices of U.S. or foreign equity securities. These Derivative Instruments may be used, for example, to preserve a return or spread or to facilitate or substitute for the sale or purchase of securities.

Hedging strategies can be broadly categorized as "short hedges" and "long hedges." A short hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential declines in the value of one or more investments held in the Fund's portfolio. Thus, in a short hedge the Fund takes a position in a Derivative Instrument whose price is expected to move in the opposite direction of the price of the investment being hedged.

Conversely, a long hedge is a purchase or sale of a Derivative Instrument intended partially or fully to offset potential increases in the acquisition cost of one or more investments that a Fund intends to acquire. Thus, in a long hedge the Fund takes a position in a Derivative Instrument whose price is expected to move in the same direction as the price of the prospective investment being hedged. A long hedge is sometimes referred to as an anticipatory hedge. In an anticipatory hedge transaction, the Fund does not own a corresponding security and, therefore, the transaction does not relate to a security the Fund owns. Rather, it relates to a security that the Fund intends to acquire. If a Fund does not complete the hedge by purchasing the security it anticipated purchasing, the effect on the Fund's portfolio is the same as if the transaction were entered into for speculative purposes.

Derivative Instruments on securities generally are used to hedge against price movements in one or more particular securities positions that the Fund owns or intends to acquire.

Derivative Instruments on indices, in contrast, generally are used to attempt to hedge against price movements in market sectors in which the Fund has invested or expects to invest.

The use of Derivative Instruments is subject to applicable regulations of the SEC, the several options and futures exchanges upon which they are traded, the Commodity Futures Trading Commission ("CFTC") and various state regulatory authorities. In addition, a Fund's ability to use Derivative Instruments will be limited by tax considerations. See "Dividends, Other Distributions and Taxes."

In addition to the instruments, strategies and risks described below and in the relevant Fund Prospectus, the Manager expects to discover additional opportunities in connection with other Derivative Instruments. These new opportunities may become available as the Manager develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new techniques are developed. The Manager (or Sub-Adviser, if applicable) may utilize these opportunities to the extent that they are consistent with the Fund's investment objective, and permitted by the Fund's investment policies and applicable regulatory authorities.

Special Risks. The use of Derivative Instruments involves special considerations and risks, certain of which are described below. Risks pertaining to particular Derivative Instruments are described in the sections that follow.

Successful use of most Derivative Instruments depends upon the ability of the Manager (or Sub-Adviser, if applicable) not only to forecast the direction of price fluctuations of the investment involved in the transaction, but also to predict movements of the overall securities and interest rate markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular strategy will succeed.

There might be imperfect correlation, or even no correlation, between price movements of a Derivative Instrument and price movements of the investments being hedged. For example, if the value of a Derivative Instrument used in a short hedge increased by less than the decline in value of the hedged investment, the hedge would not be fully successful. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which Derivative Instruments are traded. The effectiveness of hedges using Derivative Instruments on indices will depend on the degree of correlation between price movements in the index and price movements in the securities being hedged.

Because there are a limited number of types of exchange-traded options and futures contracts, it is likely that the standardized contracts available will not match the Fund's current or anticipated investments exactly. Each Fund may invest in options and futures contracts based on securities with different issuers, maturities, or other characteristics from the securities in which it typically invests, which involves a risk that the options or futures position will not track the performance of the Fund's other investments.

Options and futures prices can also diverge from the prices of their underlying instruments, even if the underlying instruments match the Fund's investments well. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument, and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect correlation may also result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, or from imposition of daily price fluctuation limits or trading halts. Each Fund may purchase or sell options and futures contracts with a greater or lesser value than the securities it wishes to hedge or intends to purchase in order to attempt to compensate for differences in volatility between the contract and the securities, although this may not be successful in all cases. If price changes in the Fund's options or futures positions are poorly correlated with its other investments, the positions may fail to produce anticipated gains or result in losses that are not offset by gains in other investments.

If successful, the above-discussed strategies can reduce risk of loss by wholly or partially offsetting the negative effect of unfavorable price movements. However, such strategies can also reduce opportunity for gain by offsetting the positive effect of favorable price movements. For example, if a Fund entered into a short hedge because the Manager (or Sub-Adviser, if applicable) projected a decline in the price of a security in the Fund's portfolio, and the price of that security increased instead, the gain from that increase might be wholly or partially offset by a decline in the price of the Derivative Instrument. Moreover, if the price of the Derivative Instrument declined by more than the increase in the price of the security, the Fund could suffer a loss. In either such case, the Fund would have been in a better position had it not attempted to hedge at all.

As described below, the Fund might be required to maintain assets as "cover," segregate assets or make margin payments when it takes positions in Derivative Instruments involving obligations to third parties (i.e., Derivative Instruments other than purchased options). If the Fund were unable to close out its positions in such Derivative Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the Fund's ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. A Fund's ability to close out a position in a Derivative Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction ("counterparty") to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Fund.

The purchase and sale of Derivative Instruments could result in a loss if the counterparty to the transaction does not perform as expected and may increase portfolio turnover rates, which results in correspondingly greater commission expenses and transaction costs, and may result in certain tax consequences.

Cover for Derivative Instruments. Transactions using Derivative Instruments may expose the Fund to an obligation to another party. A Fund will not enter into any such transactions unless it owns either (1) an offsetting ("covered") position in securities, futures or options, or (2) permissible liquid assets with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above.

Segregated assets cannot be sold while the position in the corresponding Derivative Instrument is open, unless they are replaced with other appropriate assets. As a result, the segregation of a large portion of the Fund's assets could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

Options. A call option gives the purchaser the right to buy, and obligates the writer to sell, the underlying investment at the agreed upon exercise price during the option period. A put option gives the purchaser the right to sell, and obligates the writer to buy, the underlying investment at the agreed upon exercise price during the option period. A purchaser of an option pays an amount, known as the premium, to the option writer in exchange for rights under the option contract.

Options on indices are similar to options on securities except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities.

The purchase of call options can serve as a long hedge, and the purchase of put options can serve as a short hedge. Writing put or call options can enable the Fund to enhance income or yield by reason of the premiums paid by the purchasers of such options. However, if the market price of the security or other instrument underlying a put option declines to less than the exercise price on the option, minus the premium received, the Fund would expect to suffer a loss.

Writing call options can also serve as a limited short hedge because declines in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment appreciates to a price higher than the exercise price of the call option, it can be expected that the option will be exercised and the Fund will be obligated to sell the investment at less than its market value.

Writing put options can serve as a limited long hedge because increases in the value of the hedged investment would be offset to the extent of the premium received for writing the option. However, if the investment depreciates to a price lower than the exercise price of the put option, it can be expected that the put option will be exercised and the Fund will be obligated to purchase the investment at more than its market value unless the option is closed out in an offsetting transaction.

The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment, the historical price volatility of the underlying investment and general market conditions. Options that expire unexercised have no value.

A Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option; this is known as a closing purchase transaction. Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option; this is known as a closing sale transaction. Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

A Fund may purchase and sell both exchange-traded and over-the-counter ("OTC") options. Exchange-traded options in the United States are issued by a clearing organization that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between the Fund and its counterparty (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when the Fund purchases an OTC option, it relies on the counterparty from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counterparty to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction. The Fund will enter into only those option contracts that are listed on a national securities or commodities exchange or traded in the OTC market for which there appears to be a liquid secondary market.

A Fund will not purchase or write OTC options if, as a result of such transaction, the sum of (i) the market value of outstanding OTC options purchased by the Fund, (ii) the market value of the underlying securities covered by outstanding OTC call options written by the Fund, and (iii) the market value of all other assets of the Fund that are illiquid or are not otherwise readily marketable, would exceed 15% of the net assets of the Fund, taken at market value. However, if an OTC option is sold by the Fund to a primary U.S. Government securities dealer recognized by the Federal Reserve Bank of New York and the Fund has the unconditional contractual right to repurchase such OTC option from the dealer at a predetermined price, then the Fund will treat as illiquid such amount of the underlying securities as is equal to the repurchase price less the amount by which the option is "in-the-money" (the difference between the current market value of the underlying securities and the price at which the option can be exercised). The repurchase price with primary dealers is typically a formula price that is generally based on a multiple of the premium received for the option plus the amount by which the option is "in-the-money."

A Fund's ability to establish and close out positions in exchange-listed options depends on the existence of a liquid market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counterparty, or by a transaction in the secondary market if any such market exists. Although the Fund will enter into OTC options only with major dealers in unlisted options, there is no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counterparty, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If a Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

A Fund may write options on securities only if it covers the transactions through: an offsetting option with respect to the security underlying the option it has written, exercisable by it at a more favorable price; ownership of (in the case of a call) or a short position in (in the case of a put) the underlying security; or segregation of permissible liquid assets sufficient to cover its exposure.

Each of the S&P 500 Index Fund, Midcap Stock Fund, and Small Cap Value Fund will not purchase put or call options that are traded on a national stock exchange in an amount exceeding 5% of its net assets. In addition, the Tax Managed Growth Fund will not write (i.e., sell) covered call option contracts with respect to specific securities in an amount exceeding 20% of the value of its net assets at the time such option contracts are written.

Futures Contracts and Options on Futures Contracts. When a Fund purchases a futures contract, it incurs an obligation to take delivery of a specified amount of the obligation underlying the futures contract at a specified time in the future for a specified price. When a Fund sells a futures contract, it incurs an obligation to deliver a specified amount of the obligation underlying the futures contract at a specified time in the future for an agreed upon price. With respect to index futures, no physical transfer of the securities underlying the index is made. Rather, the parties settle by exchanging in cash an amount based on the difference between the contract price and the closing value of the index on the settlement date.

When a Fund writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time during the term of the option. If the Fund has written a call, it assumes a short futures position. If the Fund has written a put, it assumes a long futures position. When the Fund purchases an option on a futures contract, it acquires the right, in return for the premium it pays, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

The purchase of futures or call options on futures can serve as a long hedge, and the sale of futures or the purchase of put options on futures can serve as a short hedge. Writing call options on futures contracts can serve as a limited short hedge, using a strategy similar to that used for writing call options on securities or indices. Similarly, writing put options on futures contracts can serve as a limited long hedge.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Fund is required to deposit "initial margin" consisting of cash or U.S. Government securities in an amount generally equal to 10% or less of the contract value. Margin must also be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to a Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Fund may be required by an exchange to increase the level of its initial margin payment.

Subsequent "variation margin" payments are made to and from the futures broker daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing, but rather represents a daily settlement of the Fund's obligations to or from a futures broker. When the Fund purchases an option on a future, the premium paid plus transaction costs is all that is at risk. In contrast, when the Fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If the Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions on options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures and options on futures may be closed only on an exchange or board of trade that provides a secondary market. Although the Fund intends to enter into futures and options on futures only on exchanges or boards of trade where there appears to be a liquid secondary market, there can be no assurance that such a market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures or an option on a futures contract can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If a Fund were unable to liquidate a futures or options on futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the future or option or permissible liquid assets.

Neither the Company nor any Fund will be a commodity pool. In addition, as a registered investment company, the Company has filed notice with the Commodity Futures Trading Commission and National Futures Association of its eligibility for an exclusion from the definition of commodity pool operator and, therefore, the Company is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

Each of the S&P 500 Index Fund, Midcap Stock Fund and Small Cap Value Fund, and each of the Disciplined Stock Fund and Large Company Stock Fund will not enter into futures contracts to the extent that its outstanding obligations under these contracts would exceed 25% and 5%, respectively, of the Fund's total assets.

The Tax Managed Growth Fund currently does not intend to enter into futures contracts.

Interest Rate Swaps. (Limited Term Income Fund) Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest (for example, an exchange of floating rate payments for fixed-rate payments). The exchange commitments can involve payments to be made in the same currency or in different currencies. The use of interest rate swaps is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio security transactions. If the Manager is incorrect in its forecasts of market values, interest rates and other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these investment techniques were not used. Moreover, even if the Manager is correct in its forecasts, there is a risk that the swap position may correlate imperfectly with the price of the asset or liability being hedged. There is no limit on the amount of interest rate swap transactions that may be entered into by the Fund. These transactions do not involve the delivery of securities or other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of interest payments that the Fund is contractually obligated to make. If the other party to an interest rate swap defaults, the Fund's risk of loss consists of the net amount of interest payments that the Fund contractually is entitled to receive.

Credit Derivatives. (Limited Term Income Fund) The Fund may engage in credit derivative transactions, such as those involving default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index. There are three basic transactional forms for credit derivatives: swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Manager is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. Moreover, even if the Manager is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being hedged. There is no limit on the amount of credit derivative transactions that may be entered into by the Fund. The Fund's risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Fund purchases a default option on a security, and if no default occurs with respect to the security, the Fund's loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default option, the Fund's loss will include both the premium that it paid for the option and the decline in value of the underlying security that the default option hedged.

Custodial Receipts. (Limited Term Income Fund) The Fund may purchase custodial receipts representing the right to receive certain future principal and/or interest payments on a basket of securities which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of securities deposits such securities obligations with a custodian in exchange for custodial receipts. These custodial receipts typically are sold in private placements and are designed to provide investors with pro rata ownership of a portfolio of underlying securities.

Currency Transactions. (Limited Term Income Fund) The Fund may engage in currency exchange transactions as a means of managing certain risks associated with purchasing and selling securities denominated in foreign securities. Generally, the currency exchange transactions of the Fund will be conducted on a spot (i.e., cash) basis at the spot rate for purchasing or selling currency prevailing in the currency exchange market. This rate under normal market conditions differs from the prevailing exchange rate in an amount generally less than 0.1% due to the cost of converting from one currency to another. The Fund also may deal in forward exchanges between currencies of the different countries in which it invests as a hedge against possible variations in the exchange rates between these currencies. This is accomplished through contractual agreements to purchase or sell a specified currency at a specified future date and price set at the time of the contract.

Dealings in forward currency exchanges by the Fund are limited to hedging involving either specific transactions or aggregate portfolio positions. Transaction hedging is the purchase or sale of foreign currency with respect to specific receivables or payables of a Fund generally arising in connection with the purchase or sale of its portfolio securities. Position hedging is the sale of foreign currency with respect to portfolio security positions denominated or quoted in such currency. The Fund will not speculate in forward currency exchanges. The Fund may position hedge with respect to a particular currency to an extent greater than the aggregate market value (at the time of making such sale) of the securities held in its portfolio denominated or quoted in or currently convertible into that particular currency. If the Fund enters into a position hedging transaction, its custodian or sub-custodian bank will place cash or readily marketable securities in a segregated account of the Fund in an amount equal to the value of the Fund's total assets committed to the consummation of such forward contract. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will equal the amount of the Fund's commitment with respect to such contracts. The Fund will not attempt to hedge all of its foreign portfolio positions and will enter into such transactions only to the extent, if any, deemed appropriate by Dreyfus. The Fund will not enter into a position hedging commitment if, as a result thereof, the Fund would have more than 15% of the value of its total assets committed to such contracts. The Fund will not enter into a forward contract with a term of more than one year.

It may not be possible for the Fund to hedge against a devaluation that is so generally anticipated that the Fund is not able to contract to sell the currency at a price above the devaluation level it anticipates. The cost to the Fund of engaging in currency transactions varies with such factors as the currency involved, the length of the contract period and the market conditions then prevailing. Since transactions in currency exchanges are usually conducted on a principal basis, no fees or commissions are involved.

At or before the maturity of a forward contract, the Fund may either sell a portfolio security and make delivery of the currency, or it may retain the security and offset its contractual obligation to deliver the currency by purchasing a second contract with the same currency trader obligating it to purchase, on the same maturity date, the same amount of the currency. If the

Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or a loss (as described below) to the extent that there has been movement in forward contract prices. If the Fund engages in an offsetting transaction, it may subsequently enter into a new forward contract to sell the currency. Should forward prices decline during the period between the Fund's entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to sell exceeds the price of the currency it has agreed to purchase. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell.

The use of forward currency contracts by the Fund will be limited to the transactions described above. The Fund is not required to enter into such transactions with regard to its portfolio securities, regardless of currency denomination, and will not do so unless deemed appropriate by Dreyfus. The use of forward currency contracts does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange which can be achieved at some future point in time. In addition, although forward currency contracts tend to minimize the risk of loss due to a decline in the value of the hedged currency, they also tend to limit any potential gain which might result should the value of the currency increase.

Because the Fund invests in foreign securities, the Fund will hold from time to time various foreign currencies pending its investment in foreign securities or conversion into U.S. dollars. Although the Fund values its assets daily in terms of U.S. dollars, it does not convert its holdings of foreign currencies into U.S. dollars on a daily basis. When converting foreign currencies to U.S. dollars, the Fund may incur costs of currency conversion. A foreign exchange dealer does not charge a fee for conversion, but it does realize a profit based on the difference, which is known as the spread, between the prices at which the dealer is buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to a Fund at one rate, while offering a lesser rate of exchange should the Fund desire to resell that currency to the dealer.

Master/Feeder Option. The Company may in the future seek to achieve a Fund's investment objective by investing all of the Fund's net investable assets in another investment company having the same investment objective and substantially the same investment policies and restrictions as those applicable to the Fund. Shareholders of the Fund will be given at least 30 days' prior notice of any such investment. Such investment would be made only if the Board of Directors determines it to be in the best interest of the Fund and its shareholders. In making that determination, the Board of Directors will consider, among other things, the benefits to shareholders and/or the opportunity to reduce costs and achieve operational efficiency. Although none of the Funds believe that the Board of Directors will approve an arrangement that is likely to result in higher costs, no assurance is given that costs will be materially reduced if this option is implemented.

Certain Investments. From time to time, to the extent consistent with its investment objective, policies and restrictions, a Fund may invest in securities of companies with which Mellon Bank, N.A. ("Mellon Bank"), an affiliate of the Manager, has a lending relationship.

Simultaneous Investments. (All Funds) Investment decisions for each Fund are made independently from those of the other investment companies advised by the Manager (or Sub-Adviser, if applicable). If, however, such other investment companies desire to invest in, or dispose of, the same securities as a Fund, available investments or opportunities for sales will be allocated equitably to each investment company. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund. Each Fund, together with other investment companies advised by the Manager (or Sub-Adviser, if applicable) and its affiliates, may own significant positions in portfolio companies which, depending on market conditions, may affect adversely the Fund's ability to dispose of some or all of its positions should it desire to do so.

Investment Restrictions

Fundamental. The following limitations have been adopted by each Fund. These fundamental investment limitations may not be changed, as to a Fund, without the consent of: (a) 67% or more of the shares present at a meeting of shareholders of such Fund duly called if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding shares of the Fund, whichever is less. No Fund may:

1.   Purchase any securities which would cause more than 25% of the value of the Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry. (For purposes of this limitation, U.S. Government securities, and state or municipal governments and their political subdivisions are not considered members of any industry. In addition, except with respect to the Small Cap Value Fund and Tax Managed Growth Fund, this limitation does not apply to investments in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks.)

2.   Borrow money or issue senior securities as defined in the 1940 Act except that (a) the Fund may borrow money in an amount not exceeding one-third of the Fund's total assets at the time of such borrowings, and (b) the Fund may issue multiple classes of shares. The purchase or sale of futures contracts and related options shall not be considered to involve the borrowing of money or issuance of senior securities.

3.   Purchase with respect to 75% of the Fund's total assets securities of any one issuer (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and securities of other investment companies) if, as a result, (a) more than 5% of the Fund's total assets would be invested in the securities of that issuer, or (b) the Fund would hold more than 10% of the outstanding voting securities of that issuer.

4.   Make loans or lend securities, if as a result thereof more than one-third of the Fund's total assets would be subject to all such loans. For purposes of this limitation debt instruments and repurchase agreements shall not be treated as loans.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

5. Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from investing in securities or other instruments backed by real estate, including mortgage loans, or securities of companies that engage in real estate business or invest or deal in real estate or interests therein).

6. Underwrite securities issued by any other person, except to the extent that the purchase of securities and later disposition of such securities in accordance with the Fund's investment program may be deemed an underwriting.

7. Purchase or sell commodities except that the Fund may enter into futures contracts and related options, forward currency contracts and other similar instruments.

Each Fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its investable assets in securities of a single open-end management investment company with substantially the same investment objective, policies and limitations as the Fund.

Nonfundamental. Under normal circumstances, the Disciplined Stock Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in stocks (or other investments with similar economic characteristics). Under normal circumstances, the Large Company Stock Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in large company securities (or other investments with similar economic characteristics). Under normal circumstances, the Midcap Stock Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in midcap stocks (or other investments with similar economic characteristics). Under normal circumstances, the Small Cap Value Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in small-cap stocks (or other investments with similar economic characteristics). Small-cap stocks are those with market capitalizations ranging from $100 million to $3 billion. Under normal circumstances, the Tax Managed Growth Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks (or other investments with similar economic characteristics) and employs a tax-managed strategy. Each of these Funds has adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in its policy to so invest its assets.

Each Fund, except as noted, has adopted the following additional non-fundamental restrictions. These non-fundamental restrictions may be changed, as to a Fund, without shareholder approval, in compliance with applicable law and regulatory policy.

1. The Fund shall not sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts and options are not deemed to constitute selling short. With respect to the Tax Managed Growth Fund, the Fund will not sell securities short, or purchase, sell or write puts, calls or combinations thereof, except as described in the Fund's Prospectus and this Statement of Additional Information. This policy has not been adopted by the Balanced Fund.

2.   The Fund shall not purchase securities on margin, except that the Fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options shall not constitute purchasing securities on margin.

3.   The Fund shall not purchase oil, gas or mineral leases. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

4.   The Fund will not purchase or retain the securities of any issuer if the officers or Directors of the Fund, its advisers, or managers, owning beneficially more than one half of one percent of the securities of such issuer, together own beneficially more than 5% of such securities. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

5.   The Fund will not purchase securities of issuers (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof), including their predecessors, that have been in operation for less than three years, if by reason thereof, the value of the Fund's investment in such securities would exceed 5% of the Fund's total assets. For purposes of this limitation, sponsors, general partners, guarantors and originators of underlying assets may be treated as the issuer of a security. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

6.   The Fund will invest no more than 15% of the value of its net assets in illiquid securities, including repurchase agreements with remaining maturities in excess of seven days, time deposits with maturities in excess of seven days and other securities which are not readily marketable. For purposes of this limitation, illiquid securities shall not include Section 4(2) paper and securities which may be resold under Rule 144A under the Securities Act of 1933, as amended, provided that the Board of Directors, or its delegate, determines that such securities are liquid based upon the trading markets for the specific security.

7.   The Fund may not invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and except to the extent otherwise permitted by the 1940 Act.

8.   The Fund shall not purchase any security while borrowings representing more than 5% of the Fund's total assets are outstanding.

9.   The Fund will not purchase warrants if at the time of such purchase: (a) more than 5% of the value of the Fund's assets would be invested in warrants, or (b) more than 2% of the value of the Fund's assets would be invested in warrants that are not listed on the New York or American Stock Exchange (for purposes of this limitation, warrants acquired by the Fund in units or attached to securities will be deemed to have no value). This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

10.   The Fund will not purchase puts, calls, straddles, spreads and any combination thereof if by reason thereof the value of its aggregate investment in such classes of securities

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

would exceed 5% of its total assets except that (a) this limitation shall not apply to standby commitments and (b) this limitation shall not apply to the Fund's transactions in futures contracts and options. This policy has not been adopted by the Small Cap Value Fund or Tax Managed Growth Fund.

In addition, each Fund, other than the Small Cap Value Fund and Tax Managed Growth Fund, has adopted an operating policy not to invest more than 25% of the value of its total assets, at the time of such purchase, in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks. The Board of Directors may change this policy, as to a Fund, without shareholder approval. Notice will be given to Fund shareholders if this policy is changed by the Board of Directors.

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction. With respect to Fundamental Investment Restriction No. 2, however, if borrowings exceed 33-1/3% of the value of a Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

The Company and the Manager have received an exemptive order from the SEC which, among other things, permits each Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by the Manager in excess of limitations imposed by the 1940 Act.

If a Fund's investment objective, policies, restrictions, practices or procedures change, shareholders should consider whether the Fund remains an appropriate investment in light of the shareholder's then-current position and needs.

MANAGEMENT OF THE COMPANY AND FUNDS

The Company's Board is responsible for the management and supervision of the Funds, and approves all significant agreements with those companies that furnish services to the Funds. These companies are as follows:

The Dreyfus Corporation	Investment Adviser
Fayez Sarofim & Co.	Sub-Investment Adviser to Tax Managed Growth Fund
Dreyfus Service Corporation	Distributor
Dreyfus Transfer, Inc...	Transfer Agent
Mellon Bank, N.A..	Custodian

Directors of the Company[1]

Directors of the Company, together with information as to their positions with the Company, principal occupations and other board memberships and affiliations, are shown below.

---

[1] None of the Directors are "interested persons" of the Company, as defined in the 1940 Act.

Each of the Company's Directors also serves as a Trustee of The Dreyfus/Laurel Funds Trust and The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, with the Company, the "Dreyfus/Laurel Funds") and Dreyfus High Yield Strategies Fund.

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (61) Chairman of the Board (1999)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Levcor International, Inc., an apparel fabric processor, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Azimuth Trust, an institutional asset management firm, *Member of Board of Managers and Advisory Board*
James M. Fitzgibbons (70) Director (1994)	Chairman of the Board, Davidson Cotton Company (1998-2002)	Bill Barrett Company, an oil and gas exploration company, *Director*
J. Tomlinson Fort (76) Director (1987)	Retired; Of Counsel, Reed Smith LLP (1998-January 2004)	Allegheny College, *Emeritus Trustee* Pittsburgh Ballet Theatre, *Trustee* American College of Trial Lawyers, *Fellow*
Kenneth A. Himmel (58) Director (1994)	President and CEO, Related Urban Development, a real estate development company (1996-present) President and CEO, Himmel & Company, a real estate development company (1980-present) CEO, American Food Management, a restaurant company (1983-present)	
Stephen J. Lockwood (57) Director (1994)	Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-present) Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)	BDML Holdings, an insurance company, *Chairman of the Board* Affiliated Managers Group, an investment management company, *Director*
Roslyn M. Watson (55) Director (1994)	Principal, Watson Ventures, Inc., a real estate investment company (1993-present)	American Express Centurion Bank, *Director* The Hyams Foundation Inc., a Massachusetts Charitable Foundation, *Trustee* National Osteoporosis Foundation, *Trustee*

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name (Age) Position with Company (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Benaree Pratt Wiley (58) Director (1998)	President and CEO of the Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-present)	Boston College, *Trustee* The Greater Boston Chamber of Commerce, *Director* Commonwealth Institute, *Director* Efficacy Institute, *Director* PepsiCo African - American, *Advisory Board* The Boston Foundation, *Director* Harvard Business School Alumni Board, *Director*

Directors are elected to serve for an indefinite term. The Company has standing audit, nominating and compensation committees, each comprised of its Directors who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Company's accounting and financial reporting processes and the audits of the Funds' financial statements and (ii) to assist in the Board's oversight of the integrity of the Funds' financial statements, the Funds' compliance with legal and regulatory requirements and the register public accounting firm's qualifications, independence and performance. The Company's nominating committee is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the Nominating Committee Charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of each Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor West, New York, New York 10166, which includes information regarding the recommended nominee as specified in the Nominating Committee Charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Company also has a standing pricing committee comprised of any one Director. The function of the pricing committee is to assist in valuing the Funds' investments. The audit committee met four times and the nominating and compensation committees each met once during the fiscal year ended October 31, 2004. The pricing committee did not meet during the last fiscal year.

The table below indicates the dollar range of each Director's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2004.

	Joseph S. DiMartino	James M. Fitzgibbons	J. Tomlinson Fort	Kenneth A. Himmel	Stephen J. Lockwood	Roslyn M. Watson	Benaree Pratt Wiley
S&P 500 Index Fund	None	None	None	None	None	None	None
Bond Index Fund	None	None	None	None	None	None	None
Balanced Fund	None	None	None	None	None	None	None

	Joseph S. DiMartino	James M. Fitzgibbons	J. Tomlinson Fort	Kenneth A. Himmel	Stephen J. Lockwood	Roslyn M. Watson	Benaree Pratt Wiley
Disciplined Stock Fund	None	$10,001 - $50,000	None	None	None	None	None
Large Company Stock Fund	None	None	None	None	None	None	None
Limited Term Income Fund	None	None	None	None	None	None	None
Midcap Stock Fund	None	None	None	None	None	None	None
Small Cap Value Fund	$1 - $10,000	None	None	None	None	None	None
Tax Managed Growth Fund	None	None	None	None	None	None	None
Aggregate Holdings of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member	Over $100,000	Over $100,000	$10,001-$50,000	None	None	None	None

As of December 31, 2004, none of the Directors or their immediate family members owned securities of the Manager, the Sub-Adviser, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager, the Sub-Adviser, or the Distributor.

Officers of the Company

STEPHEN E. CANTER, <u>President since March 2000</u>. Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 93 investment companies (comprised of 186 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member, of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, <u>Executive Vice President since November 2002</u>. Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 93 investment companies (comprised of 186 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, <u>Vice President since March 2000</u>. Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, <u>Secretary since March 2000</u>. Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director - Mutual Fund Accounting of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

JAMES BITETTO, <u>Assistant Secretary since October 2004</u>. Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 4 investment companies (comprised of 23 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since December 1996.

JEFF PRUSNOFSKY, <u>Assistant Secretary since March 2000</u>. Associate General Counsel of Dreyfus, and an officer of 26 investment companies (comprising of 88 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since October 1990.

MICHAEL A. ROSENBERG, <u>Assistant Secretary since March 2000</u>. Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 195 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

RICHARD CASSARO, <u>Assistant Treasurer since August 2003.</u> Senior Accounting Manager - Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 45 years old and has been an employee of Dreyfus since September 1982.

ERIK D. NAVILOFF, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 19 investment companies (comprised of 74 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT S. ROBOL, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 39 investment companies (comprised of 85 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

KENNETH J. SANDGREN, <u>Assistant Treasurer since November 2001</u>. Mutual Funds Tax Director of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

ROBERT J. SVAGNA, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since July 2002</u>.   Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since October 2004</u>. Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Director and officer of the Company is 200 Park Avenue, New York, New York 10166.

The Company's Directors and officers, as a group, owned less than 1% of each Fund's voting securities outstanding on February 3, 2005. See "Information About the Company and Funds" for a list of shareholders known by the Company to own of record 5% or more of a Fund's outstanding voting securities as of February 3, 2005.

No officer or employee of the Distributor (or of any parent, subsidiary or affiliate thereof) receives any compensation from the Company for serving as an officer or Director of the Company. The Dreyfus/Laurel Funds pay each Director/Trustee who is not an "interested person" of the Company (as defined in the 1940 Act) $40,000 per annum, plus $5,000 per joint Dreyfus/Laurel Funds Board meeting attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone. The Dreyfus/Laurel Funds also reimburse each Director/Trustee who is not an "interested person" of the Company (as defined in the 1940 Act) for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund.

In addition, the Company currently has one Emeritus Board member who is entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to them as a Board member.

The aggregate amounts of fees and expenses received by each current Director from the Company for the fiscal year ended October 31, 2004, and from all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) during the year ended December 31, 2004, were as follows:

Name of Director	Aggregate Compensation From the Company[*]	Total Compensation From the Company and Fund Complex Paid To Director[**]
Joseph S. DiMartino	$30,000	$874,125 (193)
James Fitzgibbons	$23,833	$96,000 (23)
J. Tomlinson Fort	$24,000	$96,000 (23)
Kenneth A. Himmel	$20,333	$88,00 (23)
Stephen J. Lockwood	$22,166	$97,500 (23)
Roslyn M. Watson	$24,000	$96,000 (23)
Benaree Pratt Wiley	$24,000	$95,500 (23)

MANAGEMENT ARRANGEMENTS

The following information supplements and should be read in conjunction with the sections in the relevant Fund's Prospectus entitled "Expenses" and "Management."

Investment Adviser. Dreyfus (also referred to as the Manager) is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon"). Mellon is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

Management Agreement. Dreyfus serves as investment adviser for each Fund pursuant to an Investment Management Agreement (the "Management Agreement") between Dreyfus and

---

[*] Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are paid directly by the Manager to the non-interested Directors. Amount does not include reimbursed expenses for attending Board meetings, which amounted to $6,116 for the Company.

[**] Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Funds, for which the Directors served.

the Company, subject to the overall authority of the Board of Directors in accordance with Maryland law. Pursuant to the Management Agreement, Dreyfus provides, or arranges for one or more third parties to provide, investment advisory, administrative, custody, fund accounting and transfer agency services to the Fund. As investment adviser, Dreyfus manages each Fund by making investment decisions based on the Fund's investment objective, policies and restrictions. As to each Fund, the Management Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the outstanding voting securities of such Fund, provided that in either event the continuance also is approved by a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company or Dreyfus, by vote cast in person at a meeting called for the purpose of voting on such approval. As to each Fund, the Management Agreement is terminable without penalty, on 60 days' notice, by the Company's Board, by vote of the holders of a majority of such Fund's shares, or by Dreyfus. The Management Agreement will terminate automatically, as to the relevant Fund, in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of Dreyfus: Stephen E. Canter, Chairman of the Board, Chief Executive Officer and Chief Operating Officer; Michael G. Millard, President and a director; Stephen R. Byers, Chief Investment Officer, Vice Chairman and a director; J. Charles Cardona, Vice Chairman and a director; J. David Officer, Vice Chairman and a director; Ronald P. O'Hanley III, Vice Chairman and a director; Diane P. Durnin, Executive Vice President; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Lisa A. Fox, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Angela E. Price, Vice President; Theodore A. Schachar, Vice President-Tax; Alex G. Sciulli, Vice President; Wendy H. Strutt, Vice President; William H. Maresca, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Assistant Secretary; Steven F. Newman, Assistant Secretary; and Steven G. Elliott, David F. Lamere, Martin G. McGuinn and Richard W. Sabo, directors.

Dreyfus maintains office facilities on behalf of each Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to each Fund. Dreyfus may pay the Distributor for shareholder services from Dreyfus' own assets, including past profits, but not including the management fee paid by the Fund. The Distributor may use part or all of such payments to pay Agents (as defined below) in respect of these services. Dreyfus also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate. With respect to Tax Managed Growth Fund, Sarofim & Co., using its own assets, including past profits, but not including the sub-investment advisory fee paid by Dreyfus, reimburses Dreyfus for a portion of any advertising and promotional expenditures made from the Dreyfus' own resources.

Sub-Investment Adviser. With respect to the Tax Managed Growth Fund, Dreyfus has entered into a Sub-Investment Advisory Agreement with Sarofim & Co. (the "Sub-Advisory Agreement"). Sarofim & Co., located at Two Houston Center, Suite 2907, Houston, Texas 77010, is a registered investment adviser formed in 1958. As of December 31, 2004, Sarofim & Co. managed approximately $43.2 billion assets for numerous discretionary accounts and provided investment advisory services to four other registered investment companies having aggregate assets of approximately $6.4 billion. Sarofim & Co., subject to the supervision and approval of Dreyfus, provides investment advisory assistance and day-to-day management of the Tax Managed Growth Fund's investments as well as investment research and statistical information, pursuant to the Sub-Advisory Agreement, subject to the overall authority of the Board in accordance with Maryland law. The Sub-Advisory Agreement is subject to annual approval by (i) the Company's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Tax Managed Growth Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company or Sarofim & Co., by vote cast in person at a meeting called for the purpose of voting on such approval. The Sub-Advisory Agreement is terminable without penalty (i) by Dreyfus on 60 days' notice, (ii) by the Company's Board or by vote of the holders of a majority of the Fund's outstanding voting securities on 60 days' notice, or (iii) by Sarofim & Co. upon not less than 90 days' notice. The Sub-Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

The following persons are officers and/or directors of Sarofim & Co.: Fayez S. Sarofim, Chairman of the Board and President; Raye G. White, Executive Vice President, Secretary, Treasurer and a director; Russell M. Frankel, William K. McGee, Jr., Charles E. Sheedy and Ralph B. Thomas, Senior Vice Presidents; and Satish K. Gupta, Alice M. Youngblood, Christopher B. Sarofim, Mary L. Porter, Catherine P. Crain, David L. Pesikoff, Reynaldo Reza, Elizabeth S. Robison, Manisha A. Thakor and W. Gentry Lee, Jr., Vice Presidents; and Robert M. Hopson II, Vice President and Assistant Secretary.

Portfolio Management. Dreyfus manages each Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Company's Board. Sarofim & Co. provides day-to-day management of the investments of the Tax Managed Growth Fund, subject to the supervision of Dreyfus and the Company's Board. Dreyfus (or the Sub-Adviser, if applicable) is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Board to execute purchases and sales of securities. Dreyfus uses a passive investment management approach to manage the portfolios of the S&P 500 Index Fund and Bond Index Fund, attempting to duplicate the performance of the Fund's respective benchmark index through the use of statistical procedures. The portfolio managers of the other Funds are as follows:

Fund	Portfolio Manager
Disciplined Stock Fund	Sean P. Fitzgibbon
	Martin D. Stephan
Balanced Fund	Emerson Tuttle
	Elizabeth Slover
	Catherine Powers
	Christopher Pellegrino
Large Company Stock Fund	Sean P. Fitzgibbon
	Martin D. Stephan

Fund	Portfolio Manager
Limited Term Income Fund	Christopher Pellegrino
Midcap Stock Fund	John O'Toole
Small Cap Value Fund	Mark Sikorski
Tax Managed Growth Fund	Fayez S. Sarofim
	Charles E. Sheedy
	Christopher B. Sarofim
	Catherine P. Crain

Dreyfus and Sarofim & Co. each maintain research departments with professional portfolio managers and securities analysts who provide research services for the Funds and for other funds advised by Dreyfus or Sarofim & Co.

In approving the current Management Agreement and, with respect to the Tax Managed Growth Fund, the Sub-Advisory Agreement, the Board considered, with respect to each Fund, as applicable, a number of factors, including the nature and quality of the services provided by the Manager and the Sub-Adviser; the investment philosophy and investment approach as applied to the Funds by the Manager and the Sub-Adviser; the investment management expertise of the Manager and the Sub-Adviser in respect of the Funds' investment strategies; the personnel, resources and experience of the Manager and the Sub-Adviser; the Funds' performance history and the management fees paid to the Manager and the Sub-Adviser relative to those of mutual funds with similar investment objectives, strategies and restrictions; the Manager's costs of providing services under the Management Agreement and the Sub-Adviser's costs of providing services under the Sub-Advisory Agreement; the relationship between the fees paid to the Manager under the Management Agreement and the Company's Distribution and Service Plans; and ancillary benefits the Manager or the Sub-Adviser may receive from its relationship with the Company.

Mellon and its affiliates may have deposit, loan and commercial banking or other relationships with the issuers of securities purchased by a Fund. Dreyfus has informed the Company that in making its investment decisions it does not obtain or use material inside information that Mellon or its affiliates may possess with respect to such issuers.

The Company, the Manager, the Sub-Adviser, and the Distributor each have adopted a Code of Ethics that permits its personnel, subject to such respective Code of Ethics, to invest in securities, including securities that may be purchased or held by a Fund. The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager. In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Manager's Code of Ethics and also are subject to the oversight of Mellon's Investment Ethics Committee. Portfolio managers and other investment personnel who comply with the preclearance and disclosure procedures of the Manager's Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Expenses. Under the Management Agreement, each Fund has agreed to pay Dreyfus a monthly fee at the annual rate as follows:

Name of Fund	Fee as a Percentage of Average Daily Net Assets
S&P 500 Index Fund	.20%
Bond Index Fund	.15%
Disciplined Stock Fund	.90%
Balanced Fund	1.00%
Large Company Stock Fund	.90%
Limited Term Income Fund	.60%
Midcap Stock Fund	1.10%
Small Cap Value Fund	1.25%
Tax Managed Growth Fund	1.10%

Dreyfus pays all of the Funds' expenses, except brokerage fees, taxes, interest, fees and expenses of the non-interested Directors (including counsel fees), Rule 12b-1 fees (if applicable) and extraordinary expenses. Although Dreyfus does not pay for the fees and expenses of the Company's non-interested Directors (including counsel fees), Dreyfus is contractually required, with respect to each Fund, to reduce its investment management fee by an amount equal to the Fund's allocable share of such fees and expenses. From time to time, Dreyfus may voluntarily waive a portion of the investment management fees payable by a Fund, which would have the effect of lowering the expense ratio of the Fund and increasing return to the Fund's investors. Expenses attributable to a particular Fund are charged against the assets of that Fund; other expenses of the Company are allocated among the Funds (and classes thereof, if applicable) on the basis determined by the Board, including, but not limited to, proportionately in relation to the net assets of each Fund (or each class thereof, if applicable).

For the fiscal years ended October 31, 2002, 2003 and 2004, the management fees paid by each indicated Fund to Dreyfus were as follows:

	Management Fee Paid		
Name of Fund	2002	2003	2004
S&P 500 Index Fund	$2,562,011	$2,494,485	$2,667,947
Bond Index Fund	$248,917	$488,054	$573,508
Disciplined Stock Fund	$18,890,321	$12,963,777	$12,230,304[1]
Balanced Fund	$7,445,591	$4,472,994	$3,225,198[2]
Large Company Stock Fund	$2,066,252	$1,540,948	$1,533,590[3]
Limited Term Income Fund	$348,032	$440,257	$394,576
Midcap Stock Fund	$2,770,647	$2,538,537	$2,991,660
Small Cap Value Fund	$305,217	$401,547	$1,216,281
Tax Managed Growth Fund	$3,571,786	$3,039,002	$3,087,545

Dreyfus has agreed to pay Sarofim & Co., out of the fee Dreyfus receives from the Tax Managed Growth Fund, an annual fee of .30% of the value of the Tax Managed Growth Fund's average daily net assets, as compensation for its sub-investment advisory services to the Fund. For the fiscal years ended October 31, 2002, 2003 and 2004, Dreyfus paid Sarofim & Co. $974,124, $828,819 and $842,455, respectively, pursuant to the Sub-Advisory Agreement.

Distributor. The Distributor, a wholly-owned subsidiary of Dreyfus located at 200 Park Avenue, New York, New York 10166, serves as each Fund's distributor on a best efforts basis pursuant to an agreement with the Company which is renewable annually. Dreyfus may pay the Distributor for shareholder services from Dreyfus' own assets, including past profits but not including the management fees paid by the Funds. The Distributor may use part or all of such payments to pay certain banks, securities brokers or dealers and other financial institutions ("Agents") for these services. The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds.

---

[1] For the fiscal year ended October 31, 2004, the management fee payable by Disciplined Stock Fund to Dreyfus amounted to $12,230,304, which was reduced by $990,694 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $11,239,635.

[2] For the fiscal year ended October 31, 2004, the management fee payable by Balanced Fund to Dreyfus amounted to $3,225,198, which was reduced by $235,699 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $2,989,499.

[3] For the fiscal year ended October 31, 2004, the management fee payable by Large Company Stock Fund amounted to $1,533,590, which was reduced by $124,924 pursuant to an undertaking by Dreyfus, resulting in a net management fee of $1,408,666.

The Distributor compensates certain Agents for selling Class A and Class T shares subject to a contingent deferred sales charge ("CDSC") and Class B and Class C shares of Dreyfus Premier Funds at the time of purchase from its own assets. The proceeds of the CDSC and fees pursuant to the Company's Distribution and Service Plans (as described below), in part, are used to defray these expenses. The Distributor also may act as an Agent and retain sales loads and CDSCs and Distribution Plan and Service Plan fees. With respect to Fund shares subject to a CDSC or Distribution Plan issued to shareholders in exchange for shares originally issued by a series of The Bear Stearns Funds (the "Acquired Fund"), the proceeds of any CDSC and fees pursuant to the Distribution Plan are payable to the Acquired Fund's former distributor to defray the expenses it incurred in connection with the sale of such shares when originally issued by the Acquired Fund. For Class C shares, such Distribution Plan fees will be paid to the Acquired Fund's former distributor for a period not to exceed one year from the date the Acquired Fund originally issued the shares exchanged for the Class C shares of a Fund.

The amounts retained by the Distributor from sales loads and from CDSCs, as applicable, for the fiscal years ended October 31, 2002, 2003 and 2004, are as follows:

Name of Fund/Class	Fiscal Year Ended 2002	Fiscal Year Ended 2003	Fiscal Year Ended 2004
Balanced Fund			
Class A	$20,425	$21,328	$18,056
Class B	$722,988	$445,516	$279,352
Class C	$2,911	$1,743	$1,827
Class T	$254	$94	$27
Large Company Stock Fund			
Class A	$8,324	$4,634	$4,166
Class B	$347,821	$174,167	$117,714
Class C	$10,967	$1,879	$635
Class T	$272	$145	$157
Limited Term Income Fund			
Class A	$20,198	$18,551	$8,059
Class B	$51,948	$88,268	$62,973
Class C	$6,536	$6,757	$3,858
Midcap Stock Fund			
Class A	$40,041	$37,025	$15,454
Class B	$136,555	$142,587	$98,856
Class C	$2,321	$3,452	$2,831
Class T	$124	$80	$38
Small Cap Value Fund			
Class A	$25,072	$13,402	$49,360
Class B	$51,381	$59,675	$33,991
Class C	$4,197	$9,857	$5,983
Class T	$417	$1,059	$606
Tax Managed Growth Fund			

Name of Fund/Class	Fiscal Year Ended 2002	Fiscal Year Ended 2003	Fiscal Year Ended 2004
Class A	$64,797	$28,202	$21,811
Class B	$718,334	$431,752	$346,267
Class C	$20,900	$13,451	$10,118
Class T	$1,082	$668	$553

The Distributor may pay Agents that have entered into agreements with the Distributor a fee based on the amount invested through such dealers in Fund shares by employees participating in qualified or non-qualified employee benefit plans including pension, profit-sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs"). Generally, the Distributor may pay such Agents a fee of up to 1% of the amount invested through the Agents. The Distributor, however, may pay Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from the Fund, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Agent for more information regarding any such fee payable to the Agent.

Dreyfus or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of a Fund or provide other services. Such payments are in addition to any sales charges and/or 12b-1 fees paid by a Fund. These additional payments may be made to Agents, including affiliates that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Agent. Cash compensation also may be paid to Agents for inclusion of a Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for an Agent to recommend or sell shares of a Fund to you. Please contact your Agent for details about any payments they may receive in connection with the sale of Fund shares or the provision of services to a Fund.

From time to time, Dreyfus or the Distributor also may provide cash or non-cash compensation to Agents in the form of: occasional gifts; occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of Dreyfus, 200 Park Avenue, New York, New York 10166, is the Company's transfer and dividend disbursing agent. Under a transfer agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for each Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these

B-53

services, the Transfer Agent receives a monthly fee from Dreyfus pursuant to the Company's unitary fee structure, which fee is computed on the basis of the number of shareholder accounts it maintains for each Fund during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank, One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, acts as custodian for the investments of each Fund. The custodian has no part in determining the investment policies of a Fund or which securities are to be purchased or sold by the Funds. Under a custody agreement with the Company, the custodian holds the Funds' securities and keeps all necessary accounts and records. For its custody services, the custodian receives a monthly fee from Dreyfus pursuant to the Company's unitary fee structure, which fee is based on the market value of each respective Fund's assets held in custody and receives certain securities transaction charges.

HOW TO BUY SHARES

The following information supplements and should be read in conjunction with the sections in the relevant Fund's Prospectus entitled "Shareholder Guide," "Account Policies," "Services for Fund Investors," "Instructions for Regular Accounts," and "Instructions for IRAs."

S&P 500 Index Fund and Disciplined Stock Fund only--General. Shares of these Funds are sold without a sales charge. The Fund reserves the right to reject any purchase order.

With respect to the S&P 500 Index Fund, the minimum initial investment is $5,000 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs), Coverdell Education Savings Accounts and 403(b)(7) Plans with only one participant. For all other accounts, the minimum initial investment for shares of the S&P 500 Index Fund is $10,000. Subsequent investments must be at least $1,000 (or at least $100 in the case of persons who have held shares of the S&P 500 Index Fund since September 14, 1995). There is no minimum on subsequent purchases for holders of shares of the S&P 500 Index Fund in an account for a Dreyfus-sponsored Keogh Plan, IRA or 403(b)(7) Plan with only one participant which has been open since September 14, 1995.

With respect to the Disciplined Stock Fund, the minimum initial investment is $2,500, or $1,000 if you are a client of an Agent which maintains an omnibus account in the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments must be at least $100. However, the minimum initial investment for shares of the Disciplined Stock Fund is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases (only after the first year for Education Savings Accounts). For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Company's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment is $1,000. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum initial investment requirements to Board members of a Fund advised by the Manager or its affiliates, including members of the Company's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically allocated to the Fund.

The initial investment must be accompanied by the Account Application. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Shares of the Disciplined Stock Fund also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Management understands that some Agents may impose certain conditions on their clients which are different from those described in the relevant Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements – Distributor," Agents may receive revenue sharing payments from Dreyfus or the Distributor. The receipt of such payments could create an incentive for an Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to a Fund. You should consult your Agent in this regard.

Shares of these Funds are sold on a continuous basis at the NAV per share next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. NAV per share is determined as of the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time), on days the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share is computed by dividing the value of the Fund's net assets (i.e., the value of its assets less liabilities) by the total number of Fund shares outstanding. For information regarding the methods employed in valuing the Funds' investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other authorized entity to receive orders on behalf of a Fund by the close of trading on the floor of the NYSE on a business day, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on the next business day, except where shares are purchased through a dealer as provided under "Purchases Through a Selected Dealer" below.

Bond Index Fund only – General. The Bond Index Fund offers Investor shares and BASIC shares. (Investor shares and BASIC shares of the Fund were formerly called Institutional shares and Retail shares, respectively.) Investor shares and BASIC shares are identical, except as to the services offered to, the expenses borne by, and the minimum purchase and account balance maintenance requirements of, each Class. Investor shares and BASIC shares are offered to any investor. You should consult your Agent to determine which Class of shares is offered by the Agent. You may be charged a fee if you effect transactions in Bond Index Fund shares through an Agent. Unless the Fund is otherwise instructed, new purchases by existing shareholders will be in the same Class of shares that the shareholder then holds. The Fund reserves the right to reject any purchase order.

With respect to the Bond Index Fund, the minimum initial investment for BASIC shares is $10,000. The minimum initial investment for Investor shares is $2,500, or $1,000 if you are a client of an Agent which maintains an omnibus account in the Investor shares Class of the Fund and has made an aggregate minimum initial purchase for its customers of $2,500. Subsequent investments for BASIC shares must be at least $1,000 (or at least $100 in the case of persons who have held BASIC shares since August 14, 1997) and for Investor shares must be at least $100. However, the minimum initial investment for BASIC shares with respect to Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs), and 403(b)(7) Plans with only one participant is $5,000; subsequent investments for BASIC shares with respect to such accounts must be at least $1,000 (with no minimum on subsequent purchases by holders of BASIC shares in such accounts open since August 14, 1997). However, the minimum initial investment for Investor shares is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Education Savings Accounts, with no minimum for subsequent purchases (only after the first year for Education Savings Accounts). The initial investment must be accompanied by the Account Application. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Company's Board, or the spouse or minor child of any of the foregoing, the minimum initial investment for Investor shares is $1,000. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment for Investor shares is $50. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Investor shares of the Fund also are offered without regard to the minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan pursuant to the Dreyfus Step Program described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals.

You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Management understands that some Agents may impose certain conditions on their clients which are different from those described in the Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements – Distributor," Agents may receive revenue sharing payments from Dreyfus or the Distributor. The receipt of such payments could create an incentive for an Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to a Fund. You should consult your Agent in this regard.

BASIC shares and Investor shares of the Bond Index Fund are sold on a continuous basis at the NAV per share next determined after an order in proper form is received by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund. NAV per share is determined as of the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time), on days the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of Fund shares of such Class outstanding. For information regarding the methods employed in valuing the Fund's investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other authorized entity to receive orders on behalf of the Fund by the close of trading on the floor of the NYSE on a business day, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the NAV determined as of the close of trading on the floor of the NYSE on the next business day, except where shares are purchased through a dealer as provided under "Purchases Through a Selected Dealer" below.

Dreyfus Premier Funds only--General. Each Dreyfus Premier Fund offers Class A, Class B, Class C, Class R and Class T (except, Limited Term Income Fund) shares. Class A shares, Class B shares, Class C shares and Class T shares of the Dreyfus Premier Funds may be purchased only by clients of Agents, including the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Agent. Each Fund reserves the right to reject any purchase order.

Class R shares are offered only to (i) bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold shares of a Fund distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for Retirement Plans and SEP-IRAs. Class R shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. In addition, except as noted below, holders of Class R shares of a Dreyfus Premier Fund who have held their shares since June 5, 2003 may continue to purchase Class R shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so. Only holders of Restricted shares of the Large Company Stock Fund may continue to purchase Class R shares of that Fund (whether or not they would otherwise be eligible to do so). Institutions effecting transactions in Class R shares of the accounts of their clients may charge their clients direct fees in connection with such transactions.

When purchasing shares of a Dreyfus Premier Fund, you must specify which Class is being purchased. The decision as to which Class of shares is most beneficial to you depends on the amount and the intended length of your investment. Please refer to the respective Fund's Prospectus for a further discussion of those factors.

Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Agents may impose certain conditions on their clients which are different from those described in the relevant Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. As discussed under "Management Arrangements – Distributor," Agents may receive revenue sharing payments from Dreyfus or the Distributor. The receipt of such payments could create an incentive for an Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to a Fund.

The minimum initial investment in a Fund is $1,000. Subsequent investments must be at least $100. However, the minimum initial investment is $750 for Dreyfus-sponsored Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working souse, Roth IRAs, SEP-IRAs and rollover IRAs) and 403(b)(7) Plans with only one participant and $500 for Dreyfus-sponsored Coverdell Education Savings Accounts, with no minimum for subsequent purchases (only after the first year for Coverdell Education Savings Accounts). The initial investment must be accompanied by the Account Application. The Company reserves the right to offer Fund shares without regard to minimum purchase requirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to the Company. The Company reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed annually to certain Retirement Plans. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in the Fund by a Retirement Plan. Participants and plan sponsors should consult their tax advisers for details.

Shares of each Dreyfus Premier Fund also may be purchased through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Shares of each Dreyfus Premier Fund are sold on a continuous basis. NAV per share is determined as of the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time), on days the NYSE is open for regular business. For purposes of determining NAV, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the NYSE. NAV per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. For information regarding the methods employed in valuing the Funds' investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of trading on the floor of the NYSE (usually 4:00 p.m., Eastern time) on a business day, Fund shares will be purchased at the public offering price determined as of the closing of trading on the floor of the NYSE on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the NYSE on the next business day, except where shares are purchased through a dealer as provided under "Purchases Through a Selected Dealer" below.

<u>Dreyfus Premier Funds--Class A Shares</u>. The public offering price for Class A shares is the NAV per share of that Class plus (except for the Limited Term Income Fund, and shareholders beneficially owning Class A shares of the Balanced Fund on November 30, 1996, or Investor shares of the Large Company Stock Fund or Midcap Stock Fund on January 15, 1998) a sales load as shown below:

Total Sales Load* – Class A of each Dreyfus
Premier Fund, except Limited Term Income Fund

Amount of Transaction	As a % of offering price per share	Dealers' Reallowance as a % of offering price
Less than $50,000	5.75	5.00
$50,000 to less than $100,000	4.50	3.75
$100,000 to less than $250,000	3.50	2.75
$250,000 to less than $500,000	2.50	2.25
$500,000 to less than $1,000,000	2.00	1.75
$1,000,000 or more	-0-	-0-

*   Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

For shareholders who opened Balanced Fund accounts after December 19, 1994, and who beneficially owned Class A shares of the Balanced Fund on November 30, 1996, the public offering price for Class A shares of the Balanced Fund is the NAV per share of that Class plus a sales load as shown below:

Amount of Transaction	As a % of offering price per share*	Dealers' Reallowance as a % of offering price
Less than $50,000	4.50	4.25
$50,000 to less than $100,000	4.00	3.75
$100,000 to less than $250,000	3.00	2.75
$250,000 to less than $500,000	2.50	2.25
$500,000 to less than $1,000,000	2.00	1.75
$1,000,000 or more	-0-	-0-

---

* Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Holders of Class A accounts of the Balanced Fund as of December 19, 1994 and holders of Investor shares of the Large Company Stock Fund and Midcap Stock Fund as of January 15, 1998 may continue to purchase Class A shares of such Fund at NAV. However, investments by such holders in other funds advised by Dreyfus will be subject to any applicable front-end sales load. Omnibus accounts will be eligible to purchase Class A shares of the Large Company Stock Fund and Midcap Stock Fund without a front-end sales load only on behalf of their customers who held Investor shares of the respective Fund through such omnibus account on January 15, 1998.

The public offering price of Class A shares of the Limited Term Income Fund is the NAV per share of that Class plus (except for shareholders beneficially owning Class A shares of the Fund on December 19, 1994) a sales load as shown below:

Total Sales Load* – Class A of
Limited Term Income Fund only

Amount of Transaction	As a % of offering price per share	Dealers' Reallowance as a % of offering price
Less than $100,000	3.00	2.75

Total Sales Load* – Class A of
Limited Term Income Fund only

Amount of Transaction	As a % of offering price per share	Dealers' Reallowance as a % of offering price
$100,000 to less than $250,000	2.75	2.50
$250,000 to less than $500,000	2.25	2.00
$500,000 to less than $1,000,000	2.00	1.75
$1,000,000 or more	-0-	-0-

---

*   Due to rounding, the actual sales load you pay may be more or less than that calculated using these percentages.

Holders of Class A accounts of the Limited Term Income Fund as of December 19, 1994 may continue to purchase Class A shares of such Fund at NAV. However, investments by such holders in other funds advised by Dreyfus will be subject to any applicable front-end sales load.

There is no initial sales charge on purchases of $1,000,000 or more of Class A shares. However, if you purchase Class A shares without an initial sales charge as part of an investment of at least $1,000,000 and redeem all or a portion of those shares within one year of purchase, a CDSC of 1% will be assessed at the time of redemption. The Distributor may pay Agents an amount up to 1% of the NAV of Class A shares purchased by their clients that are subject to a CDSC. The terms contained below under "How to Redeem Shares - Contingent Deferred Sales Charge - Class B Shares" (other than the amount of the CDSC and time periods) and "How to Redeem Shares - Waiver of CDSC" are applicable to the Class A shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class A shares.

The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account trust estate or a single fiduciary account (including a pension, profit-sharing, or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k) and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided, that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

Set forth below is an example of the method of computing the offering price of the indicated Fund's Class A shares. The example assumes a purchase of Class A shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the NAV of the Fund's Class A shares on October 31, 2004:

	Balanced Fund	Large Company Stock Fund	Midcap Stock Fund	Small Cap Value Fund	Tax Managed Growth Fund
NAV Per Share	$12.31	$19.27	$18.02	$20.19	$15.26
Per Share Sales Charge – Class A- 5.75%* of offering price (6.10% of NAV per share)	$0.75	$1.18	$1.10	$1.23	$0.93
Per Share Offering Price to the Public	$13.06	$20.45	$19.12	$21.42	$16.19

* Class A shares of the Balanced Fund purchased by shareholders beneficially owning Class A shares of the Fund on November 30, 1996, but who opened their accounts after December 19, 1994, are subject to a different sales load schedule as described above.

	Limited Term Income Fund
NAV Per Share	$11.57
Per Share Sales Charge – Class A- 3.00% of offering price (3.10% of NAV per share)	$0.36
Per Share Offering Price to the Public	$11.93

Full-time employees of NASD member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program (if Fund shares are offered to such plans or programs), or for their spouses or minor children, at NAV, provided that they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at NAV. In addition, Class A shares are offered at NAV to full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager or its affiliates, including members of the Company's Board, or the spouse or minor child of any of the foregoing.

Class A shares are offered at NAV without a sales load to employees participating in Retirement Plans. Class A shares also may be purchased (including by exchange) at NAV without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a Dreyfus-sponsored qualified retirement plan or a Dreyfus-sponsored 409(b)(7) plan, provided that, at the time of such distribution, such plan invested all or a portion of its assets in funds in the Dreyfus Premier Family of Funds or the Dreyfus Family of Funds, or certain funds advised by Founders Asset Management LLC ("Founders"), an indirect subsidiary of Dreyfus or certain other products made available by the Distributor to such plans.

Class A shares may be purchased at NAV through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

Class A shares also may be purchased at NAV, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States and (ii) a State, county or city or instrumentality thereof.

Dreyfus Premier Funds--Class B Shares. The public offering price for Class B shares is the NAV per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described in the relevant Dreyfus Premier Fund's Prospectus and in this Statement of Additional Information under "How to Redeem Shares--Contingent Deferred Sales Charge--Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

Class B shares of a Fund acquired by shareholders in exchange for Class B shares originally issued by the Acquired Fund before December 1, 2003 are subject to different CDSC and conversion to Class A schedules. See "How to Redeem Shares—Contingent Deferred Sales Charge—Class B Shares."

Dreyfus Premier Funds--Class C Shares. The public offering price for Class C shares is the NAV per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "How to Redeem Shares--Contingent Deferred Sales Charge--Class C Shares."

Dreyfus Premier Funds--Class R Shares. The public offering price for Class R shares is the NAV per share of that Class.

Dreyfus Premier Funds--Class T Shares. (Not offered by the Limited Term Income Fund) The public offering price for Class T shares is the net asset value per share of that Class plus a sales load as shown below:

Total Sales Load – Class T

Amount of Transaction	As a % of offering price per share	Dealers' Reallowance as a % of offering price
Less than $50,000	4.50	4.00
$50,000 to less than $100,000	4.00	3.50
$100,000 to less than $250,000	3.00	2.50
$250,000 to less than $500,000	2.00	1.75
$500,000 to less than $1,000,000	1.50	1.25
$1,000,000 or more	-0-	-0-

There is no initial sales charge on purchases of $1,000,000 or more of Class T shares. However, if you purchase Class T shares without an initial sales charge as part of an investment of at least $1,000,000 and redeem all or a portion of those sales within one year of purchase, a CDSC of 1% will be assessed at the time of redemption. The Distributor may pay Agents an amount up to 1% of the NAV of Class T shares purchased by their clients that are subject to a CDSC. The terms contained below under "How to Redeem Shares - Contingent Deferred Sales Charge - Class B shares" (other than the amount of the CDSC and time periods) and "How to Redeem Shares - Waiver of CDSC" are applicable to the Class T shares subject to a CDSC. Letter of Intent and Right of Accumulation apply to such purchases of Class T shares. Because the expenses associated with Class A shares will be lower than those associated with Class T shares, purchasers investing $1,000,000 or more in the Fund (assuming ineligibility to purchase Class R shares) generally will find it beneficial to purchase Class A shares rather than Class T shares.

The scale of sales loads applies to purchases of Class T shares made by any "purchaser," as defined above under "Class A Shares."

Set forth below is an example of the method of computing the offering price of the indicated Fund's Class T shares. The example assumes a purchase of Class T shares of the Fund aggregating less than $50,000, subject to the schedule of sales charges set forth above at a price based upon the NAV of the Fund's Class T shares on October 31, 2004:

	Balanced Fund	Large Company Stock Fund	Midcap Stock Fund	Small Cap Value Fund	Tax Managed Fund
NAV Per Share	$12.30	$19.04	$17.77	$19.99	$15.04
Per Share Sales Charge – Class T- 4.50% of offering price (4.70% of NAV per share)	$0.58	$0.89	$0.84	$0.94	$0.71
Per Share Offering Price to the Public	$12.88	$19.93	$18.61	$20.93	$15.75

Class T shares are offered at NAV without a sales load to employees participating in Retirement Plans. Class T shares also may be purchased (including by exchange) at NAV without a sales load for Dreyfus-sponsored IRA "Rollover Accounts" with the distribution proceeds from a Dreyfus-sponsored qualified retirement plan or a Dreyfus-sponsored 409(b)(7) plan, provided that, at the time of such distribution, such plan invested all or a portion of its assets in funds in the Dreyfus Premier Family of Funds or the Dreyfus Family of Funds, or certain funds advised by Founders or certain other products made available by the Distributor to such plans.

Dreyfus Premier Funds—Dealers' Reallowance--Class A and Class T Shares. The dealer reallowance provided with respect to Class A and Class T shares may be changed from time to time but will remain the same for all dealers. The Distributor, at its own expense, may provide additional promotional incentives to dealers that sell shares of funds advised by the Manager which are sold with a sales load, such as Class A and Class T shares. In some instances, these incentives may be offered only to certain dealers who have sold or may sell significant amounts of such shares.

Dreyfus Premier Funds--Right of Accumulation--Class A and Class T Shares. Reduced sales loads apply to any purchase of Class A and Class T shares by you and any related "purchaser" as defined above, where the aggregate investment including such purchase, is $50,000 or more ($100,000 or more in the case of the Limited Term Income Fund). If, for example, you previously purchased and still hold shares of a Dreyfus Premier Fund or shares of certain other funds advised by Dreyfus or Founders that are subject to a front-end sales load or a CDSC, or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 ($80,000 in the case of the Limited Term Income Fund) and subsequently purchase Class A or Class T shares of such Fund having a current value of $20,000 ($40,000 in the case of the Limited Term Income Fund), the sales load applicable to the subsequent purchase would be reduced to 4.50% (2.75% in the case of the Limited Term Income Fund) of the offering price in the case of Class A shares or 4.00% of the offering price in the case of Class T shares. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

To qualify at the time of purchase, you or your Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

Purchases Through a Selected Dealer. (All Funds) Orders for the purchase of Fund shares received by certain Agents ("Selected Dealers") by the close of trading on the floor of the NYSE on any business day and transmitted to the Distributor or its designee by the close of its business day (usually 5:15 p.m., Eastern time) will be based on the public offering price per share determined as of the close of trading on the floor of the NYSE on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day. For certain institutions that have entered into agreements with the Distributor, payment for the purchase of Fund shares may be transmitted, and must be received by the Transfer Agent, within three business days after the order is placed. If such payment is not received within three business days after the order is placed, the order may be canceled and the institution could be held liable for resulting fees and/or losses.

Dreyfus TeleTransfer Privilege. (All Funds) You may purchase shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, Fund shares will be purchased at the public offering price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the NYSE is not open for business), Fund shares will be purchased at the public offering price determined on the next bank business day following such purchase order. To qualify to use the Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer Privilege." A Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

Reopening an Account. (All Funds) You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

In-Kind Purchases. (All Funds) If the following conditions are satisfied, a Fund may at its discretion, permit the purchase of shares through an "in-kind" exchange of securities. Any securities exchanged must meet the investment objective, policies and limitations of the Fund, must have a readily ascertainable market value, must be liquid and must not be subject to restrictions on resale. The market value of any securities exchanged, plus any cash, must be at least equal to $25,000. Shares purchased in exchange for securities generally cannot be redeemed for fifteen days following the exchange in order to allow time for the transfer to settle.

The basis of the exchange will depend upon the relative NAVs of the shares purchased and securities exchanged. Securities accepted by the Fund will be valued in the same manner as the Fund values its assets. Any interest earned on the securities following their delivery to the Fund and prior to the exchange will be considered in valuing the securities. All interest, dividends, subscription or other rights attached to the securities become the property of the Fund, along with the securities. For further information about "in-kind" purchases, please call the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information.

Taxpayer ID Number. (All Funds) Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Company could subject you to a $50 penalty imposed by the Internal Revenue Service ("IRS").

Share Certificates. (All Funds) Share certificates are issued upon written request only. No certificates are issued for fractional shares.

DISTRIBUTION AND SERVICE PLANS

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Your Investment."

Class A, Class B, Class C and Class T shares of each Dreyfus Premier Fund, Investor shares of the Bond Index Fund and shares of the Disciplined Stock Fund are subject to annual fees for distribution and shareholder services.

The SEC has adopted Rule 12b-1 under the 1940 Act (the "Rule") regulating the circumstances under which investment companies such as the Company may, directly or indirectly, bear the expenses of distributing their shares. The Rule defines distribution expenses to include expenditures for "any activity which is primarily intended to result in the sale of fund shares." The Rule, among other things, provides that an investment company may bear such expenses only pursuant to a plan adopted in accordance with the Rule.

Distribution Plan. (Class A shares of the Dreyfus Premier Funds, Investor shares of the Bond Index Fund and shares of the Disciplined Stock Fund only) The Company has adopted a distribution plan pursuant to the Rule with respect to the Class A shares of each Dreyfus Premier Fund (the "Class A Plan"), whereby Class A shares of the Fund may spend annually up to 0.25% of the average of its net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares of the Fund. The

Company has adopted a distribution plan pursuant to the Rule with respect to Investor shares of the Bond Index Fund and shares of the Disciplined Stock Fund (together with the Class A Plan, each, a "Distribution Plan"), whereby the respective Fund may pay Mellon Bank and its affiliates (including but not limited to Dreyfus and the Distributor) for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of such shares at an annual rate of 0.25% of the Bond Index Fund's average daily net assets attributable to its Investor shares and 0.10% of the Disciplined Stock Fund's average daily net assets. Each Distribution Plan allows the Distributor to make payments from the Rule 12b-1 fees it collects from the Fund to compensate Agents that have entered into Selling Agreements ("Agreements") with the Distributor. Under the Agreements, the Agents are obligated to provide distribution related services with regard to the Fund and/or shareholder services to the Agent's clients that own shares of the Fund subject to the Distribution Plan. The Board of Directors believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and the holders of the relevant Class of Fund shares.

Each Distribution Plan provides that a report of the amounts expended under such Plan, and the purposes for which such expenditures were incurred, must be made to the Directors for their review at least quarterly. In addition, each Distribution Plan provides that it may not be amended to increase materially the costs which the Fund may bear for distribution pursuant to such Plan without the approval of the holders of the relevant Class of shares, and that other material amendments of the Distribution Plan must be approved by the vote of a majority of the Directors and of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company or the Distributor and who do not have any direct or indirect financial interest in the operation of the Distribution Plan, cast in person at a meeting called for the purpose of considering such amendments. Each Distribution Plan is subject to annual approval by the entire Board of Directors and by the Directors who are neither interested persons nor have any direct or indirect financial interest in the operation of the Distribution Plan, by vote cast in person at a meeting called for the purpose of voting on the Distribution Plan. Each Distribution Plan is terminable, as to the relevant Fund's shares, at any time by vote of a majority of the Directors who are not interested persons and have no direct or indirect financial interest in the operation of the Distribution Plan or by vote of the holders of a majority of the outstanding shares of such class of the Fund.

Distribution and Service Plans. (Class B, Class C and Class T shares of the Dreyfus Premier Funds only) In addition to the above described current Class A Plan for Class A shares, the Board of Directors has adopted a Service Plan (the "Service Plan") under the Rule for Class B, Class C and Class T shares, pursuant to which each Dreyfus Premier Fund pays the Distributor a fee at the annual rate of 0.25% of the value of the average daily net assets of Class B, Class C and Class T shares for the provision of certain services to the holders of Class B, Class C and Class T shares, respectively. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and providing services related to the maintenance of such shareholder accounts. With regard to such services, each Agent is required to disclose to its clients any compensation payable to it by the Fund and any other compensation payable by its clients in connection with the investment of their assets in Class B, Class C and Class T shares. The Distributor may pay one or more Agents in respect of services for these Classes of shares.

The Distributor determines the amounts, if any, to be paid to Agents under the Service Plan and the basis on which such payments are made. The Board of Directors has also adopted a distribution plan pursuant to the Rule with respect to Class B and Class C shares (the "Class B and Class C Plan") and a separate distribution plan pursuant to the Rule with respect to Class T shares (the "Class T Plan"). Pursuant to the Class B and Class C Plan, each Dreyfus Premier Fund pays the Distributor for distributing the Fund's Class B and Class C shares at an aggregate annual rate of 0.75% (0.50% in the case of the Limited Term Income Fund) of the value of the average daily net assets of Class B and Class C shares, respectively. Pursuant to the Class T Plan, each Dreyfus Premier Fund that offers Class T pays the Distributor for distributing the Fund's Class T shares at an annual rate of 0.25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more Agents in respect of advertising, marketing and other distribution services for Class T shares, and determines the amounts, if any, to be paid to Agents and the basis on which such payments are made. The Board of Directors believes that there is a reasonable likelihood that the Service Plan, the Class B and Class C Plan and the Class T Plan (each, a "Plan" and collectively, the "Plans") will benefit the Fund and the holders of Class B, Class C and Class T shares.

A quarterly report of the amounts expended under each Plan, and the purposes for which such expenditures were incurred, must be made to the Directors for their review. In addition, each Plan provides that it may not be amended to increase materially the cost which holders of Class B, Class C or Class T shares may bear pursuant to the Plan without the approval of the holders of the relevant Class of shares and that other material amendments of the Plan must be approved by the Board of Directors and by the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. Each Plan is subject to annual approval by such vote of the Directors cast in person at a meeting called for the purpose of voting on the Plan. Each Plan may be terminated, as to the relevant Fund, at any time by vote of a majority of the Directors who are not interested persons and have no direct or indirect financial interest in the operation of the Plan or in any agreements entered into in connection with the Plan or by vote of the holders of a majority of the relevant Class of shares.

Fees Under the Plans. An Agent entitled to receive compensation for selling and servicing the Fund's shares may receive different compensation with respect to one Class of shares over another. Potential investors should read this Statement of Additional Information in light of the terms governing Agreements with their Agents. The fees payable under each plan described above are payable without regard to actual expenses incurred. A Fund and the Distributor may suspend or reduce payments under any of the plans at any time, and payments are subject to the continuation of the relevant Fund's plans and the Agreements described above. From time to time, the Agents, the Distributor and the Funds may voluntarily agree to reduce the maximum fees payable under the plans.

For the fiscal year ended October 31, 2004, the Balanced Fund paid the Distributor: with respect to Class A shares, $277,571 in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $695,000 and $138,684, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $763 in distribution fees pursuant to the Class T Plan; with respect to Class B, Class C and Class T shares, $231,667, $46,228 and $763, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2004, the Large Company Stock Fund paid the Distributor: with respect to Class A shares, $238,246 in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $388,840 and $83,320, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $1,865 in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $129,613, $29,440 and $1,865, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2004, the Limited Term Income Fund paid the Distributor: with respect to Class A shares, $51,529 in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $103,733 and $54,089, respectively, in distribution fees pursuant to the Class B and Class C Plan; and with respect to Class B and Class C shares, $51,867 and $27,045, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2004, the Midcap Stock Fund paid the Distributor: with respect to Class A shares, $389,333 in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $357,650 and $123,716, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $4,092 in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $119,217, $41,239 and $4,092, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2004, the Small Cap Value Fund paid the Distributor: with respect to Class A shares, $136,440 in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $164,340 and $110,719, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $4,210 in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $54,780, $36,906 and $4,210, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2004, the Tax Managed Growth Fund paid the Distributor: with respect to Class A shares, $229,131 in distribution fees pursuant to the Class A Plan; with respect to Class B and Class C shares, $948,052 and $431,628, respectively, in distribution fees pursuant to the Class B and Class C Plan; with respect to Class T shares, $12,690 in distribution fees pursuant to the Class T Plan; and with respect to Class B, Class C and Class T shares, $316,017, $143,867 and $12,690, respectively, in service fees pursuant to the Service Plan.

For the fiscal year ended October 31, 2004, the Bond Index Fund paid Mellon Bank and the Distributor with respect to Investor shares, $540,313 in fees pursuant to the Distribution Plan.

For the fiscal year ended October 31, 2004, the Disciplined Stock Fund paid Mellon Bank and the Distributor $1,358,923 in fees pursuant to the Distribution Plan.

HOW TO REDEEM SHARES

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Shareholder Guide, " "Account Policies," "Services For Fund Investors," "Instructions for Regular Accounts" and "Instructions for IRAs."

General. (All Funds) Each Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder®, and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

If you hold shares of more than one Class of a Dreyfus Premier Fund or the Bond Index Fund, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Agent.

The Funds impose no charges (other than any applicable CDSC with respect to the Dreyfus Premier Funds) when shares are redeemed. Agents may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund's then-current NAV.

Procedures. (All Funds) You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Telephone Redemption Privilege, which is granted automatically unless you specifically refuse it by checking the applicable "No" box on the Account Application. The Telephone Redemption Privilege may be established for an existing account by a separate signed Shareholder Services Form or by oral request from any of the authorized signatories on the account by calling the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. You also may redeem shares through the Wire Redemption Privilege or the Dreyfus TeleTransfer Privilege if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. If you are a client of a Selected Dealer, you can also redeem Fund shares through the Selected Dealer. Other redemption procedures may be in effect for clients of certain Agents and institutions. The Fund makes available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. The Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. The Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs, or other retirement plans, and shares for which certificates have been issued, are not eligible for the Wire Redemption, Telephone Redemption or Dreyfus TeleTransfer Privilege.

The Telephone Redemption Privilege, the Wire Redemption Privilege, Dreyfus TeleTransfer Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone or online instructions (including the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you, or a representative of your Agent, and reasonably believed by the Transfer Agent to be genuine. The Fund will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, the Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Fund nor the Transfer Agent will be liable for following telephone or online instructions reasonably believed to be genuine.

During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone or online to request a redemption or an exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone or online redemption had been used. During the delay, the Fund's NAV may fluctuate.

Redemption Through a Selected Dealer. (All Funds) Customers of Selected Dealers may make redemption requests to their Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the floor of the NYSE (currently 4:00 p.m., Eastern time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the NYSE, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of Fund shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the NYSE on any business day and transmitted to the Distributor or its designee prior to the close of its business day (normally 5:15 p.m., Eastern time) are effected at the price determined as of the close of trading on the floor of the NYSE on that day. Otherwise, the Fund shares will be redeemed at the next determined NAV. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Telephone Redemption Privilege. (All Funds) You may request by telephone that redemption proceeds (maximum $250,000 per day) be paid by check and mailed to your address.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Wire Redemption Privilege. (All Funds) By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you (or a representative of your Agent for a Dreyfus Premier Fund) and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Company will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive wire redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Dreyfus TeleTransfer Privilege. (All Funds) You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Stock Certificates; Signatures. (All Funds) Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information.

Redemption Commitment. (All Funds) The Company has committed itself to pay in cash all redemption requests by any shareholder of record of a Fund, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of such Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amount, the Board reserves the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges would be incurred.

Suspension of Redemptions. (All Funds) The right of redemption may be suspended or the date of payment postponed (a) during any period when the NYSE is closed (other than customary weekend and holiday closings), (b) when trading in the markets the relevant Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of the Fund's investments or determination of its NAV is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect the Fund's shareholders.

Contingent Deferred Sales Charge--Class B Shares. (Dreyfus Premier Funds only) A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current NAV of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the NAV of the Class B shares redeemed does not exceed (i) the current NAV of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the NAV of your Class B shares above the dollar amount of all your payments for the purchase of Class B shares held by you at the time of redemption.

If the aggregate value of Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current NAV rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC for Class B shares, except for Class B shares of Limited Term Income Fund and certain Class B shares issued in exchange for shares originally issued by the Acquired Fund described below:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First..	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth..	1.00

The following table sets forth the rates of the CDSC for Class B shares of Limited Term Income Fund:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	3.00
Second	3.00
Third..	2.00
Fourth	2.00
Fifth	1.00
Sixth	0.00

The following table sets forth the rates of the CDSC payable to the Acquired Fund's former distributor and the conversion to Class A schedule for Class B shares of the Fund issued in exchange for Class B shares originally issued by the Acquired Fund before December 1, 2003:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	5.00
Second	4.00

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00
Seventh	0.00
Eighth	0.00*

_____

* These Class B shares will automatically convert into Class A shares at the end of the calendar quarter that is eight years after the initial purchase of the Class B shares of the Acquired Fund (applies to such Class B shares originally issued by the Acquired Fund before December 1, 2003).

In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in NAV of Class B shares above the total amounts of payments for the purchase of Class B shares made during the preceding six years (five years in the case of the Limited Term Income Fund or eight years for certain shares issued in exchange for shares originally issued by the Acquired Fund); and finally, of amounts representing the cost of shares held for the longest period.

For example, assume an investor purchased 100 shares of a Dreyfus Premier Fund at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the NAV had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represented appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (3% in the case of the Limited Term Income Fund) (the applicable rate in the second year after purchase) for a total CDSC of $9.60 ($7.20 in the case of the Limited Term Income Fund).

Contingent Deferred Sales Charge--Class C Shares. (Dreyfus Premier Funds only) A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge--Class B Shares" above.

Waiver of CDSC. (Dreyfus Premier Funds only) The CDSC may be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in Retirement Plans, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Company's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus or this Statement of Additional Information at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Reinvestment Privilege. (Dreyfus Premier Funds only) Upon written request, you may reinvest up to the number of Class A, Class B or Class T shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges. Upon reinstatement, with respect to Class B shares, or Class A or Class T shares if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the shares reinvested. The Reinvestment Privilege may be exercised only once.

SHAREHOLDER SERVICES

The following information supplements and should be read in conjunction with the sections in the relevant Fund's Prospectus entitled "Shareholder Guide, " "Account Policies" and "Services for Fund Investors."

Fund Exchanges. (All Funds) You may purchase, in exchange for shares of a Fund (other than a Dreyfus Premier Fund), shares of certain other funds managed or administered by Dreyfus or shares of certain funds advised by Founders, to the extent such shares are offered for sale in your state of residence. You may purchase, in exchange for shares of a Dreyfus Premier Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, and, with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, to the extent such shares are offered for sale in your state of residence.

Shares of other funds purchased by exchange will be purchased on the basis of relative NAV per share as follows:

A.   Exchanges for shares of funds offered without a sales load will be made without a sales load.

B.   Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D.   Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

E.   Shares of funds subject to a CDSC exchanged for shares of another fund will be subject to the higher applicable CDSC of the two funds and, for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under item D above, you or, with respect to a Dreyfus Premier Fund, your Agent acting on your behalf, must notify the Transfer Agent of your prior ownership of Fund shares and your account number.

Dreyfus Premier Fund shares subject to a CDSC also may be exchanged for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into certain other funds managed or administered by Dreyfus. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated, except for Fund shares issued in exchange for shares originally issued by the Acquired Fund, without regard to the time such shares were held in an Exchange Account; for Fund shares issued in exchange for shares originally issued by the Acquired Fund, the applicable CDSC will be calculated taking into account the time such shares were held in the Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege, Dreyfus Dividend Sweep and the Automatic Withdrawal Plan.

To request an exchange, you or your Agent acting on your behalf, must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you or a representative of your Agent and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Company reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the SEC.

Exchanges of Fund shares held by a Retirement Plan, including Class R shares of a Dreyfus Premier Fund held by a Retirement Plan, may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

During times of drastic economic or market conditions, the Company may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components--redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined NAV but the purchase order would be effective only at the NAV next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

Dreyfus Auto-Exchange Privilege. (All Funds) Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, or shares of another fund of which you are a shareholder as described above under "Fund Exchanges." This Privilege is available only for existing accounts. The amount the investor designates, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth day of the month according to the schedule the investor has selected. With respect to Fund shares held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative NAV as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Auto-Exchange transaction. Shares held under IRA and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting the Dreyfus.com website. The Company reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange and, therefore, an exchanging shareholder (other than a tax-exempt Retirement Plan) may realize a taxable gain or loss. The Fund Exchanges service or Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®. (All Funds) Dreyfus-Automatic Asset Builder® permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. To establish a Dreyfus-Automatic Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. You may cancel your participation in this Privilege or change the amount of purchase at any time by mailing written notification to the Fund and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

Dreyfus Government Direct Deposit Privilege. (All Funds) Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans' military or other payments from the U.S. Government automatically deposited into your fund account. You may deposit as much of such payments as you elect. You should consider whether Direct Deposit of your entire payment into a fund with fluctuating NAV, such as the Funds, may be appropriate for you. To enroll in Dreyfus Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Agent or by calling the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, the Company may terminate your participation upon 30 days' notice to you.

Dreyfus Payroll Savings Plan. (All Funds) Dreyfus Payroll Savings Plan permits you to purchase Fund shares (minimum of $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to the Fund. You may obtain the necessary authorization form by calling the Fund at the appropriate telephone number, as listed at the beginning of this

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Statement of Additional Information. You may change the amount of purchase or cancel the authorization only by written notification to your employer. The Company may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for this Privilege. It is the sole responsibility of your employer to arrange for transactions under the Dreyfus Payroll Savings Plan.

Dreyfus Step Program. (Disciplined Stock Fund, Investor shares of the Bond Index Fund and holders of Class A shares of the Dreyfus Premier Funds currently enrolled in the Program only) Dreyfus Step Program enables you to purchase Fund shares without regard to the Fund's minimum initial investment requirements through Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan. To establish a Dreyfus Step Program account, you must supply the necessary information on the Account Application and file the required authorization form(s) with the Transfer Agent. For more information concerning this Program, or to request the necessary authorization form(s), please call toll free 1-800-782-6620. You may terminate your participation in this Program at any time by discontinuing participation in Dreyfus-Automatic Asset Builder®, Dreyfus Government Direct Deposit Privilege or Dreyfus Payroll Savings Plan, as the case may be, as provided under the terms of such Privilege(s). The Company may modify or terminate this Program at any time. If you wish to purchase Fund shares through the Dreyfus Step Program in conjunction with a Dreyfus-sponsored retirement plan, you may do so only for IRAs, SEP-IRAs and rollover IRAs.

Dreyfus Dividend Options. (All Funds) Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from a Fund (other than a Dreyfus Premier Fund) in shares of another fund in the Dreyfus Family of Funds or shares of a fund advised by Founders or, with respect to dividends or dividends and distributions from a Dreyfus Premier Fund, in shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, and with respect to Class T shares of the Fund, Class A shares of certain Dreyfus Premier fixed-income funds, of which you are a shareholder. Shares of other funds purchased pursuant to this privilege will be purchased on the basis of relative NAV per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.   Dividends and distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

C. Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by a fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D. Dividends and distributions paid by a fund may be invested in shares of other funds that impose a CDSC and the applicable CDSC, if any, will be imposed upon redeeming such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

For more information concerning these Privileges, or to request a Dividend Options Form, please call the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. You may cancel these Privileges by mailing written notification to the Fund. To select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these privileges is effective three business days following receipt. These privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dreyfus Dividend Sweep. The Company may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for Dreyfus Dividend Sweep.

Automatic Withdrawal Plan. (All Funds) The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling the Fund at the appropriate telephone number, as listed at the beginning of this Statement of Additional Information. The Automatic Withdrawal Plan may be terminated at any time by you, the Company or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

With respect to each Dreyfus Premier Fund, no CDSC with respect to Class B or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A and Class T shares subject to a CDSC under the

Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A and Class T shares where the sales load is imposed concurrently with withdrawals of Class A and Class T shares generally are undesirable.

Certain Retirement Plans, including Dreyfus-sponsored retirement plans, may permit certain participants to establish an automatic withdrawal plan from such Retirement Plans. Participants should consult their Retirement Plan sponsor and tax adviser for details. Such a withdrawal plan is different than the Automatic Withdrawal Plan.

<u>Letter of Intent--Class A and Class T Shares</u>. (Dreyfus Premier Funds only) By signing a Letter of Intent form, you become eligible for the reduced sales load on purchases of Class A and Class T shares based on the total number of shares of Eligible Funds (as defined under "Right of Accumulation" above) purchased by you and any related "purchaser" (as defined above) in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified, the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to the aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in your account, in which case, the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A or Class T shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A or Class T shares, you must indicate your intention to do so under a Letter of Intent. Purchases pursuant to a Letter or Intent will be made at the then-current NAV plus the applicable sales load in effect at the time such Letter of Intent was submitted.

Retirement Plans and IRAs. (All Funds) The Company makes available to corporations a variety of prototype pension and profit-sharing plans, including a 401(k) Salary Reduction Plan. In addition, the Company makes available Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs, and rollover IRAs), Coverdell Education Savings Accounts, 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available.

If you wish to purchase Fund shares in conjunction with a Keogh Plan, a 403(b)(7) Plan or an IRA, including a SEP-IRA, you may request from the Distributor forms for adoption of such plans.

The entity acting as custodian for Keogh Plans, 403(b)(7) Plans or IRAs may charge a fee, payment of which could require the liquidation of shares. All fees charged are described in the appropriate form.

Shares may be purchased in connection with these plans only by direct remittance to the entity acting as custodian. Purchases for these plans may not be made in advance of receipt of funds.

You should read the prototype retirement plan and the appropriate form of custodial agreement for further details on eligibility, service fees and tax implications, and should consult a tax adviser.

DETERMINATION OF NET ASSET VALUE

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Shareholder Guide."

Valuation of Portfolio Securities. Each Fund's investments are valued on the basis of market quotations or official closing prices. Each Fund's portfolio securities, including covered call options written by a Fund, are valued at the last sale price on the securities exchange or national securities market on which such securities primarily are traded. Securities listed on the NASDAQ National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price on that day, at the last sale price. Securities not listed on an exchange or national securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked prices, except that open short positions are valued at the asked price. Bid price is used when no asked price is available. Substantially all of a Fund's fixed-income investment (excluding short-term investments) are valued by one ore more independent pricing services (the "Service") approved by the Board. Securities valued by the Service for which quoted bid prices in the judgment of the Service are readily available and are representative of the bid side of the market are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other fixed-income investments is determined by the Service based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Market quotations of foreign securities in foreign currencies are translated into U.S. dollars at the midpoint of the New York interbank market spot exchange rate as quoted on the day of such translation or, if no such rate is quoted on such date, such other quoted market exchange rate as may be determined to be appropriate by the Advisers. Forward currency contracts will be value at the current cost of offsetting the contract. If a Fund has to obtain prices as of the close of trading on various exchanges throughout the world, the calculation of net asset value may not take place contemporaneously with the determination of prices of certain of the Fund's securities. Short-term investments may be carried at amortized cots, which approximates value. Exchanges and fees, including the management fee and fees pursuant to the Distribution Plan, and the Shareholder Services Plan, if applicable, are accrued daily and taken into account for the purpose of determining the net asset value of the relevant Fund's shares. Because of the differences in operating expenses incurred by each Class of shares of a Fund, the per share net asset value of each Class of shares of a Fund will differ.

Restricted securities, as well as securities or other assets for which recent market quotations or official closing prices are not readily available, are not valued by the Service, or are determined by the Company not to reflect accurately fair value (such as when the value of a security has been materially affected by events occurring after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market) but before the Company calculates NAV), are valued at fair value as determined in good faith based on procedures approved by the Company's Board. Fair value of investments may be determined by the Company's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased or sold, and public trading in similar securities of the issuer or comparable issuers. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indices of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. The valuation of a security based on fair value procedures may differ from the security's most recent closing price, and from the prices used by other mutual funds to calculate their net asset values. Foreign securities held by a Fund may trade on days that the Fund is not open for business, thus affecting the value of the Fund's assets on days when investors have no access to the Fund. Restricted securities that are, or are convertible into, securities of the same class of other securities for which a public market exists usually will be valued at such market value less the same percentage discount at which the restricted securities were purchased. This discount will be revised periodically by the Board, if the Board members believe that it no longer reflects the value of the restricted securities. Restricted securities not of the same class as securities for which a public market exists usually be will valued initially at cost. Any subsequent adjustment from cost will be based upon considerations deemed relevant by the Board.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, OTHER DISTRIBUTIONS AND TAXES

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "Distributions and Taxes."

Dreyfus believes that each Fund has qualified for treatment as a "regulated investment company" under the Code for its most recent fiscal year. Each Fund intends to continue to so qualify if such qualification is in the best interest of its shareholders. As a regulated investment company, each Fund will pay no Federal income tax on its net investment income and net realized gains to the extent such income and gains are distributed to its shareholders. To qualify for treatment as a regulated investment company, each Fund must distribute each taxable year at least 90% of its investment company taxable net income (consisting of net investment income, the excess of net short-term capital gain over net long term capital loss and net gains from certain foreign currency transactions, all determined without regard to any deduction for dividends paid) to its shareholders and meet certain asset diversification and other requirements. If a Fund does not qualify for treatment as a regulated investment company, it will be treated for tax purposes as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

If you elect to receive dividends and other distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such distributions and all future distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Any dividend or other distribution paid shortly after your purchase may have the effect of reducing the aggregate net asset value of your shares below the cost of your investment. Such a distribution would be a return of investment in an economic sense, as described herein. In addition, if a shareholder holds shares of a Fund for six months or less and has received a capital gain distribution with respect to such shares, any loss incurred on the sale of such shares will be treated as long-term capital loss to the extent of the capital gain distribution received.

In general, dividends (other than capital gain dividends) paid by a Fund to U.S. individual shareholders may be eligible for the 15% preferential maximum tax rate to the extent that the Fund's income consists of dividends paid by U.S. corporations and certain foreign corporations on shares that have been held by the Fund for at least 61 days during the 121-day period commencing 60 days before the shares become ex-dividend. In order to be eligible for the preferential rate, the shareholder must have held his or her shares in the Fund for at least 61 days during the 121-day period commencing 60 days before the Fund shares become ex-dividend. Additional restrictions on an individual shareholder's qualification for the preferential rate may apply.

In general, dividends (but not capital gain distributions) paid by a Fund to U.S. corporate shareholders may be eligible for the dividends received deduction to the extent that the Fund's income consists of dividends paid by U.S. corporations on shares that have been held by the Fund for at least 46 days during the 91-day period commencing 45 days before the shares become ex-dividend and with respect to which the Fund satisfies certain other requirements. In order to claim the dividends received deduction, the shareholder must have held its shares in the Fund for at least 46 days during the 91-day period commencing 45 days before the Fund shares become ex-dividend. Additional restrictions on a corporate shareholder's ability to claim the dividends received deduction apply.

Distributions to you of a Fund's net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) are taxable as long-term capital gains, regardless of how long you have held your Fund shares, and also are subject to a 15% maximum federal income tax rate for individual shareholders to the extent the distributions are attributable to net capital gain the Fund recognizes on sales or exchanges of capital assets after May 5, 2003, through its last taxable year beginning before January 1, 2009. In addition, any capital gain an individual shareholder recognizes on a redemption or exchange during that period of his or her Fund shares that have been held for more than one year will qualify for that maximum rate.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, a portion of the gain or loss realized from the disposition of foreign currencies and non-U.S. dollar denominated securities (including debt instruments and certain futures or forward contracts and options) may be treated as ordinary income or loss. In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income. Finally, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by a Fund from certain forward contracts and futures and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 contracts as well as from closing transactions. In addition, any Section 1256 contracts remaining open at the end of a Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund characterized in the manner described above.

Offsetting positions held by a Fund involving certain actively traded futures or forward contracts or options may be considered, for tax purposes, to constitute "straddles." To the extent the straddle rules apply to positions established by a Fund, losses realized by the Fund on a straddle position may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by a Fund may constitute "mixed straddles." A Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If a Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively. The foregoing will not apply, however, to any transaction during any taxable year that otherwise would be treated as a constructive sale if the transaction is closed within 30 days after the end of that year and the Fund holds the appreciated financial position unhedged for 60 days after that closing (i.e., at no time during that 60-day period is the Fund's risk of loss regarding that position reduced by reason of certain specified transactions with respect to substantially identical or related property, such as having an option to sell, being contractually obligated to sell, making a short sale, or granting an option to buy substantially identical stock or securities).

If a Fund enters into certain derivatives (including forward contracts, long positions under notional principal contracts, and related puts and calls) with respect to equity interests in certain pass-thru entities (including other regulated investment companies, real estate investment trusts, partnerships, real estate mortgage investment conduits and certain trusts and foreign corporations), long-term capital gain with respect to the derivative may be recharacterized as ordinary income to the extent it exceeds the long-term capital gain that would have been realized had the interest in the pass-thru entity been held directly by the Fund during the term of the derivative contract. Any gain recharacterized as ordinary income will be treated as accruing at a constant rate over the term of the derivative contract and may be subject to an interest charge. The Treasury Department has authority to issue regulations expanding the application of these rules to derivatives with respect to debt instruments and/or stock in corporations that are not pass-thru entities.

Investment by a Fund in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, could under special tax rules affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payments. For example, a Fund could be required each year to accrue a portion of the discount (or deemed discount) at which the securities were issued and to distribute such income in order to maintain its qualification for treatment as a regulated investment company. In such case, the Fund may have to dispose of securities, which it might otherwise have continued to hold, in order to generate cash to satisfy the distribution requirements.

If a Fund invests in an entity that is classified as a "passive foreign investment company" ("PFIC") for Federal income tax purposes, the operation of certain provisions of the Code applying to PFICs could result in the imposition of Federal income taxes (and interest thereon) on the Fund. In addition, gain realized from the sale or other disposition of PFIC securities held beyond the end of a Fund's taxable year generally will be treated as ordinary income.

PORTFOLIO TRANSACTIONS

General. (All Funds) Certain of the Funds are managed by dual employees of Dreyfus and an affiliated entity in the Mellon organization. Specifically, the Bond Index Fund and Limited Term Income Fund are managed by dual employees of Dreyfus and Standish Mellon Asset Management LLC; the S&P 500 Index Fund, Midcap Stock Fund and Small Cap Value Fund are managed by dual employees of Dreyfus and Mellon Equity Associates LLP; and the Disciplined Stock Fund and Large Company Stock Fund are managed by dual employees of Dreyfus and The Boston Company Asset Management LLC. Funds managed by dual employees use the research and trading facilities, and are subject to the internal policies and procedures, of the affiliated entities. While the policies and procedures of the affiliated entities are different than those of Dreyfus, they are based on the same principles, and are substantially similar.

Dreyfus assumes general supervision over the placement of securities buy and sell orders on behalf of the funds it manages, and, in the case of Tax Managed Growth Fund, Dreyfus places such orders as a result of buy and sell decisions made by Sarofim & Co. In choosing brokers, Dreyfus evaluates the ability of the broker to execute the particular transaction (taking into account the market for the stock and the size of the order) at the best combination of price and quality of execution. In selecting brokers no factor is necessarily determinative, and seeking to obtain best execution for all trades takes precedence over all other considerations. Brokers are selected after a review of relevant criteria, which may include: the actual price to be paid for the shares; the broker's knowledge of the market for the particular stock; the broker's reliability; the broker's integrity or ability to maintain confidentiality; the broker's research capability; commission rates; the broker's ability to ensure that the shares will be delivered on settlement date; the broker's ability to handle specific orders of various size and complexity; the broker's financial condition; the broker's willingness to commit capital; and the broker's infrastructure and operational capabilities. At various times and for various reasons, certain factors will be more important than others in determining which broker to use.

Dreyfus (including its affiliated entities referred to above) has adopted written trade allocation procedures for its equity and fixed income trading desks. Under the procedures, portfolio managers and the trading desks ordinarily will seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one account. In some cases, this policy may adversely affect the price paid or received by an account, or the size of the position obtained or liquidated. Generally, bunched trades will be allocated among the participating accounts based on the number of shares designated for each account on the trade order. If securities available are insufficient to satisfy the requirements of the participating accounts, available securities generally are allocated among accounts pro rata, based on order sizes. In the case of debt securities, the pro rata allocation is based on the accounts' asset sizes. In allocating trades made on a combined basis, the trading desks seek to achieve the same net unit price of the securities for each participating account. Because a pro rata allocation may not always adequately accommodate all facts and circumstances, the trade allocation procedures allow the allocation of securities on a basis other than pro rata. For example, adjustments may be made to eliminate de minimis positions, to give priority to accounts with specialized investment policies and objectives or to consider the unique characteristics of certain accounts (e.g., available cash, industry or issuer concentration, duration, credit exposure).

Dreyfus (or the Sub-Adviser, if applicable) may deem it appropriate for one of its accounts to sell a security while another of its accounts is purchasing the same security. Under such circumstances, Dreyfus (or the Sub-Adviser, if applicable) may arrange to have the purchase and sale transaction effected directly between its accounts ("cross transactions"). Cross transactions will be effected pursuant to procedures adopted under Rule 17a-7 under the 1940 Act.

For the fiscal years ended October 31, 2002, 2003 and 2004, the amounts paid by the indicated Funds for brokerage commissions, gross spreads and concessions on principal transactions (none of which was paid directly to Dreyfus or the Distributor), were as follows:

Name of Fund	Brokerage Commissions Paid			Brokerage Concessions		
	2002	2003	2004	2002	2003	2004
Balanced Fund	$1,203,300	$684,630	$457,425	$108,328	$51,592	$66,836
Large Company Stock Fund	$349,890	$270,861	$413,642	-0-	-0-	$5,562
Limited Term Income Fund	-0-	$735	$375	-0-	-0-	-0-
Midcap Stock Fund	$ 496,646	$618,554	$692,590	-0-	-0-	-0-
Small Cap Value Fund	$ 125,374	$258,701	$748,763	$1,983	-0-	-0-
Tax Managed Growth Fund	$ 80,996	$51,117	$50,990	-0-	-0-	-0-
Disciplined Stock Fund	$3,374,184	$2,393,584	$3,321,280	-0-	-0-	$45,604
S&P 500 Index Fund	$ 39,817	$90,161	$76,021	-0-	-0-	-0-
Bond Index Fund	-0-	-0-	-0-	-0-	-0-	-0-

The brokerage commissions for certain Funds fluctuated significantly from year-to-year because of increased market volatility and increased cash flows into and out of such Funds.

The Company contemplates that, consistent with the policy of obtaining the most favorable net price, brokerage transactions may be conducted through Dreyfus or its affiliates. The Company's Board has adopted procedures in conformity with Rule 17e-1 under the 1940 Act to ensure that all brokerage commissions paid to Dreyfus or its affiliates are reasonable and fair.

During the fiscal years ended October 31, 2002, 2003 and 2004, Tax Managed Growth Fund paid an affiliate of Dreyfus brokerage commissions of $852, $0 and $0, respectively. During such years, this amounted to approximately 1%, 0% and 0%, respectively, of the aggregate brokerage commissions paid by the Fund for transactions involving approximately 3%, 0% and 0%, respectively, of the aggregate dollar amount of transactions for which the Fund paid brokerage commissions.

During the fiscal years ended October 31, 2002, 2003 and 2004, Balanced Fund paid an affiliate of Dreyfus brokerage commissions of $480, $0 and $0, respectively. During such years, this amounted to approximately 0%, in each year of the aggregate brokerage commissions paid by the Fund for transactions involving approximately 0% in each year of the aggregate dollar amount of transactions for which the Fund paid brokerage commissions.

During the fiscal years ended October 31, 2002, 2003 and 2004, Large Company Stock Fund paid an affiliate of Dreyfus brokerage commissions of $2,992, $0 and $0, respectively. During such years, this amounted to approximately 0%, 0% and 0%, respectively, of the aggregate brokerage commissions paid by the Fund for transactions involving approximately 0%, 0% and 0%, respectively, of the aggregate dollar amount of transactions for which the Fund paid brokerage commissions.

With respect to S&P 500 Index Fund, Small Cap Value Fund, Disciplined Stock Fund, Limited Term Income Fund, Bond Market Index Fund, and Midcap Stock Fund, there were no brokerage commissions paid to Dreyfus or its affiliates for such Fund's most current fiscal years.

IPO Allocations. (All Funds, except Bond Index Fund and Limited Term Income Fund) Dreyfus (including its affiliated entities referred to above) has adopted IPO procedures that require portfolio managers seeking to participate in an IPO to use reasonable efforts to indicate their interest in the IPO, in writing, to Dreyfus' Equity Trading Desk at least 24 hours before the pricing of the shares offered in the IPO. Generally, the number of shares requested by a portfolio manager must be limited to the number of IPO shares, which if received, would not exceed a position that is .50% greater than the fund's average equity position.

Portfolio managers may specify a minimum number of shares deemed to be an adequate allocation for a fund, and will not receive an allocation of less than the number of shares so specified. Portfolio managers must accept an allocation that is equal to or greater than the minimum number of shares requested, but are not required to accept shares in excess of the amount requested. Any de minimis adjustment may result in larger funds participating in IPOs to a lesser extent than smaller funds.

A portfolio manager who indicates an interest in participating in an IPO on behalf of less than all of the funds under his or her management must explain why shares are not being requested on behalf of each non-participating fund.

Based on the indications of interest, the Equity Trading Desk establishes an appropriate order size for each fund. In establishing the appropriate order sizes, the following factors may be considered (i) the number of shares requested for each fund; (ii) the relative size of each fund; (iii) each fund's investment objectives, style and portfolio composition; and (iv) any other factors relevant to achieving a fair and equitable allocation among funds.

If there are insufficient securities to satisfy all orders, allocations are generally made among participating funds pro rata on the basis of each fund's order size. Allocations may deviate from a strict pro rata allocation if the Chief Investment Officer or his designee determines that it is fair and equitable to allocate on other than a pro rata basis.

Certain funds or groups of funds (each a "Rotational Group") may participate in IPOs on a rotational basis. Each Rotational Group participates in an IPO based on a pre-determined sequential order and only one Rotational Group may participate in a particular IPO. Shares allocated to a Rotational Group generally are re-allocated pro rata to the funds in the group based on the order size as determined by the Equity Trading Desk.

Soft Dollars. (All Funds) Subject to the policy of seeking the best combination of price and execution, a Fund may execute transactions with brokerage firms that provide, along with brokerage services, research services and products, as defined in Section 28(e) of the Securities Exchange Act of 1934. Section 28(e) provides a "safe harbor" to investment managers who use commission dollars of their advised accounts to obtain investment research and brokerage services and products. These arrangements are often called soft dollar arrangements. Research and brokerage services and products that provide lawful and appropriate assistance to the manager in performing investment decision-making responsibilities fall within the safe harbor.

The services and products provided under these arrangements permit Dreyfus to supplement its own research and analysis activities, and provide it with information from individuals and research staffs of many securities firms.

Some of the research products or services received by Dreyfus (including its affiliated entities referred to above) (or a Sub-Adviser) may have both a research function and a non-research administrative function (a "mixed use"). If Dreyfus (or a Sub-Adviser) determines that any research product or service has a mixed use, Dreyfus (or a Sub-Adviser) will allocate in good faith the cost of such service or product accordingly. The portion of the product or service that Dreyfus (or a Sub-Adviser) determines will assist it in the investment decision-making process may be paid for in soft dollars. The non-research portion is paid for by Dreyfus (or a Sub-Adviser) in hard dollars. Any such allocation may create a conflict of interest for Dreyfus (or a Sub-Adviser).

For those Funds managed by dual employees of Dreyfus and an affiliated entity in the Mellon organization, the affiliated entity effects trades for the Fund. Because those Funds may benefit from the research products and services the affiliated entity receives from brokers, commissions generated by those Funds may be used to help pay for research products and services used by the affiliated entity.

Dreyfus (including its affiliated entities referred to above) generally considers the amount and nature of research, execution and other services provided by brokerage firms, as well as the extent to which such services are relied on, and attempts to allocate a portion of the brokerage business of its clients on the basis of that consideration. Neither the research services nor the amount of brokerage given to a particular brokerage firm are made pursuant to any agreement or commitment with any of the selected firms that would bind Dreyfus to compensate the selected

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

brokerage firm for research provided. Dreyfus endeavors to direct sufficient commissions to broker/dealers that have provided it with research to ensure continued receipt of research Dreyfus believes is useful. Actual brokerage commissions received by a broker/dealer may be more or less than the suggested allocations.

Dreyfus (including its affiliated entities referred to above) may receive a benefit from the research services and products that is not passed on to a Fund in the form of a direct monetary benefit. Further, research services and products may be useful to Dreyfus in providing investment advice to any of the Funds or clients it advises. Likewise, information made available to Dreyfus from brokerage firms effecting securities transactions for a Fund may be utilized on behalf of another Fund or client. Thus, there may be no correlation between the amount of brokerage commissions generated by a particular Fund or client and the indirect benefits received by that Fund or client.

For each Fund, the aggregate amount of transactions during the last fiscal year in securities effected on an agency basis through a broker for, among other things, research services, and the commissions and concessions related to such transactions were as follows:

Name of Fund	Transaction Amount	Commissions and Concessions
Balanced Fund	$51,781,315	$88,650
Tax Managed Growth Fund	$7,873,097	$7,825

Regular Broker-Dealers. A Fund may execute transactions with one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund's portfolio transactions or (iii) sold the largest dollar amount of the Fund's securities. The following is a list of each Fund that acquired securities of its regular brokers or dealers for the fiscal year ended October 31, 2004, the issuer of the securities and the aggregate value per issuer, as of October 31, 2004, of such securities:

Fund	Name of Regular Broker Dealer	Aggregate Value Per Issuer
S&P 500 Stock Index Fund	Banc of America Securities	$22,376,000
	Goldman, Sachs & Co.	$48,268,000
	Lehman Brothers Inc.	$2,740,000
	J.P. Morgan Chase & Co.	$16,889,000
	Morgan Stanley Dean Witter & Co.	$6,895,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$6,222,000
	Prudential Securities, Inc.	$2,962,000

Fund	Name of Regular Broker Dealer	Aggregate Value Per Issuer
Bond Index Fund	CitiGroup Global Markets, Inc.	$1,291,000
	J.P. Morgan Chase & Co.	$2,818,000
	Morgan Stanley Dean Witter & Co.	$2,246,000
	Credit Suisse First Boston Corporation	$1,758,000
	Goldman, Sachs & Co.	$9,735,000
	Lehman Brothers Inc.	$2,259,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$172,000
Balanced Fund	Goldman, Sachs & Co.	$1,505,000
	CitiGroup Global Markets, Inc.	$4,246,000
	Morgan Stanley Dean Witter & Co.	$1,226,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$1,295,000
	J.P. Morgan Chase & Co.	$1,979,000
	Credit Suisse First Boston Corporation	$449,000
Disciplined Stock Fund	Goldman, Sachs & Co.	$25,309,000
	CitiGroup Global Markets, Inc.	$40,292,000
	J.P. Morgan Chase & Co.	$15,968,000
	Morgan Stanley Dean Witter & Co.	$6,389,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$5,781,000
Large Company Stock Fund	J.P. Morgan Chase & Co.	$1,280,000
	Morgan Stanley Dean Witter & Co.	$503,000
	Goldman, Sachs & Co.	$2,030,000
	CitiGroup Global Markets, Inc.	$3,231,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$463,000
Limited Term Income Fund	Goldman, Sachs & Co.	$332,000
	Credit Suisse First Boston Corporation	$224,000
	Morgan Stanley Dean Witter & Co.	$871,000
	Prudential Securities, Inc.	$46,000
	J.P. Morgan Chase & Co.	$557,000
	Lehman Brothers Inc.	$1,012,000
Midcap Stock Fund	Goldman, Sachs & Co.	$1,000,000
Small Cap Value Fund	RBS Greenwich Capital	$9,300,000
Tax Managed Growth Fund	CitiGroup Global Markets, Inc.	$10,686,000
	Merrill Lynch, Pierce, Fenner & Smith Inc.	$1,996,000
	J.P. Morgan Chase & Co.	$5,192,000

Portfolio Turnover. None of the Funds purchases securities on the basis of short-term trading profits. The Tax Managed Growth Fund uses a tax managed investment approach designed to minimize realized capital gains and taxable investment income and, as a result, it anticipates its annual portfolio turnover rate generally will not exceed 15% and will exceed 25% only in the event of extraordinary market conditions. Each other Fund's portfolio turnover rate may exceed 100%. A portfolio turnover rate of 100% would occur, for example, if all the securities held by the Fund were replaced once in a period of one year. A higher rate of portfolio turnover involves correspondingly greater brokerage commissions and other expenses that must be borne directly by the Fund and, thus, indirectly by its shareholders. In addition, a higher rate of portfolio turnover may result in the realization of larger amounts of short-term capital gains that, when distributed to the Fund's shareholders, are taxable to them as ordinary income. Nevertheless, securities transactions for the Funds will be based only upon investment considerations and will not be limited by any other considerations when Dreyfus (or the Sub-Adviser if applicable) deems it appropriate to make changes in the Fund's assets. The portfolio turnover rate for a Fund is calculated by dividing the lesser of the Fund's annual sales or purchases of portfolio securities (exclusive of purchases and sales of securities whose maturities at the time of acquisition were one year or less) by the monthly average value of securities in the Fund during the year. Portfolio turnover may vary from year to year as well as within a year.

Disclosure of Portfolio Holdings. It is the policy of the Company to protect the confidentiality of each Fund's portfolio holdings and prevent the selective disclosure of non-public information about such holdings. Each Fund will publicly disclose its holdings in accordance with regulatory requirements, such as periodic portfolio disclosure in filings with the SEC. Each Fund will publicly disclose its complete schedule of portfolio holdings, as reported on a month-end basis, on its website at www.dreyfus.com. The information will be posted with a one-month lag and will remain accessible until the Company files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, each Fund will publicly disclose on the website its complete schedule of portfolio holdings as of the end of such quarter.

If a Fund's portfolio holdings are released to pursuant to an ongoing arrangement with any party, the Fund must have a legitimate business purpose for doing so, and neither the Fund, nor Dreyfus or its affiliates, may receive any compensation in connection with an arrangement to make available information about the Fund's portfolio holdings. A Fund may distribute portfolio holdings to mutual fund evaluation services such as Standard & Poor's, Morningstar or Lipper Analytical Services; due diligence departments of broker-dealers and wirehouses that regularly analyze the portfolio holdings of mutual funds before their public disclosure; and broker-dealers that may be used by the Fund, for the purpose of efficient trading and receipt of relevant research, provided that (a) the recipient does not distribute the portfolio holdings to persons who are likely to use the information for purchasing or selling Fund shares or Fund portfolio holdings before the portfolio holdings become public information; and (b) the recipient signs a written confidentiality agreement.

Each Fund may also disclose any and all portfolio information to its service providers and others who generally need access to such information in the performance of their contractual duties and responsibilities and are subject to duties of confidentiality, including a duty not to trade on non-public information, imposed by law and/or contract. These service providers include a Fund's custodians, auditors, investment adviser, administrator, and each of their respective affiliates and advisers.

Disclosure of a Fund's portfolio holdings may be authorized only by the Company's Chief Compliance Officer, and any exceptions to this policy are reported quarterly to the Company's Board.

SUMMARY OF THE PROXY VOTING POLICY, PROCEDURES AND GUIDELINES OF THE DREYFUS FAMILY OF FUNDS

The Board of each fund in the Dreyfus Family of Funds has delegated to the Manager the authority to vote proxies of companies held in the fund's portfolio. The Manager, through its participation on the Mellon Proxy Policy Committee (the "MPPC"), applies Mellon's Proxy Voting Policy, related procedures, and voting guidelines when voting proxies on behalf of the funds.

The Manager recognizes that an investment adviser is a fiduciary that owes its clients, including funds it manages, a duty of utmost good faith and full and fair disclosure of all material facts. An investment adviser's duty of loyalty requires an adviser to vote proxies in a manner consistent with the best interest of its clients and precludes the adviser from subrogating the clients' interests to its own. In addition, an investment adviser voting proxies on behalf of a fund must do so in a manner consistent with the best interests of the fund and its shareholders.

The Manager seeks to avoid material conflicts of interest by participating in the MPPC, which applies detailed, pre-determined written proxy voting guidelines (the "Voting Guidelines") in an objective and consistent manner across client accounts, based on internal and external research and recommendations provided by a third party vendor, and without consideration of any client relationship factors. Further, the MPPC engages a third party as an independent fiduciary to vote all proxies of funds managed by Mellon or its affiliates (including the Dreyfus Family of Funds), and may engage an independent fiduciary to vote proxies of other issuers at its discretion.

All proxies received by the funds are reviewed, categorized, analyzed and voted in accordance with the Voting Guidelines. The guidelines are reviewed periodically and updated as necessary to reflect new issues and any changes in Mellon's or the Manager's policies on specific issues. Items that can be categorized under the Voting Guidelines are voted in accordance with any applicable guidelines or referred to the MPPC, if the applicable guidelines so require. Proposals that cannot be categorized under the Voting Guidelines are referred to the MPPC for discussion and vote. Additionally, the MPPC reviews proposals where it has identified a particular company, industry or issue for special scrutiny. With regard to voting proxies of foreign companies, the MPPC weighs the cost of voting and potential inability to sell the securities (which may occur during the voting process) against the benefit of voting the proxies to determine whether or not to vote. With respect to securities lending transactions, the MPPC seeks to balance the economic benefits of continuing to participate in an open securities lending transaction against the inability to vote proxies.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

When evaluating proposals, the MPPC recognizes that the management of a publicly-held company may need protection from the market's frequent focus on short-term considerations, so as to be able to concentrate on such long-term goals as productivity and development of competitive products and services. In addition, the MPPC generally supports proposals designed to provide management with short-term insulation from outside influences so as to enable them to bargain effectively with potential suitors to the extent such proposals are discrete and not bundled with other proposals. The MPPC believes that a shareholder's role in the governance of a publicly-held company is generally limited to monitoring the performance of the company and its management and voting on matters which properly come to a shareholder vote. However, the MPPC generally opposes proposals designed to insulate an issuer's management unnecessarily from the wishes of a majority of shareholders. Accordingly, the MPPC generally votes in accordance with management on issues that the MPPC believes neither unduly limit the rights and privileges of shareholders nor adversely affect the value of the investment.

On questions of social responsibility where economic performance does not appear to be an issue, the MPPC attempts to ensure that management reasonably responds to the social issues. Responsiveness will be measured by management's efforts to address the particular social issue including, where appropriate, assessment of the implications of the proposal to the ongoing operations of the company. The MPPC will pay particular attention to repeat issues where management has failed in its commitment in the intervening period to take actions on issues.

In evaluating proposals regarding incentive plans and restricted stock plans, the MPPC typically employs a shareholder value transfer model. This model seeks to assess the amount of shareholder equity flowing out of the company to executives as options are exercised. After determining the cost of the plan, the MPPC evaluates whether the cost is reasonable based on a number of factors, including industry classification and historical performance information. The MPPC generally votes against proposals that permit or are silent on the repricing or replacement of stock options without shareholder approval.

Information regarding how the Manager voted proxies for a Fund is available on the Dreyfus Family of Funds' website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov on the Fund's Form N-PX filed with the SEC.

INFORMATION ABOUT THE COMPANY AND FUNDS

The following information supplements and should be read in conjunction with the section in the relevant Fund's Prospectus entitled "The Fund."

General. The Company has an authorized capitalization of 25 billion shares of $0.001 par value stock.

Each Fund share has one vote and, when-issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Fund shares are of one class, except in the case of the Dreyfus Premier Funds, and have equal rights as to dividends and in liquidation. Shares have no preemptive or subscription rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Company to hold annual meetings of shareholders. As a result, shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Company to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of a majority of the Company's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Company is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. For certain matters shareholders vote together as a group; as to others they vote separately by portfolio or, where matters affect different classes of a portfolio differently, by class.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. The Rule exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the Rule.

Each Fund will send annual and semi-annual financial statements to all its shareholders.

Additional Information About the S&P 500 Index Fund. "Standard & Poor's[®]," "S&P[®]," "S&P 500," and "Standard & Poor's 500[®]," are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Company. Standard & Poor's only relationship to the Company is the licensing of certain trademarks and trade names of Standard & Poor's and of the S&P 500 which is determined, composed and calculated by Standard & Poor's without regard to the Company or any Fund. Standard & Poor's has no obligation to take the needs of the Company or the owners of the S&P 500 Index Fund into consideration in determining, composing or calculating the S&P 500. Standard & Poor's is not responsible for and has not participated in the determination of the prices and amount of the S&P 500 Index Fund or the timing of the issuance or sale of the Fund or in the determination or calculation of the equation by which the Fund is to be converted into cash. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of the S&P 500 Index Fund.

STANDARD & POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR'S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. STANDARD & POOR'S MAKES NO WARRANTY,

EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE S&P 500 INDEX FUND, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 OR ANY DATA INCLUDED THEREIN. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Holders of 5% or More of Fund Shares. The following persons are known by the Company to own of record 5% or more of a Fund's outstanding voting securities as of February 2, 2005. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

Name of Fund	Percentage of Ownership
Dreyfus Bond Market Index Fund:	
Calhoun & Co C/O Comerica Bank Attn Jeff Winters Retirement Services Dept 411 W Lafayette Blvd Mc 3431 Detroit, MI 48226-3120	22.4151% (Investor shares)
Charles Schwab & Co Inc Reinvest Account 101 Montgomery St # Dept San Francisco, CA 94104-4122	12.8111% (Investor shares)
National Financial Services 82 Devonshire Street G10G Boston, MA 02109-3605	11.1629% (Investor shares)
The Vanguard Fiduciary Trust Co Attn Outside Funds VM613 PO Box 2600 Valley Forge PA 19482-2600	5.4822% (Investor shares)
Smith Barney Corp Trust Co Copeland Retirement Trust Account Group Trust 2 Tower Ctr East Brunswick, NJ 08816-1100	5.1181% (Investor shares)

Name of Fund	Percentage of Ownership

SEI Private Trust
One Freedom Valley Drive
Oaks, PA 19456

27.0602% (BASIC shares)

Boston Safe Deposit & Trust Co TTEE
As Agent-Omnibus Account
Dreyfus Retirement Services
Aim #026-0027
135 Santilli Hwy
Everett, MA 02149-1906

20.5869% (BASIC shares)

Charles Schwab & Co Inc
Special Custody Acct
For The Benefit Customers
Attn Mutual Fund
101 Montgomery St
San Francisco, CA 94104-4122

6.7783% (BASIC shares)

National Constitution Center
Independence Mall
525 Arch St
Philadelphia, PA 19106-1595

6.3533% (BASIC shares)

MSCS Financial Services, LLC
700 17th Street
Suite 300
Denver Co 80202-3531

5.7763% (BASIC shares)

Pershing LLC
Pershing Div-Transfer Dept.
PO Box 2052
7th Floor
Jersey City NJ 07303-2052

5.3404% (BASIC shares)

Dreyfus Premier MidCap Stock Fund:

Nationwide Corporation
Portfolio Accounting
Office of Finance
P.O. Box 182029
Columbus, OH 43218

35.2896% (Class A shares)

Charles Schwab & Co Inc
Reinvest Account
101 Montgomery St
San Francisco, CA 94104-4122

9.8271% (Class A shares)

20.6008% (Class B shares)

Name of Fund	Percentage of Ownership

Fiserv Securities, Inc.
2005 Market Street
Suite 1200
Philadelphia, PA 19103-7084

Pershing LLC   9.719% (Class B shares)
Pershing Div - Transfer Dept
P.O. Box 2052
7th Floor
Jersey City, NJ 07303-2052

National Financial Services   8.6989% (Class B shares)
82 Devonshire Street
G10G
Boston, MA 02109-3605

American Enterprise Investment   7.2741% (Class B shares)
Mutual Funds Operations I9/190
P.O. Box 9446
Minneapolis, MN 55440-9446

MLPF & S For The Sole Benefit   27.3736% (Class C shares)
Of Its Customers
Attn Fund Administration
A/C 971m2
4800 Deer Lake Dr E Fl 3
Jacksonville, FL 32246-6484

First Clearing, LLC   11.114% (Class C shares)
10750 Wheat First Drive
Glen Allen, VA 23060

Citigroup Global Markets Inc   6.2802% (Class C shares)
333 West 34th St - 3rd Floor
New York, NY 10001-2402

UBS Financial Services, Inc.   6.2578% (Class C shares)
Mutual Funds Department
1000 Harbor Boulevard, 8th Fl
Weehawken NJ 07086-6727

National Financial Services   5.9246% (Class C shares)
82 Devonshire Street
G10G
Boston, MA 02109-3605

                                                          27.7183% (Class R shares)

Name of Fund	Percentage of Ownership

Boston Safe Deposit & Trust Co
As Agent-Omnibus Account
Dreyfus Retirement Services
135 Santilli Hwy
Everett, MA 02149-1906

SEI Private Trust   10.1559% (Class R shares)
One Freedom Valley Drive
Oaks, PA 19456

Sungard Investment Systems Inc.   10.4343% (Class R shares)
1 South Church Street
Belleville Il 62220-2237

MAC&CO PSIF9902022   5.9313% (Class R shares)
Mutual Funds Operations
PO Box 3198
Pittsburgh PA 15230-3198

National Financial Services   47.0231% (Class T shares)
82 Devonshire Street
Boston, MA 02109-3605

A.G. Edwards & Sons, Inc.   11.1431% (Class T shares)
P.O. Box 795068
Saint Louis, MO 63179-0795

Dreyfus Disciplined Stock Fund:

Boston Safe Deposit & Trust Co TTEE   17.3581%
As Agent-Omnibus Account
Dreyfus Retirement Services
135 Santilli Hwy
Everett, MA 02149-1906

Fiserv Securities, Inc.   11.5357%
2005 Market Street
Suite 1200
Philadelphia, PA 19103-7084

SEI Private Trust   6.7141%
One Freedom Valley Drive
Oaks, PA 19456

                                           5.1429%

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name of Fund	Percentage of Ownership

Pershing LLC
Pershing Div - Transfer Dept
P.O. Box 2052
Jersey City, NJ 07303-2052

Dreyfus Premier Large Company Stock Fund:

Merrill Lynch Book Entry   7.8054% (Class A shares)
4800 Deer Lake Drive East
3rd Floor
Jacksonville, FL 32246-6484

Fiserv Securities, Inc.   13.8068% (Class B shares)
2005 Market Street
Suite 1200
Philadelphia, PA 19103-7084

Charles Schwab & Company, Inc.   10.0342% (Class A shares)
101 Montgomery Street
San Francisco CA 94104

Pershing LLC   9.7274% (Class A shares)
Pershing Div - Transfer Dept
P.O. Box 2052
Jersey City, NJ 07303-2052

National Financial Services   5.9066% (Class A shares)
82 Devonshire Street
Boston, MA 02109-3605

Fiserv Securities, Inc.   37.7945% (Class B shares)
2005 Market Street
Suite 1200
Philadelphia, PA 19103-7084

MLPF & S for the Sole Benefit   7.4388% (Class B shares)
of its Customers
Attn Fund Administration
4800 Deer Lake Dr E Fl 3
Jacksonville FL 32246-6484

Pershing LLC   7.1531% (Class B shares)
Pershing Div – Transfer Dept
PO Box 2052
Jersey City NJ 07303-2052

                                                   6.902% (Class B shares)

Name of Fund	Percentage of Ownership

National Financial Services
82 Devonshire Street
G10G
Boston MA 02109-3605

First Clearing, LLC   6.2618% (Class B shares)
10750 Wheat First Drive
Glen Allen VA 23060

MLPF & S (FBO Of Its Customers)   39.0697% (Class C shares)
Attn Fund Administration A/C 971m2
4800 Deer Lake Dr E Fl 3
Jacksonville, FL 32246-6484

Citigroup Global Markets Inc   14.3473% (Class C shares)
00109801250
333 West 34th St - 3rd Floor
New York, NY 10001-2402

                                                   7.6194% (Class C shares)

First Clearing LLC
10750 Wheat First Drive
Glen Allen VA 23060

UBS Financial Services Inc. FBO   7.3956% (Class C shares)
Blanche Cirker
199 Woodside Drive
Hewlett NY 11557-2417

SEI Private Trust   10.0273% (Class R shares)
One Freedom Valley Drive
Oaks, PA 19456

Pershing LLC   6.2687% (Class R shares)
Pershing Div - Transfer Dept
P.O. Box 2052
7th Floor
Jersey City, NJ 07303-2052

First Clearing, LLC   30.5375% (Class T shares)
10750 Wheat First Drive
Glen Allen, VA 23060

US Bank NA Daily Retirement Svcs.   22.7557% (Class T shares)
Institutional Trust & Custody
Carissa Bishop-Product Manager
800 Nicollet Mall
Minneapolis MN 55402

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name of Fund	Percentage of Ownership
UBS Financial Services Inc. FBO Lisa P. O'Neil 3 Greenview St Cumberland RI 02864-3477	8.4438 (Class T shares)
Citigroup Global Markets Inc 333 West 34th St - 3rd Floor New York, NY 10001-2402	5.5228% (Class T shares)
J.J.B. Hilliard, W.L. Lyons, Inc 201 East 5th Street Cincinnati, OH 45202-4152	6.3729% (Class T shares)
A.G. Edwards & Sons, Inc. P.O. Box 795068 Saint Louis, MO 63179-0795	6.2399% (Class T shares)

Dreyfus Premier Tax Managed Growth Fund:

MLPF & S For The Sole Benefit Of Its Customers Attn Fund Administration A/C 97JP7 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	15.6972% (Class A shares)
Pershing LLC C/O Ryan Beck & Co. 220 South Orange Avenue Livingston, NJ 07039-5804	13.9615% (Class A shares)
National Financial Services 82 Devonshire Street G10G Boston, MA 02109-3605	11.3208% (Class A shares)
Prudential Securities Inc. FBO Prudential Retirement Services Administrator for Plan 002377 Aspen Technology P.O. Box 5310 Scranton, PA 18505-5310	7.2272% (Class A shares)
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060	6.7814% (Class A shares)

Name of Fund	Percentage of Ownership
MLPF & S For The Sole Benefit Of Its Customers Attn Fund Administration 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	25.0081% (Class B shares)
National Financial Services 82 Devonshire Street G10G Boston, MA 02109-3605	10.9973% (Class B shares)
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060	8.6658% (Class B shares)
Pershing LLC Pershing Div - Transfer Dept P.O. Box 2052 7th Floor Jersey City, NJ 07303-2052	8.7449% (Class B shares)
MLPF & S (FBO Its Customers) Attn Fund Administration A/C 97JP 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	36.8127% (Class C shares)
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060	12.3247% (Class C shares)
Linsco/Private Ledger Corp. 9785 Town Center Drive San Diego, CA 92121	21.8361% (Class T shares)
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060	16.928% (Class T shares)
Pershing LLC C/O Ryan Beck & Co. 220 South Orange Avenue Livingston, NJ 07039-5804	17.8326% (Class T shares)

Name of Fund	Percentage of Ownership

Dreyfus Basic S&P 500 Stock Index Fund:

Boston Safe Deposit & Trust Co TTEE
As Agent-Omnibus Account
Dreyfus Retirement Services
135 Santilli Hwy
Everett, MA 02149-1906

27.9218%

Boston Safe Deposit & Trust Co.
P.O. Box 3198
Pittsburgh, PA 15230-3198

12.6014%

SEI Private Trust
One Freedom Valley Drive
Oaks, PA 19456

11.4133%

Dreyfus Premier Balanced Fund:

MLPF & S For The Sole Benefit
Of Its Customers
Attn Fund Administration
4800 Deer Lake Dr E Fl 3
Jacksonville, FL 32246-6484

32.8461% (Class A shares)

National Financial Services
82 Devonshire Street
Boston, MA 02109-3605

9.6828% (Class A shares)

Peoples Securities Inc
1000 Lafayette Blvd
Bridgeport, CT 06604-4725

6.3067% (Class A shares)

National Financial Services
82 Devonshire Street
G10G
Boston, MA 02109-3605

17.3045% (Class B shares)

MLPF & S For The Sole Benefit
Of Its Customers
Attn Fund Administration
A/C 97f73
4800 Deer Lake Dr E Fl 3
Jacksonville, FL 32246-6484

11.4175% (Class B shares)

9.2489% (Class B shares)

Name of Fund	Percentage of Ownership

Pershing LLC
Pershing Div - Transfer Dept
P.O. Box 2052
7th Floor
Jersey City, NJ 07303-2052

First Clearing, LLC   8.9466% (Class B shares)
10750 Wheat First Drive
Glen Allen, VA 23060

MLPF & S For The Sole Benefit   39.0385% (Class C shares)
Of Its Customers
Attn Fund Administration
4800 Deer Lake Dr E Fl 3
Jacksonville, FL 32246-6484

Pershing LLC   6.0755% (Class C shares)
Pershing Div - Transfer Dept
P.O. Box 2052
Jersey City, NJ 07303-2052

First Clearing, LLC   10.2191% (Class C shares)
10750 Wheat First Drive
Glen Allen, VA 23060

Citigroup Global Markets, Inc.   5.4573% (Class C shares)
Mutual Fund Processing Dept
333 West 34th Street
New York, NY 10001-2402

UBS Financial Services, Inc.   5.0909% (Class C shares)
Mutual Funds Department
1000 Harbor Boulevard, 8th Fl
Weehawken NJ 07086-6727

Boston Safe Deposit & Trust Co TTEE   79.9898% (Class R shares)
 As Agent-Omnibus Account
Dreyfus Retirement Services
135 Santilli Hwy
Everett, MA 02149-1906

National Financial Services   8.1675% (Class R shares)
82 Devonshire Street
G10G
Boston MA 02109-3605

                                             24.5093% (Class T shares)

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name of Fund	Percentage of Ownership

Citigroup Global Markets Inc
333 West 34th St - 3rd Floor
New York, NY 10001-2402

A.G. Edwards & Sons, Inc.   7.6358% (Class T shares)
P.O. Box 795068
Saint Louis, MO 63179-0795

D. John Renner   10.1264% (Class T shares)
30706 179th St
Detroit Lakes, MN 56501-7536

Dreyfus Trust Company Custodian   6.0202% (Class T shares)
FBO Sarah Douglas-Broten
Under SEP IRA Plan
PO Box 2198
Frisco CO 80443-2198

Pershing LLC   8.7175% (Class T shares)
P.O. Box 2052
Jersey City, NJ 07303-2052

Dreyfus Trust Company Cust   8.5593% (Class T shares)
FBO Edward Verheyen
Under Ira Plan
1475 Thieriot Ave Apt 3A
Bronx, NY 10460-3821

First Clearing, LLC   7.8881% (Class T shares)
10750 Wheat First Drive
Glen Allen, VA 23060

Dreyfus Premier Limited Term Income Fund:

Merrill Lynch   20.7236% (Class A shares)
4800 Deer Lake Drive East
3rd Floor
Jacksonville, FL 32246-6484

Fiserv Securities, Inc.   6.595% (Class B shares)
2005 Market Street
Suite 1200
Philadelphia PA 19103-7084

                                             5.0825% (Class A shares)

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name of Fund	Percentage of Ownership
National Financial Services 82 Devonshire Street G10G Boston, MA 02109-360	
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060	7.0157% (Class A shares)
Pershing LLC Pershing Div - Transfer Dept P.O. Box 2052 Jersey City, NJ 07303-2052	33.9084% (Class A shares)
MLPF & S For The Sole Benefit Of Its Customers Attn Fund Administration 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	22.2147% (Class B shares)
Pershing LLC Pershing Div - Transfer Dept P.O. Box 2052 Jersey City, NJ 07303-2052	14.4364% (Class B shares)
National Financial Services 82 Devonshire Street Boston, MA 02109-3605	8.4852% (Class B shares)
Fiserv Securities, Inc. 2005 Market Street Suite 1200 Philadelphia PA 19103-7084	6.595% (Class B shares)
Pershing LLC Pershing Div – Transfer Dept PO box 2052 7th Floor Jersey City NJ 07303-2052	21.2098% (Class C shares)
MLPF & S for the Sole Benefit of its Customers Attn Fund Administration A/C 97F66 4800 Deer Lake Dr E FL 3 Jacksonville FL 32246-6484	14.3447% (Class C shares)

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name of Fund	Percentage of Ownership
National Financial Services 82 Devonshire Street G10G Boston MA 02109-3605	6.2068% (Class C shares)
SEI Private Trust Mutual Fund Administrator One Freedom Valley Drive Oaks PA 19456	23.6615% (Class R shares)
Boston Safe Deposit & Trust Co P.O. Box 3198 Pittsburgh PA 15230-3198	21.9844% (Class R shares)

Dreyfus Premier Small Cap Value Fund:

City National Bank 12555 W. Jefferson Blvd Los Angeles, CA 90066-7036	10.9881% (Class A shares)
Charles Schwab & Co Inc Special Custody Acct Attn Mutual Funds 101 Montgomery St San Francisco, CA 94104-4122	15.3166% (Class A shares)
MLPF & S for the Sole Benefit Of Its Customers Attn Fund Administration 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	16.2194% (Class A shares)
Northwestern Mutual Invest Serv 611 E. Wisconsin Ave. Suite 300 Milwaukee WI 53202-4695	10.6507% (Class A shares)
Pershing LLC Pershing Div – Transfer Dept PO Box 2052 7th Floor Jersey City NJ 07303-2052	5.4819% (Class A shares)

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name of Fund	Percentage of Ownership
MLPF & S for the Sole Benefit Of Its Customers Attn Fund Administration 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	18.5569% (Class B shares)
Pershing LLC Pershing Div - Transfer Dept P.O. Box 2052 7th Floor Jersey City, NJ 07303-2052	11.633% (Class B shares)
National Financial Services 82 Devonshire Street Boston, MA 02109-3605	11.0452% (Class B shares)
First Clearing, LLC 10750 Wheat First Drive Glen Allen, VA 23060	10.6584% (Class B shares)
American Enterprise Investment Mutual Funds Operations I9/190 P.O. Box 9446 Minneapolis MN 55440-9446	8.5097% (Class B shares)
National Financial Services 82 Devonshire Street Boston, MA 02109-3605	24.063% (Class C shares)
MLPF & S For The Sole Benefit Of Its Customers Attn Fund Administration 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-648	43.0461% (Class C shares)
Pershing LLC Pershing Div- Transfer Dept PO Box 2052 7th Floor Jersey City NJ 07303-2052	5.2915% (Class C shares)
Fabco Omnibus account for Reinv PO Box 105870 Center 3144 Atlanta GA 30348-5870	35.3249% (Class R shares)

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

Name of Fund	Percentage of Ownership
Suntrust Bank Trustee Suntrust Banks Inc 401K Plan c/o Leilani Fountaine 25 Park Place MC 210 Atlanta GA 30302	22.8635% (Class R shares)
Sungard Investment Systems Inc. 11 Salt Creek Lane Hinsdale IL 60521-8601	18.5486% (Class R shares)
Delaware Charter Guarantee & Trust FBO Principal Financial Group OMNIB US Qualified 711 High Street Des Moines, IA 50303	8.3604% (Class R shares)
MCB Trust Services As Agent For Citizens Bank As Trustee FBO J.F. Moran Company Inc. 401(K) Plan 870 Westminster Providence, RI 02902-0001	15.0463% (Class T shares)
MLPF & S For The Sole Benefit Of Its Customers Attn Fund Administration 4800 Deer Lake Dr E Fl 3 Jacksonville, FL 32246-6484	28.1602% (Class T shares)
Merrill Lynch Book Entry 4800 Deer Lake Drive East 3rd Floor Jacksonville, FL 32246-6484	5.0604% (Class T shares)
Safeco Investment Services Inc P.O. Box 34443 Seattle, WA 98124-1443	11.7079% (Class T shares)
Hartford Life Insurance Company Separate Account DC III Attn Curt Nadeau PO box 2999 Hartford CT 06104-2999	5.4727% (Class T shares)
MML Investors Services, Inc. 1414 Main Street Springfield, MA 01144	5.3408% (Class T shares)

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kirkpatrick & Lockhart Nicholson Graham LLP, 1800 Massachusetts Avenue, N.W., Second Floor, Washington, D.C. 20036-1800, has passed upon the legality of the shares offered by the relevant Fund Prospectus and this Statement of Additional Information.

KPMG LLP, 757 Third Avenue, New York, New York 10017, an independent registered public accounting firm, was appointed by the Directors to serve as the Funds' independent registered public accounting firm for the year ending October 31, 2005, providing audit services including (1) audit of the annual financial statements, (2) review and consultation in connection with SEC filings and (3) review of the annual federal income tax return filed on behalf of the Funds.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

APPENDIX
Rating Categories

Description of certain ratings assigned by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service ("Moody's"), and Fitch Ratings ("Fitch"):

S&P

Long-term

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

r

The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.

The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

Short-term

A-1

A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are given a plus sign (+) designation. This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2

A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation;

however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet is financial commitment on the obligation.

C
A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

Moody's

Long-term

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A
Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa
Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba
Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

B

Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa

Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime rating system (short-term)

Issuers rated **Prime-1** (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

> Leading market positions in well-established industries.

> High rates of return on funds employed.

> Conservative capitalization structure with moderate reliance on debt and ample asset protection.

> Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

> Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated **Prime-2** (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated **Prime-3** (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

B-118

Fitch

Long-term investment grade

AAA

Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Long-term speculative grade

BB
Speculative. ' BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments.

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

<u>Short-term</u>

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

F1
Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2
Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3
Fair credit quality. The capacity for timely payment of financial commitment is adequate; however, near-term adverse changes could result in a reduction non-investment grade.

B
Speculative. Minimal capacity for timely payment of financial commitments plus vulnerability to near-term adverse changes in financial and economic conditions.

C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

'NR' indicates that Fitch does not rate the issuer or issue in question.
Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'

P:\SAI\Funds\Laurel-dlf\J37-DLF-03-01-05 485b(version2).doc-007-061/019

THE DREYFUS/LAUREL FUNDS, INC.

STATEMENT OF ADDITIONAL INFORMATION
MARCH 1, 2005

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus dated March 1, 2005, of each fund listed below (each a "Fund", collectively, the "Funds"), as such Prospectus may be revised from time to time. The Funds are separate, diversified portfolios of The Dreyfus/Laurel Funds, Inc. (the "Company"), an open-end management investment company, known as a mutual fund, that is registered with the Securities and Exchange Commission ("SEC").

Dreyfus Money Market Reserves ("Money Market Reserves")
Dreyfus U.S. Treasury Reserves ("U.S. Treasury Reserves")
Dreyfus Municipal Reserves ("Municipal Reserves")
Dreyfus Institutional Prime Money Market Fund ("Institutional Prime Fund")
Dreyfus Institutional Government Money Market Fund ("Institutional Government Fund")
Dreyfus Institutional U.S. Treasury Money Market Fund ("Institutional U.S. Treasury Fund")

To obtain a copy of a Fund's Prospectus, please write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, visit the Dreyfus.com website, or call one of the following numbers:

Call Toll Free 1-800-645-6561
In New York City -- Call 1-718-895-1206
Outside the U.S. -- Call 516-794-5452

The financial statements for the fiscal year ended October 31, 2004, including, notes to the financial statements and supplementary information and the Report of the Independent Registered Public Accounting Firm, are included in each Fund's Annual Report to shareholders. A copy of each Fund's Annual Report accompanies this Statement of Additional Information. The financial statements included in the Annual Reports, and the Report of the Independent Registered Public Accounting Firm thereon contained therein, and related notes, are incorporated herein by reference.

TABLE OF CONTENTS

DESCRIPTION OF THE FUNDS/COMPANY

The Company is a Maryland corporation formed on August 6, 1987. The Company is an open-end management investment company comprised of separate portfolios, including the Funds, each of which is treated as a separate fund.

Each Fund expects to maintain, but does not guarantee, a net asset value ("NAV") of $1.00 per share. To do so, each Fund uses the amortized cost method of valuing its securities pursuant to Rule 2a-7 under the Investment Company Act of 1940, as amended (the "1940 Act"), which Rule includes various maturity, quality and diversification requirements, certain of which are summarized as follows. In accordance with Rule 2a-7, each Fund must maintain a dollar-weighted average portfolio maturity of 90 days or less and invest only in U.S. dollar-denominated securities with remaining maturities of 397 days or less and which are determined to be of high quality with minimal credit risk in accordance with procedures adopted by the Company's Board of Directors (the "Board" or "Directors" and "Board of Directors"). In determining whether a security is of high quality with minimal credit risk, Dreyfus must consider whether the security is rated in one of the two highest short-term rating categories by nationally recognized statistical rating organizations or determined to be of comparable quality by Dreyfus in accordance with requirements of these procedures. These procedures are reasonably designed to assure that the prices determined by the amortized cost valuation will approximate the current market value of each Fund's securities. Each Fund is diversified, which means that, with respect to 75% of its total assets, a Fund will not invest more than 5% of its assets in the securities of any single issuer. In addition, in accordance with Rule 2a-7, each Fund generally will not invest more than 5% of its assets in the securities of any one issuer.

The Dreyfus Corporation ("Dreyfus") serves as each Fund's investment adviser.

Dreyfus Service Corporation (the "Distributor") is the distributor of the Funds' shares.

Certain Portfolio Securities

The following information regarding the securities that a Fund may purchase supplements, where indicated, that found in the Fund's Prospectus.

Municipal Securities (Municipal Reserves). Municipal securities are obligations issued by or on behalf of states, territories and possessions of the United States and their political subdivisions, agencies, and instrumentalities, the interest from which is, in the opinion of bond counsel, exempt from regular Federal income tax. The municipal securities in which Municipal Reserves will invest are limited to those obligations which at the time of purchase: (i) are backed by the full faith and credit of the United States, (ii) are rated in the two highest short-term rating categories by at least two nationally recognized statistical rating organizations (or by one organization if only one organization has rated the security), (iii) if not rated, are obligations of an issuer whose other outstanding short-term debt obligations are so rated, or (iv) if not rated, are of comparable quality, as determined by Dreyfus under procedures established by the Board of Directors.

The average distribution of investments (at value) in municipal securities by ratings for the fiscal year ended October 31, 2004, computed on a monthly basis, for Municipal Reserves was as follows:

Fitch Ratings ("Fitch")	or	Moody's Investors Service, Inc. ("Moody's")	or	Standard & Poor's Ratings Services ("S&P")	Percentage of Value
F1+/F1		VMIG 1/MIG 1, P-1		SP-1+/SP-1, A-1+/A-1	94.5%
AAA/AA/A		Aaa/Aa/A		AAA/AA/A	4.9%
					100.0%
Not Rated		Not Rated		Not Rated	.6%*

* Included in the Not Rated category are securities which, while not rated have been determined by Dreyfus to be of comparable quality to securities in the F1+/F1 or VMIG 1/MIG 1/P1 or SP-1+/SP-1/A-1+/A-1 rating categories.

The actual distribution of Municipal Reserve's municipal securities by ratings on any given date will vary. In addition, the distribution of Municipal Reserve's investments by rating as set forth above should not be considered as representative of the Municipal Reserve's future portfolio composition.

The municipal securities in which Municipal Reserves may invest include municipal notes, short-term municipal bonds and municipal leases. Municipal notes are generally used to provide for the issuer's short-term capital needs and generally have maturities of one year or less. Examples include tax anticipation and revenue anticipation notes which generally are issued in anticipation of various seasonal revenues, bond anticipation notes, construction loan notes and tax-exempt commercial paper. Short-term municipal bonds may include "general obligation bonds," which are secured by the issuer's pledge of its faith, credit and taxing power for payment of principal and interest, "revenue bonds," which are generally paid from the revenues of a particular facility or a specific excise or other source, "industrial revenue bonds," which are issued by or on behalf of public authorities to provide funding for various privately operated industrial and commercial facilities, and "private activity bonds." Municipal Reserves may purchase certain municipal securities, including certain industrial development bonds and bonds issued after August 7, 1986 to finance "private activities," the interest on which may constitute a "tax preference item" for purposes of the Federal alternative minimum tax, even though the interest will continue to be fully tax-exempt for Federal income tax purposes. Municipal Reserves may invest without limitation in such municipal securities as long as such investment is consistent with the Fund's investment objective.

"Municipal leases," which may take the form of a lease or an installment purchase or conditional sale contract, are issued by state and local governments and authorities to acquire a wide variety of equipment and facilities such as fire and sanitation vehicles, telecommunications equipment and other capital assets. Municipal leases frequently have special risks not normally associated with general obligation or revenue bonds. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the government issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt-issuance limitations of many state constitutions and statutes are deemed to be inapplicable because of the inclusion in many leases or contracts of "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. To reduce these risks, Municipal Reserves will only purchase municipal leases subject to a non-appropriation clause when the payment of principal and accrued interest is backed by an unconditional irrevocable letter of credit or guarantee of a bank.

Municipal Reserves proposes to purchase municipal lease obligations principally from banks, equipment vendors or other parties that have entered into an agreement with Municipal Reserves providing that such party will remarket the municipal lease obligations on certain conditions (described below) within seven days after demand by Municipal Reserves. (Such agreements are referred to as "remarketing agreements" and the party that agrees to remarket or repurchase a municipal lease obligation is referred to as a "remarketing party.") The agreement will provide for a remarketing price equal to the principal balance on the obligation as determined pursuant to the terms of the remarketing agreement as of the repurchase date (plus accrued interest). The Funds' investment adviser, Dreyfus, anticipates that, in most cases, the remarketing agreement will also provide for the seller of the municipal lease obligation or the remarketing party to service it for a servicing fee. The conditions to Municipal Reserves right to require the remarketing party to purchase or remarket the obligation are that Municipal Reserves must certify at the time of remarketing that (1) payments of principal and interest under the municipal lease obligation are current and Municipal Reserves has no knowledge of any default thereunder by the governmental issuer, (2) such remarketing is necessary in the sole opinion of a designated officer of Municipal Reserves to meet the Fund's liquidity needs, and (3) the governmental issuer has not notified Municipal Reserves of termination of the underlying lease.

The remarketing agreement described above requires the remarketing party to purchase (or market to a third party) municipal lease obligations of Municipal Reserves under certain conditions to provide liquidity if share redemptions of Municipal Reserves exceed purchases of Municipal Reserves shares. Municipal Reserves will only enter into remarketing agreements with banks, equipment vendors or other responsible parties (such as insurance companies, broker-dealers and other financial institutions) that in Dreyfus' opinion are capable of meeting their obligations to the Fund. Dreyfus will regularly monitor the ability of remarketing parties to meet their obligations to Municipal Reserves. Municipal Reserves will enter into remarketing agreements covering at least 75% of the principal amount of the municipal lease obligations in its portfolio. Municipal Reserves will not enter into remarketing agreements with any one remarketing party in excess of 5% of its total assets. Remarketing agreements with broker-dealers may require an exemptive order under the 1940 Act. Municipal Reserves will not enter into such agreements with broker-dealers prior to the issuance of such an order or interpretation of the SEC that such an order is not required. There can be no assurance that such an order or interpretation will be granted.

The "remarketing" feature of the agreement entitles the remarketing party to attempt to resell the municipal lease obligation within seven days after demand from the Fund; however, the remarketing party will be obligated to repurchase the obligation for its own account at the end of the seven-day period if such obligation has not been resold. The remarketing agreement will often be entered into with the party who has sold a municipal lease obligation to Municipal Reserves, but remarketing agreements may also be entered into with a separate remarketing party of the same type that meets the credit and other criteria listed above. Up to 25% of Municipal Reserves municipal lease obligations may not be covered by remarketing agreements. Municipal Reserves, however, will not invest in municipal lease obligations that are not subject to remarketing agreements if, as a result of such investment, more than 10% of its total assets would be invested in illiquid securities such as (1) municipal lease obligations not subject to remarketing agreements and not deemed by Dreyfus at the time of purchase to be at least of comparable quality to rated municipal debt obligations, or (2) other illiquid assets such as securities restricted as to resale under federal or state securities laws. For purposes of the preceding sentence, a municipal lease obligation that is backed by an irrevocable bank letter of credit or an insurance policy, issued by a bank or issuer deemed by Dreyfus to be of high quality and minimal credit risk, will not be deemed to be "illiquid" solely because the underlying municipal lease obligation is unrated, if Dreyfus determines that such municipal lease obligation is readily marketable because it is backed by such letter of credit or insurance policy.

As used within this section, high quality means that the municipal lease obligation meets all of the following criteria: (1) the underlying equipment is for an essential governmental function; (2) the municipality has a documented history of stable financial operations and timely payments of principal and interest on its municipal debt or lease obligation; (3) the lease/purchase agreement contains proper terms and conditions to protect against non-appropriation, substitution of equipment and other more general risks associated with the purchase of securities; (4) the equipment underlying the lease was leased in a proper and legal manner; and (5) the equipment underlying the lease was leased from a reputable equipment vendor. A letter of credit or insurance policy would generally provide that the issuer of the letter of credit or insurance policy would pay the outstanding principal balance of the municipal lease obligations plus any accrued but unpaid interest upon non-appropriation or default by the governmental lessee. However, the terms of each letter of credit or insurance policy may vary significantly and would affect the degree to which such protections increase the liquidity of a particular municipal lease obligation.

Municipal Reserves may invest more than 25% of its assets in industrial development bonds, in participation interests therein issued by banks, and in municipal securities and other obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. A participation interest gives Municipal Reserves an undivided interest in a municipal bond owned by a bank and generally is backed by the bank's irrevocable letter of credit or guarantee.

When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the issuing entity and a security is backed only by the assets or revenues of the entity, the entity will be deemed to be the sole issuer of the security. Similarly, in the case of an industrial development bond backed only by the assets or revenues of the non-governmental user, the non-governmental user will be deemed to be the sole issuer of the bond.

Municipal Reserves will invest in securities, including the foregoing types of securities, only if the investments are of a type which would satisfy the requirements of Rule 2a-7 promulgated under the 1940 Act and only to the extent permitted by Municipal Reserves' investment limitations. Accordingly, if the creating agency, authority, instrumentality or other political subdivision or some other entity, such as an insurance company or other corporate obligor, guarantees a security purchased by Municipal Reserves or a bank issues a letter of credit in support of a security purchased by Municipal Reserves, it will not purchase any security which, as to 75% of the value of all securities held, it would result in the value of all securities issued or guaranteed by a single guarantor or issuer of letters of credit exceeding 10% of the total value of the Fund's assets.

Yields on municipal securities are dependent on a variety of factors, including the general conditions of the money market and of the municipal bond and municipal note markets, the size of a particular offering, the maturity of the obligation and the rating of the issue. The achievement of the investment objective of Municipal Reserves is dependent in part on the continuing ability of the issuers of municipal securities in which the Fund invests to meet their obligations for the payment of principal and interest when due. Municipal securities historically have not been subject to registration with the SEC, although there have been proposals which would require registration in the future.

Obligations of issuers of municipal securities are subject to the provisions of bankruptcy, insolvency, and other laws affecting the rights and remedies of creditors. In addition, the obligations of such issuers may become subject to laws enacted in the future by Congress or state legislatures, or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of such obligations or upon the ability of municipalities to levy taxes. There is also the possibility that, as a result of litigation or other conditions, the ability of any issuer to pay, when due, the principal of and interest on its municipal securities may be materially affected.

Variable Rate Obligations (Money Market Reserves and Municipal Reserves). The interest rates payable on certain securities, including municipal leases, in which the Funds may invest, called "variable rate" obligations, are not fixed and may fluctuate based upon changes in market rates. The interest rate payable on a variable rate security is adjusted at predesignated periodic intervals. Other features may include the right whereby the Funds may demand prepayment of the principal amount of the obligation prior to its stated maturity and the right of the issuer to prepay the principal amount prior to maturity. The main benefit of variable rate securities is that the interest rate adjustment minimizes changes in the market value of the obligation. As a result, the purchase of variable rate securities enhances the ability of the Funds to maintain a stable NAV per share and to sell an obligation prior to maturity at a price approximating the full principal amount of the obligation. The payment of principal and interest by issuers of certain securities purchased may be guaranteed by letters of credit or other credit facilities offered by banks or other financial institutions. Such guarantees will be considered in determining whether a security meets a Fund's investment quality requirements.

P:\SAI\Funds\Laurel-dlf\J37-317-3-1-05.doc-004

Variable rate obligations purchased by the Funds may include participation interests, including those in industrial development bonds, purchased from banks, insurance companies or other financial institutions, and variable rate obligations that are backed by irrevocable letters of credit or guarantees of banks. The Funds can exercise the right, on not more than thirty days' notice, to sell such an instrument back to the bank from which it purchased the instrument and draw on the letter of credit for all or any part of the principal amount of a Fund's participation interest in the instrument, plus accrued interest, but will do so only (i) as required to provide liquidity to the Funds, (ii) to maintain a high quality investment portfolio, or (iii) upon a default under the terms of the demand instrument. Banks and other financial institutions retain portions of the interest paid on such variable rate obligations as their fees for servicing such instruments and the issuance of related letters of credit, guarantees and repurchase commitments. Dreyfus will monitor the pricing, quality and liquidity of variable rate demand obligations and participation interests therein held by the Funds on the basis of published financial information, rating agency reports and other research services.

Stand-by Commitments (Municipal Reserves). Municipal Reserves may purchase municipal securities together with the right to resell them to the seller or to some third party at an agreed-upon price or yield within specified periods prior to their maturity dates. The right to resell is commonly known as a "stand-by commitment," and the aggregate price which Municipal Reserves pays for securities with a stand-by commitment may be higher than the price which otherwise would be paid. The primary purpose of this practice is to permit Municipal Reserves to be as fully invested as practicable in municipal securities while preserving the necessary flexibility and liquidity to meet unanticipated redemptions. In this regard, Municipal Reserves acquires stand-by commitments solely to facilitate portfolio liquidity and does not exercise its rights thereunder for trading purposes. In connection with stand-by commitments, Municipal Reserves will segregate on its records permissible liquid assets of the Fund in an amount at least equal to the commitments. On delivery dates under the commitments, Municipal Reserves will meet its obligations from maturing securities, sales of securities held in a separate account or other available sources of cash. Since the value of a stand-by commitment is dependent on the ability of the stand-by commitment writer to meet its obligation to repurchase, the policy of Municipal Reserves is to enter into stand-by commitment transactions only with municipal securities dealers which are determined to present minimal credit risks as determined by Dreyfus.

The acquisition of a stand-by commitment does not affect the valuation or maturity of the underlying municipal securities which continue to be valued in accordance with the amortized cost method. Stand-by commitments acquired by Municipal Reserves are valued at zero in determining NAV. When Municipal Reserves pays directly or indirectly for a stand-by commitment its cost is reflected as unrealized depreciation for the period during which the commitment is held. Stand-by commitments do not affect the average weighted maturity of the Fund's portfolio of securities.

Stand-by commitments may involve certain expenses and risks, including the inability of the issuer of the commitment to pay for the securities at the time the commitment is exercised, non-marketability of the commitment, and differences between the maturity of the commitment.

Variable Amount Master Demand Notes (Money Market Reserves, Institutional Prime Fund and Institutional Government Fund). These Funds may invest in variable amount master demand notes. Variable amount master demand notes are unsecured obligations that are redeemable upon demand and are typically unrated. These instruments are issued pursuant to written agreements between their issuers and holders. The agreements permit the holders to increase (subject to an agreed maximum) and the holders and issuers to decrease the principal amount of the notes, and specify that the rate of interest payable on the principal fluctuates according to an agreed-upon formula. If an issuer of a variable amount master demand note were to default on its payment obligation, a Fund might be unable to dispose of the note because of the absence of a secondary market and might, for this or other reasons, suffer a loss to the extent of the default. A Fund will invest in variable amount master demand notes issued only by entities that Dreyfus considers creditworthy.

Floating Rate Securities (Money Market Reserves, Municipal Reserves, Institutional Prime Fund and Institutional Government Fund). These Funds may invest in floating rate securities. A floating rate security provides for the automatic adjustment of its interest rate whenever a specified interest rate changes. Interest rates on these securities are ordinarily tied to, and are a percentage of, a widely recognized interest rate, such as the yield on 90-day U.S. Treasury bills or the prime rate of a specified bank. These rates may change as often as twice daily. Generally, changes in interest rates will have a smaller effect on the market value of floating rate securities than on the market value of comparable fixed income obligations. Thus, investing in variable and floating rate securities generally allows less opportunity for capital appreciation and depreciation than investing in comparable fixed income securities.

Bank Instruments (Money Market Reserves, Municipal Reserves, Institutional Prime Fund and Institutional Government Fund). These Funds may purchase bank instruments. Bank instruments consist mainly of certificates of deposit, time deposits and bankers' acceptances.

ECDs, ETDs and Yankee CDs (Money Market Reserves, Municipal Reserves, Institutional Prime Fund and Institutional Government Fund). These Funds may purchase Eurodollar certificates of deposit ("ECDs"), which are U.S. dollar-denominated certificates of deposit issued by foreign branches of domestic banks, Eurodollar time deposits ("ETDs"), which are U.S. dollar-denominated deposits in a foreign branch of a domestic bank or a foreign bank, and Yankee-Dollar certificates of deposit ("Yankee CDs") which are certificates of deposit issued by a domestic branch of a foreign bank denominated in U.S. dollars and held in the United States. ECDs, ETDs, and Yankee CDs are subject to somewhat different risks than domestic obligations of domestic banks. See "Foreign Securities."

Eurodollar Bonds and Notes (Money Market Reserves). This Fund may invest in Eurodollar bonds and notes. Eurodollar bonds and notes are obligations which pay principal and interest in U.S. dollars held in banks outside the United States, primarily in Europe. Investments in Eurodollar bonds and notes involve risks that differ from investments in securities of domestic issuers. See "Foreign Securities."

Corporate Obligations (Institutional Prime Fund, Money Market Reserves and Municipal Reserves). Each Fund may invest in corporate obligations that have received a short-term rating from Moody's, S&P or Fitch in one of the two highest short-term rating categories, or that have been issued by an issuer that has received a short-term rating from Moody's, S&P or Fitch in one of the two highest short-term ratings categories with respect to a class of debt obligations that is comparable in priority and security with the obligation in which the Fund invests. Each Fund may also invest in unrated corporate obligations that are of comparable quality to the foregoing obligations, as determined by Dreyfus. The Fund will dispose in a prudent and orderly fashion of bonds whose ratings drop below these minimum ratings.

Government Obligations (All Funds). Each Fund may invest in a variety of U.S. Treasury obligations, which differ only in their interest rates, maturities and times of issuance: (a) U.S. Treasury bills have a maturity of one year or less, (b) U.S. Treasury notes have maturities of one to ten years, and (c) U.S. Treasury bonds generally have maturities of greater than ten years.

In addition to U.S. Treasury obligations, Money Market Reserves, Municipal Reserves, Institutional Prime Fund and Institutional Government Fund may invest in obligations issued or guaranteed by U.S. Government agencies and instrumentalities that are supported by any of the following: (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow an amount limited to a specific line of credit from the U.S. Treasury, (c) the discretionary authority of the U.S. Treasury to lend to such Government agency or instrumentality, or (d) the credit of the instrumentality. (Examples of agencies and instrumentalities are: Federal Land Banks, Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Central Bank for Cooperatives, Federal Intermediate Credit Banks, Federal Home Loan Banks, General Services Administration, Maritime Administration, Tennessee Valley Authority, District of Columbia Armory Board, Inter-American Development Bank, Asian-American Development Bank, Student Loan Marketing Association, International Bank for Reconstruction and Development, Small Business Administration and Fannie Mae). No assurance can be given that the U.S. Government will provide financial support to the agencies or instrumentalities described in (b), (c) and (d) in the future, other than as set forth above, since it is not obligated to do so by law.

Repurchase Agreements (All Funds). Each Fund may enter into repurchase agreements with U.S. Government securities dealers recognized by the Federal Reserve Board, with member banks of the Federal Reserve System, or with such other brokers or dealers that meet the respective Fund's credit guidelines. This technique offers a method of earning income on idle cash. In a repurchase agreement, a Fund buys a security from a seller that has agreed to repurchase the same security at a mutually agreed upon date and price. A Fund's resale price will be in excess of the purchase price, reflecting an agreed upon interest rate. This interest rate is effective for the period of time the Fund is invested in the agreement and is not related to the coupon rate on the underlying security. Repurchase agreements may also be viewed as a fully collateralized loan of money by a Fund to the seller. The period of these repurchase agreements will usually be short, from overnight to one week, and at no time will a Fund invest in repurchase agreements for more than one year. A Fund will always receive as collateral securities whose market value including accrued interest is, and during the entire term of the agreement remains, at least equal to 100% of the dollar amount invested by the Fund in each agreement, including interest, and the Fund will make payment for such securities only upon physical delivery or upon evidence of book entry transfer to the account of the custodian. If the seller defaults, a Fund might incur a loss if the value of the collateral securing the repurchase agreement declines and might incur disposition costs in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of a security which is the subject of a repurchase agreement, realization upon the collateral by the Fund may be delayed or limited. Each Fund seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the obligors under repurchase agreements, in accordance with the Fund's credit guidelines.

Commercial Paper (Money Market Reserves, Municipal Reserves, Institutional Prime Fund and Institutional Government Fund). The Funds may invest in commercial paper. These instruments are short-term obligations issued by banks and corporations that have maturities ranging from two to 270 days. Each instrument may be backed only by the credit of the issuer or may be backed by some form of credit enhancement, typically in the form of a guarantee by a commercial bank. Commercial paper backed by guarantees of foreign banks may involve additional risk due to the difficulty of obtaining and enforcing judgments against such banks and the generally less restrictive regulations to which such banks are subject. Money Market Reserves and Municipal Reserves will only invest in commercial paper of U.S. and foreign companies rated at the time of purchase at least A-1 by S&P, Prime-1 by Moody's or F1 by Fitch or determined by Dreyfus to be of comparable quality.

Foreign Securities (Money Market Reserves, Municipal Reserves, Institutional Prime Fund and Institutional Government Fund). These Funds may purchase securities of foreign issuers and may invest in obligations of foreign branches of domestic banks and domestic branches of foreign banks. Investment in foreign securities presents certain risks, including those resulting from adverse political and economic developments and the possible imposition of foreign governmental laws or restrictions, reduced availability of public information concerning issuers, and the fact that foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to domestic issuers. Moreover, securities of many foreign issuers may be less liquid and their prices more volatile than those of comparable domestic issuers. In addition, with respect to certain foreign countries, there is the possibility of expropriation, confiscatory taxation and limitations on the use or removal of funds or other assets of a Fund, including withholding of dividends. Foreign securities may be subject to foreign government taxes that would reduce the yield on such securities.

Illiquid Securities (All Funds). Each Fund may invest up to 10% of the value of its net assets in illiquid securities, including time deposits and repurchase agreements having maturities longer than seven days. Securities that have readily available market quotations are not deemed illiquid for purposes of this limitation (irrespective of any legal or contractual restrictions on resale). A Fund may invest in commercial obligations issued in reliance on the so-called "private placement" exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended ("Section 4(2) paper"). A Fund may also purchase securities that are not registered under the Securities Act of 1933, as amended, but that can be sold to qualified institutional buyers in accordance with Rule 144A under that Act ("Rule 144A securities"). Liquidity determinations with respect to Section 4(2) paper and Rule 144A securities will be made by the Board of Directors or by Dreyfus pursuant to guidelines established by the Board of Directors. The Board or Dreyfus will consider availability of reliable price information and other relevant information in making such determinations. Section 4(2) paper is restricted as to disposition under the federal securities laws, and generally is sold to institutional investors, such as the Funds, that agree that they are purchasing the paper for investment and not with a view to public distribution. Any resale by the purchaser must be pursuant to registration or an exemption therefrom. Section 4(2) paper normally is resold to other institutional investors like the Funds through or with the assistance of the issuer or investment dealers who make a market in the Section 4(2) paper, thus providing liquidity. Rule 144A securities generally must be sold to other qualified institutional buyers. If a particular investment in Section 4(2) paper or Rule 144A securities is not determined to be liquid, that investment will be included within the percentage limitation on investment in illiquid securities. The ability to sell Rule 144A securities to qualified institutional buyers is a recent development and it is not possible to predict how this market will mature. Investing in Rule 144A securities could have the effect of increasing the level of Fund illiquidity to the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities.

Credit Enhancements (Money Market Reserves, Municipal Reserves, Institutional Prime Fund and Institutional Government Fund). Certain instruments in which these Funds may invest, including floating rate securities, variable amount master demand notes and variable rate obligations, may be backed by letters of credit or insured or guaranteed by financial institutions, such as banks, or insurance companies, whose credit quality ratings are judged by Dreyfus to be comparable in quality to the two highest quality ratings of Moody's, S&P, or Fitch. Changes in the credit quality of banks and other financial institutions that provide such credit or liquidity enhancements to a Fund's portfolio securities could cause losses to the Fund and affect its share price.

Asset-Backed Securities. (Money Market Reserves and Institutional Prime Fund only) Each Fund may purchase asset-backed securities, which are securities issued by special purpose entities whose primary assets consist of a pool of mortgages, loans, receivables or other assets. Payment of principal and interest may depend largely on the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other forms of credit or liquidity enhancements. The value of these asset-backed securities also may be affected by the creditworthiness of the servicing agent for the pool of assets, the originator of the loans or receivables or the financial institution providing the credit support.

Investment Techniques

In addition to the principal investment strategies discussed in each Fund's Prospectus, the Fund also may engage in the investment techniques described below. The Fund might not use, or may not have the ability to use, any of these strategies and there can be no assurance that any strategy that is used will succeed. The use of certain of these investment techniques by Municipal Reserves may give rise to taxable income.

Borrowing (All Funds). Each Fund is authorized, within specified limits, to borrow money for temporary administrative purposes and to pledge its assets in connection with such borrowings.

When-Issued Securities and Delayed Delivery Transactions (All Funds). New issues of U.S. Treasury and Government securities are often offered on a "when-issued" basis. This means that delivery and payment for the securities normally will take place approximately 7 to 45 days after the date the buyer commits to purchase them. The payment obligation and the interest rate that will be received on securities purchased on a "when-issued" basis are each fixed at the time the buyer enters into the commitment. Each Fund will make commitments to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities or dispose of the commitment before the settlement date if it is deemed advisable as a matter of investment strategy. A Fund will segregate permissible assets at least equal at all times to the amount of the Fund's when-issued and delayed-delivery purchase commitments.

Securities purchased on a "when-issued" basis and the securities held by each Fund are subject to changes in market value based upon the public's perception of changes in the level of interest rates. Generally, the value of such securities will fluctuate inversely to changes in interest rates i.e., they will appreciate in value when interest rates decline and decrease in value when interest rates rise. Therefore, if in order to achieve higher interest income each Fund remains substantially fully invested at the same time that it has purchased securities on a "when-issued" basis, there will be a greater possibility of fluctuation in the Fund's NAV.

When payment for "when-issued" securities is due, each Fund will meet its obligations from then-available cash flow, the sale of segregated securities, the sale of other securities and/or, although it would not normally expect to do so, from the sale of the "when-issued" securities themselves (which may have a market value greater or less than the Fund's payment obligation). The sale of securities to meet such obligations carries with it a greater potential for the realization of capital gains, which are subject to federal income taxes.

To secure advantageous prices or yields, a Fund may purchase or sell securities for delayed delivery. In such transactions, delivery of the securities occurs beyond the normal settlement periods, but no payment or delivery is made by a Fund prior to the actual delivery or payment by the other party to the transaction. The purchase of securities on a delayed delivery basis involves the risk that the value of the securities purchased will decline prior to the settlement date. The sale of securities for delayed delivery involves the risk that the prices available in the market on the delivery date may be greater than those obtained in the sale transaction. The Funds will establish a segregated account consisting of cash, U.S. Government securities or other high-grade debt obligations in an amount at least equal at all times to the amounts of its delayed delivery commitments.

Loans of Fund Securities (All Funds except U.S. Treasury Reserves). Each Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. A Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities, which affords the Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. Loans of portfolio securities may not exceed 33-1/3% of the value of a Fund's total assets (including the value of all assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. These loans are terminable by a Fund at any time upon specified notice. A Fund might experience loss if the institution to which it has lent its securities fails financially or breaches its agreement with the Fund. In addition, it is anticipated that a Fund may share with the borrower some of the income received on the collateral for the loan or that it will be paid a premium for the loan. In determining whether to lend securities, a Fund considers all relevant factors and circumstances including the creditworthiness of the borrower. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. A Fund will minimize this risk by limiting the investment of cash collateral to repurchase agreements or other high quality instruments with short maturities.

Reverse Repurchase Agreements (Money Market Reserves, Municipal Reserves and Institutional Prime Fund). A Fund may enter into reverse repurchase agreements to meet redemption requests where the liquidation of Fund securities is deemed by Dreyfus to be disadvantageous. Under a reverse repurchase agreement, a Fund: (1) transfers possession of Fund securities to a bank or broker-dealer in return for cash in an amount equal to a percentage of the securities' market value; and (2) agrees to repurchase the securities at a future date by repaying the cash with interest. A Fund retains record ownership of the security involved including the right to receive interest and principal payments. Each Fund will segregate permissible liquid assets at least equal to the aggregate amount of its reverse repurchase obligations, plus accrued interest, in certain cases, in accordance with releases promulgated by the SEC. The SEC views reverse repurchase transactions as collateralized borrowings by the Fund. Except for these transactions, borrowings by a Fund generally will be unsecured. These transactions may increase the risk of potential fluctuations in the market value of the Fund's assets. In addition, interest costs on the cash received may exceed the return on the securities purchased.

Master/Feeder Option. The Company may in the future seek to achieve any Fund's investment objective by investing all of the Fund's net investable assets in another investment company having the same investment objective and substantially the same investment policies and restrictions as those applicable to the Fund. Shareholders of a Fund will be given at least 30 days' prior notice of any such investment. Such investment would be made only if the Board of Directors determines it to be in the best interest of a Fund and its shareholders. In making that determination, the Board of Directors will consider, among other things, the benefits to shareholders and/or the opportunity to reduce costs and achieve operational efficiency. Although the Funds believe that the Board of Directors will not approve an arrangement that is likely to result in higher costs, no assurance is given that costs will be materially reduced if this option is implemented.

Certain Investments. From time to time, to the extent consistent with its investment objective, policies and restrictions, each Fund may invest in securities of companies with which Mellon Bank, N.A. ("Mellon Bank"), an affiliate of Dreyfus, has a lending relationship.

Investment Restrictions

Fundamental. The following limitations have been adopted by each Fund. A Fund may not change any of these fundamental investment limitations without the consent of: (a) 67% or more of the shares present at a meeting of shareholders duly called if the holders of more than 50% of the outstanding shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding shares of the Fund, whichever is less. Municipal Reserves has adopted a fundamental policy to invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in tax-exempt securities (or other investments with similar economic characteristics).   Each Fund may not:

1.	Purchase any securities which would cause more than 25% of the value of a Fund's total assets at the time of such purchase to be invested in the securities of one or more issuers conducting their principal activities in the same industry. (For purposes of this limitation, U.S. Government securities, and state or municipal governments and their political subdivisions are not considered members of any industry. In addition, this limitation does not apply to investments in domestic banks, including U.S. branches of foreign banks and foreign branches of U.S. banks.)

2.	Borrow money or issue senior securities as defined in the 1940 Act except that (a) a Fund may borrow money in an amount not exceeding one-third of the Fund's total assets at the time of such borrowings, and (b) a Fund may issue multiple classes of shares. The purchase or sale of futures contracts and related options shall not be considered to involve the borrowing of money or issuance of senior securities.

3.	Purchase with respect to 75% of a Fund's total assets securities of any one issuer (other than securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities) if, as a result, (a) more than 5% of a Fund's total assets would be invested in the securities of that issuer, or (b) a Fund would hold more than 10% of the outstanding voting securities of that issuer.

4.	Make loans or lend securities, if as a result thereof more than one-third of the Fund's total assets would be subject to all such loans. For purposes of this limitation debt instruments and repurchase agreements shall not be treated as loans.

5.	Purchase or sell real estate, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent a Fund from investing in securities or other instruments backed by real estate, including mortgage loans, or securities of companies that engage in real estate business or invest or deal in real estate or interests therein).

6.	Underwrite securities issued by any other person, except to the extent that the purchase of securities and later disposition of such securities in accordance with the Fund's investment program may be deemed an underwriting.

7.	Purchase or sell commodities except that each Fund may enter into futures contracts and related options, forward currency contracts and other similar instruments.

Each Fund may, notwithstanding any other fundamental investment policy or limitation, invest all of its investable assets in securities of a single open-end management investment company with substantially the same investment objective, policies and limitations as the Fund.

None of the Funds intends to engage in futures contracts, related options or forward currency contracts.

Nonfundamental. Under normal circumstances, (1) U.S. Treasury Reserves and Institutional U.S. Treasury Fund each invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations (or other investments with similar economic characteristics) and (2) Institutional Government Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in money market instruments issued or guaranteed by the U.S. Government or its agencies or instrumentalities (or other investments with similar economic characteristics). Each Fund has adopted a policy to provide its shareholders with at least 60 days' prior notice of any change in its policy to so invest its assets. The Funds have adopted the following additional non-fundamental restrictions. These non-fundamental restrictions may be changed without shareholder approval, in compliance with applicable law and regulatory policy. Each Fund may not:

1.	Sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amounts to the securities sold short.

2.	Purchase securities on margin, except that a Fund may obtain such short-term credits as are necessary for the clearance of transactions.

3.	Purchase oil, gas or mineral leases.

4.	Purchase or retain the securities of any issuer if the officers, Directors of the Fund, its advisers, or managers, owning beneficially more than one half of one percent of the securities of such issuer, together own beneficially more than five percent of such securities.

5.	Purchase securities of issuers (other than securities issued or guaranteed by domestic or foreign governments or political subdivisions thereof), including their predecessors, that have been in operation for less than three years, if by reason thereof, the value of such Fund's investment in such securities would exceed 5% of such Fund's total assets. For purposes of this limitation, sponsors, general partners, guarantors and originators of underlying assets may be treated as the issuer of a security.

6.   Invest more than 10% of the value of its net assets in illiquid securities, including repurchase agreements with remaining maturities in excess of seven days, time deposits with maturities in excess of seven days and other securities which are not readily marketable. For purposes of this limitation, illiquid securities shall not include Section 4(2) Paper and securities which may be resold under Rule 144A under the Securities Act of 1933, as amended, provided that the Board of Directors, or its delegate, determines that such securities are liquid based upon the trading markets for the specific security.

7.   Invest in securities of other investment companies, except as they may be acquired as part of a merger, consolidation or acquisition of assets and except to the extent otherwise permitted by the 1940 Act.

8.   Purchase any security while borrowings representing more than 5% of the Fund's total assets are outstanding.

9.   Purchase warrants if at the time of such purchase: (a) more than 5% of the value of such Fund's assets would be invested in warrants, or (b) more than 2% of the value of the Fund's assets would be invested in warrants that are not listed on the New York Stock Exchange ("NYSE") or American Stock Exchange (for purposes of this limitation, warrants acquired by a Fund in units or attached to securities will be deemed to have no value).

10.   Purchase puts, calls, straddles, spreads and any combination thereof if by reason thereof the value of its aggregate investment in such classes of securities will exceed 5% of its total assets except that: (a) this limitation shall not apply to standby commitment, and (b) this limitation shall not apply to a Fund's transactions in futures contracts and related options.

If a percentage restriction is adhered to at the time of an investment, a later increase or decrease in such percentage resulting from a change in the values of assets will not constitute a violation of such restriction, except as otherwise required by the 1940 Act. With respect to Fundamental Investment Restriction No. 2, however, if borrowings exceed 33-1/3% of the value of a Fund's total assets as a result of a change in values or assets, the Fund must take steps to reduce such borrowings at least to the extent of such excess.

If a Fund's investment objective, policies, restrictions, practices or procedures change, shareholders should consider whether the Fund remains an appropriate investment in light of the shareholder's then-current position and needs.

MANAGEMENT OF THE FUNDS/COMPANY

The Company's Board is responsible for the management and supervision of the Funds, and approves all significant agreements with those companies that furnish services to the Funds. These companies are as follows:

The Dreyfus Corporation ....Investment Adviser
Dreyfus Service Corporation .... Distributor
Dreyfus Transfer, Inc. .... Transfer Agent

Mellon Bank, N.A.. Custodian

Directors of the Company[*]

Directors of the Company, together with information as to their positions with the Company, principal occupations and other board memberships and affiliations, are shown below. Each of the Directors also serves as a Trustee of The Dreyfus/Laurel Funds Trust and The Dreyfus/Laurel Tax-Free Municipal Funds (collectively, with the Company, the "Dreyfus/Laurel Funds") and Dreyfus High Yield Strategies Fund.

Name (Age) Position with Fund	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (61) Chairman of the Board	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Levcor International, Inc., an apparel fabric processor, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director* Azimuth Trust, an institutional asset management firm, *Member of Board of Managers and Advisory Board*
James M. Fitzgibbons (70) Board Member	Chairman of the Board, Davidson Cotton Company (1998-2002)	Bill Barrett Company, an oil and gas exploration company, *Director*
J. Tomlinson Fort (76) Board Member	Retired; Of Counsel, Reed Smith LLP (1998-2004)	Allegheny College, *Emeritus Trustee* Pittsburgh Ballet Theatre, *Trustee* American College of Trial Lawyers, *Fellow*
Kenneth A. Himmel (58) Board Member	President and CEO, Related Urban Development, a real estate development company (1996-Present) President and CEO, Himmel & Company, a real estate development company (1980-Present) CEO, American Food Management, a restaurant company (1983-Present)	None
Stephen J. Lockwood (57) Board Member	Chairman of the Board, Stephen J. Lockwood and Company LLC, an investment company (2000-Present)	BDML Holdings, an insurance company, *Chairman of the Board* Affiliated Managers Group, an investment management company, *Director*

---

[*] None of the Directors are "interested persons" of the Company, as defined in the 1940 Act.

Name (Age) Position with Fund	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
	Chairman of the Board and CEO, LDG Reinsurance Corporation (1977-2000)	
Roslyn M. Watson (55) Board Member	Principal, Watson Ventures, Inc., a real estate investment company (1993-Present)	American Express Centurion Bank, *Director* The Hyams Foundation Inc., a Massachusetts Charitable Foundation, *Trustee* National Osteoporosis Foundation, *Trustee*
Benaree Pratt Wiley (58) Board Member	President and CEO, The Partnership, an organization dedicated to increasing the representation of African Americans in positions of leadership, influence and decision-making in Boston, MA (1991-Present)	Boston College, *Associated Trustee* The Greater Boston Chamber of Commerce, *Director* Mass. Development, *Director* Commonwealth Institute, *Director* Efficacy Institute, *Director* PepsiCo African-American, *Advisory Board* The Boston Foundation, *Director* Harvard Business School Alumni Board, *Director*

Directors are elected to serve for an indefinite term. The Company has standing audit, nominating and compensation committees, each comprised of its Directors who are not "interested persons" of the Company, as defined in the 1940 Act. The function of the audit committee is (i) to oversee the Company's accounting and financial reporting processes and the audits of the Funds' financial statements and (ii) to assist in the Board's oversight of the integrity of the Funds' financial statements, the Funds' compliance with legal and regulatory requirements and the register public accounting firm's qualifications, independence and performance. The Company's nominating committee is responsible for selecting and nominating persons as members of the Board for election or appointment by the Board and for election by shareholders. In evaluating potential nominees, including any nominees recommended by shareholders, the committee takes into consideration various factors listed in the Nominating Committee Charter, including character and integrity, business and professional experience, and whether the committee believes the person has the ability to apply sound and independent business judgment and would act in the interest of each Fund and its shareholders. The nominating committee will consider recommendations for nominees from shareholders submitted to the Secretary of the Company, c/o The Dreyfus Corporation Legal Department, 200 Park Avenue, 8th Floor West, New York, New York 10166, which includes information regarding the recommended nominee as specified in the Nominating Committee Charter. The function of the compensation committee is to establish the appropriate compensation for serving on the Board. The Company also has a standing pricing committee comprised of any one Director. The function of the pricing committee is to assist in valuing the Funds' investments. The audit committee met four times and the nominating and compensation committees each met once during the fiscal year ended October 31, 2004. The pricing committee did not meet during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2004.

Name of Board Member	Money Market Reserves	U.S. Treasury Reserves	Municipal Reserves
Joseph S. DiMartino	None	None	None
James M. Fitzgibbons	$10,001 – $50,000	None	None
J. Tomlinson Fort	None	None	None
Kenneth A. Himmel	None	None	None
Stephen J. Lockwood	None	None	None
Roslyn M. Watson	None	None	None
Benaree Pratt Wiley	None	None	None

Name of Board Member	Dreyfus Institutional Prime Money Market Fund	Dreyfus Institutional Government Money Market Fund	Dreyfus Institutional Treasury Money Market Fund	Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member
Joseph S. DiMartino	None	None	None	Over $100,000
James M. Fitzgibbons	None	None	None	Over $100,000
J. Tomlinson Fort	None	None	None	$50,001 – $100,000
Kenneth A. Himmel	None	None	None	None
Stephen J. Lockwood	None	None	None	None
Roslyn M. Watson	None	None	None	None
Benaree Pratt Wiley	None	None	None	None

As of December 31, 2004, none of the Board members or their immediate family members owned securities of Dreyfus, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with Dreyfus or the Distributor.

Officers of the Company

STEPHEN E. CANTER, President since March 2000. Chairman of the Board, Chief Executive Officer, and Chief Operating Officer of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, <u>Executive Vice President since November 2002</u>. Chief Investment Officer, Vice Chairman and a Director of Dreyfus, and an officer of 95 investment companies (comprised of 185 portfolios) managed by Dreyfus. Mr. Byers also is an Officer, Director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000.

MARK N. JACOBS, <u>Vice President since March 2000</u>. Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, <u>Secretary since March 2000</u>. Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director – Mutual Fund Accounting of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 46 years old and has been an employee of Dreyfus since April 1985.

JAMES BITETTO, <u>Assistant Secretary since October 2004</u>. Assistant General Counsel and Assistant Secretary of Dreyfus, and an officer of 4 investment companies (comprised of 23 portfolios) managed by Dreyfus. He is 38 years old and has been an employee of Dreyfus since December 1996.

JEFF PRUSNOFSKY, <u>Assistant Secretary since March 2000</u>. Associate General Counsel of Dreyfus, and an officer of 24 investment companies (comprised of 81 portfolios) managed by Dreyfus. He is 39 years old and has been an employee of Dreyfus since January 1986.

MICHAEL A. ROSENBERG, <u>Assistant Secretary since March 2000</u>. Associate General Counsel of Dreyfus, and an officer of 93 investment companies (comprised of 194 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

RICHARD CASSARO, <u>Assistant Treasurer since August 2003</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 100 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of

Dreyfus since September 1982.

ERIK D. NAVILOFF, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Taxable Fixed Income Funds of Dreyfus, and an officer of 18 investment companies (comprised of 73 portfolios) managed by Dreyfus. He is 36 years old and has been an employee of Dreyfus since November 1992.

ROBERT S. ROBOL, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Money Market Funds of Dreyfus, and an officer of 37 investment companies (comprised of 79 portfolios) managed by Dreyfus. He is 40 years old and has been an employee of Dreyfus since October 1988.

KENNETH J. SANDGREN, <u>Assistant Treasurer since November 2001</u>. Mutual Funds Tax Director of Dreyfus, and an officer of 96 investment companies (comprised of 201 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

ROBERT J. SVAGNA, <u>Assistant Treasurer since December 2002</u>. Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 25 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since July 2002</u>. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 91 investment companies (comprised of 196 portfolios) managed by Dreyfus. He is 34 years old and has been an employee of the Distributor since October 1998.

JOSEPH W. CONNOLLY, <u>Chief Compliance Officer since October 2004.</u> Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (93 investment companies, comprising 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

The address of each Director and officer of the Company is 200 Park Avenue, New York, New York 10166.

No officer or employee of the Distributor (or of any parent, subsidiary or affiliate thereof) receives any compensation from the Company for serving as an Officer or Director of the Company. The Dreyfus/Laurel Funds pay each Director/Trustee who is not an "interested person" of the Company (as defined in the 1940 Act) $40,000 per annum, plus $5,000 per joint Dreyfus/Laurel Funds Board meeting attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone. The Dreyfus/Laurel Funds also reimburse each Director/Trustee who is not an "interested person" of the Company (as defined in the 1940 Act) for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund.

In addition, the Company currently has one Emeritus Board member who is entitled to receive an annual retainer and a per meeting fee of one-half the amount paid to him as a Board member.

The aggregate amounts of fees and expenses received by each current Director from the Company for the fiscal year ended October 31, 2004, and from all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) during the year ended December 31, 2004, were as follows:

Name of Board Member	Aggregate Compensation From the Company#	Total Compensation From the Company and Fund Complex Paid to Board Member*
Joseph S. DiMartino	$30,000.00	$874,125 (193)
James M. Fitzgibbons	$23,833.00	$ 96,000 (23)
J. Tomlinson Fort	$24,000.00	$ 96,000 (23)
Kenneth A. Himmel	$20,333.00	$ 88,000 (23)
Stephen J. Lockwood	$22,167.00	$ 97,500 (23)
Roslyn M. Watson	$24,000.00	$ 96,000 (23)
Benaree P. Wiley	$24,000.00	$ 95,500 (23)

\#   Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors. Amount does not include reimbursed expenses for attending Board meetings, which amounted to $6,116 for the Company.

*   Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Funds, for which the Board member served.

The following persons are known by the Company to own of record 5% or more of the indicated Fund's outstanding voting securities on February 2, 2005. A shareholder who beneficially owns, directly or indirectly, more than 25% of a Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

Dreyfus Money Market Reserves:

Pershing   57.0943% (Investor Shares)
Cash Management Services
One Pershing Plaza
Harborside III, 6th Floor
Jersey City, NJ 07399

Mellon Retail Banking (CTA)   25.052% (Investor Shares)
AIS Operation
Room 154-0940/Client Services
505 Ross Street
Pittsburgh, PA 15262-0001

Boston Safe Deposit & Trust   74.1099% (Class R Shares)
Mellon Bank
P.O. Box 534005
Pittsburgh, PA 15253-4005

Wells Fargo Investments LLC   8.4411% (Class R Shares)
625 Marquette Avenue, 12th Floor
Minneapolis, MN 55402-2308

Fiserve Sweep Account, Inc.   9.7812% (Class R Shares)
One Commerce Square
2005 Market Street, 11th Floor
Philadelphia, PA 19103-7042

Dreyfus U.S. Treasury Reserves:

Pershing   87.2759% (Investor Shares)
Cash Management Services
One Pershing Plaza
Harborside III, 6th Floor
Jersey City, NJ 07399-0002

Boston Safe Deposit & Trust   86.4824% (Class R Shares)
Mellon Bank
P.O. Box 534005
Pittsburgh, PA 15253-4005

Wells Fargo Investments LLC   12.2183% (Class R Shares)
625 Marquette Avenue
12th Floor
Minneapolis, MN 55402-2308

Dreyfus Municipal Reserves:

Pershing   77.609% (Investor Shares)
Cash Management Services
One Pershing Plaza
Harborside III, 6th Floor
Jersey City, NJ 07399

Boston Safe Deposit & Trust   85.2009% (Class R Shares)
Mellon Bank
P.O. Box 534005
Pittsburgh, PA 15253-4005

Mellon Bank, N.A.   5.4937% (Class R Shares)
Capital Markets Customers
One Mellon Bank Center
Room 151-0440
Pittsburgh, PA 15258-0001

Dreyfus Institutional Prime Money Market Fund:

Boston Safe Deposit & Trust   84.8543%
Mellon Bank
P.O. Box 534005
Pittsburgh, PA 15253-4005

Mellon Global Cash Management   11.3684%
AIS Operations
Room 154-0940
Mellon Client Service Center
505 Ross Street
Pittsburgh, PA 15262-0001

Dreyfus Institutional Government Money Market Fund:

Boston Safe Deposit & Trust   99.9991%
Mellon Bank
P.O. Box 534005
Pittsburgh, PA 15253-4005

Dreyfus Institutional U.S. Treasury Money Market Fund:

Mellon Trust   96.3004%
3 Mellon Bank Center
Pittsburgh, PA 15259-0001

MANAGEMENT ARRANGEMENTS

The following information supplements and should be read in conjunction with the sections in each Fund's Prospectus entitled "Expenses" and "Management."

Investment Adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon"). Mellon is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

Management Agreement. Dreyfus serves as the investment adviser for the Funds pursuant to an Investment Management Agreement (the "Management Agreement") between Dreyfus and the Company, subject to the overall authority of the Board of Directors in accordance with Maryland law. Pursuant to the Management Agreement, Dreyfus provides, or arranges for one or more third parties to provide, investment advisory, administrative, custody, fund accounting and transfer agency services to the Funds. As investment adviser, Dreyfus manages the Funds by making investment decisions based on each Fund's investment objective, policies and restrictions. The Management Agreement is subject to review and approval at least annually by the Board of Directors.

The Management Agreement will continue from year to year with respect to each Fund provided that a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Company and either a majority of all Directors or a majority (as defined in the 1940 Act) of the shareholders of the Fund approve its continuance. The Company may terminate the Management Agreement with respect to each Fund upon the vote of a majority of the Board of Directors or upon the vote of a majority of the respective Fund's outstanding voting securities on 60 days' written notice to Dreyfus. Dreyfus may terminate the Management Agreement upon 60 days' written notice to the Company. The Management Agreement will terminate immediately and automatically upon its assignment (as defined in the 1940 Act).

In approving the current Management Agreement, the Board considered a number of factors, including the nature and quality of the services provided by Dreyfus; the investment philosophy and investment approach as applied to the Funds by Dreyfus; the investment management expertise of Dreyfus in respect of the Funds' investment strategies; the personnel, resources and experience of Dreyfus; the Funds' performance history and the management fees paid to Dreyfus relative to those of mutual funds with similar investment objectives, strategies and restrictions; Dreyfus' costs of providing services under the Management Agreement; the relationship between the fees paid to Dreyfus under the Management Agreement and the Company's Distribution Plan on behalf of the Investor Shares of Money Market Reserves, U.S.

Treasury Reserves and Municipal Reserves and ancillary benefits Dreyfus may receive from its relationship with the Company.

The following persons are officers and/or directors of Dreyfus: Stephen E. Canter, Chairman of the Board, Chief Executive Officer and Chief Operating Officer; Michael G. Millard, President and a director; Stephen R. Byers, Chief Investment Officer, Vice Chairman and a director; J. Charles Cardona, Vice Chairman and a director; J. David Officer, Vice Chairman and a director; Ronald P. O'Hanley III, Vice Chairman and a director; Diane P. Durnin, Executive Vice President; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Lisa A. Fox, Vice President-Human Resources; Anthony Mayo, Vice President-Information Systems; Angela E. Price, Vice President; Theodore A. Schachar, Vice President-Tax; Alex G. Sciulli, Vice President; Wendy H. Strutt, Vice President; William H. Maresca, Controller; Joseph W. Connolly, Chief Compliance Officer; James Bitetto, Assistant Secretary; Steven F. Newman, Assistant Secretary; and Steven G. Elliott, David F. Lamere, Martin G. McGuinn and Richard W. Sabo, directors.

The Company, Dreyfus and the Distributor each have adopted a Code of Ethics, that permits its personnel, subject to the Code of Ethics, to invest in securities that may be purchased or held by a Fund. Dreyfus' Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by Dreyfus. In that regard, portfolio managers and other investment personnel of Dreyfus must pre-clear and report their personal securities transactions and holdings, which are reviewed for compliance with Dreyfus' Code of Ethics and are also subject to the oversight of Mellon's Investment Ethics Committee (the "Committee"). Portfolio managers and other investment personnel who comply with the pre-clearance and disclosure procedures of Dreyfus' Code of Ethics and the requirements of the Committee, may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

Expenses. Under the Management Agreement, Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves have each agreed to pay Dreyfus a monthly fee at the annual rate of 0.50% of the value of each such Fund's average daily net assets and Institutional Prime Fund, Institutional Government Fund and Institutional U.S. Treasury Fund have each agreed to pay Dreyfus a monthly fee at the annual rate of 0.15% of the value of each such Fund's average daily net assets. Dreyfus pays all of the Funds' expenses, except brokerage fees, taxes, interest, fees and expenses of the non-interested directors (including counsel fees), Rule 12b-1 fees (if applicable, and which are deemed for this purpose to include payments under the Shareholder Servicing Plan for Institutional Prime Fund, Institutional Government Fund and Institutional U.S. Treasury Fund) and extraordinary expenses. Although Dreyfus does not pay for the fees and expenses of the non-interested Directors (including counsel fees), Dreyfus is contractually required to reduce its investment management fee by an amount equal to each Fund's allocable share of such fees and expenses. From time to time, Dreyfus may voluntarily waive a portion of the investment management fees payable by a Fund, which would have the effect of lowering the expense ratio of the Fund and increasing return to investors. Expenses attributable to a Fund are charged against the Fund's assets; other expenses of the Company are allocated among its funds on the basis determined by the Board, including, but not limited to, proportionately in relation to the net assets of each fund.

For the last three fiscal years, each Fund paid the following management fees:

	For the Fiscal Years Ended October 31,		
	2004	2003	2002
Money Market Reserves	$2,904,391	$3,164,710	$5,371,184
U.S. Treasury Reserves	$ 802,338	$ 765,976	$ 829,897
Municipal Reserves	$1,143,676	$1,789,776	$1,909,637
Institutional Prime Fund	$ 730,795	$ 966,344	$1,081,159
Institutional Government Fund	$ 450,154	$ 896,981	$ 843,714
Institutional U.S. Treasury Fund	$ 542,496	$ 746,272	$ 836,614

The Distributor. The Distributor, a wholly-owned subsidiary of Dreyfus, located at 200 Park Avenue, New York, New York 10166, serves as the Funds' distributor on a best efforts basis pursuant to an agreement which is renewable annually. Dreyfus may pay the Distributor for shareholder services from Dreyfus' own assets, including past profits but not including the management fee paid by a Fund. The Distributor may use part or all of such payments to pay certain banks, securities brokers or dealers and other financial institutions ("Agents") in connection with their offering of Fund shares to their customers, or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the Funds instead of other mutual funds where such payments are not received. Consult a representative of your plan or financial institution for further information.

The Distributor also acts as distributor for the other funds in the Dreyfus Family of Funds.

Dreyfus or the Distributor may provide additional cash payments out of its own resources to financial intermediaries that sell shares of the Funds or provide other services. Such payments are in addition to any sales charges, 12b-1 fees and/or shareholder services fees paid by the Funds. These additional payments may be made to Agents, including affiliates, that provide shareholder servicing, sub-Administration, record-keeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the Agent. Cash compensation also may be paid to Agents for inclusion of a Fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." In some cases, these payments may create an incentive for an Agent to recommend or sell shares of the Fund to you. Please contact your Agent for details about any payments they may receive in connection with the sales of Funds shares or the provision of services to the Funds.

From time to time, Dreyfus or the Distributor also may provide cash or non-cash compensation to Agents in the form of: occasional meals, tickets, or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended.

The Distributor may pay Agents that have entered into agreements with the Distributor a fee based on the amount invested through such dealers in Fund shares by employees participating in qualified or non-qualified employee benefit plans including pension, profit sharing and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments ("Retirement Plans"), or other programs. The term "Retirement Plans" does not include IRAs, IRA "Rollover Accounts" or IRAs set up under a Simplified Employee Pension Plan ("SEP-IRAs"). Generally, the Distributor may pay such Agents a fee of up to 1% of the amount invested through the Agents. The Distributor, however, may pay Agents a higher fee and reserves the right to cease paying these fees at any time. The Distributor will pay such fees from its own funds, other than amounts received from a Fund, including past profits or any other source available to it. Sponsors of such Retirement Plans or the participants therein should consult their Agent for more information regarding any such fee payable to the Agent.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc., (the "Transfer Agent"), a wholly-owned subsidiary of Dreyfus, 200 Park Avenue, New York, New York 10166, serves as the Company's transfer and dividend disbursing agent. Under a transfer agency agreement with the Company, the Transfer Agent arranges for the maintenance of shareholder account records for the Funds, the handling of certain communications between shareholders and the Funds, and the payment of dividends and distributions payable by the Funds. For these services, the Transfer Agent receives a monthly fee from Dreyfus pursuant to the Company's unitary fee structure, which fee is computed on the basis of the number of shareholder accounts it maintains for the Company during the month, and is reimbursed for certain out-of-pocket expenses.

Mellon Bank, an affiliate of Dreyfus, located at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258, acts as custodian of each Fund's investments. Under a custody agreement with the Company, Mellon Bank holds each Fund's portfolio securities and keeps all necessary accounts and records. For its custody services, Mellon Bank receives a monthly fee based on the market value of each Fund's assets held in custody and receives certain securities transaction charges. This fee is paid to Mellon Bank by Dreyfus pursuant to the Fund's unitary fee structure. The Transfer Agent and Mellon Bank, as custodian, have no part in determining the investment policies of the Funds or which securities are to be purchased or sold by the Funds.

HOW TO BUY SHARES

The following information supplements and should be read in conjunction with the sections in each Fund's Prospectus entitled "Account Policies," "Services for Fund Investors," "Instructions for Regular Accounts," and "Instructions for IRAs."

General. Each of Money Market Reserves, U. S. Treasury Reserves and Municipal Reserves offers two share classes - Class R shares and Investor shares. Investor shares and Class R shares are identical, except as to the services offered to and the expenses borne by each class. Investor shares are sold primarily to investors maintaining related securities, brokerage, commodities trading or similar accounts with Agents that have entered into Selling Agreements ("Agreements") with the Distributor. Additionally, holders of Investor shares who have held their shares since August 31, 1995, may continue to purchase Investor shares whether or not they otherwise would be eligible to do so.

As discussed under "Management Arrangement – Distributor," Agents may receive revenue sharing payments from Dreyfus or the Distributor. The receipt of such payments could create an incentive for an Agent to recommend or sell shares of a Fund instead of other mutual funds where such payments are not received. Please contact your Agent for details about any payments it may receive in connection with the sale of Fund shares or the provision of services to the Funds.

Class R shares are offered only to (i) bank trust departments and other financial service providers (including Mellon Bank and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who have received and hold shares of Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory agency, custodial or similar capacity for Retirement Plans and SEP-IRAs. Class R shares may be purchased for a Retirement Plan or SEP-IRA only by a custodian, trustee, investment manager or other entity authorized to act on behalf of such Retirement Plan or SEP-IRA. In addition, holders of Class R shares of a Fund who have held their shares since June 5, 2003 may continue to purchase Class R shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so. It is not recommended that Municipal Reserves be used as a vehicle for Retirement Plans, Keogh plans, Education Savings Accounts or Individual Retirement Accounts.

If shares of Money Market Reserves, U.S. Treasury Reserves or Municipal Reserves are held in an account at a bank or with an Agent, such bank or Agent may require you to place all purchase, exchange and redemption orders through them. All banks and Agents have agreed to transmit transaction requests to each Fund's transfer agent or to the Distributor. Agents effecting transactions in Fund shares for the accounts of their clients may charge their clients direct fees in connection with such transactions. Distribution and shareholder servicing fees paid by Investor shares will cause Investor shares to have a higher expense ratio and to pay lower dividends than Class R shares.

The minimum initial investment to establish a new account in Institutional Prime Fund, Institutional Government Fund or Institutional U.S. Treasury Fund is $1 million. There is no minimum requirement for subsequent investments.

The minimum initial investment to establish a new account in Money Market Reserves, U.S. Treasury Reserves or Municipal Reserves is $100,000. Each such Fund may waive its minimum initial investment requirement for new Fund accounts opened through an Agent whenever Dreyfus Institutional Services Division ("DISD") has determined for the initial account opened through such Agent which is below the Fund's minimum initial investment requirement that the existing accounts in the Fund opened through that Agent have an average account size, or the Agent has adequate intent and access to funds to result in maintenance of accounts in the Fund opened through that Agent with an average account size, in an amount equal to or in excess of $100,000. DISD is required to periodically review the average size of the accounts opened through each Agent and, if necessary, reevaluate the Agent's intent and access to funds. DISD will discontinue the waiver as to new accounts to be opened through an Agent if DISD determines that the average size of accounts opened through that Agent is less than $100,000 and the Agent does not have the requisite intent and access to funds. Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves each reserve the right to offer their shares without regard to minimum purchase rquirements to employees participating in certain Retirement Plans or other programs where contributions or account information can be transmitted in a manner and form acceptable to such Funds. There is no minimum for subsequent purchases. The initial investment must be accompanied by the appropriate Account Application.

The Internal Revenue Code of 1986, as amended (the "Code"), imposes various limitations on the amount that may be contributed annually to certain Retirement Plans. These limitations apply with respect to participants at the plan level and, therefore, do not directly affect the amount that may be invested in a Fund by a Retirement Plan. Participants and plan sponsors should consult their tax advisers for details.

Fund shares are sold on a continuous basis. NAV per share is determined on each day that the NYSE is open for regular business (a "business day").

Institutional Government Fund and Institutional U.S. Treasury Fund. The NAV per share of each of these Funds is calculated at 3 p.m., Eastern time. Purchase orders (except for purchase orders through Dreyfus *TeleTransfer* Privilege) received in proper form by the Transfer Agent by 3 p.m., Eastern time, on a business day will become effective on, and will receive the share price next determined on, that day; purchase orders received after 3 p.m., Eastern time, will become effective on, and will receive the share price determined on, the next business day. Shares begin accruing dividends on the day the purchase order for the shares is effected if the instructions to purchase shares and immediately available funds are received by the Transfer Agent prior to 3 p.m., Eastern time for a Fund. Dividends begin accruing on shares on the next business day with regard to purchase orders effected after 3 p.m., Eastern time.

Institutional Prime Fund. The NAV per share of this Fund is calculated at 5 p.m., Eastern time. Purchase orders (except for purchase orders through Dreyfus *TeleTransfer* Privilege) received in proper form by the Transfer Agent or the Distributor or its designee by 5 p.m., Eastern time, will become effective at the price determined at 5 p.m., Eastern time, on that day and the shares purchased will receive the dividend on Fund shares declared that day, provided Federal Funds are received by 6 p.m., Eastern time, on that day. A purchase order received in proper form after 5 p.m., Eastern time, will become effective on, and dividends will begin accruing on shares on, the next business day.

Money Market Reserves, U.S. Treasury Reserves, and Municipal Reserves. The NAV per share of Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves is calculated two times each business day, at 12 noon and 4 p.m., Eastern time. Orders received in proper form by the Transfer Agent or other authorized entity to receive orders on behalf of the Fund before 4 p.m., Eastern time, are effective on, and will receive the price next determined on, that business day. Orders received after 4 p.m., Eastern time, are effective at 12 noon on, and receive the first share price determined on, the next business day.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Fund's Account Application for further information concerning this requirement. Failure to furnish a certified TIN to a Fund could subject you to a $50 penalty imposed by the Internal Revenue Service ("IRS").

Dreyfus *TeleTransfer* Privilege. You may purchase Fund shares by telephone, or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online, if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus *TeleTransfer* purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, Fund shares will be purchased at the public offering price determined on that day. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the NYSE are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the NYSE is not open for business), Fund shares will be purchased at the public offering price determined on the next bank business day following such purchase order. To qualify to use the Dreyfus *TeleTransfer* Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares – Dreyfus *TeleTransfer* Privilege". A Fund may modify or terminate this Privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated.

Procedures for Multiple Accounts (Institutional Prime Fund, Institutional Government Fund and Institutional U.S. Treasury Fund). Special procedures have been designed for banks and other institutions that wish to open multiple accounts. The institution may open a single master account by filing one application with the Transfer Agent and may open individual sub-accounts at the same time or at some later date.

Share Certificates. Share certificates are issued upon written request only. No certificates are issued for fractional shares.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICING PLAN

The following information supplements and should be read in conjunction with the section in each Fund's Prospectus entitled "Your Investment."

The SEC has adopted Rule 12b-1 under the 1940 Act (the "Rule") regulating the circumstances under which investment companies such as the Company may, directly or indirectly, bear the expenses of distributing their shares. The Rule defines distribution expenses to include expenditures for "any activity which is primarily intended to result in the sale of fund shares." The Rule, among other things, provides that an investment company may bear such expenses only pursuant to a plan adopted in accordance with the Rule.

Distribution Plan. With respect to the Investor shares of Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, the Company has adopted a Distribution Plan (the "Distribution Plan") pursuant to the Rule, under which the Investor shares of such Funds bear some of the cost of selling those shares under the Plan. The Distribution Plan allows each of Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves to spend annually up to 0.25% (currently limited by the Board of Directors to 0.20%) of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and for activities or expenses primarily intended to result in the sale of Investor shares of the respective Fund. The Distribution Plan allows the Distributor to make payments from the Rule 12b-1 fees it collects from a Fund to compensate Agents that have entered into Agreements with the Distributor. Under the Agreements, the Agents are obligated to provide distribution related services with regard to the Funds and/or shareholder services to the Agent's clients that own Investor shares of a Fund.

The Funds and the Distributor may suspend or reduce payments under the Distribution Plan at any time, and payments are subject to the continuation of a Fund's Distribution Plan and the Agreements described above. From time to time, the Agents, the Distributor and the Funds may agree to voluntarily reduce the maximum fees payable under the Distribution Plan.

Potential investors should read this Statement of Additional Information in light of the terms governing Agreements with their Agents. An Agent entitled to receive compensation for selling and servicing a Fund's shares may receive different compensation with respect to different classes of shares.

Shareholder Servicing Plan. With respect to the Institutional Prime Fund, Institutional Government Fund and Institutional U.S. Treasury Fund, the Company has adopted a Shareholder Servicing Plan (the "Institutional Plan") which is not subject to the Rule, and may enter into Shareholder Servicing Agreements with Agents.

The Institutional Plan permits each of Institutional Prime Fund, Institutional Government Fund and Institutional U.S. Treasury Fund to compensate Agents that have entered into Shareholder Servicing Agreements with the Company. Payments under the Institutional Plan are calculated daily and paid monthly at a rate or rates set from time to time by the Board of such Fund, provided that the annual rate may not exceed 0.15% of the average daily NAV of the Fund shares. Payments under the Institutional Plan may be increased without shareholder approval.

The fees payable under the Institutional Plan are used primarily to compensate Agents for shareholder services provided, and related expenses incurred by such Agents. The shareholder services provided by Agents may include: (i) aggregating and processing purchase and redemption requests for Fund shares from their customers and transmitting net purchase and redemption orders to the Distributor or Transfer Agent; (ii) providing customers with a service that invests the assets of their accounts in Fund shares pursuant to specific or pre-authorized instructions; (iii) processing dividend and distribution payments from a Fund on behalf of customers; (iv) providing information periodically to customers showing their positions in Fund shares; (v) arranging for bank wires; and (vi) providing general shareholder liaison services.

The Company may suspend or reduce payments under the Institutional Plan at any time, and payments are subject to the continuation of the Institutional Plan and the Agreements described above. From time to time, the Agents and the Company may agree to voluntarily reduce the maximum fees payable under the Institutional Plan.

The Company understands that Agents may charge fees to their clients who are owners of shares of Institutional Prime Fund, Institutional Government Fund or Institutional U.S. Treasury Fund for various services provided in connection with a client's account. These fees would be in addition to any amounts received by an Agent under its Shareholder Servicing Agreement with the Company. The Shareholder Servicing Agreement requires each Agent to disclose to their clients any compensation payable to such Agent by the Company and any other compensation payable by the clients for various services provided in connection with their accounts. Potential investors should read this Statement of Additional Information in light of the terms governing their accounts with their Agents.

The Distribution Plan and the Institutional Plan each provides that a report of the amounts expended thereunder, and the purposes for which such expenditures were incurred, must be made to the Directors for their review at least quarterly. In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which a Fund may bear for distribution pursuant to the plan without approval of a Fund's shareholders, and that other material amendments of the Distribution Plan must be approved by the vote of a majority of the Directors and of the Directors who are not "interested persons" of the Company and who do not have any direct or indirect financial interest in the operation of the Distribution Plan or in the related Agreements, cast in person at a meeting called for the purpose of considering such amendments. Both plans are subject to annual approval by all of the Directors and by the Directors who are neither "interested persons" nor have any direct or indirect financial interest in the operation of either plan or in the related Agreements or Shareholder Servicing Agreements, by vote cast in person at a meeting called for the purpose of voting on such approval. The plans are terminable, as to a Fund or a Fund's class of shares, at any time by vote of a majority of the Directors who are not "interested persons" and have no direct or indirect financial interest in the operation of the plan or in the related Agreements or Shareholder Servicing Agreements or by vote of the holders of a majority of the outstanding shares of such Fund or a class of a Fund.

The fees payable under the plans are payable without regard to actual expenses incurred.

For the fiscal year ended October 31, 2004, each Fund, with respect to its Investor shares, paid the Distributor the following distribution fees pursuant to the Distribution Plan:

Name of Fund

Money Market Reserves	$742,661
Municipal Reserves	$ 59,337
U.S. Treasury Reserves	$165,489

For the fiscal year ended October 31, 2004, each Fund paid the Distributor the following service fees pursuant to the Institutional Plan:

Name of Fund

Institutional Prime Fund	$730,794
Institutional Government Fund	$450,154
Institutional U.S. Treasury Fund	$542,496

HOW TO REDEEM SHARES

The following information supplements and should be read in conjunction with the sections in each Fund's Prospectus entitled "Account Policies," "Services For Fund Investors," "Instructions for Regular Accounts" and "Instructions for IRAs."

General. If, in the case of Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, you hold Fund shares of more than one Class, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Agent.

The Funds impose no charges when shares are redeemed. Agents or other institutions may charge their clients a fee for effecting redemptions of Fund shares. Any certificates representing Fund shares being redeemed must be submitted with the redemption request. The value of the shares redeemed may be more or less than their original cost, depending upon the Fund's then-current NAV.

Procedures. You may redeem Fund shares by using the regular redemption procedure through the Transfer Agent, or through the Telephone Redemption Privilege or, in the case of Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, the Checkwriting Privilege, which are granted automatically unless you specifically refuse them by checking the applicable "No" box on the Account Application. The Telephone Redemption Privilege and, in the case of Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, the Checkwriting Privilege, may be established for an existing account by a separate signed Shareholder Services Form or, with respect to the Telephone Redemption Privilege, by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. You also may redeem shares through the Wire Redemption Privilege or the Dreyfus *TeleTransfer* Privilege if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. Other redemption procedures may be in effect for clients of other Agents and institutions. The Funds make available to certain large institutions the ability to issue redemption instructions through compatible computer facilities. Each Fund reserves the right to refuse any request made by telephone, including requests made shortly after a change of address, and may limit the amount involved or the number of such requests. Each Fund may modify or terminate any redemption privilege at any time or charge a service fee upon notice to shareholders. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs, or Retirement Plans, and shares for which certificates have been issued, are not eligible for the Checkwriting, Wire Redemption, Telephone Redemption or Dreyfus *TeleTransfer* Privilege.

A Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the SEC. However, if you have purchased Fund shares by check or by the Dreyfus *TeleTransfer* Privilege and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay redemption of such shares, and the redemption proceeds may not be transmitted to you, for a period of up to eight business days after the purchase of such shares. In addition, the Fund will reject requests to redeem shares by wire or telephone or pursuant to the Dreyfus *TeleTransfer* Privilege or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check or the Dreyfus *TeleTransfer* purchase order against which such redemption is requested. The Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves will also not honor Redemption Checks ("Checks") under the Checkwriting Privilege in such instances. These procedures will not apply if your shares were purchased by wire payment, or you otherwise have a sufficient collected balance in your account to cover the redemption request. Each Fund's shares may not be redeemed until the Transfer Agent has received your Account Application.

The Telephone Redemption Privilege, Wire Redemption Privilege, Dreyfus *TeleTransfer* Privilege or Telephone Exchange Privilege authorizes the Transfer Agent to act on telephone instructions (including the Dreyfus Express® voice response telephone system) or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online, from any person representing himself or herself to be you, or a representative of your Agent, and reasonably believed by the Transfer Agent to be genuine. The Funds will require the Transfer Agent to employ reasonable procedures, such as requiring a form of personal identification, to confirm that instructions are genuine and, if it does not follow such procedures, a Fund or the Transfer Agent may be liable for any losses due to unauthorized or fraudulent instructions. Neither the Funds nor the Transfer Agent will be liable for following telephone instructions reasonably believed to be genuine.

During times of drastic economic or market conditions, you may experience difficulty in contacting the Transfer Agent by telephone to request a redemption or an exchange of Fund shares. In such cases, you should consider using the other redemption procedures described herein. Use of these other redemption procedures may result in your redemption request being processed at a later time than it would have been if telephone redemption had been used.

Checkwriting Privilege (Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves). Investors may write Checks drawn on a Fund account. Each Fund provides Checks automatically upon opening an account, unless the investor specifically refuses the Checkwriting Privilege by checking the applicable "No" box on the Account Application. The Checkwriting Privilege may be established for an existing account by a separate signed Shareholder Services Form. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application or Shareholder Services Form must be manually signed by the registered owner(s). Checks may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as the investor's agent, will cause the Fund to redeem a sufficient number of full or fractional shares in the investor's account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to the investor. Investors generally will be subject to the same rules and regulations that apply to checking accounts, although the election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

If the amount of the Check is greater than the value of the shares in an investor's account, the Check will be returned marked insufficient funds. Checks should not be used to close an account. Checks are free but the Transfer Agent will impose a fee for stopping payment of a Check upon request or if the Transfer Agent cannot honor a Check because of insufficient funds or other valid reason. Investors should date Checks with the current date when writing them. Please do not postdate Checks. If Checks are postdated, the Transfer Agent will honor, upon presentment, even if presented before the date of the Check, all postdated Checks which are dated within six months of presentment for payment, if they are otherwise in good order.

Wire Redemption Privilege. By using this Privilege, the investor authorizes the Transfer Agent to act on telephone or letter or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online redemption instructions from any person representing himself or herself to be the investor, or a representative of the investor's Agent, and reasonably believed by the Transfer Agent to be genuine. With respect to the Institutional Prime Fund only, ordinarily, the Fund will initiate payment for shares redeemed pursuant to this Privilege on the same business day after receipt by the Transfer Agent of the redemption request in proper form prior to 5:00 p.m., Eastern time, on such day; otherwise the Fund will initiate payment on the next business day. With respect to the Institutional Government Fund and the Institutional U.S. Treasury Fund only, ordinarily, the Funds will initiate payment for shares redeemed pursuant to this Privilege on the same business day by the Transfer Agent of the redemption request in proper form prior to 3:00 p.m., Eastern time, on such day; otherwise the Funds will initiate payment on the next business day. With respect to each Fund other than the Institutional Prime Fund, the Institutional Government Fund and the Institutional U.S. Treasury Fund, ordinarily, the Funds will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of the redemption request in proper form. Redemption proceeds ($1,000 minimum), will be transferred by Federal Reserve wire only to the commercial bank account specified by the investor on the Account Application or Shareholder Services Form, or a correspondent bank if the investor's bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to the investor's bank is necessary to avoid a delay in crediting the funds to the investor's bank account.

To change the commercial bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Stock Certificates; Signatures."

Dreyfus *TeleTransfer* Privilege. You may request by telephone or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online, that redemption proceeds (minimum $500 per day) be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. Redemption proceeds will be on deposit in your account at an ACH member bank ordinarily two business days after receipt of the redemption request. Investors should be aware that if they have selected the Dreyfus *TeleTransfer* Privilege, any request for a Dreyfus *TeleTransfer* transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. See "How to Buy Shares—Dreyfus *TeleTransfer* Privilege."

Stock Certificates; Signatures. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each holder of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the NYSE Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification. For more information with respect to signature-guarantees, please call one of the telephone numbers listed on the cover.

Redemption Commitment. The Company has committed itself to pay in cash all redemption requests by any shareholder of record of a Fund, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemptions in excess of such amount, the Board reserves the right to make payments in whole or in part in securities or other assets in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sold such securities, brokerage charges might be incurred.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the NYSE is closed (other than customary weekend and holiday closings), (b) when trading in the markets a Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the SEC so that disposal of a Fund's investments or determination of its NAV is not reasonably practicable, or (c) for such other periods as the SEC by order may permit to protect a Fund's shareholders.

SHAREHOLDER SERVICES

The following information supplements and should be read in conjunction with the sections in each Fund's Prospectus entitled "Account Policies" and "Services for Fund Investors."

Fund Exchanges. You may purchase, in exchange for shares of a Fund, shares of certain other funds managed or administered by Dreyfus or shares of certain funds advised by Founders Asset Management LLC ("Founders"), an indirect subsidiary of Dreyfus, to the extent such shares are offered for sale in your state of residence. Shares of such other funds purchased by exchange will be purchased on the basis of relative NAV per share as follows:

A. Exchanges for shares of funds that are offered without a sales load will be made without a sales load.

B. Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D. Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

To accomplish an exchange under item D above, shareholders must notify the Transfer Agent of their prior ownership of fund shares and their account number. Any such exchange is subject to confirmation of a shareholder's holdings through a check of appropriate records.

To request an exchange, an investor or an investor's Agent acting on the investor's behalf must give exchange instructions to the Transfer Agent in writing or by telephone or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online. The ability to issue exchange instructions by telephone or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online is given to all such Fund shareholders automatically unless the investor checks the applicable "No" box on the Account Application, indicating that the investor specifically refuses this privilege. This privilege may be established for an existing account by written request signed by all shareholders on the account, by a separate signed Shareholder Services Form, available by calling 1-800-645-6561, or by oral request from any of the authorized signatories on the account, also by calling 1-800-645-6561. By using the privilege, the investor authorizes the Transfer Agent to act on telephonic instructions (including over the Dreyfus Express® voice response telephone system) or, with respect to Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves, online instructions from any person representing himself or herself to be the investor or a representative of the investor's Agent, and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although each Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal fee in accordance with rules promulgated by the SEC.

Exchanges of Class R shares of Money Market Reserves, U.S. Treasury Reserves or Municipal Reserves, as the case may be, held by a Retirement Plan may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund.

To establish a personal Retirement Plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

Dreyfus Auto-Exchange Privilege. Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of a Fund, shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders, of which you are a shareholder. The amount the investor designates, which can be expressed either in terms of a specific dollar or share amount ($100 minimum), will be exchanged automatically on the first and/or fifteenth day of the month according to the schedule the investor has selected. This Privilege is available only for existing accounts. With respect to Class R shares of Money Market Reserves, U.S. Treasury Reserves or Municipal Reserves, or Fund shares of the Institutional Prime Fund, Institutional Government Fund or Institutional Treasury Fund, as the case may be, held by a Retirement Plan, exchanges may be made only between the investor's Retirement Plan account in one fund and such investor's Retirement Plan account in another fund. Shares will be exchanged on the basis of relative NAV per share as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by the investor. An investor will be notified if the investor's account falls below the amount designated to be exchanged under this Privilege. In this case, an investor's account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Dreyfus Auto-Exchange transaction. Shares held under IRAs and other retirement plans are eligible for this Privilege. Exchanges of IRA shares may be made between IRA accounts and from regular accounts to IRA accounts, but not from IRA accounts to regular accounts. With respect to all other retirement accounts, exchanges may be made only among those accounts.

The right to exercise this Privilege may be modified or canceled by a Fund or the Transfer Agent. You may modify or cancel your exercise of this Privilege at any time by mailing written notification to The Dreyfus Family of Funds, P.O. Box 9263, Boston, MA 02205-8501. The Funds may charge a service fee for the use of this Privilege. No such fee currently is contemplated. For more information concerning this Privilege and the funds in the Dreyfus Family of Funds eligible to participate in this Privilege, or to obtain a Dreyfus Auto-Exchange Authorization Form, please call toll free 1-800-645-6561.

Fund Exchanges and the Dreyfus Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired may legally be sold. Shares may be exchanged only between accounts having certain identical identifying designations. The exchange of shares of one fund for shares of another is treated for Federal income tax purposes as a sale of the shares given in exchange and, therefore, an exchanging shareholder (other than a tax-exempt Retirement Plan) may realize a taxable gain or loss.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-645-6561, or visiting the Dreyfus.com website. Each Fund reserves the right to reject any exchange request in whole or in part. The Fund Exchange service or the Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®. Dreyfus-Automatic Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. To establish a Dreyfus-Automatic Asset Builder account, you must file an authorization form with the Transfer Agent. You may obtain the necessary authorization form by calling 1-800-645-6561. You may cancel your participation in this Privilege or change the amount of purchase at any time by mailing written notification to the Dreyfus Family of Funds, P.O. Box 9263, Boston, MA 02205-8501 and the notification will be effective three business days following receipt. The Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits an investor with a $5,000 minimum account to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis. Withdrawal payments are the proceeds from sales of

Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and other distributions, the investor's shares will be reduced and eventually may be depleted. An Automatic Withdrawal Plan may be established by filing an Automatic Withdrawal Plan application with the Transfer Agent or by oral request from any of the authorized signatories on the account by calling 1-800-645-6561. Automatic Withdrawal may be terminated at any time by the investor, a Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

Particular Retirement Plans, including Dreyfus-sponsored Retirement Plans, may permit certain participants to establish an automatic withdrawal plan from such Retirement Plans. Participants should consult their Retirement Plan sponsor and tax adviser for details. Such a withdrawal plan is different from the Automatic Withdrawal Plan.

Dividend Options. Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from a Fund in shares of another fund in the Dreyfus Family of Funds or shares of certain funds advised by Founders, of which you are a shareholder. Shares of certain other funds purchased pursuant to this Privilege will be purchased on the basis of relative NAV per share as follows:

A.   Dividends and other distributions paid by a fund may be invested without a sales load in shares of other funds that are offered without a sales load.

B.   Dividends and other distributions paid by a fund which does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D.   Dividends and other distributions paid by a fund may be invested in shares of other funds that impose a contingent deferred sales charge ("CDSC") and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends and other distributions, if any, from a Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

For more information concerning these Privileges, or to request a Dividend Options Form, please call toll free 1-800-645-6561. You may cancel these Privileges by mailing written notification to The Dreyfus Family of Funds, P.O. Box 55263, Boston, MA 02205-8501. To

P:\SAI\Funds\Laurel-dlf\J37-317-3-1-05.doc-004

select a new fund after cancellation, you must submit a new Dividend Options Form. Enrollment in or cancellation of these Privileges is effective three business days following receipt. These Privileges are available only for existing accounts and may not be used to open new accounts. Minimum subsequent investments do not apply for Dreyfus Dividend Sweep. A Fund may modify or terminate these privileges at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for Dreyfus Dividend Sweep.

Dreyfus Government Direct Deposit Privilege. Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security or certain veterans', military or other payments from the Federal government automatically deposited into your Fund account. You may deposit as much of such payments as you elect. To enroll in Dreyfus Government Direct Deposit, you must file with the Transfer Agent a completed Direct Deposit Sign-Up Form for each type of payment that you desire to include in this Privilege. The appropriate form may be obtained from your Agent or by calling 1-800-645-6561. Death or legal incapacity will terminate your participation in this Privilege. You may elect at any time to terminate your participation by notifying in writing the appropriate Federal agency. Further, a Fund may terminate your participation upon 30 days' notice to you.

Dreyfus Payroll Savings Plan. Dreyfus Payroll Savings Plan permits you to purchase Fund shares (minimum $100 per transaction) automatically on a regular basis. Depending upon your employer's direct deposit program, you may have part or all of your paycheck transferred to your existing Dreyfus account electronically through the ACH system at each pay period. To establish a Dreyfus Payroll Savings Plan account, you must file an authorization form with your employer's payroll department. Your employer must complete the reverse side of the form and return it to The Dreyfus Family of Funds, P.O. Box 55263, Boston, MA 02205-8501. You may obtain the necessary authorization form by calling 1-800-645-6561. You may change the amount of purchase or cancel the authorization only by written notification to your employer. It is the sole responsibility of your employer, not the Distributor, Dreyfus, the Funds, the Transfer Agent or any other person, to arrange for transactions under the Dreyfus Payroll Savings Plan. A Fund may modify or terminate this Privilege at any time or charge a service fee. No such fee currently is contemplated. Shares held under Keogh Plans, IRAs or other retirement plans are not eligible for this Privilege.

Retirement Plans. The Funds make available a variety of pension and profit-sharing plans, including Keogh Plans, IRAs (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs, SEP-IRAs and rollover IRAs), Education Savings Accounts, 401(k) Salary Reduction Plans and 403(b)(7) Plans. Plan support services also are available. You can obtain details on the various plans by calling the following numbers toll free: for Keogh Plans, please call 1-800-358-5566; for IRAs and IRA "Rollover Accounts," please call 1-800-645-6561; for SEP-IRAs, 401(k) Salary Reduction Plans and 403(b)(7) Plans, please call 1-800-322-7880.

DETERMINATION OF NET ASSET VALUE

<u>The following information supplements and should be read in conjunction with the section in each Fund's Prospectus entitled "Account Policies."</u>

The NAV for Fund shares is calculated on the basis of amortized cost, which involves initially valuing a portfolio instrument at its cost and thereafter assuming a constant amortization to maturity of any discount or premium, regardless of the impact of fluctuating interest rates on the market value of the instrument. Each Fund intends to maintain a constant NAV of $1.00 per share, although there is no assurance that this can be done on a continuing basis.

The use of amortized cost is permitted by Rule 2a-7 under the 1940 Act. Pursuant to the provisions of Rule 2a-7, the Directors have established procedures reasonably designed to stabilize each Fund's price per share, as computed for the purpose of sale and redemption, at $1.00. These procedures include the determination by the Directors, at such times as they deem appropriate, of the extent of deviation, if any, of each Fund's current NAV per share, using market values, from $1.00; periodic review by the Directors of the amount of and the methods used to calculate the deviation; maintenance of records of the determination; and review of such deviations. The procedures employed to stabilize each Fund's price per share require the Directors to promptly consider what action, if any, should be taken by the Directors if such deviation exceeds 1/2 of one percent. Such procedures also require the Directors to take appropriate action to eliminate or reduce, to the extent reasonably practicable, material dilution or other unfair effects resulting from any deviation. In addition to such procedures, Rule 2a-7 requires each Fund to purchase instruments having remaining maturities of 397 days or less, to maintain a dollar-weighted average portfolio maturity of 90 days or less, as calculated in accordance with Rule 2a-7, and to invest only in securities determined by the Directors to be of high quality, with minimal credit risks.

In periods of declining interest rates, the indicated daily yield on shares of a Fund computed by dividing the annualized daily income on the Fund by the NAV per share computed as above may tend to be higher than a similar computation made by using a method of valuation based upon market prices and estimates. In periods of rising interest rates, the indicated daily yield on shares of a Fund computed the same way may tend to be lower than a similar computation made by using a method of calculation based upon market prices and estimates.

<u>NYSE Closings</u>. The holidays (as observed) on which the NYSE is currently scheduled to be closed are: New Year's Day, Dr. Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

DIVIDENDS, OTHER DISTRIBUTIONS AND TAXES

The following information supplements and should be read in conjunction with the section in each Fund's Prospectus entitled "Distributions and Taxes."

General. Each Fund ordinarily declares dividends from net investment income on each day that the NYSE is open for business. A Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional Fund shares at NAV or, at your option, paid in cash. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If an omnibus accountholder indicates in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all of his or her Fund shares, that portion of the accrued dividends will be paid along with the proceeds of the redemption. Dividends from net realized short-term capital gains, if any, generally are declared and paid once a year, but a Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the 1940 Act. A Fund will not make distributions from net realized capital gains unless capital loss carryovers, if any, have been utilized or have expired. The Funds do not expect to realize any long-term capital gains or losses. You may choose whether to receive dividends in cash or to reinvest them in additional Fund shares at NAV. All expenses are accrued daily and deducted before declaration of dividends to investors.

Dividends paid by Money Market Reserves, U.S. Treasury Reserves and Municipal Reserves with respect to one class of shares may be greater or less per share than those paid with respect to another class of shares due to the different expenses of the different classes. Except as provided below, shares of any of these Funds purchased on a day on which the Fund calculates its NAV will not begin to accrue dividends until the following business day and redemption orders effected on any particular day will receive all dividends declared through the day of redemption. However, if immediately available funds are received by the Transfer Agent prior to 12:00 noon, Eastern time, you may receive the dividend declared on the day of purchase. You will not receive the dividends declared on the day of redemption if a wire redemption order is placed prior to 12:00 noon, Eastern time.

Shares of Institutional Government Fund and Institutional U.S. Treasury Fund begin accruing dividends on the business day the purchase order is effected if the instructions to purchase shares (except for purchase orders through Dreyfus *TeleTransfer* Privilege) and immediately available funds are received by the Transfer Agent or the Distributor or its designee prior to 3 p.m., Eastern time. Dividends begin accruing on shares on the next business day with regard to purchase orders effected after 3 p.m., Eastern time. With respect to Institutional Prime Fund, purchase orders (except for purchase orders through Dreyfus *TeleTransfer* Privilege) received in proper form by the Transfer Agent or the Distributor or its designee by 5 p.m., Eastern time, will receive the dividend on Fund shares declared that day, provided Federal funds are received by 6 p.m., Eastern time, on that day. A purchase order for shares received in proper form after 5 p.m., Eastern time, will begin accruing dividends on the shares on the next business day.

With respect to Institutional Government Fund and Institutional U.S. Treasury Fund, requests to redeem or exchange Fund shares received in proper form by the Transfer Agent by 3 p.m., Eastern time, on a business day are effective on, and will receive the share price next determined on, that day. Redemption and exchange requests received after 3 p.m., Eastern time, are effective on, and will receive the share price determined on, the next business day. If the redemption is requested to be made by wire, the proceeds of the redemption ordinarily will be sent on the same day the request is effective and the shares will not receive the dividend declared on that day.

With respect to Institutional Prime Fund, redemption or exchange requests received in proper form by the Transfer Agent or its designee by 5 p.m., Eastern time, on a business day are effective on that day; such requests received after 5 p.m., Eastern time, will be effective on the next business day. If the redemption is requested to be made by wire, the proceeds of the redemption ordinarily will be sent on the day the request is effective and the shares will not receive the dividend declared on that day.

It is expected that each Fund will continue to qualify for treatment as a regulated investment company ("RIC") under the Code so long as such qualification is in the best interest of its shareholders. Such qualification will relieve a Fund of any liability for federal income tax to the extent its earnings and realized gains are distributed in accordance with applicable provisions of the Code. To qualify for treatment as a RIC under the Code, each Fund – which is treated as a separate corporation for federal tax purposes – (1) must distribute to its shareholders each year at least 90% of its investment company taxable income (generally consisting of net taxable investment income and net short-term capital gains) ("Distribution Requirement"), (2) must derive at least 90% of its annual gross income from specified sources ("Income Requirement"), and (3) must meet certain asset diversification and other requirements. The term "regulated investment company" does not imply the supervision of management or investment practices by any government agency. If a Fund failed to qualify for treatment as a RIC for any taxable year, (i) it would be taxed at corporate rates on the full amount of its taxable income for that year without being able to deduct the distributions it makes to its shareholders and (ii) the shareholders would treat all those distributions, including distributions that otherwise would be "exempt-interest dividends" (described below under "Municipal Reserves"), as dividends (that is, ordinary income) to the extent of the Fund's earnings and profits. In addition, a Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying for RIC treatment.

Each Fund may be subject to a 4% nondeductible excise tax to the extent it fails to distribute by the end of any calendar year substantially all of its ordinary (taxable) income for that year and capital gain net income for the one-year period ending October 31 of that year, plus certain other amounts. Each Fund expects to make the distributions necessary to avoid the imposition of this tax.

If you elect to receive dividends in cash, and your dividend check is returned to a Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest that dividend and all future dividends payable to you in additional Fund shares at NAV. No interest will accrue on amounts represented by uncashed dividend or redemption checks.

Dividends from a Fund's investment company taxable income together with distributions from net realized short-term capital gains, if any (collectively, "dividend distributions"), will be taxable to U.S. shareholders, including certain non-qualified retirement plans, as ordinary income to the extent of the Fund's earnings and profits, whether received in cash or reinvested in additional Fund shares. Distributions by Municipal Reserves that are designated by it as "exempt-interest dividends" generally may be excluded by you from your gross income. The Funds are not expected to realize long-term capital gains, or, therefore, to make distributions of net capital gain (the excess of net long-term capital gain over net short-term capital loss). Nor will dividends paid by any of the Funds be eligible for the dividends-received deductions allowed to corporations.

Dividends paid by a Fund to qualified retirement plans ordinarily will not be subject to taxation until the proceeds are distributed from the plans. A Fund will not report to the IRS distributions paid to such plans. Generally, distributions from Qualified Retirement Plans, except those representing returns of non-deductible contributions thereto, will be taxable as ordinary income and, if made prior to the time the participant reaches age 59½, generally will be subject to an additional tax equal to 10% of the taxable portion of the distribution. The administrator, trustee or custodian of a qualified retirement plan will be responsible for reporting distributions from the plan to the IRS. Moreover, certain contributions to a qualified retirement plan in excess of the amounts permitted by law may be subject to an excise tax. If a distributee of an "eligible rollover distribution" from a qualified retirement plan does not elect to have the distribution paid directly from the plan to an eligible retirement plan in a "direct rollover," the distribution is subject to a 20% income tax withholding.

In January of each year, your Fund will send you a Form 1099-DIV notifying you of the status for federal income tax purposes of your dividends from the Fund for the preceding year. Municipal Reserves also will advise shareholders of the percentage, if any, of the dividends paid that are exempt interest dividends and the portion, if any, of those dividends that is a tax preference item for purposes of the federal alternative minimum tax.

You must furnish the Funds with your TIN and state whether you are subject to backup withholding for prior under-reporting, certified under penalties of perjury. Unless previously furnished, investments received without such a certification will be returned. Each Fund is required to withhold 28% of all dividends payable to any individuals and certain other non-corporate shareholders who do not provide the Fund with a correct TIN or who otherwise are subject to backup withholding. A TIN is either the Social Security number, IRS individual taxpayer identification number, or employer identification number of the record owner of an account. Any tax withheld as a result of backup withholding does not constitute an additional tax imposed on the record owner and may be claimed as a credit on the record owner's Federal income tax return.

Municipal Reserves. Dividends paid by Municipal Reserves will qualify as "exempt-interest dividends," and thus will be excludable from gross income by its shareholders, if the Fund satisfies the requirement that, at the close of each quarter of its taxable year, at least 50% of the value of its total assets consists of securities the interest on which is excludable from gross income under section 103(a) of the Code ("tax-exempt interest"); the Fund expects to continue to satisfy this requirement. The aggregate amount designated by Municipal Reserves as exempt-interest dividends for any taxable year may not exceed its tax-exempt interest for the year over certain amounts disallowed as deductions. The treatment of dividends from the Fund under local and state income tax laws may differ from the treatment thereof under the Code.

Interest on indebtedness incurred or continued to purchase or carry shares of Municipal Reserves will not be deductible for federal income tax purposes to the extent that Fund's distributions consist of exempt-interest dividends. If Municipal Reserves shares are sold at a loss after being held for six months or less, the loss will be disallowed to the extent of any exempt-interest dividends received on those shares.

Tax-exempt interest attributable to certain private activity bonds ("PABs") (including, in the case of a RIC receiving interest on such bonds, a proportionate part of the exempt-interest dividends paid by that RIC) is an item of tax preference for purposes of the federal alternative minimum tax. Exempt-interest dividends received by a corporate shareholder also may be indirectly subject to that tax without regard to whether Municipal Reserves' tax-exempt interest is attributable to those bonds.

Entities or persons who are "substantial users" (or persons related to "substantial users") of facilities financed by PABs or industrial development bonds ("IDBs") should consult their tax advisers before purchasing shares of Municipal Reserves because, for users of certain of these facilities, the interest on those bonds is not exempt from federal income tax. For these purposes, the term "substantial user" is defined generally to include a "non-exempt person" who regularly uses in trade or business a part of a facility financed from the proceeds of PABs or IDBs.

Up to 85% of social security and railroad retirement benefits may be included in taxable income for recipients whose adjusted gross income (including income from tax-exempt sources such as Municipal Reserves) plus 50% of their benefits exceeds certain base amounts. Exempt-interest dividends paid by that Fund still are tax-exempt to the extent described above; they are only included in the calculation of whether a recipient's income exceeds the established amounts.

Proposals have been and may be introduced before Congress that would restrict or eliminate the federal income tax exemption for interest on municipal securities. If such a proposal were enacted, the availability of such securities for investment by Municipal Reserves and the value of its portfolio would be affected. In that event, that Fund would reevaluate its investment objective and policies.

If Municipal Reserves invests in any instrument that generates taxable income, under the circumstances described in its Prospectus, distributions of the interest earned thereon will be taxable to its shareholders as ordinary income to the extent of its earnings and profits. Moreover, if Municipal Reserves realizes capital gain as a result of market transactions, any distribution of that gain will be taxable to its shareholders. There also may be collateral federal income tax consequences regarding the receipt of exempt-interest dividends by shareholders such as S corporations, financial institutions and property and casualty insurance companies. A shareholder falling into any such category should consult its tax adviser concerning its investment in shares of Municipal Reserves.

State and Local Taxes. Depending upon the extent of its activities in states and localities in which it is deemed to be conducting business, a Fund may be subject to the tax laws thereof. Shareholders are advised to consult their tax advisers concerning the application of state and local taxes to them.

Foreign Shareholders - U.S. Federal Income Taxation. U.S. federal income taxation of a shareholder who, as to the United States, is a non-resident alien individual, a foreign trust or estate, a foreign corporation or a foreign partnership (a "foreign shareholder") depends on whether the income from a Fund is "effectively connected" with a U.S. trade or business carried on by the shareholder, as discussed below. Special U.S. federal income tax rules that differ from those described below may apply to certain foreign persons who invest in a Fund such as a foreign shareholder entitled to claim the benefits of an applicable tax treaty. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in a Fund.

Foreign Shareholders - Dividends. Dividends (other than exempt-interest dividends) distributed to a foreign shareholder whose ownership of Fund shares is not effectively connected with a U.S. trade or business carried on by the foreign shareholder ("effectively connected") generally will be subject to a U.S. federal withholding tax of 30% (or lower treaty rate). If a foreign shareholder's ownership of Fund shares is effectively connected, however, then all distributions to that shareholder will not be subject to such withholding and instead will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens and domestic corporations, as the case may be. Foreign shareholders also may be subject to the branch profits tax.

Foreign Shareholders - Estate Tax. Foreign individuals generally are subject to U.S. federal estate tax on their U.S. situs property, such as shares of a Fund, that they own at the time of their death. Certain credits against that tax and relief under applicable tax treaties may be available.

PORTFOLIO TRANSACTIONS

All portfolio transactions of each Fund are placed on behalf of the Fund by Dreyfus. Debt securities purchased and sold by a Fund are generally traded on a net basis (i.e., without commission) through dealers acting for their own account and not as brokers, or otherwise involve transactions directly with the issuer of the instrument. This means that a dealer (the securities firm or bank dealing with a Fund) makes a market for securities by offering to buy at one price and sell at a slightly higher price. The difference between the prices is known as a spread. Other portfolio transactions may be executed through brokers acting as agent. A Fund will pay a spread or commissions in connection with such transactions. Dreyfus uses its best efforts to obtain execution of portfolio transactions at prices which are advantageous to a Fund and at spreads and commission rates, if any, which are reasonable in relation to the benefits received. Dreyfus also places transactions for other accounts that it provides with investment advice.

Brokers and dealers involved in the execution of portfolio transactions on behalf of a Fund are selected on the basis of their professional capability and the value and quality of their services. In selecting brokers or dealers, Dreyfus will consider various relevant factors, including, but not limited to, the size and type of the transaction; the nature and character of the markets for the security to be purchased or sold; the execution efficiency, settlement capability, and financial condition of the broker-dealer; the broker-dealer's execution services rendered on a continuing basis; and the reasonableness of any spreads (or commissions, if any). Any spread, commission, fee or other remuneration paid to an affiliated broker-dealer is paid pursuant to the Company's procedures adopted in accordance with Rule 17e-1 under the 1940 Act.

Brokers or dealers may be selected who provide brokerage and/or research services to the Fund and/or other accounts over which Dreyfus or its affiliates exercise investment discretion. Such services may include advice concerning the value of securities; the advisability of investing in, purchasing or selling securities; the availability of securities or the purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and performance of accounts; and effecting securities transactions and performing functions incidental thereto (such as clearance and settlement).

The receipt of research services from broker-dealers may be useful to Dreyfus in rendering investment management services to the Fund and/or its other clients; conversely, such information provided by brokers or dealers who have executed transaction orders on behalf of other clients of Dreyfus may be useful to these organizations in carrying out their obligations to the Fund. The receipt of such research services does not reduce these organizations' normal independent research activities; however, it enables these organizations to avoid the additional expenses which might otherwise be incurred if these organizations were to attempt to develop comparable information through their own staffs.

Although Dreyfus manages other accounts in addition to the Fund, investment decisions for the Fund are made independently from decisions made for these other accounts. It sometimes happens that the same security is held by more than one of the accounts managed by Dreyfus. Simultaneous transactions may occur when several accounts are managed by the same investment manager, particularly when the same investment instrument is suitable for the investment objective of more than one account.

When more than one account is simultaneously engaged in the purchase or sale of the same investment instrument, the prices and amounts are allocated in accordance with a formula considered by Dreyfus to be equitable to each account. In some cases this system could have a detrimental effect on the price or volume of the investment instrument as far as the Fund is concerned. In other cases, however, the ability of the Fund to participate in volume transactions will produce better executions for the Fund. While the Directors will continue to review simultaneous transactions, it is their present opinion that the desirability of retaining Dreyfus as investment manager to the Fund outweighs any disadvantages that may be said to exist from exposure to simultaneous transactions.

None of the Funds paid a stated brokerage commission during the fiscal years ended October 31, 2002, 2003 and 2004.

Regular Broker-Dealers. A Fund may execute transactions with one or more of its "regular brokers or dealers," as defined in Rule 10b-1 under the 1940 Act. Rule 10b-1 provides that a "regular broker or dealer" is one of the ten brokers or dealers that, during the Fund's most recent fiscal year (i) received the greatest dollar amount of brokerage commissions from participating, either directly or indirectly, in the Fund's portfolio transactions, (ii) engaged as principal in the largest dollar amount of the Fund's portfolio transactions or (iii) sold the largest dollar amount of the Fund's securities. The following is a list of each Fund that acquired securities of its regular brokers or dealers for the fiscal year ended October 31, 2004, the issuer of the securities and the aggregate value per issuer, as of October 31, 2004, of such securities:

Fund	Name of Regular Broker Dealer	Aggregate Value Per Issuer
Money Market Reserves	Barclay's Global Investors Services	$10,000,000
	Lehman Brothers, Inc.	$10,000,000
	Merrill Lynch, Pierce, Fenner & Smith. Inc.	$10,012,000
	Goldman, Sachs & Co.	$39,396,000
	Citigroup Global Markets Inc.	$10,000,000
U.S. Treasury Reserves	Goldman, Sachs & Co.	$ 39,065,000
Institutional Prime Fund	Goldman, Sachs & Co.	$ 33,949,000
	Citigroup Global Markets Inc.	$120,381,000
	Lehman Brothers, Inc.	$ 12,000,000
	Barclay's Global Investor Services	$10,000,000
	Merrill Lynch, Pierce, Fenner & Smith, Inc.	$ 10,012,000
Institutional Government Fund	Goldman, Sachs & Co.	$ 24,383,000
	Citigroup Global Markets	$ 40,000,000
Institutional U.S. Treasury Fund	Barclays Global Investors Services	$ 45,000,000
	Goldman, Sachs & Co.	$ 25,045,000
	Credit Swisse First Boston Corporation	$ 45,000,000

INFORMATION ABOUT THE FUNDS/COMPANY

The following information supplements and should be read in conjunction with the section in each Fund's Prospectus entitled "The Fund."

The Company has an authorized capitalization of 25 billion shares of $0.001 par value stock.

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Each Fund is one of sixteen portfolios of the Company. Fund shares have equal rights in liquidation. Fund shares have no preemptive or subscription rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Company to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Company to hold a special meeting of shareholders for purposes of removing a Board member from office. Shareholders may remove a Board member by the affirmative vote of a majority of the Company's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Company is a "series fund," which is a mutual fund divided into separate portfolios, each of which is treated as a separate entity for certain matters under the 1940 Act and for other purposes. A shareholder of one portfolio is not deemed to be a shareholder of any other portfolio. For certain matters shareholders vote together as a group; as to others they vote separately by portfolio or, where matters affect different classes of a portfolio differently, by class.

Rule 18f-2 under the 1940 Act provides that any matter required to be submitted under the provisions of the 1940 Act or applicable state law or otherwise to the holders of the outstanding voting securities of an investment company, such as the Company, will not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each series affected by such matter. Rule 18f-2 further provides that a series shall be deemed to be affected by a matter unless it is clear that the interests of each series in the matter are identical or that the matter does not affect any interest of such series. The Rule exempts the selection of independent accountants and the election of Board members from the separate voting requirements of the Rule.

The Company will send annual and semi-annual financial statements to all of its shareholders.

COUNSEL AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Kirkpatrick & Lockhart Nicholson Graham LLP, 1800 Massachusetts Avenue, N.W., Second Floor, Washington, D.C. 20036-1800, has passed upon the legality of the shares offered by the Prospectuses and this Statement of Additional Information.

KPMG LLP, 757 Third Avenue, New York, NY 10017, an independent registered public accounting firm, was appointed by the Directors to serve as the Funds' independent registered public accounting firm for the year ending October 31, 2005, providing audit services including (1) examination of the annual financial statements, (2) assistance, review and consultation in connection with SEC filings and (3) review of the annual federal income tax returns filed on behalf of the Funds.

APPENDIX A

Description of the two highest commercial paper, bond and other short- and long-term rating categories assigned by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service, Inc. ("Moody's"), Fitch Ratings ("Fitch"), and Thomson BankWatch, Inc. ("BankWatch"):

Commercial Paper and Short-Term Ratings

The designation A-1 by S&P indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation. Capacity for timely payment on issues with an A-2 designation is strong. However, the relative degree of safety is not as high as for issues designated A-1.

The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations and ordinarily will be evidenced by leading market positions in well established industries, high rates of return of funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity. Issues rated Prime-2 (P-2) have a strong capacity for repayment of short-term promissory obligations. This ordinarily will be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, will be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

The rating Fitch-1 (Highest Grade) is the highest commercial paper rating assigned by Fitch. Paper rated Fitch-1 is regarded as having the strongest degree of assurance for timely payment. The rating Fitch-2 (Very Good Grade) is the second highest commercial paper rating assigned by Fitch which reflects an assurance of timely payment only slightly less in degree than the strongest issues.

The rating TBW-1 is the highest short-term obligation rating assigned by BankWatch. Obligations rated TBW-1 are regarded as having the strongest capacity for timely repayment. Obligations rated TBW-2 are supported by a strong capacity for timely repayment, although the degree of safety is not as high as for issues rated TBW-1.

Bond and Long-Term Ratings

Bonds rated AAA are considered by S&P to be the highest grade obligations and possess an extremely strong capacity to pay principal and interest. Bonds rated AA by S&P are judged by S&P to have a very strong capacity to pay principal and interest and, in the majority of instances, differ only in small degrees from issues rated AAA. The rating AA may be modified by the addition of a plus or minus sign to show relative standing within the rating category.

Bonds rated Aaa by Moody's are judged to be of the best quality. Bonds rated Aa by Moody's are judged by Moody's to be of high quality by all standards and, together with the Aaa group they comprise what are generally known as high-grade bonds. Bonds rated Aa are rated lower than Aaa bonds because margins of protection may not be as large or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger. Moody's applies numerical modifiers 1, 2 and 3 in the Aa rating category. The modifier 1 indicates a ranking for the security in the higher end of this rating category, the modifier 2 indicates a mid-range ranking, and the modifier 3 indicates a ranking in the lower end of the rating category.

Bonds rated AAA by Fitch are judged by Fitch to be strictly high grade, broadly marketable, suitable for investment by trustees and fiduciary institutions and liable to slight market fluctuation other than through changes in the money rate. The prime feature of an AAA bond is a showing of earnings several times or many times interest requirements, with such stability of applicable earnings that safety is beyond reasonable question whatever changes occur in conditions. Bonds rated AA by Fitch are judged by Fitch to be of safety virtually beyond question and are readily salable, whose merits are not unlike those of the AAA class, but whose margin of safety is less strikingly broad. The issue may be the obligation of a small company, strongly secured but influenced as to rating by the lesser financial power of the enterprise and more local type of market.

Fitch also assigns a rating to certain international and U.S. banks. A Fitch bank rating represents Fitch's current assessment of the strength of the bank and whether such bank would receive support should it experience difficulties. In its assessment of a bank, Fitch uses a dual rating system comprised of Legal Ratings and Individual Ratings. In addition, Fitch assigns banks Long- and Short-Term Ratings as used in the corporate ratings discussed above. Legal Ratings, which range in gradation from 1 through 5, address the question of whether the bank would receive support from central banks or shareholders if it experienced difficulties, and such ratings are considered by Fitch to be a prime factor in its assessment of credit risk. Individual Ratings, which range in gradations from A through E, represent Fitch's assessment of a bank's economic merits and address the question of how the bank would be viewed if it were entirely independent and could not rely on support from state authorities or its owners.

In addition to ratings of short-term obligations, BankWatch assigns a rating to each issuer it rates, in gradations of A through E. BankWatch examines all segments of the organization including, where applicable, the holding company, member banks or associations, and other subsidiaries. In those instances where financial disclosure is incomplete or untimely, a qualified rating (QR) is assigned to the institution. BankWatch also assigns, in the case of foreign banks, a country rating which represents an assessment of the overall political and economic stability of the country in which the bank is domiciled.

APPENDIX B
(MUNICIPAL FUNDS)

Description of certain S&P, Moody's and Fitch ratings:

S&P

Municipal Bond Ratings

An S&P municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific obligation.

The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable, and will include: (1) likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation; (2) nature of and provisions of the obligation; and (3) protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

AAA

Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

AA

Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in a small degree.

Municipal Note Ratings

SP-1

The issuers of these municipal notes exhibit very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

Commercial Paper Ratings

The rating A is the highest rating and is assigned by S&P to issues that are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety. Paper rated A-1 indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus sign (+) designation.

Moody's

Municipal Bond Ratings

Aaa

Bonds rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa

Bonds rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what generally are known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. Bonds in the Aa category which Moody's believes possess the strongest investment attributes are designated by the symbol Aa1.

Commercial Paper Ratings

The rating Prime-1 (P-1) is the highest commercial paper rating assigned by Moody's. Issuers of P-1 paper must have a superior capacity for repayment of short-term promissory obligations, and ordinarily will be evidenced by leading market positions in well established industries, high rates of return on funds employed, conservative capitalization structures with moderate reliance on debt and ample asset protection, broad margins in earnings coverage of fixed financial charges and high internal cash generation, and well established access to a range of financial markets and assured sources of alternate liquidity. Issuers rated Prime-2 (P-2) have a strong ability for repayment of senior short-term debt obligations. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Municipal Note Ratings

Moody's ratings for state and municipal notes and other short-term loans are designated Moody's Investment Grade (MIG). Such ratings recognize the difference between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower and short-term cyclical elements are critical in short-term ratings, while other factors of major importance in bond risk, long-term secular trends for example, may be less important over the short run.

A short-term rating may also be assigned on an issue having a demand feature. Such ratings will be designated as VMIG or, if the demand feature is not rated, as NR. Short-term ratings on issues with demand features are differentiated by the use of the VMIG symbol to reflect such characteristics as payment upon periodic demand rather than fixed maturity dates and payment relying on external liquidity. Additionally, you should be alert to the fact that the source of payment may be limited to the external liquidity with no or limited legal recourse to the issuer in the event the demand is not met.

Moody's short-term ratings are designated Moody's Investment Grade as MIG 1 or VMIG 1 through MIG 4 or VMIG 4. As the name implies, when Moody's assigns a MIG or VMIG rating, all categories define an investment grade situation.

MIG 1/VMIG 1

This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2

This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

Fitch

Municipal Bond Ratings

The ratings represent Fitch's assessment of the issuer's ability to meet the obligations of a specific debt issue or class of debt. The ratings take into consideration special features of the issue, its relationship to other obligations of the issuer, the current financial condition and operating performance of the issuer and of any guarantor, as well as the political and economic environment that might affect the issuer's future financial strength and credit quality.

AAA

Bonds rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA

Bonds rated AA are considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA. Because bonds rated in the AAA and AA categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated F-1+.

Plus (+) and minus (-) signs are used with a rating symbol to indicate the relative position of a credit within the rating category.

Short-Term Ratings

Fitch's short-term ratings apply to debt obligations that are payable on demand or have original maturities of up to three years, including commercial paper, certificates of deposit, medium-term notes, and municipal and investment notes.

Although the credit analysis is similar to Fitch's bond ratings analysis, the short-term rating places greater emphasis than bond ratings on the existence of liquidity necessary to meet the issuer's obligations in a timely manner.

F-1+

Exceptionally Strong Credit Quality. Issues assigned this rating are regarded as having the strongest degree of assurance for timely payment.

F-1

Very Strong Credit Quality. Issues assigned this rating reflect an assurance of timely payment only slightly less in degree than issues rated F-1+.

F-2

Good Credit Quality. Issues carrying this rating have a satisfactory degree of assurance for timely payments, but the margin of safety is not as great as the F-1+ and F-1 categories.

P:\SAI\Funds\Laurel-dlf\J37-317-3-1-05.doc-004